Itaú

4th quarter of 2011

Management Discussion & Analysis and Complete Financial Statements

Itaú Unibanco Holding S.A.

Contents

Management Discussion & Analysis	**1**
Executive Summary	**3**
Analysis of Net Income	**11**
Managerial Financial Margin	12
Banking Service Fees and Income from Banking Charges	15
Result from Loan Losses	16
Non-interest Expenses	18
Tax Expenses for ISS, PIS, Cofins and Others	20
Income Tax and Social Contribution on Net Income	20
Balance Sheet	**22**
Balance Sheet by Currency	**29**
Value at Risk	**30**
Ownership Structure	**31**
Analysis of Segments	**35**
Commercial Bank	40
Consumer Credit	41
Itaú BBA	42
Insurance, Pension Plans and Capitalization	**43**
Activities Abroad	**51**
Report of Independent Accountants	**57**
Complete Financial Statements	**59**

It should be noted that the financial statements relating to prior periods have been reclassified for comparison purposes (further details are presented in Note 22-I of the Financial Statements).

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

Atendimento

Management Discussion and Analysis

Itaú Unibanco Holding S.A.

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 2

Executive Summary

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights

R$ million (except where indicated)

	4th Q/11	3rd Q/11	4th Q/10	2011	2010
Statement of Income					
Recurring Net Income	3,746	3,940	3,400	14,641	13,023
Net Income	3,681	3,807	3,890	14,621	13,323
Operating Revenues [1]	19,578	19,167	17,776	74,256	66,390
Managerial Financial Margin [2]	12,991	12,947	12,031	49,601	44,050
Shares (R$)					
Recurring Net Income per share [3]	0.83	0.87	0.75	3.23	2.87
Net Income per share [3]	0.82	0.84	0.86	3.23	2.94
Number of Outstanding Shares – in thousands	4,513,640	4,512,243	4,544,368	4,513,640	4,544,368
Book Value per share	15.81	15.12	13.40	15.81	13.40
Dividends/JCP net of taxes [4]	2,284	740	1,021	4,394	3,908
Dividends/JCP net of taxes [4] per share	0.51	0.16	0.22	0.97	0.86
Market Capitalization [5]	152,787	131,261	179,639	152,787	179,639
Market Capitalization [5] (US$ Million)	81,451	70,784	107,813	81,451	107,813
Performance Ratios (%)					
Recurring Return on Average Equity – Annualized [6]	21.8%	23.5%	23.0%	22.3%	23.5%
Return on Average Equity – Annualized [6]	21.4%	22.7%	26.3%	22.3%	24.1%
Recurring Return on Average Assets – Annualized [7]	1.8%	1.9%	1.9%	1.8%	2.0%
Return on Average Assets – Annualized [7]	1.7%	1.9%	2.2%	1.8%	2.0%
Solvency Ratio (BIS Ratio) (Economic Financial-Consolidated)	16.4%	15.5%	15.4%	16.4%	15.4%
Annualized Spread-Sensitive Margin with Clients-Credit	13.0%	13.2%	13.8%	13.0%	14.1%
Annualized Net Interest Margin with Clients [8]	11.0%	11.7%	12.2%	11.4%	12.2%
Annualized Net Interest Margin with Credit after Provision for Credit Risk [8]	8.0%	8.3%	9.8%	8.1%	9.4%
Nonperforming Loans Index (NPL over 90 days)	4.9%	4.7%	4.2%	4.9%	4.2%
Coverage Ratio (Provision for Loan and Lease Losses/Nonperforming Loans over 90 days)	153%	156%	177%	153%	177%
Efficiency Ratio (ER) [9]	47.3%	47.5%	51.9%	47.7%	49.1%
Risk Adjusted Efficiency Ratio (RAER) [9]	69.9%	69.7%	69.9%	70.3%	70.1%
Balance Sheet	**Dez 31,11**	**Sep 30,11**	**Dez 31,10**		
Total Assets	851,332	836,994	751,443		
Total Loan Portfolio, including Sureties, Endorsements and Guarantees	397,012	382,236	333,427		
Loan Operations (A)	345,483	335,279	295,053		
Sureties, Endorsements and Guarantees	51,530	46,957	38,374		
Deposits + Debentures + Securities + Borrowings and Onlending (B) [10]	480,601	445,558	390,688		
Loan Operations/Funding (A/B)	71.9%	75.2%	75.5%		
Stockholders' Equity	71,347	68,206	60,879		
Relevant Data					
Assets Under Administration	403,906	390,811	363,818		
Employees (Individuals)	104,542	105,969	108,040		
Employees in Brazil (Individuals)	98,258	99,820	102,316		
Employees Abroad (Individuals)	6,284	6,149	5,724		
Number of Points of Service	33,753	34,178	34,212		
Branches (Units)	4,072	4,005	3,967		
CSB – Client Service Branches (Units)	912	943	944		
ATM – Automated Teller Machines (Units) [11]	28,769	29,230	29,301		

Macroeconomic Indicators | Major Indicators

	4th Q/11	3rd Q/11	4th Q/10	2011	2010
EMBI Brazil Risk	224	274	175	224	175
CDI – In the Period (%)	2.7%	3.0%	2.6%	11.6%	9.8%
Dollar Exchange Rate – Quotation in R$	1.8758	1.8544	1.6662	1.8758	1.6662
Dollar Exchange Rate – Variation in the Period (%)	1.2%	18.8%	-1.7%	12.6%	-4.3%
Euro Exchange Rate – Quotation in R$	2.4342	2.4938	2.2280	2.4342	2.2280
Euro Exchange Rate – Variation in the Period (%)	-2.4%	10.0%	-3.6%	9.3%	-11.1%
IGP-M – In the Period (%)	1.0%	1.0%	3.2%	5.1%	11.3%
Savings Rate– In the Period (%)	1.7%	1.9%	1.7%	7.5%	6.9%

[1] Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses. [2] Described on page 12. [3] Calculated based on the weighted average of the number of outstanding shares. [4] JCP– Interest on Own Capital. Amounts paid/provisioned and declared after 12/31/2011 (Note 16 – b II to the Financial Statements) [5] Total number of outstanding shares (common shares and non-voting shares) multiplied by the average price of non-voting share on the last trading day in the period. [6] Annualized Return was calculated by dividing Net Income by the Average Stockholders' Equity. The quotient was multiplied by the number of periods of the year to derive the annualized index. Additionally, from this quarter, we changed the method for calculating the annualized recurring return to adapt to the new dividend's provisioning dynamic model. [7] Annualized Return was computed by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index. [8] Does not include Margin with Market. See details on page 13. [9] For more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see page 19. [10] As described on page 26. [11] Includes ESBs (electronic service branches) and service points in third-party establishments.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 3

Executive Summary

Itaú

Net Income and Recurring Net Income

Our recurring net income totaled R$3,746 million in the fourth quarter of 2011. This amount was adjusted by the impact of non-recurring events, which are presented in the table below, leading to net income of R$3,681 million for the period.

Non Recurring Events Net of Tax Effects

R$ million

	4th Q/11	3rd Q/11	4th Q/10	2011	2010
Recurring Net Income	**3,746**	**3,940**	**3,400**	**14,641**	**13,023**
Non-recurring events	**(65)**	**(133)**	**490**	**(20)**	**300**
Partial Reversal of Additional Provision for Loan and Lease Losses (a)	-	-	1,038	-	1,038
Fiscal Contingencies (b)	-	-	(380)	-	(380)
Program for Settlement or Installment Payment of Federal Taxes - Law No.11,941/09 (c)	-	-	-	509	145
Market Value Adjustment – BPI (d)	(11)	(77)	-	(244)	-
Provision for Contingencies – Economic Plans (e)	(54)	(55)	(132)	(285)	(467)
Benefits to Employees - Technical Pronouncements CPC 33 (f)	-	-	(35)	-	(35)
Net Income	**3,681**	**3,807**	**3,890**	**14,621**	**13,323**

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non–Recurring Events of 2011 and 2010

(a) Partial reversal of Additional Provision for Loan Losses

In the fourth quarter of 2010, the additional provision for loan and lease losses started to reflect the model of expected loss adopted in the institution's loan risk management, based on the broad concept of BIS II, which considers the potential loss for revolving loan. This model replaces the former one, which contained, besides expected loss, the concept of countercyclical provision, which is treated as a capital cushion according to the BIS III precepts. The adoption of this model resulted in a R$ 1,573 million provision reversal gross of tax in the fourth quarter 2010.

(b) Fiscal contingencies

Provision for fiscal contingencies related to non-recurring events.

Complementary effects from the enrollment by Itaú Unibanco Holding and its subsidiaries in the Program for Settlement or Installment Payment of Federal Taxes in 2009. This program included the debt administered by the Federal Revenue Service of Brazil and by the Attorney's General Office of the National Treasury.

(d) Market Value Adjustment – BPI

The investment held in the *Banco Português de Investimento* was adjusted to recognize its market value based on the share price on the respective closing dates.

(e) Provision for Contingencies - Economic Plans

Provision for losses resulting from economic plans that were effective in the 1980's.

(f) Benefits to Employees - Technical Pronouncement CPC 33

Post-employment benefits impact on the income statement of 2010 in the context of the technical pronouncement CPC 33.

Managerial Statement of Income

The following tables are based on the Managerial Statement of Income, which arises from reclassifications made in the audited accounting statement of income. Basically, the tax effects of hedges of investments abroad, originally included in tax expenses (PIS and Cofins), and income tax and social contribution on net income, were reclassified to financial margin.

Our strategy for exchange risk management of capital invested abroad is intended to avoid impacts from exchange variation on net income. For this purpose, the exchange risk is neutralized and the investments are remunerated in Reais, through the use of derivative financial instruments. Our strategy to hedge investments abroad also considers the impacts of all related tax effects. It should be noted that, in the fourth quarter of 2011, the Real depreciated 1.2% against the U.S. Dollar and appreciated 2.4% against the Euro, as compared to depreciation of 18.8% and 10.0% in the previous quarter, respectively.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 4

Executive Summary

The reconciliations between the Accounting and Managerial Statements of Income of the last two quarters are presented below.

Reconciliation between the Accounting and Managerial Statements | 4th quarter of 2011

R$ million

	Itaú Unibanco			
	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial
Operating Revenues	**19,351**	**-**	**227**	**19,578**
Managerial Financial Margin	12,764	-	227	12,991
Financial Margin with Clients	11,966	-	-	11,966
Financial Margin with Market	797	-	227	1,025
Banking Service Fees and Income from Banking Charges	5,088	-	-	5,088
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,392	-	-	1,392
Other Operating Income	108	-	-	108
Loan and Retained Claim Losses Net of Recovery	**(4,202)**	**-**	**-**	**(4,202)**
Expenses for Allowance for Loan and Lease Losses	(5,453)	-	-	(5,453)
Income from Recovery of Loans Written Off as Losses	1,574	-	-	1,574
Retained Claims	(322)	-	-	(322)
Other Operating Income/(Expenses)	**(9,769)**	**99**	**(11)**	**(9,681)**
Non-interest Expenses	(8,629)	82	-	(8,547)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(965)	-	(11)	(976)
Selling Expenses from Insurance	(251)	-	-	(251)
Equity in Earnings of Affiliates and Other Investments	76	17	-	93
Operating Income	**5,380**	**99**	**216**	**5,696**
Non-operating Income	2	-	-	2
Income before Tax and Profit Sharing	**5,382**	**99**	**216**	**5,698**
Income Tax and Social Contribution	**(1,439)**	**(34)**	**(216)**	**(1,689)**
Profit Sharing	**(29)**	**-**	**-**	**(29)**
Minority Interests	**(234)**	**-**	**-**	**(234)**
Net Income	**3,681**	**65**	**-**	**3,746**

Reconciliation between the Accounting and Managerial Statements | 3rd quarter of 2011

R$ million

	Itaú Unibanco			
	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial
Operating Revenues	**16,399**	**-**	**2,768**	**19,167**
Managerial Financial Margin	10,179	-	2,768	12,947
Financial Margin with Clients	11,812	-	-	11,812
Financial Margin with Market	(1,632)	-	2,768	1,136
Banking Service Fees and Income from Banking Charges	4,820	-	-	4,820
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,319	-	-	1,319
Other Operating Income	80	-	-	80
Loan and Retained Claim Losses Net of Recovery	**(4,041)**	**-**	**-**	**(4,041)**
Expenses for Allowance for Loan and Lease Losses	(4,972)	-	-	(4,972)
Income from Recovery of Loans Written Off as Losses	1,315	-	-	1,315
Retained Claims	(385)	-	-	(385)
Other Operating Income/(Expenses)	**(9,490)**	**201**	**(187)**	**(9,477)**
Non-interest Expenses	(8,484)	84	-	(8,401)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(759)	-	(187)	(946)
Selling Expenses from Insurance	(253)	-	-	(253)
Equity in Earnings of Affiliates and Other Investments	6	117	-	124
Operating Income	**2,867**	**201**	**2,580**	**5,649**
Non-operating Income	62	-	-	62
Income before Tax and Profit Sharing	**2,929**	**201**	**2,580**	**5,711**
Income Tax and Social Contribution	**1,125**	**(68)**	**(2,580)**	**(1,523)**
Profit Sharing	**(57)**	**-**	**-**	**(57)**
Minority Interests	**(190)**	**-**	**-**	**(190)**
Net Income	**3,807**	**133**	**-**	**3,940**

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 5

Executive Summary

Itaú

We present below a perspective of the income statement highlighting the Operating Revenues, which is composed of the sum of revenues from banking, insurance, pension plans and capitalization operations.

Statement of Income | Operating Revenues Perspective

R$ million

	4th Q/11	3rd Q/11	4th Q/10	2011	2010	Variation 4th Q/11 – 3rd Q/11		Variation 4th Q/11 – 4th Q/10		Variation 2011-2010	
Operating Revenues	**19,578**	**19,167**	**17,776**	**74,256**	**66,390**	**412**	**2.1%**	**1,803**	**10.1%**	**7,866**	**11.8%**
Managerial Financial Margin	12,991	12,947	12,031	49,601	44,050	44	0.3%	960	8.0%	5,551	12.6%
Financial Margin with Clients	11,966	11,812	10,817	45,816	40,020	155	1.3%	1,149	10.6%	5,796	14.5%
Financial Margin with Market	1,025	1,136	1,214	3,785	4,029	(111)	-9.8%	(189)	-15.6%	(244)	-6.1%
Banking Service Fees and Income from Banking Charges	5,088	4,820	4,493	19,048	17,101	267	5.5%	594	13.2%	1,947	11.4%
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,392	1,319	1,107	5,215	4,711	73	5.5%	285	25.8%	504	10.7%
Other Operating Income	108	80	145	393	528	28	35.2%	(37)	-25.6%	(136)	-25.7%
Loan and Retained Claim Losses Net of Recovery	**(4,202)**	**(4,041)**	**(2,986)**	**(15,936)**	**(13,092)**	**(160)**	**4.0%**	**(1,216)**	**40.7%**	**(2,844)**	**21.7%**
Expenses for Allowance for Loan and Lease Losses	(5,453)	(4,972)	(3,918)	(19,912)	(15,693)	(482)	9.7%	(1,535)	39.2%	(4,219)	26.9%
Income from Recovery of Loans Written Off as Loss	1,574	1,315	1,310	5,488	4,209	259	19.7%	263	20.1%	1,279	30.4%
Retained Claims	(322)	(385)	(378)	(1,512)	(1,608)	63	-16.3%	55	-14.7%	96	-6.0%
Operating Margin	**15,377**	**15,125**	**14,790**	**58,320**	**53,298**	**251**	**1.7%**	**587**	**4.0%**	**5,022**	**9.4%**
Other Operating Income/(Expenses)	**(9,681)**	**(9,477)**	**(9,661)**	**(37,005)**	**(34,122)**	**(204)**	**2.2%**	**(19)**	**0.2%**	**(2,882)**	**8.4%**
Non-interest Expenses	(8,547)	(8,401)	(8,389)	(32,587)	(29,772)	(146)	1.7%	(158)	1.9%	(2,815)	9.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(976)	(946)	(1,101)	(3,839)	(3,770)	(30)	3.2%	126	-11.4%	(70)	1.9%
Selling Expenses From Insurance	(251)	(253)	(273)	(989)	(1,003)	2	-0.8%	22	-8.0%	15	-1.5%
Equity in Earnings of Affiliates and Other Investments	93	124	102	410	423	(30)	-24.5%	(9)	-8.5%	(13)	-3.0%
Operating Income	**5,696**	**5,649**	**5,129**	**21,316**	**19,176**	**47**	**0.8%**	**567**	**11.1%**	**2,140**	**11.2%**
Non-operating Income	2	62	59	191	81	(60)	-96.7%	(57)	-	111	-
Income before Tax and Profit Sharing	**5,698**	**5,711**	**5,187**	**21,507**	**19,256**	**(13)**	**-0.2%**	**511**	**9.8%**	**2,251**	**11.7%**
Income Tax and Social Contribution	**(1,689)**	**(1,523)**	**(1,491)**	**(5,861)**	**(5,106)**	**(166)**	**10.9%**	**(198)**	**13.3%**	**(754)**	**14.8%**
Profit Sharing	**(29)**	**(57)**	**(93)**	**(192)**	**(261)**	**28**	**-49.7%**	**64**	**-69.2%**	**69**	**-26.4%**
Minority Interests in Subsidiaries	**(234)**	**(190)**	**(204)**	**(814)**	**(866)**	**(44)**	**23.0%**	**(31)**	**15.0%**	**52**	**-6.1%**
Recurring Net Income	**3,746**	**3,940**	**3,400**	**14,641**	**13,023**	**(194)**	**-4.9%**	**347**	**10.2%**	**1,618**	**12.4%**

We present below a perspective of the income statement highlighting the Managerial Financial Margin.

Statement of Income | Managerial Financial Margin Perspective

R$ million

	4th Q/11	3rd Q/11	4th Q/10	2011	2010	Variation 4th Q/11 – 3rd Q/11		Variation 4th Q/11 – 4th Q/10		Variation 2011-2010	
Managerial Financial Margin	**12,991**	**12,947**	**12,031**	**49,601**	**44,050**	**44**	**0.3%**	**960**	**8.0%**	**5,551**	**12.6%**
Financial Margin with Clients	11,966	11,812	10,817	45,816	40,020	155	1.3%	1,149	10.6%	5,796	14.5%
Financial Margin with Market	1,025	1,136	1,214	3,785	4,029	(111)	-9.8%	(189)	-15.6%	(244)	-6.1%
Results from Loan and Lease Losses	**(3,880)**	**(3,657)**	**(2,608)**	**(14,424)**	**(11,484)**	**(223)**	**6.1%**	**(1,272)**	**48.8%**	**(2,940)**	**25.6%**
Expenses for Allowance for Loan and Lease Losses	(5,453)	(4,972)	(3,918)	(19,912)	(15,693)	(482)	9.7%	(1,535)	39.2%	(4,219)	26.9%
Income from Recovery of Loans Written Off as Loss	1,574	1,315	1,310	5,488	4,209	259	19.7%	263	20.1%	1,279	30.4%
Net Result from Financial Operations	**9,111**	**9,291**	**9,422**	**35,177**	**32,566**	**(179)**	**-1.9%**	**(311)**	**-3.3%**	**2,612**	**8.0%**
Other Operating Income/(Expenses)	**(3,415)**	**(3,642)**	**(4,294)**	**(13,862)**	**(13,390)**	**227**	**-6.2%**	**879**	**-20.5%**	**(472)**	**3.5%**
Banking Service Fees and Income from Banking Charges	5,088	4,820	4,493	19,048	17,101	267	5.5%	594	13.2%	1,947	11.4%
Result from Insurance, Pension Plans and Capitalization Operations	819	681	456	2,714	2,100	138	20.2%	362	79.4%	615	29.3%
Non-interest Expenses	(8,547)	(8,401)	(8,389)	(32,587)	(29,772)	(146)	1.7%	(158)	1.9%	(2,815)	9.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(976)	(946)	(1,101)	(3,839)	(3,770)	(30)	3.2%	126	-11.4%	(70)	1.9%
Equity in Earnings of Affiliates and Other Investments	93	124	102	410	423	(30)	-24.5%	(9)	-8.5%	(13)	-3.0%
Other Operating Income	108	80	145	393	528	28	35.2%	(37)	-25.6%	(136)	-25.7%
Operating Income	**5,696**	**5,649**	**5,129**	**21,316**	**19,176**	**47**	**0.8%**	**567**	**11.1%**	**2,140**	**11.2%**
Non-operating Income	2	62	59	191	81	(60)	-96.7%	(57)	-	111	-
Income before Tax and Profit Sharing	**5,698**	**5,711**	**5,187**	**21,507**	**19,256**	**(13)**	**-0.2%**	**511**	**9.8%**	**2,251**	**11.7%**
Income Tax and Social Contribution	**(1,689)**	**(1,523)**	**(1,491)**	**(5,861)**	**(5,106)**	**(166)**	**10.9%**	**(198)**	**13.3%**	**(754)**	**14.8%**
Profit Sharing	**(29)**	**(57)**	**(93)**	**(192)**	**(261)**	**28**	**-49.7%**	**64**	**-69.2%**	**69**	**-26.4%**
Minority Interests in Subsidiaries	**(234)**	**(190)**	**(204)**	**(814)**	**(866)**	**(44)**	**23.0%**	**(31)**	**15.0%**	**52**	**-6.1%**
Recurring Net Income	**3,746**	**3,940**	**3,400**	**14,641**	**13,023**	**(194)**	**-4.9%**	**347**	**10.2%**	**1,618**	**12.4%**

Management Discussion & Analysis Itaú Unibanco Holding S.A. 6

Executive Summary

Net Income

R$ million
3,234
3,298
3,158
3,890
3,638
3,603
3,940
3,746
3,168
3,165
3,034
3,400
3,530
3,317
3,807
3,681
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
Recurring Net Income
Net Income

The recurring net income for the fourth quarter of 2011 amounted to R$3,746 million, an increase of 10.2% from the same period of the previous year. When compared to the third quarter of 2011, our income before tax and profit sharing stood practically stable while our recurring net income decreased 4.9%, due to a higher effective income tax and social contribution. When we compare 2011 to 2010, recurring net income grew 12.4%, mainly due to improvements of 14.5% in financial margin with clients, 11.4% in banking service fees and from banking charges and 29.3% in results from insurance, pension plans and capitalization. In this period, result from loan lease losses grew 25.6%, while non-interest expenses increased 9.5%.

Annualized Return on Average Equity

%
24.4
24.4
23.8
23.5
23.4
21.9
22.4
22.3
24.4
24.4
22.5
23.0
23.4
20.4
23.5
21.8
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
Recurring Return on Average Equity (quarterly)
Recurring Return on Average Equity (year-to-date)

The annualized recurring return on average equity reached 21.8% in the fourth quarter of 2011 and 22.3% in 2011.

As from this quarter, the calculation method was changed to adapt to the new dynamics for dividend provision. On December 31, 2011, stockholders' equity, which forms the calculation basis of our annualized return on average equity, was adjusted by R$1,847 million, the amount of the dividend proposed by the management bodies which exceeds the minimum mandatory dividend and which, as determined by Circular Letter Nº 3,516/11 of the Central Bank of Brazil, must be maintained in our stockholders' equity while awaiting for the approval of the Shareholders' Meeting.

Net Income per Share and Recurring Net Income per Share

R$
0.71
0.73
0.70
0.86
0.80
0.79
0.87
0.83
0.70
0.70
0.67
0.75
0.78
0.73
0.84
0.82
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
Recurring Net Income per share
Net Income per share

Net income per share for the fourth quarter of 2011 decreased 2.0% when compared to the prior quarter, reaching R$0.82. With respect to the year to date amounts in 2011, the net income per share has evolved to R$3.23, up 9.9% over the previous year. Recurring earnings per share were R$0.83 and R$3.23 in the fourth quarter of 2011 and year to date, respectively.

The increase in net income per share was driven by, in addition to the evolution of results in 2011, the repurchase of 40,970,900 own shares, which occurred until the end of the third quarter of 2011 at an average price of R$31.79.

Operating Revenues

R$ million
15,700
16,278
16,636
17,776
17,533
17,979
19,167
19,578
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11

In the fourth quarter of 2011, operating revenues, which represent revenues from banking operations and insurance, pension plans and capitalization operations, totaled R$ 19,578 million. Main components of operating revenues and other items of the results are presented next.

Managerial Financial Margin

R$ million
4th Q/11
1,025
11,966
12,991
3rd Q/11
1,136
11,812
12,947
2nd Q/11
690
11,249
11,939
1st Q/11
935
10,789
11,724
4th Q/10
1,214
10,817
12,031
3rd Q/10
906
10,143
11,049
2nd Q/10
891
9,857
10,748
1st Q/10
1,019
9,204
10,222
Financial Margin with Clients
Financial Margin with Market

The managerial financial margin for the fourth quarter of 2011 totaled R$12,991 million, representing an increase of R$44 million in relation to the third quarter of 2011. The managerial financial margin with clients totaled R$11,966 million, an increase of 1.3% from the prior period, whereas the financial margin with market amounted to R$1,025 million, a reduction of R$111 million as compared to the prior quarter.

In 2011, our managerial financial margin reached R$ 49,601 million representing an evolution of 12.6% when compared to 2010.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 7

Executive Summary

Banking Service Fees and Income from Banking Charges

R$ million

4,024
4,204
4,379
4,493
4,467
4,672
4,820
5,088
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11

Banking service fees, including income from banking charges, recorded an increase of 5.5% in the fourth quarter of 2011 as compared to the prior period, totaling R$ 5,088 million, mainly driven by revenues from credit cards and current account services resulting from the higher volume of transactions in the period arising from the increase in year-end sales.

Result from Loan Losses, Net of Recovery

R$ million

2,976
3,004
2,896
2,608
3,173
3,715
3,657
3,880
3,809
3,955
4,010
3,918
4,380
5,107
4,972
5,453
833
952
1,114
1,310
1,207
1,393
1,315
1,574
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
Expenses for Provision for Loan and Lease Losses
Income from Recovery of Loans Written Off as Losses
Result from Loan Losses

The result from loan losses, net of recovery, totaled R$ 3,880 million in the fourth quarter, an increase of 6.1%, due to an increase of R$ 482 million in the expenses for allowance for loan losses, which reached R$ 5,453 million in the fourth quarter of 2011. This behavior is attributed to the residual impact of the post office and bank workers' strikes, increase in default levels, growth in the loan portfolio and the increased amount of loan renegotiation of loans already written off as losses, partially offset by the increase in loan recovery due to the receipt of the 13th month pay (bonus salary) in Brazil.

Non-Interest Expenses

R$ million

4.2%
4.5%
4.7%
4.7%
4.0%
4.0%
4.1%
4.0%
6,506
7,138
7,739
8,389
7,674
7,965
8,401
8,547
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
Non Interest Expenses (R$ million)
Non Interest Expenses / Average Assets

Notwithstanding the higher level of operating activities in the fourth quarter and the opening of 82 fully equipped branches in Brazil (123 for the full year), our non-interest expenses grew only 1.7% in relation to the prior quarter, amounting to R$ 8,547 million in the fourth quarter of 2011. Administrative expenses grew 7.0% (R$ 249 million), especially because of expenses related to facilities and remodeling for the new Itaú Unibanco branch model, explained later in this report. Personnel expenses decreased 5.1% (R$ 177 million) in the quarter.

Efficiency Ratio (E.R.) and Risk Adjusted Efficiency Ratio (R.A.E.R) [1]

73.5
72.0
71.1
70.1
70.1
70.8
70.3
70.3
46.8
47.1
48.3
49.1
49.6
49.6
48.8
47.7
45.6
68.7
48.0
70.1
50.6
71.4
51.9
69.9
47.7
69.3
48.3
72.5
47.5
69.7
47.3
69.9
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
Quarter E.R. (%)
Quarter R.A.E.R. (%)
E.R. Cumulative figure of the last 12 months (%)
R.A.E.R. Cumulative figure of the last 12 months (%)

[1] The criteria for calculating the ratios are detailed on page 19.

During the fourth quarter, the efficiency ratio reached 47.3%, a decrease of 20 basis points when compared to the third quarter of 2011. This change was a result of the 2.1% increase in operating revenues, partially offset by the 1.7% increase in expenses from the prior quarter. The efficiency ratio decreased 460 basis points compared to the same period of the prior year.

In 2011, the efficiency ratio reached 47.7%, a 140 basis point decreased compared to 2010. The dissemination of practices related to the efficiency project was responsible for the strong performance in the control of expenses and played a key role in this improvement.

The risk-adjusted efficiency ratio for the fourth quarter was 69.9%, an increase of 20 basis points from the third quarter of 2011, mainly due to the increase in the expenses for loan and lease losses, partially offset by the factors that impacted the efficiency ratio. In 2011, the risk-adjusted efficiency ratio reached 70.3%.

Unrealized Gains

R$ million

3,030
2,852
3,797
3,990
3,716
3,477
2,934
3,529
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11

Unrealized gains totaled R$3,529 million in the fourth quarter of 2011, a 20.3% increase from the previous period. The increase is mainly to the appreciation of Porto Seguro shares on stock exchanges.

From this quarter we changed the criteria for calculating the unrealized gains: we disconsidered our share on Redecard and included our 30% share in Porto Seguro. For comparability purposes, we restated the past on the chart above.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 8

Executive Summary

Balance Sheet | Assets

R$ million

	Dec 31,11	Sep 30,11	Dec 31,10	Variation Dec/11 – Sep/11	Variation Dec/11 – Dec/10
Current and Long-term Assets	**839,422**	**825,794**	**740,464**	**1.7%**	**13.4%**
Cash and Cash Equivalents	10,633	11,509	10,097	-7.6%	5.3%
Short-term Interbank Investments	116,082	99,519	86,359	16.6%	34.4%
Securities and Derivative Financial Instruments	187,880	185,584	186,562	1.2%	0.7%
Interbank and Interbranch Accounts	98,923	101,876	86,524	-2.9%	14.3%
Loan, Lease and Other Loan Operations	345,483	335,279	295,053	3.0%	17.1%
(Allowance for Loan Losses)	(25,772)	(24,719)	(22,018)	4.3%	17.0%
Other Assets	106,193	116,746	97,888	-9.0%	8.5%
Foreign Exchange Portfolio	26,450	40,274	21,593	-34.3%	22.5%
Other	79,743	76,472	76,295	4.3%	4.5%
Permanent Assets	**11,909**	**11,200**	**10,979**	**6.3%**	**8.5%**
Investments	2,717	2,898	3,250	-6.3%	-16.4%
Fixed and Operating Lease Assets	5,287	4,921	4,728	7.4%	11.8%
Intangible Assets and Goodwill	3,906	3,381	3,001	15.5%	30.1%
TOTAL ASSETS	**851,332**	**836,994**	**751,443**	**1.7%**	**13.3%**

On December 31, 2011, total assets amounted to R$851.3 billion, corresponding to increases of 1.7% and 13.3% when compared to September 30, 2011 and to December 31, 2010, respectively. The growth in loan portfolio (excluding endorsements and sureties) is to be highlighted, with a 3.0% increase quarter–on–quarter and 17.1% compared to December 31, 2010, reaching R$345.5 billion, and the growth in short-term interbank investments, with a 16.6% increase quarter–on–quarter and 34.4% compared to December 31, 2010, reaching R$116.1 billion. In summary, this increase of R$14.3 billion in the total bank assets in the quarter is a result of the growth in (a) the loan portfolio of R$10.2 billion and (b) short–term interbank investments and securities and derivative financial instruments.

Balance Sheet | Liabilities and Equity

R$ million

	Dec 31,11	Sep 30,11	Dec 31,10	Variation Dec/11 – Sep/11	Variation Dec/11 – Dec/10
Current and Long-term Liabilities	**777,009**	**765,922**	**686,286**	**1.4%**	**13.2%**
Deposits	242,636	220,675	202,688	10.0%	19.7%
Demand Deposits	28,933	26,069	26,443	11.0%	9.4%
Savings Deposits	67,170	63,334	57,899	6.1%	16.0%
Interbank Deposits	2,066	2,157	1,929	-4.3%	7.1%
Time Deposits	144,469	129,115	116,416	11.9%	24.1%
Deposits Received under Securities Repurchase Agreements	188,819	195,569	199,656	-3.5%	-5.4%
Fund from Acceptances and Issue of Securities	51,557	40,965	25,592	25.9%	101.5%
Interbank and Interbranch Accounts	4,048	8,624	3,668	-53.1%	10.4%
Borrowings and Onlendings	56,602	57,872	47,338	-2.2%	19.6%
Derivative Financial Instruments	6,807	11,211	5,705	-39.3%	19.3%
Technical Provisions for Insurance, Pension Plans and Capitalization	73,754	70,170	60,551	5.1%	21.8%
Other Liabilities	152,785	160,836	141,088	-5.0%	8.3%
Subordinated Debt	38,974	37,638	33,830	3.6%	15.2%
Foreign Exchange Portfolio	26,182	39,759	22,035	-34.1%	18.8%
Other	87,629	83,440	85,223	5.0%	2.8%
Deferred Income	**836**	**862**	**766**	**-3.0%**	**9.2%**
Minority Interest in Subsidiaries	**2,139**	**2,004**	**3,513**	**6.7%**	**-39.1%**
Stockholders' Equity	**71,347**	**68,206**	**60,879**	**4.6%**	**17.2%**
TOTAL LIABILITIES AND EQUITY	**851,332**	**836,994**	**751,443**	**1.7%**	**13.3%**

In Liabilities and Equity, the following significant increases were observed: 4.6% and 17.2% in stockholders' equity in the quarter and in the year, respectively, reaching R$71.3 billion; 25.9% and 101.5% in funds from acceptances and issue of securities in the quarter and in the year, respectively; 3.6% and 15.2% in subordinated debt in the quarter and in the year, respectively; 11.9% and 24.1% in time deposits in the quarter and in the year, respectively; and 19.6% in borrowings and onlendings in the year. In summary, the liabilities and equity increase in the fourth quarter is a result of the growth of (a) the deposits of R$22.0 billion and (b) funds from acceptances and issue of securities of R$10.6 billion, primarily. Both movement are a consequence of increasing funding initiatives taken by the management during the quarter.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 9

Executive Summary

Loan Portfolio with Endorsements and Sureties

The loan portfolio, including sureties and endorsements, amounted to R$397.012 million on December 31, 2011, growing 3.9% quarter-on-quarter, and 19.1% from the same period of the prior year.

In the individuals segment, the highlights were the mortgage loan, credit card and personal loans portfolios, which increased 6.8%, 9.5% and 5.4% in the quarter, respectively. In the 12 months of 2011, the same products stood out, with increases of 66.7%, 18.0%, and 47.0%, respectively.

The companies segment grew 3.2% in the quarter and 17.9% in the last 12 months. The corporate portfolio increased 3.8% in the quarter and 21.3% in the last 12 months, while the very small, small and middle market companies portfolio increased 2.2% and 13.0% in the same periods, respectively, driven by the growth of the mid sized companies portfolio, with a nominal decrease of the very small and small companies portfolio.

The balance of sureties and endorsements added up to R$51,530 million on December 31, 2011, representing an increase of 9.7% in the quarter and of 34.3% in the last 12 months, mainly on account of the higher volume of transactions with large companies, which grew 10.3% quarter-on-quarter and 34.5% when compared to December 31, 2010.

R$ million

				Variation	
	Dec 31,11	Sep 30,11	Dec 31,10	Dec/11–Sep/11	2011 – 2010
Individuals	**147,573**	**141,475**	**125,079**	**4.3%**	**18.0%**
Credit Card	38,961	35,586	33,030	9.5%	18.0%
Personal Loans	35,069	33,282	23,864	5.4%	47.0%
Vehicles	60,093	60,008	60,118	0.1%	0.0%
Mortgage Loans (*)	13,450	12,599	8,067	6.8%	66.7%
Companies	**228,761**	**221,660**	**193,951**	**3.2%**	**17.9%**
Corporate	139,907	134,751	115,348	3.8%	21.3%
Very Small, Small and Middle Market (**)	88,854	86,908	78,604	2.2%	13.0%
Argentina/Chile/Uruguay/Paraguay	**20,678**	**19,102**	**14,397**	**8.3%**	**43.6%**
Total with Endorsements and Sureties	**397,012**	**382,236**	**333,427**	**3.9%**	**19.1%**
Total Retail - Brazil (***)	**236,427**	**228,383**	**203,682**	**3.5%**	**16.1%**
Endorsements and Sureties	**51,530**	**46,957**	**38,374**	**9.7%**	**34.3%**
Individuals	267	248	252	7.6%	5.7%
Corporate	46,670	42,303	34,693	10.3%	34.5%
Very Small, Small and Middle Market	3,174	3,099	2,541	2.4%	24.9%
Argentina/Chile/Uruguay/Paraguay	1,419	1,307	888	8.6%	59.8%
Growth adjusted for the effects of exchange rate changes				**3.7%**	**17.2%**

(*) The table does not include co-obligation in mortgage loan assignment in the amount of R$534.2 million. If it was considered, the grown recorded for this portfolio would have been 73.4%; (**) Includes Rural Loans to Individuals. (***) Includes Individuals and Very Small, Small and Middle Market companies. Note: the acquired payroll loans portfolio is considered as corporate risk. Mortgage and Rural Loans portfolios from the businesses segment are allocated according to the client's size. For more details, see page 23. Disregarding the effect of the exchange variation on the corporate portfolio, the grown recorded for this portfolio would have been 3.5% in the fourth quarter and 18.1% in the last 12 months.

Loan Portfolio – Currency Disclosure

R$ billion

Dec/11 64.2 332.8 397.0
Sep/11 61.4 320.9 382.2
Jun/11 48.3 311.8 360.1
Mar/11 46.3 298.6 344.9
Dec/10 43.1 290.3 333.4
Sep/10 40.8 270.5 311.3
Jun/10 38.2 256.1 294.4
Mar/10 37.5 245.5 283.0
Local Currency
Foreign Currency

On December 31, 2011, R$64.2 billion of our total loan assets was denominated in, or indexed to, foreign currencies. The slight depreciation of the Real against these currencies, namely the U.S. dollar, contributed to the change in the total balance quarter on quarter.

NPL Ratio (90 days)

7.9% 8.1% 8.0% 7.4% 6.7% 6.3% 6.0% 5.8% 5.7% 5.8% 6.3% 6.6%
4.4% 5.4% 5.9% 5.6% 4.8% 4.6% 4.2% 4.2% 4.2% 4.5% 4.7% 4.9%
1.9% 3.1% 4.1% 4.0% 3.3% 3.2% 2.8% 2.9% 3.1% 3.5% 3.5% 3.5%
Mar, 09 Jun, 09 Sep, 09 Dec, 09 Mar, 10 Jun, 10 Sep, 10 Dec, 10 Mar, 11 Jun, 11 Sep, 11 Dec, 11
Companies
Total
Individuals

The overall NPL ratio (loans operations more than 90 days overdue) was 4.9% in December 2011, representing a 20 basis point growth compared to September 2011, and a 70 basis point increase compared to December 2010.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 10

Itaú
Atendimento

Analysis of the Net Income

Itaú Unibanco Holding S.A.

Analysis of the Net Income

Managerial Financial Margin

Our managerial financial margin totaled R$12,991 million in the fourth quarter of 2011, corresponding to a R$44 million or 0.3% increase from the third quarter of 2011. In 2011, the increase was 12.6% when compared to the period between January and December, 2010.

The main drivers of the variation from the third to the fourth quarter of 2011 are presented below:

R$ million

	4th Q/11	3rd Q/11	2011	2010	Variation 4th Q/11 – 3rd Q/11		Variation 2011 – 2010	
Financial Margin with Clients	**11,966**	**11,812**	**45,816**	**40,020**	**155**	**1.3%**	**5,796**	**14.5%**
Interest Rate-Sensitive	1,601	1,843	7,160	5,485	(242)	-13.1%	1,675	30.5%
Spread-Sensitive	10,365	9,969	38,656	34,535	396	4.0%	4,120	11.9%
Financial Margin with Market	**1,025**	**1,136**	**3,785**	**4,029**	**(111)**	**-9.8%**	**(244)**	**-6.1%**
Total	**12,991**	**12,947**	**49,601**	**44,050**	**44**	**0.3%**	**5,551**	**12.6%**

Financial Margin with Clients

The managerial financial margin with clients arises from the use of financial products and services by our clients, including both account holders and non-account holders.

In the fourth quarter of 2011, the financial margin with clients totaled R$11,966 million, corresponding to a 1.3% increase from the previous period. In order to allow for a better understanding of the financial margin, we divide the operations in two different groups: financial margin of operations that are sensitive to interest rate variations, and financial margin of operations that are sensitive to spreads.

Interest Rate-Sensitive Operations

The financial margin on interest-rate sensitive operations added up to R$1,601 million in the quarter, which corresponds to a 13.1% decrease from the previous quarter, mainly impacted by the decrease in the annualized Brazilian benchmark rate – SELIC for the period and by the increase in interbank investments abroad. The detailed evolution of these margins is shown in the next page of this report.

Annualized Rate of Interest Rate-Sensitive Operations in Brazil

R$ million

	4th Q/11	3rd Q/11	Variation 4th Q/11 – 3rd Q/11	
Average Balance	70,878	61,157	9,722	15.9%
Financial Margin	1,594	1,840	(245)	-13.3%
Annualized Rate	10.7%	12.0%		-140 bps

8.1%
8.9%
10.4%
10.3%
10.6%
11.2%
12.0%
10.7%
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11

Spread-Sensitive Margin with Clients

The financial margin of spread-sensitive operations amounted to R$10,365 million in the period, corresponding to a 4.0%, or R$396 million increase from the previous quarter. This increase was mainly driven by the growth in the average balance of our other interest-bearing assets and credit operations. The credit spread remained relatively stable in the quarter, dropping 20 basis points. The same happened to our other spread-sensitive interest-bearing assets considered in this analysis where spread dropped 20 basis points. However, as the balance of our spread -sensitive interest-bearing assets increased faster than the credit balance in the quarter due the growth of funding in the period (see page 25 of this report), the combined spread of spread-sensitive operations decreased 50 basis points reaching 11.3% in the fourth quarter of 2011.

Annualized Rate of Spread-Sensitive Operations

R$ million

	4th Q/11	3rd Q/11	Variation 4th Q/11 – 3rd Q/11	
Average Balance	365,816	338,092	27,724	8.2%
Financial Margin	10,365	9,969	396	4.0%
Annualized Rate	11.3%	11.8%		-50 bps

13.0%
13.3%
12.5%
12.7%
11.8%
11.7%
11.8%
11.3%
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11

Managerial Financial Margin with Market

The financial margin with market basically arises from treasury transactions that include asset liability management (ALM) and proprietary portfolio management. In this quarter, the financial margin with market totaled R$1,025 million, a R$111 million decrease from the previous quarter basically due to fixed income positions.

In the fourth quarter of 2011, 8.2 million shares of CETIP were sold, increasing our financial margin with market in R$175 million. In the third quarter of 2011, 6.4 million shares of CETIP were sold generating income of R$151 million.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 12

Analysis of the Net Income

Managerial Financial Margin with Clients

As a result of changes described above, the Net Interest Margin – NIM, which is the annualized rate of managerial financial margin with clients and does not consider the financial margin with market, reached 11.0% in the fourth quarter of 2011.

Taking into consideration the financial margin of credit after the expenses with allowance for loan and lease losses, net of the recovery of credits written off as losses, the adjusted NIM rate reaches 8.0%, or a 30 basis point decrease from the previous quarter.

R$ million

	4th Q/11			3rd Q/11			2011		
	Average Balance	Financial Margin	Average Rate (p.y.)	Average Balance	Financial Margin	Average Rate (p.y.)	Average Balance	Financial Margin	Average Rate (p.y.)
Demand Deposits + Floatings	38,579			34,798			37,011		
(-) Compulsory Deposits	(11,678)			(10,555)			(11,220)		
Contingent Liabilities (-) Deposits in guarantee of Contingent Liabilities	1,540			1,630			1,693		
Tax and Social Security obligations (-) Deposits in guarantee	16,640			16,151			17,371		
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury - Cash Equivalents Abroad)	43,836			46,722			46,475		
(-) Tax Credits	(29,137)			(27,589)			(27,139)		
Interest Rate-Sensitive Operations in Brazil	**59,780**	**1,594**	**10.7%**	**61,157**	**1,840**	**12.0%**	**64,192**	**7,148**	**11.6%**
Interest Rate-Sensitive Operations Abroad	**11,099**	**7**	**0.3%**	**5,208**	**3**	**0.3%**	**5,160**	**12**	**0.3%**
Interest Rate Sensitive Margin with Clients (A)	**70,878**	**1,601**	**9.0%**	**66,364**	**1,843**	**11.1%**	**69,352**	**7,160**	**10.3%**
	Average Balance	Financial Margin	Spread (p.y.)	Average Balance	Financial Margin	Spread (p.y.)	Average Balance	Financial Margin	Spread (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	47,614			35,333			33,348		
Interbank and Interbranch Accounts (**)	4,100			4,033			4,001		
Spread-Sensitive Margin with Clients – Other Assets	**51,714**	**170**	**1.3%**	**39,366**	**143**	**1.5%**	**37,349**	**493**	**1.3%**
Loans, Leasing and Other Credits	339,494			323,114			318,054		
(Allowance for Loan Losses)	(25,393)			(24,388)			(23,752)		
Spread-Sensitive Margin with Clients – Credit (B)	**314,101**	**10,195**	**13.0%**	**298,726**	**9,826**	**13.2%**	**294,301**	**38,163**	**13.0%**
Spread-Sensitive Margin with Clients (C)	**365,816**	**10,365**	**11.3%**	**338,092**	**9,969**	**11.8%**	**331,651**	**38,656**	**11.7%**
Net Interest Margin with Clients (D= A+C)	**436,694**	**11,966**	**11.0%**	**404,456**	**11,812**	**11.7%**	**401,003**	**45,816**	**11.4%**
Provision for Loan and Lease Losses (E)		**(5,453)**			**(4,972)**			**(19,912)**	
Recovery of Credits Written Off as Losses (F)		**1,574**			**1,315**			**5,488**	
Net Interest Margin with Credit after Provision for Credit Risk (G = B+E+F)	**314,101**	**6,315**	**8.0%**	**298,726**	**6,169**	**8.3%**	**294,301**	**23,739**	**8.1%**
Net Interest Margin after Provision for Credit Risk (H = D+E+F)	**436,694**	**8,087**	**7.4%**	**404,456**	**8,155**	**8.1%**	**401,003**	**31,392**	**7.8%**

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/VGBL Technical Provisions (-) Operations Sensitive to Variations in Interest Rate; (**) Net of compulsory deposits (Central Bank).

Net Interest Margin with Clients and Net Interest Margin of Credit after Provision for Credit Risk

14.4%
14.7%
13.8%
13.8%
12.9%
12.8%
13.2%
13.0%
12.1%
12.6%
12.2%
12.2%
11.5%
11.6%
11.7%
11.0%
9.1%
9.6%
9.1%
9.8%
8.3%
7.6%
8.3%
8.0%
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
NIM with clients
Credit NIM
Credit NIM after Provision for Credit Risk

Management Discussion & Analysis Itaú Unibanco Holding S.A. 13

Analysis of the Net Income

Complementary Aspects in Analysis of Financial Margin with Clients

Evolution of the Loan Portfolio Mix (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in the past quarters.

The evolution of our loan portfolio mix with companies, mainly in 2011, shows a reduction in the proportion of the very small and small market companies compared to that of middle market and large companies. This trend also affects margin growth as we move towards a less risky portfolio.

Loan Portfolio Mix – Companies

53.1%
52.8%
52.7%
51.5%
51.2%
50.7%
52.5%
52.1%
46.9%
47.2%
47.3%
48.5%
48.8%
49.3%
47.5%
47.9%
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Very Small, Small and Middle Market
Corporate

The evolution of our loan portfolio mix with individuals in the same period shows the growth of the mortgage loan portfolio and personal and payroll credit lines. The decreased share of the vehicle portfolio in our mix is a result of the stricter requirements for loan extension this year applied to a well-established portfolio.

Loan Portfolio Mix – Individuals

5.3%
5.7%
6.0%
6.5%
7.2%
8.1%
8.9%
9.1%
19.8%
19.9%
19.8%
18.9%
20.7%
22.1%
23.4%
23.6%
25.0%
25.2%
25.0%
26.5%
25.5%
25.5%
25.2%
26.4%
50.0%
49.3%
49.2%
48.2%
46.6%
44.3%
42.5%
40.8%
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Vehicles
Credit Card
Personal Loans and Payroll Loans
Mortgage Loans

Loan Portfolio by Origination Period

The chart below shows the evolution of our loan portfolio, excluding sureties and endorsements, by origination period (vintages).

R$ million

295,053
335,279
345,483
16.2%
15.0%
68.9%
9.0%
8.1%
25.9%
8.3%
13.6%
35.1%
7.6%
6.6%
21.2%
7.0%
10.5%
13.6%
33.4%
2009
2010
(21.2%)
2011
(64.5%)
Dec/10
Sep/11
Dec/11
4th Q/11
3rd Q/11
2nd Q/11
1st Q/11
2010
2009
Other

New loans continue to be granted every quarter at a fairly constant pace, in proportional terms. Additionally, given the profile of the terms of our different credit products, the composition of new contract pools also remained stable in the most recent periods. On December 31, 2011, 64.5% of the portfolio was comprised loans originated in 2011, 21.2% of the portfolio compromised loans originated in 2010, 6.6% in 2009, and 7.6% in previous years.

We see, therefore, that the operations originated until 2009, corresponding mostly to vehicles and mortgage loans that have longer average maturity terms, already represent a small portion of the portfolio and that all the credit granted in 2010, with lower spreads, no longer causes significant impact on our NIM with clients, due the fast portfolio repricing.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 14

Analysis of the Net Income

Banking Service Fees and Income from Banking Charges

R$ million

	4th Q/11	3rd Q/11	2011	2010	Variation 4th Q/11 - 3rd Q/11		Variation 2011 - 2010	
Asset Management	662	671	2,608	2,496	(9)	-1.3%	111	4.5%
Current Account Services	680	623	2,477	2,451	57	9.2%	26	1.1%
Credit Operations and Guarantees Provided	859	823	3,288	2,809	36	4.4%	479	17.1%
Collection Services	345	357	1,333	1,324	(13)	-3.5%	8	0.6%
Credit Cards	2,110	1,891	7,497	6,347	218	11.6%	1,150	18.1%
Other	432	455	1,845	1,673	(23)	-5.1%	172	10.3%
Total	**5,088**	**4,820**	**19,048**	**17,101**	**267**	**5.5%**	**1,947**	**11.4%**

In the fourth quarter of 2011, banking service fees, including income from banking charges, amounted to R$ 5,088 million, or a 5.5% increase from the third quarter of the year. In 2011, banking service fees and charges grew 11.4% from 2010.

Asset Management

Asset management revenues totaled R$ 662 million in the quarter, a 1.3% decrease from the prior period, basically driven by the reduced fund management income, as a result of the lower number of business days in the period. The volume of assets under our management totaled R$ 403,906 million in December, a 3.4% increase from September, 2011.

Current Account Services

Revenues from current account services totaled R$ 680 million in the fourth quarter, representing a 9.2% growth quarter-on-quarter.

Credit Operations and Guarantees Provided

Revenues from credit operations and guarantees provided added up to R$ 859 million in the fourth quarter, a 4.4% growth from the prior quarter. The growth of these revenues is mainly due to the higher volume of transactions, due to year-end sales and higher volume of credit operations, in particular vehicle financing of individuals, when compared to the third quarter of 2011.

Collection Services

Revenues from collection services reached R$ 345 million, representing a 3.5% decrease from the prior period, primarily on account of reduced utilities collection income.

Credit Cards

Credit card revenues amounted to R$ 2,110 million in the last quarter of 2011, an 11.6% growth from the prior quarter, mainly as a result of the increase in revenues from annual fees, and higher interchange revenues arising from the increased volume of transactions due to year-end sales.

Other

R$ million

	4th Q/11	3rd Q/11	Variation
Foreign Exchange Services	23	21	2
Brokerage and Securities Placement	77	96	(19)
Custody Services and Management of Portfolio	54	56	(3)
Economic and Financial Advisory Services	89	85	4
Other Services	189	197	(8)
Total	**432**	**455**	**(23)**

Brokerage and securities placement revenues declined R$ 19 million, due to the lower volume of operations of the broker dealer and the drop in the number of public offerings of shares. The decrease in revenues from other services of R$8 million was partially offset by the R$4 million increase in economic and financial advisory services.

Banking Service Fees and Income from Banking Charges

In 2011, banking service fees and income from banking charges increased 11.4% when compared to the same period of the previous year.

During the fourth quarter of 2011, the ratio between total revenues from banking service fees and banking charges and operating revenues – which includes, in addition to these revenues, the managerial financial margin, revenues from insurance, pension plan and capitalization transactions, and other operating revenues – reached 26.0%. This ratio has fluctuated between 25% and 26% over the most recent quarters, mainly due to the consistent performance of banking service fees and charges. The chart below presents the quarterly historical data of banking service fees and their relation with our operating revenues.

R$ million

4,024
4,204
4,379
4,493
4,467
4,672
4,820
5,088
25.6%
25.8%
26.3%
25.3%
25.5%
26.0%
25.1%
26.0%
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
Banking services fee and income from banking charges
Banking services fee and income from banking charges/Operating Revenues

Management Discussion & Analysis Itaú Unibanco Holding S.A. 15

Analysis of the Net Income

Results from Loan Losses

R$ million

	4th Q/11	3rd Q/11	2011	2010	Variation 4th/11 - 3rd/11		Variation 2011 - 2010	
Expenses for Provision for Loan and Lease Losses	(5,453)	(4,972)	(19,912)	(15,693)	(482)	9.7%	(4,219)	26.9%
Income from Recovery of Loans Written Off as Losses	1,574	1,315	5,488	4,209	259	19.7%	1,279	30.4%
Result from Loan Lease Losses	**(3,880)**	**(3,657)**	**(14,424)**	**(11,484)**	**(223)**	**6.1%**	**(2,940)**	**25.6%**

The result from loan and lease losses totaled R$3,880 million in the fourth quarter of 2011. The expenses for provision for loan and lease losses reached R$5,453 million in the period, R$482 million more than in the previous quarter, due to the impact of the post office and bank workers' strikes, increase in default levels, growth in the loan portfolio and the increased amount of loan renegotiation already written off as losses.

The complementary provision for loan and lease losses, in addition to the minimum required by National Monetary Council (CMN) regulation 2,682/99, stood at R$5,058 million at the end of the fourth quarter of 2011.

Income from recovery of loans previously written off as losses added up to R$1,574 million in the fourth quarter, a R$259 million increase quarter-on-quarter, which is a seasonal effect following the granting of the 13th salary (year-end bonus) in Brazil combined with higher collections efforts.

The increase in renegotiations of loans previously written off as losses observed in 2011, resulted in an increase in the provision for loan and lease losses. For these renegotiations, we fully accrue the debit balance so as not to generate any result until a strong indication of this loan recovery is obtained (this process is explained in more detail on page 24 of this report). Under this practice, our provision expenses increase because the related loan has already been overdue, accrued and recognized as loss in the past. This expense growth is neutralized by the increase in the income from recovery of loans written off as losses, without impact on the net income.

Allowance for Loan Losses and Loan Portfolio

9.1% 8.6% 8.3% 7.5% 7.3% 7.5% 7.4% 7.5%
6.7% 6.3% 6.1% 5.9% 5.7% 5.9% 5.9% 6.0%
22,872 22,623 23,018 22,018 22,239 23,775 24,719 25,772
6,104 6,104 6,104 4,531 5,058 5,058 5,058 5,058
6,089 6,464 6,754 6,929 6,835 7,444 7,342 7,503
10,678 10,055 10,161 10,558 10,346 11,272 12,318 13,210
Mar/10 Jun/10 Sep/10 Dec/10 Mar/11 Jun/11 Sep/11 Dec/11
Allowance for loan losses (R$ million)
Complementary portion of the provision — expected loss model (R$ million)
Additional provision — expected loss model + counter-cyclical provision (R$ million)
Risk Rating H Loan Portfolio (R$ million)
Allowance for loan losses specific + generic + complementary portion / Loan portfolio
Allowance for loan losses specific + generic / Loan portfolio

In December 2011, the balance of the loan portfolio without endorsements and sureties increased R$10,204 million in comparison to September 2011, to reach R$345,483 million, while the balance of the allowance for loan and lease losses grew R$1,053 million to reach R$ 25,772 million. The balance of provisions as a percentage of the loan portfolio increased from 7.4% to 7.5%.

Expenses for Provision for Loan Losses and Loan Portfolio

1.5% 1.5% 1.5% 1.4% 1.5% 1.6% 1.5% 1.6%
1.2% 1.2% 1.1% 0.9% 1.1% 1.2% 1.1% 1.1%
3,809 3,955 4,010 3,918 4,380 5,107 4,972 5,453
2,976 3,004 2,896 2,608 3,173 3,715 3,657 3,880
1st Q/10 2nd Q/10 3rd Q/10 4th Q/10 1st Q/11 2nd Q/11 3rd Q/11 4th Q/11
Expenses for provision for loan losses (R$ million)
Income from Recovery of Loans Written Off as Losses (R$ million)
Expenses for provision for loan losses / Loan portfolio (*)
Income from Recovery of Loans Written Off as Losses/ Loan Portfolio (*)

(*) Average balance of the Loan Portfolio of the two previous quarters.

The ratio of expenses for provision for loan losses to the loan portfolio reached 1.6% in the fourth quarter of 2011, a 10 basis point increase when compared to the prior quarter.

NPL and Non-performing Ratios

R$ million

	Dec 31,11	Sep 30,11	Dec 31,10
Non-performing Loans – 60 days (a)	20,448	18,850	14,851
Non-performing Loans – 90 days (b)	16,847	15,798	12,409
Loan Portfolio (c)	345,483	335,279	295,053
NPL Ratio [(a)/(c)] x 100 over 60 days	5.9%	5.6%	5.0%
NPL Ratio [(b)/(c)] x 100 over 90 days	4.9%	4.7%	4.2%
Coverage:			
Non-performing Loans – 60 days	126%	131%	148%
Non-performing Loans – 90 days	153%	156%	177%

(a) Loans overdue for more than 60 days and that do not accrue revenues.
(b) Loans overdue for more than 90 days.
(c) Endorsements and sureties not included

The overall delinquency level (loan transactions more than 90 days overdue) reached 4.9% in December 2011, increasing 20 basis points from the prior period.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 16

Analysis of the Net Income

NPL Ratio | 90 days

7.9% 8.1% 8.0% 7.4% 6.7% 6.3% 6.0% 5.8% 5.7% 5.8% 6.3% 6.6%
4.4% 5.4% 5.9% 5.6% 4.8% 4.6% 4.2% 4.2% 4.2% 4.5% 4.7% 4.9%
1.9% 3.1% 4.1% 4.0% 3.3% 3.2% 2.8% 2.9% 3.1% 3.5% 3.5% 3.5%
Mar, 09 Jun, 09 Sep, 09 Dec, 09 Mar, 10 Jun, 10 Sep, 10 Dec, 10 Mar, 11 Jun, 11 Sep, 11 Dec, 11
Companies
Total
Individuals

The chart above shows the total 90-day NPL ratio evolution of the total portfolio, along with the individuals and the companies segments ratios. In the individuals segment the ratio grew 30 basis points and reached 6.6% at the end of the fourth quarter, while the companies segment stood stable when compared to September 2011. In 2011 the NPL ratio increased 80 basis points in the individuals and 60 basis points in the companies portfolio compared to 2010.

NPL Ratio | 15 to 90 days

10.2% 9.3% 8.6% 7.7% 7.9% 7.5% 6.7% 6.5% 7.5% 7.2% 7.2% 6.9%
5.8% 5.9% 5.1% 4.6% 4.9% 4.5% 4.2% 3.9% 4.7% 4.6% 4.3% 4.4%
2.5% 3.1% 2.3% 2.1% 2.5% 2.0% 2.2% 1.8% 2.4% 2.4% 2.1% 2.4%
Mar, 09 Jun, 09 Sep, 09 Dec, 09 Mar, 10 Jun, 10 Sep, 10 Dec, 10 Mar, 11 Jun, 11 Sep, 11 Dec, 11
Companies
Total
Individuals

As seen in the chart, short-term delinquency from 15 to 90 days increased by 10 basis points. During the fourth quarter of 2011, delinquency levels decreased 30 basis points for individuals and increased 30 basis points for companies. In 2011, the NPL ratio increased 40 basis points in the individuals and 60 basis points in the companies portfolio compared to 2010. We highlight that the NPL 31 to 90–day ratio reached 2.7%, an increase of 10 basis points on the quarter and 40 basis points on the year.

Coverage | 90 days

The 90-day coverage ratio reached 153% in December, impacted by the growth in the overdue loan portfolio. The balance of allowance for loan losses reached R$25,772 million in December, a 4.3% increase quarter-on-quarter.

204% 182% 172% 174% 189% 188% 196% 177% 173% 166% 156% 153%
68% 51% 44% 44% 50% 51% 52% 37% 39% 35% 32% 30%
45% 41% 37% 36% 43% 41% 51% 51% 42% 41% 37% 35%
91% 90% 91% 94% 95% 96% 93% 90% 91% 89% 87% 88%
Mar, 09 Jun, 09 Sep, 09 Dec, 09 Mar, 10 Jun, 10 Sep, 10 Dec, 10 Mar, 11 Jun, 11 Sep, 11 Dec, 11
Specific Allowance Coverage
Generic Allowance Coverage
Complementary Allowance Coverage
Additional Allowance Coverage

Note: The coverage ratio is derived from the division of the allowance for loans and lease losses balance by the balance of operations more than 90 days overdue. Until September 2010 the coverage ratio considered an additional countercyclical allowance.

When NPLs - non performing loans - increase, a reduction in the coverage ratio is expected. This effect occurs because the full provisioning of the loans happens after 180 days in delay, while the 90-day NPL is fully considered from the 91st day on. That is, in a scenario of increasing NPLs, the denominator grows faster than the numerator and the coverage ratio decreases. In the opposite cycle, when NPLs decrease, the coverage tends to grow.

Coverage Ratio | D-G and E-G portfolios

151% 146% 140% 124% 138% 134% 132% 133%
69% 67% 66% 56% 54% 52% 53% 51%
Mar, 10 Jun, 10 Sep, 10 Dec, 10 Mar, 11 Jun, 11 Sep, 11 Dec, 11
Coverage E-G
Coverage D-G

If we consider the loan portfolio risk ratings between D and G, thus excluding the allowance for loan and lease losses of risk rating H (in which a provisioning of 100% already implies a coverage that is higher than the expected loss given the implied guarantees), we note that the coverage during 2011 decreased by just 500 basis points. Doing the same exercise for the loan portfolio rated between E and G, we note that the coverage has increased by 900 basis points. Thus, we note that the fall in the coverage of the total loan portfolio was, primarily, due to the increase of loans in the risk rating H in proportion to the total loan portfolio and that the coverage of the rest of the loan portfolio remained approximately at the same level.

Overdue Loans

The overdue loan portfolio grew 6.7% in the fourth quarter, while the balance of allowance for loan losses increased, as mentioned earlier, 4.3% in the same period.

R$ million

	Dec 31,11	Sep 30,11	Dec 31,10
Overdue Loans	29,809	27,943	22,024
Allowance for Loan and Lease Losses	(25,772)	(24,719)	(22,018)
Coverage	(4,037)	(3,224)	(6)

Note: overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided.

Loan Portfolio Write-Offs

Write-offs from the loan portfolio totaled R$4,400 million in the fourth quarter of 2011, growing by R$372 million and R$1,054 million from the prior period and the fourth quarter of 2010, respectively. The ratio of written-off operations to the loan portfolio reached 1.3% in the fourth quarter 2011, an increase of 10 basis points when compared to the prior quarter and to the same period of the previous year.

R$ million

4,640 4,204 3,615 3,346 4,159 3,572 4,028 4,400
1.9% 1.6% 1.3% 1.2% 1.4% 1.2% 1.2% 1.3%
1st Q/10 2nd Q/10 3rd Q/10 4th Q/10 1st Q/11 2nd Q/11 3rd Q/11 4th Q/11
Write Off
Write Off / Loan Portfolio (1)

(1) Average balance of the two previous quarters.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 17

Analysis of the Net Income

Itaú

Non-interest Expenses

R$ million

	4th Q/11	3rd Q/11	2011	2010	Variation 4th Q/11-3rd Q/11		Variation 2011-2010	
Personnel Expenses	(3,308)	(3,471)	(13,357)	(12,399)	163	-4.7%	(958)	7.7%
Administrative Expenses	(3,833)	(3,584)	(14,100)	(13,598)	(249)	7.0%	(502)	3.7%
Operating Expenses	(1,284)	(1,259)	(4,760)	(3,465)	(25)	2.0%	(1,295)	37.4%
Other Tax Expenses [1]	(122)	(87)	(370)	(311)	(34)	39.5%	(59)	19.0%
Total	**(8,547)**	**(8,401)**	**(32,587)**	**(29,772)**	**(146)**	**1.7%**	**(2,815)**	**9.5%**

[1] Does not include ISS, PIS and Cofins.

Non-interest expenses totaled R$8,547 million in the fourth quarter of 2011, corresponding to a 1.7% increase from the prior quarter, mainly due to higher administrative expenses resulting from the increase in operations characteristic of the last quarter of the year.

Personnel Expenses

R$ million

	4th Q/11	3rd Q/11	Variation
Compensation	(1,386)	(1,601)	215
Charges	(532)	(518)	(14)
Social Benefits	(413)	(433)	20
Training	(75)	(66)	(9)
Profit Sharing [2]	(521)	(620)	99
Employee Terminations and Labor Claims	(381)	(233)	(149)
Total	**(3,308)**	**(3,471)**	**163**

[2] Include variable compensation and stock option plans

Personnel expenses totaled R$3,308 million in the fourth quarter, representing a 4.7% decrease from the prior period, in spite of the 9.0% readjustment related to the Collective Bargaining Labor Agreement signed in October, which impacted the expenses as from September 2011. The main changes resulted basically from the decrease of R$ 215 million in compensation expenses and of R$ 20 million in social benefit expenses mainly due to the lower number of employees. This reduction was partially offset by the increase in expenses with employee terminations and labor claims in the amount of R$ 149 million.

Number of Employees [3]

The number of employees went from 105,969 in September to 104,542 in December 2011, primarily due to the restructuring of the consumer credit area. Such restructuring aims at integrating our systems and processes into a single platform, in order to capture synergies among the operating structures and review the strategies for some business.

103,835
5,456
98,379
105,847
5,508
100,339
106,879
5,648
101,231
108,040
5,724
102,316
109,836
5,814
104,022
107,546
6,015
101,531
105,969
6,149
99,820
104,542
6,284
98,258
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
In Brazil
Abroad

[3] For companies under control of Itaú Unibanco, 100% of the number of employees are considered. For shared–control companies, 50% of the employees are considered. No employee is considered for companies which are not under Itaú Unibanco's control.

Administrative Expenses

R$ million

	4th Q/11	3rd Q/11	Variation
Facilities	(745)	(583)	(161)
Third-Party Services	(903)	(837)	(65)
Data Processing and Telecommunications	(891)	(866)	(26)
Depreciation and Amortization	(374)	(363)	(11)
Materials	(125)	(116)	(9)
Transportation	(153)	(147)	(6)
Security	(124)	(118)	(5)
Travel	(54)	(49)	(5)
Advertising, Promotions and Publications	(255)	(264)	9
Financial System Services	(91)	(108)	17
Other	(119)	(132)	13
Total	**(3,833)**	**(3,584)**	**(249)**

Administrative expenses grew 7.0% quarter-on-quarter, due to a R$161million increase in facilities expenses because of the higher number of branches remodeled to the new Itaú Unibanco pattern, adding up to R$ 303 million in the year, and of the 82 branches opened, fully equipped, this quarter in Brazil (123 for the full year); a R$ 65 million increase in third-party services as a result of the increase in attorney's fees, consulting and advisory services; as well as a R$ 26 million increase in data processing and telecommunication volume, resulting from the enhanced level of operating activities, characteristic of the last quarter of the year.

Operating Expenses

R$ million

	4th Q/11	3rd Q/11	Variation
Provision for contingencies	(305)	(396)	90
Selling - Credit Cards	(414)	(322)	(92)
Claims	(173)	(204)	31
Other	(391)	(338)	(53)
Total	**(1,284)**	**(1,259)**	**(25)**

In the fourth quarter, operating expenses grew 2.0% from the previous quarter, mainly impacted by credit card selling expenses increase of R$ 92 million, representing the increase in the volume of transactions in the period; and by the R$ 53 million growth of other operating expenses. These increases were partially offset by the R$31 million decrease in expenses with claims (due to a decrease in operating losses and frauds on cards) and by a decrease in expenses with provision for contingencies.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 18

Analysis of the Net Income

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result of the provision for loan losses) and insurance and pension plans transactions (claims).

73.5
72.0
71.1
70.1
70.2
70.8
70.3
70.3
46.8
47.1
48.3
49.1
49.6
49.6
48.8
47.7
45.6
68.7
48.0
70.1
50.6
71.4
51.9
69.9
47.7
69.3
48.3
72.5
47.5
69.7
47.3
69.9
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
Quarter E.R. (%)
Quarter R.A.E.R. (%)
E.R. Cumulative figure of the last 12 months (%)
R.A.E.R. Cumulative figure of the last 12 months (%)

Risk Adjusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Tax Expenses) +Insurance Selling Expenses + Result from Loan Losses + Retained Claims / (Managerial Financial Margin + Banking Service Fees and Banking Charges + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims and Insurance Selling Expenses + Other Operating Income - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio

During the fourth quarter, the efficiency ratio reached 47.3%, a decrease of 20 basis points when compared to the prior quarter. This decline was due to increases in the managerial financial margin, banking service fees and bank charges and the result of insurance, pension plan and capitalization transactions before claim and selling expenses (2.1% compared to the prior quarter) higher than the expenses growth (1.7% in the same period).

In 2011, the efficiency ratio reached 47.7%, a 140 basis point improvement when compared to 2010. The dissemination of practices related to the efficiency project was responsible for the strong performance in the control of expenses and played a key role in this improvement. The expected 250 basis points improvement of the efficiency ratio was not reached due to the lower-than-expected growth of operating revenues (mainly from baking service fees and bank charges, lower income from overdue loans and changes in the loan portfolio mix). If we compare the fourth quarter of 2011 with the same period last year, the index decreased 460 basis points.

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio for the fourth quarter was 69.9%, a increase of 20 basis points from the third quarter of 2011, mainly due to the increase in loan loss provision expenses, partially offset by the factors that impacted the efficiency ratio. In 2011, the risk-adjusted efficiency ratio reached 70.3%.

Usage of Operating Revenues

The chart below shows the portions of the Operating Revenues that are used to cover Non-interest Expenses, Result from Loan Losses and Retained Claims.

Operating Revenues (*)
(-)
Efficiency Ratio
(-)
Loan Losses and Retained Claims Net of Recovery/ Operating Revenues (*)
=
Income before Tax and Profit Sharing (**) / Operating Revenues (*)
(+)
Risk Adjusted Efficiency Ratio

%
45.6
48.0
50.6
51.9
47.7
48.3
47.5
47.3
23.2
22.1
20.8
17.9
21.5
24.2
22.2
22.6
31.3
29.9
28.6
30.1
30.7
27.5
30.3
30.1
E.R.
R.A.E.R
4thQ/2011
69.9%
Operating Revenues (*)
Income before Tax and Profit Sharing (**)
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other. (**) Does not include Equity in Earnings of Affiliates and Other Investments and Non-operating Income.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 19

Analysis of the Net Income

Points of Service

At the end of the year 2011, our network was comprised of 4,984 branches and client service branches (CSB), including Brazil and abroad. In Brazil, 123 branches (82 in the fourth quarter of 2011) and 43 client service branches (8 in the fourth quarter of 2011) were opened during the year.

The number of ATMs totals approximately 29 thousand, including Brazil and abroad, representing a decrease from the prior quarter, mainly due to the branch remodeling to the new pattern which resulted in the resizing and the replacement with more efficient equipments, such as, for example, the removal of check dispensers.

Branches and Client Service Branches (CSB) | Brazil and Abroad

4,879
4,869
4,871
4,911
4,927
4,936
4,948
4,984
3,933
3,931
3,929
3,967
3,982
3,993
4,005
4,072
946
938
942
944
945
943
943
912
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Client Service Branches (CSB)
Branches

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.

Automated Teller Machines (ATMs) | Brazil and Abroad

30.686
30.398
29.443
29.301
29.536
29.543
29.230
28.769
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11

Note: (i) Includes Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.
(ii) Includes ESBs (electronic service branches) and service points in third-party establishments.
(iii) Does not include points of sale and ATMs of Banco 24h.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$976 million in the fourth quarter of 2011, a 3.2% decrease from the prior quarter.

Income Tax and Social Contribution on Net Income

During the fourth quarter of 2011, Income Tax and Social Contribution on Net Income (CSLL) expenses totaled R$1,689 million, a 10.9% growth from the prior period.

The CSLL expense payable continues not to reflect the rate increase from 9% to 15%, as tax credits recorded are sufficient to counter this effect. Furthermore, a Direct Unconstitutionality Action filed by the National Federation of the Financial System (CONSIF) in this regard is yet to be decided.

On December 31, 2011 the balance of the unrecorded remaining tax credit as a result of the CSLL rate increase totaled R$ 992 million.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 20

Balance Sheet
Balance Sheet by Currency
Value at Risk and Ownership Structure

Itaú

Itaú Unibanco Holding S.A.

Balance Sheet

Assets

On December 31, 2011, our total assets totaled R$851.3 billion, an increase of 1.7% from the end of the previous quarter and of 13.3% from the same period of the previous year. The breakdown of our assets, together with the details on their main components, is presented below:

Total Assets

R$ billion

630.2
647.5
683.0
751.4
779.6
793.7
837.0
851.3
mar/10
jun/10
sep/10
dec/10
mar/11
jun/11
sep/11
dec/11

Assets Breakdown | December, 2011

1.4%
12.5%
37.6%
22.1%
26.5%
Cash, Cash Equivalents and Short-term Interbank Deposits
Credit Portfolio
Securities
Other
Permanent

Short-term Interbank Investments and Securities Portfolio

On December 31, 2011, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$303,962 million, corresponding to a 6.6% growth from the previous quarter. The mix of short-term interbank investments and securities portfolio was changed during the quarter, mainly due to the reduction of the exposure to government securities in foreign countries and derivative financial instruments, and to the increase in the position in PGBL/VGBL fund quotas.

The performance of short-term interbank investments and securities in the past few quarters is shown below:

R$ million

	Dec 31, 11	%	Sep 30, 11	%	Dec 31, 10	%	Variation Dec/11 - Sep/11	Variation Dec/11 - Dec/10
Short-term Interbank Investments	**116,082**	**38.2%**	**99,519**	**34.9%**	**86,359**	**31.6%**	**16.6%**	**34.4%**
Total Public Securities	**88,840**	**29.2%**	**85,993**	**30.2%**	**101,211**	**37.1%**	**3.3%**	**-12.2%**
Government Securities – Domestic	83,719	27.5%	79,608	27.9%	87,283	32.0%	5.2%	-4.1%
Government Securities – Foreign	5,120	1.7%	6,385	2.2%	13,928	5.1%	-19.8%	-63.2%
Denmark	1,949	0.6%	3,276	1.1%	2,014	0.7%	-40.5%	-3.2%
Chile	1,046	0.3%	851	0.3%	702	0.3%	22.9%	49.0%
Paraguay	344	0.1%	490	0.2%	257	0.1%	-29.8%	34.0%
Spain	418	0.1%	410	0.1%	734	0.3%	2.1%	-43.0%
Uruguay	295	0.1%	297	0.1%	225	0.1%	-0.6%	31.6%
Korea	295	0.1%	294	0.1%	236	0.1%	0.3%	24.9%
United States	292	0.1%	289	0.1%	9,394	3.4%	1.1%	-96.9%
Mexico	215	0.1%	248	0.1%	29	0.0%	-13.2%	650.1%
Argentina	225	0.1%	156	0.1%	293	0.1%	44.3%	-23.2%
Other	40	0.0%	74	0.0%	45	0.0%	-46.1%	-11.2%
Corporate Securities	**31,761**	**10.4%**	**31,641**	**11.1%**	**30,993**	**11.4%**	**0.4%**	**2.5%**
PGBL/VGBL Fund Quotas	**57,734**	**19.0%**	**54,090**	**19.0%**	**46,051**	**16.9%**	**6.7%**	**25.4%**
Derivative Financial Instruments	**9,546**	**3.1%**	**13,860**	**4.9%**	**8,307**	**3.0%**	**-31.1%**	**14.9%**
Total	**303,962**	**100.0%**	**285,103**	**100.0%**	**272,921**	**100.0%**	**6.6%**	**11.4%**

Evolution of Short-term Interbank Investments and Securities Portfolio

R$ million

255,871
242,263
252,570
272,921
282,799
279,178
285,103
303,962
Short-term Interbank Investments
Public Securities – Foreign
PGBL/VGBL Fund Quotas
Public Securities – Domestic
Corporate Securities
Derivative Financial Instruments

On December 31, 2011, Itaú Unibanco had a position in Spanish government securities worth R$418 million. Additionally, we note that the Spanish government securities that were due on January 20, 2012 have already been settled.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 22

Balance Sheet

Short-term Interbank Investments and Securities Portfolio by maturity [1]

Our securities and derivative financial instruments are presented below in accordance with their maturity period, allowing us to see our positions by maturity date:

R$ million
16,327
40,510
73,310
0 - 90
91 - 720
Acima de 720 dias
Government Securities – Domestic
Government Securities – Foreign
Corporate Securities
Derivative Financial Instruments

[1] It doesn't considers the balance of the PGBL and VGPL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility.

Securities by Categories

Our securities portfolio is classified into 3 categories: trading, available-for-sale and held-to-maturity securities. On December 31, 2011, the securities portfolio totaled R$178,334 million and trading securities accounted for 72.7% of it. The breakdown of the securities portfolio is presented in the chart below:

1.7%
25.5%
72.7%
Trading securities
Available-for-sale securities
Held-to-maturity securities

Loan Portfolio

Loan Portfolio by Product

In the table below, the loan portfolio is split into two groups: individuals and companies. To better understand the performance of these portfolios, the main product groups of each segment are presented below:

R$ million

				Variation	
	Dec 31, 11	Sep 30, 11	Dec 31, 10	Dec/11 – Sep/11	Dec/11 – Dec/10
Individuals	**154,001**	**147,434**	**130,097**	**4.5%**	**18.4%**
Vehicles	60,093	60,008	60,118	0.1%	0.0%
Credit Card	38,961	35,586	33,030	9.5%	18.0%
Personal Loans	25,960	24,691	17,228	5.1%	50.7%
Own Payroll Loans	8,842	8,342	6,384	6.0%	38.5%
Mortgage Loans (*)	13,450	12,599	8,067	6.8%	66.7%
Rural Loans	287	275	289	4.4%	-0.5%
Argentina/Chile/Uruguay/Paraguay	6,408	5,932	4,982	8.0%	28.6%
Companies	**191,482**	**187,844**	**164,956**	**1.9%**	**16.1%**
Working Capital (**)	101,196	98,649	89,099	2.6%	13.6%
BNDES/Onlending	38,023	38,701	33,743	-1.8%	12.7%
Export / Import Financing	18,318	17,331	12,479	5.7%	46.8%
Vehicles	8,077	8,441	8,764	-4.3%	-7.8%
Acquired Payroll Loans	1,265	1,412	2,018	-10.4%	-37.3%
Mortgage Loans	6,100	5,886	5,190	3.6%	17.5%
Rural Loans	5,651	5,563	5,136	1.6%	10.0%
Argentina/Chile/Uruguay/Paraguay	12,852	11,862	8,527	8.3%	50.7%
Total without Endorsements and Sureties	**345,483**	**335,279**	**295,053**	**3.0%**	**17.1%**
Endorsements and sureties	51,530	46,957	38,374	9.7%	34.3%
Total with Endorsements and Sureties	**397,012**	**382,236**	**333,427**	**3.9%**	**19.1%**
Private Securities (***)	15,220	15,538	15,598	-2.0%	-2.4%
Adjusted Total Risk	**412,233**	**397,774**	**349,025**	**3.6%**	**18.1%**

(*) It doesn't considers co-obligation in mortgage loan assignment in the amount of R$534.2 million. If it was considered, this portfolio would have reached R$13,984MM;
(**) Also includes Revolving, Receivables, Hot Money, Leasing, and other; (***) Includes Debentures, CRI and Commercial Paper.

The portfolio of loans to individuals grew 4.5% from the previous quarter, to reach R$154,001 million on December 31, 2011. This growth is primarily attributable to the following increases: 6.8% in mortgage loans, amounting to R$13,450 million; 5.1% in personal loans, totaling R$25,960 million; 6.0% in the own payroll loan portfolio, amounting to R$8,842 million; and 9.5% in credit card loans, in the amount of R$38,961 million.

The portfolio of loans to companies grew 1.9% in the quarter to R$191,482 million. The changes in this portfolio were driven by the increase in export/import financing of 5.7% to R$18,318 million, mortgage loans, of 3.6%, to R$6,100 million, and our operations in the Southern Cone, of 8.3%, to R$12,852 million, and by the decrease in vehicles and acquired payroll loans.

Taking into account our private fixed income securities and sureties and endorsements, the adjusted balance of our overall credit portfolio amounted to R$412,233 million, or a 3.6% growth from September 30, 2011.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 23

Balance Sheet

Loan Portfolio by Risk Level

On December 31, 2011, the share of credits rated "AA" to "C" in the total portfolio dropped 20 basis points to 90.4% from the previous quarter.

Evolution of Loan Portfolio by Risk Level

21.5% 44.4% 18.4% 5.6% 10.1%
22.1% 44.7% 18.2% 5.2% 9.8%
22.7% 45.3% 17.3% 5.2% 9.5%
23.8% 44.7% 17.3% 4.9% 9.3%
36.3% 41.3% 8.2% 4.7% 9.5%
36.2% 40.9% 8.2% 4.8% 9.9%
40.3% 37.6% 8.2% 4.5% 9.4%
40.3% 37.2% 8.2% 4.8% 9.6%
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
AA
A
B
C
D-H

Loan Portfolio by Industry

The main changes in the portfolio of loan to companies were seen in the industries listed below:

R$ million

Industry	Dec/11	Sep/11	Variation Dec/11 – Sep/11	
Industry and Commerce				
Food and Beverage	20,836	20,851	(16)	-0.1%
Light and Heavy Vehicles	12,234	11,685	549	4.7%
Steel and Metallurgy	10,034	9,809	225	2.3%
Clothing	9,496	9,639	(143)	-1.5%
Electrical and Electronics	9,732	9,565	168	1.8%
Chemicals and Petrochemicals	9,104	8,109	995	12.3%
Industry Capital Assets	7,063	6,789	273	4.0%
Other Industry and Commerce	47,686	46,904	781	1.7%
Services				
Transportation	17,712	17,146	566	3.3%
Real Estate Agents	12,709	12,071	637	5.3%
Financial	9,396	9,120	276	3.0%
Generation, Transmission and Distribution of Electric Energy	9,527	8,444	1,083	12.8%
Other Services	42,438	41,041	1,397	3.4%
Primary Sector				
Agribusiness	14,842	14,640	201	1.4%
Mining	3,803	3,328	476	14.3%
Other Industry	1,527	1,076	451	41.9%
Total	**238,139**	**230,220**	**7,919**	**3.4%**

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, is diversified in our loan portfolio. Less than 20% of the credit risk was concentrated in the 100 largest debtors at the end of December 2011. The credit concentration of the 100 largest debtors is as follows:

R$ million

Loan, lease and other credit operations	Dec/11 Risk	Dec/11 % of Total
Largest debtor	3,100	0.8
10 largest debtors	22,000	5.5
20 largest debtors	36,716	9.3
50 largest debtors	59,377	15.0
100 largest debtors	77,454	19.5

Operations under Renegotiation

Our portfolio of credits under renegotiation, including extended, modified and deferred repayments, amounted to R$14,570 million at the end of the fourth quarter, which represents 4.2% of the total credit portfolio. The increase of 30 basis points in relation to the previous quarter is a result of our collection strategy at the end of the year due to higher available funds arising from the inflow of the 13th monthly pay (bonus salary) to the economy. At the end of the fourth quarter, the ratio of the allowance for loan and lease losses to the portfolio renegotiated was 41.9% in the period, a drop of 30 basis points from the previous quarter. The main reason for the reduction in the provisions for the portfolio is the increased amount of negotiations of collateralized loans (mainly vehicles). The following chart presents the changes in the past few quarters:

3.0%
3.3%
3.0%
3.1%
3.2%
3.8%
3.9%
4.2%
52.8%
49.4%
47.5%
46.7%
40.7%
38.5%
42.2%
41.9%
PDD/ Reneg Portfolio
Reneg. Portfolio / Total Credit Portfolio

The portfolio of operations under renegotiation, includes both renegotiated operations from the portfolio written off as losses and overdue and renegotiated operations, provided that at least one of their installments had been paid. At the time of the renegotiation of credits written off as losses, we recognize a provision for the total amount renegotiated that is reversed only when there is a strong indication of the recovery of this loan, thus not generating an immediate result. This result is observable after payments are received on a regular basis for a few months.

The coverage ratio of the allowance for loan and lease losses to 90-day Non-performing Loans (NPL) in the renegotiated portfolio was 132% on December 31, 2011, for a NPL average of 30%, which is in line with our historical averages (25%-30%) and with the market averages adjusted to the characteristics of our portfolio.

Other Assets and Permanent

In the fourth quarter of 2011, "Other Assets" fell 9.0% to R$106,193 million, which is equivalent to 12.5% of our total assets. This item basically comprises "Asset Portfolio of Foreign Exchange" (see Note 9 of the financial statements), "Tax Credits", "Taxes and Contributions for Offset" and "Escrow Deposits".

Our permanent assets, in the amount of R$11,909 million, is represented by "Investments in Brazil and Abroad", "Fixed Assets" and "Deferred Charges". In this quarter, this heading represented 1.4% of total assets and grew 6.3% in relation to the previous quarter, with increases in intangible assets arising from the implementation of software under development and fixed assets.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 24

Balance Sheet

Funding

R$ million

	Dec 31, 11	Sep 30, 11	Dec 31, 10	Variation Dec 30,11 - Sep 30,11	Variation Dec 31, 11 - Dec 31,10
Demand Deposits	28,293	25,439	25,667	11.2%	10.2%
Savings Deposits	67,145	63,307	57,883	6.1%	16.0%
Time Deposits	130,473	121,402	113,468	7.5%	15.0%
Debentures (Repurchase Agreements)	107,781	102,315	89,420	5.3%	20.5%
Funds from Bills (1)	33,587	25,501	14,278	31.7%	135.2%
(1) Total - Funding from Account Holders	**367,279**	**337,963**	**300,716**	**8.7%**	**22.1%**
Institutional Clients	22,073	17,735	16,982	24.5%	30.0%
Onlending	35,459	36,073	31,689	-1.7%	11.9%
(2) Total – Funding from Institutional & Account Holders	**424,812**	**391,772**	**349,388**	**8.4%**	**21.6%**
Assets Under Administration	403,906	390,811	363,818	3.4%	11.0%
Technical Provisions for Insurance, Pension Plan and Capitalization	73,754	70,170	60,551	5.1%	21.8%
(3) Total – Clients	**902,472**	**852,752**	**773,757**	**5.8%**	**16.6%**
Interbank deposits	2,066	2,157	1,929	-4.3%	7.1%
Funds from Acceptance and Issuance of Securities Abroad	16,931	14,350	9,930	18.0%	70.5%
Total Funds from Clients + Interbank Deposits	**921,469**	**869,260**	**785,616**	**6.0%**	**17.3%**
Repurchase Agreements (2)	74,663	85,004	98,363	-12.2%	-24.1%
Borrowings	21,143	21,799	15,649	-3.0%	35.1%
Foreign Exchange Portfolio	26,182	39,759	22,035	-34.1%	18.8%
Subordinated Debt	38,974	37,638	33,830	3.6%	15.2%
Collection and payment of Taxes and Contributions	856	4,636	694	-81.5%	23.3%
Free Assets (3)	61,577	59,010	53,412	4.4%	15.3%
Free Assets and Other	**223,395**	**247,845**	**223,983**	**-9.9%**	**-0.3%**
Total Funds (Free, Raised and Managed Assets)	**1,144,864**	**1,117,105**	**1,009,599**	**2.5%**	**13.4%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures. (3) Stockholders' Equity + Minority Interests - Permanent Assets.

On December 31, 2011, total funds from clients and interbank deposits amounted to R$921,469 million, increasing R$ 52,209 million from the previous quarter. The main drivers were increases in funds obtained through assets under administration of R$ 13,095 million, demand, time, and savings deposits totaling R$ 15,762 million, repurchase agreements, mainly own issued debentures, amounting to R$5,467 million and funds from notes, especially financial notes, of R$ 8,087 million.

Under Brazilian legislation, debentures issued by our leasing company are classified as deposits received under securities repurchase agreements. Upon their acquisition by the Bank, which is the conglomerate's leading institution, the debentures are traded with the same characteristics of CDBs and other time deposits and, therefore, they are included in total deposits from account holders. In the fourth quarter of 2011, this type of funding totaled R$ 114,155 million, including institutional clients.

Total funds (free, raised and managed assets) amounted to R$1.14 trillion on December 31, 2011, an increase of R$ 27,759 million when compared to September 2011, mainly driven by the growth of funds obtained from clients, which was partially offset by a decrease of R$ 13,577 million in the foreign exchange portfolio and of R$ 10,341 million in deposits received under securities repurchase agreements, disconsidering operations linked to own issued securities.

In the last 12 months, we highlight the increase of R$ 135,853 million in funds obtained from clients together with interbank deposits and foreign borrowings through securities, mainly due to the increase in repurchase agreements, time deposits and investment funds and managed portfolios, as mentioned above. Total funds (free, raised and managed assets) grew R$ 135,264 million, driven by this increase in funds obtained from clients.

Funds from clients (1)

R$ billion

699.7
714.9
752.1
785.6
811.6
823.8
869.3
921.5
400.8
398.9
415.2
424.4
445.4
446.1
461.0
477.7
192.6
204.3
213.5
233.4
235.5
244.4
266.3
293.3
75.0
78.3
83.9
84.3
84.6
84.5
89.4
96.1
mar/10
jun/10
sep/10
dec/10
mar/11
jun/11
sep/11
dec/11
Demand and Savings Deposits
Time Deposits + Debentures + Funds from Bills
Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Capitalization
Total Funds from Clients

(1) Includes institutional clients, in the proportion of each type of product invested by them.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 25

Balance Sheet

Ratio between Credit Portfolio and Funding

R$ million

	Dec 31, 11	Sep 30, 11	Dec 31, 10	Variation Dec 30,11 - Sep 30,11	Variation Dec 31, 11 - Dec 31,10
Funding from Clients + Account Holders	424,812	391,772	349,388	8.4%	21.6%
Funds from Acceptance and Issuance of Securities Abroad	16,931	14,350	9,930	18.0%	70.5%
Borrowings	21,143	21,799	15,649	-3.0%	35.1%
Other [1]	17,716	17,638	15,721	0.4%	12.7%
Total (A)	**480,601**	**445,558**	**390,688**	**7.9%**	**23.0%**
(-) Reserve Required by BACEN	(108,183)	(100,476)	(88,825)	7.7%	21.8%
(-) Cash (Currency) [2]	(10,633)	(11,509)	(10,097)	-7.6%	5.3%
Total (B)	**361,785**	**333,573**	**291,767**	**8.5%**	**24.0%**
Loan Portfolio (C) [3] [4]	**345,483**	**335,279**	**295,053**	**3.0%**	**17.1%**
C/A	**71.9%**	**75.2%**	**75.5%**	**-340 bps**	**-360 bps**
C/B	**95.5%**	**100.5%**	**101.1%**	**-500 bps**	**-560 bps**

(1) These comprised installments of subordinated debt that are not included in Tier II Reference Equity.
(2) Includes cash, bank deposits in institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.
(3) The credit portfolio balance does not include endorsements and sureties .
(4) It doesn't considers co-obligation in mortgage loan assignment in the amount of R$534.2 million.

The ratio of credit portfolio to funding before deducting compulsory deposits and cash equivalents reached 71.9% in December, 2011, compared to 75.2% in September, 2011. The variation of 330 basis points is mainly attributable to the increase in funds obtained from clients and account holders of R$ 33,040 million. If we take into consideration the compulsory deposits and cash and cash equivalents, this ratio reached 95.5% in December, 2011 versus 100.5% in September, 2011.

In the year, we highlight a growth in the requirement of compulsory deposits that demanded a higher volume of funding. These funds were raised mainly through debenture-linked repurchase agreements, time deposits and notes, particularly financial notes.

Ratio between Loan Portfolio and Funding

91.5%
98.1%
95.1%
101.1%
102.9%
104.1%
100.5%
95.5%
77.7%
76.8%
75.6%
75.5%
75.9%
76.6%
75.2%
71.9%
R$ billion
322
48
250
274
341
74
262
267
367
75
277
292
391
99
295
292
400
105
304
295
414
109
317
304
446
112
335
334
481
119
345
362
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Funding
Compulsory Deposits and Cash
Loan Portfolio
Loan Portfolio / Funding (%)
Loan Portfolio / Gross Funding (*) (%)

(*) Gross funding, disregarding the deduction of compulsory deposits and cash and cash equivalents.

External Funding [1]

The table below highlights the outstanding notes of Itaú Unibanco abroad, as of December 31, 2011.

US$ million

Instrument	Issuer	Balance at Set 30, 11	Issues	Amortization	Exchange Variation	Balance at Dec 31, 11	Issue Date	Maturity Date	Coupon %p.y.
Fixed Rate Notes [2]	Itaú Chile	97				97	07/24/2007	07/24/2017	UF [6] + 3.79%
Fixed Rate Notes [3]	Itaú Chile	98				98	10/30/2007	10/30/2017	UF [6] + 3.44%
Floating Rate Notes	Itaubank	393				393	12/31/2002	03/30/2015	Libor [7] + 1.25%
Floating Rate Notes [4]	IBBA International	81			(3)	78	12/22/2005	12/22/2015	Euribor [8] + 0.55%
Floating Rate Notes	IBBA International	0				-	07/27/2006	07/27/2011	Euribor [8] + 0.32%
Medium Term Notes [5]	BBA Nassau	209			(2)	206	05/30/2007	05/30/2012	9.21%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	04/15/2010	04/15/2020	6.20%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	09/23/2010	01/22/2021	5.75%
Medium Term Notes [9]	Banco Itaú Holding Cayman	270			(3)	267	11/23/2010	11/23/2015	10.50%
Medium Term Notes	Banco Itaú Holding Cayman	250				250	01/24/2011	01/22/2021	5.75%
Medium Term Notes	Banco Itaú Holding Cayman	500				500	06/15/2011	12/21/2021	6.20%
Other Notes [10]		3,562	189	(17)		3,733			
Total		**7,459**	**189**	**(17)**	**(8)**	**7,622**			

(1) Balance refers to principal amounts; (2) and (3) Amounts in US$ equivalent on the issue dates shown to CHP 46.9 billion, and CHP 48.5 billion, respectively; (4) Amounts in US$ equivalent on the dates at € 100 million and € 300 million, respectively; (5) Amounts in US$ equivalent on the date to R$387 million; (6) Development Financial Unit ; (7) 180–day Libor; (8) 90–day Euribor; (9) Amounts in US$ equivalent on the date to R$500 million; (10) Structured Notes.

On December 31, 2011, funds obtained abroad totaled US$ 7,622 million, an increase of US$ 163 thousand from the previous quarter (presented in the table "Funding" of the prior section as Foreign Borrowings Through Securities and Subordinated Debt).

Management Discussion & Analysis Itaú Unibanco Holding S.A. 26

Capital Ratios (BIS)

Solvency Ratios | Economic-Financial Consolidated

R$ million

	Dec 31,11	Sep 30,11	Dec 31,10	Variation Dec/11 – Sep/11	Variation Dec/11 – Dec/10
Stockholder´s Equity of Parent Company	71,347	68,206	60,879	3,142	10,469
(-) Intangible	(3,810)	(3,286)	(3,285)	(523)	(525)
(=) Tangible Equity (A)	**67,538**	**64,919**	**57,594**	**2,618**	**9,944**
Risk-weighted Exposure	568,693	572,337	522,952	(3,643)	45,741
(-) Intangible asset not eliminated in the weighting	(3,514)	(2,968)	(2,896)	(547)	(618)
(=)Adjusted Risk-weighted Exposure (B)	**565,179**	**569,369**	**520,056**	**(4,190)**	**45,123**
Ratios (%)					
BIS	16.4	15.5	15.4	90 bps	100 bps
Tier I	12.6	12.0	11.8	60 bps	80 bps
Tangible Capital (A/B)	11.9	11.4	11.1	50 bps	80 bps

On December 31, 2011, stockholders' equity of the parent company totaled R$71,347 million, an increase of R$3,142 million as compared to September 30, 2011.

The BIS ratio reached 16.4%, with a 90 basis point increase when compared to September 30, 2011, mainly due to the change in the capital requirements for credit operations by the Brazilian Central Bank Circular Letter 3,563, that positively impacted the ratio by 40 basis points. This rule, that became effective on November 2011, restored the previous levels of capital requirements for certain operations with individuals that had been subject to additional requirement since June 2011. The approval of the subordinated debt by the Brazilian Central Bank, in the amount of approximately R$ 1,187 million, influenced our ratio by 30 basis points.

Considering the Stockholders' Equity decrease subsequent to the approval, in the stockholders' meeting scheduled to April 20, 2012, of the management proposal for the supplementary payment of interest on capital in the amount of R$1,847 million, the ratio would have been 16.0%.

The analysis of the Basel Ratio, including the Tangible Equity Ratio [1] is stated below.

Solvency Ratios

15.4%
11.8%
11.1%
15.5%
12.0%
11.4%
16.4%
12.6%
11.9%
Dec/10
Sep/11
Dec/11
BIS
Tier I
Tangible Equity

[1] The Tangible Common Equity – TCE is defined internationally as equity less intangible assets, goodwill and preferred shares. In Brazil, preferred shares essentially fulfill the role of capital and, therefore, were not excluded. We point out that the tax credits were not excluded for this calculation and, therefore, do not represent the concept of core capital introduced by the Basel Pillar III.

Note: The Basel ratio of the financial system consolidated (another criterion used by the Central Bank of Brazil) reached 16.0% on December 31, 2011.

The difference between the Basel ratios of the financial conglomerate and the economic-financial consolidated (CONEF) arises from the inclusion of non-financial subsidiary companies of economic-financial, the funds of which, when necessary, may be distributed to financial companies, through the payment of dividends/JCP (interest on own capital) or corporate reorganization.

Referential Equity | Economic-Financial Consolidated

R$ million

	Dec 31,11		Sep 30,11		Dec 31,10		Variation Dec/11 – Sep/11	Variation Dec/11 – Dec/10
Referential Equity Tier I	71,601	76.9%	68,340	77.2%	62,240	77.1%	3,261	9,362
Referential Equity Tier II [1]	21,510	23.1%	20,162	22.8%	18,479	22.9%	1,348	3,031
Referential Equity	**93,111**		**88,502**		**80,719**		**4,610**	**12,393**

[1] Consider the Preferred shares with clause of redemption and the exclusion of borrowing instruments issued by financial institutions and adjustment to market value—securities and derivative.

On December 31, 2011, our Referential Equity reached R$93,111 million, an increase of R$ 4,610 million when compared to September 30, 2011 and an increase of R$ 12,393 million over the same period of last year.

The ratio between Tier I and Referential Equity reached 76.9%, a 30 basis point decrease as compared to September 30, 2011, due to the approval of the debt issued in previous quarters in the Referential Equity Tier II.

Subordinated Debt and Referential Equity Tier II | Dec 31, 2011

R$ million

	Maturities < 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	> 5 years	Total
CDB	10,623	2,567	4,539	659	4,306	462	**23,156**
Financial Treasury Bills	-	-	-	-	2,370	7,572	**9,942**
Euronotes	-	-	-	-	-	5,160	**5,160**
Eurobonds	-	-	-	-	-	-	**-**
Subordinated Debt	**10,623**	**2,567**	**4,539**	**659**	**6,676**	**13,193**	**38,257**
Subject to approval - Central Bank of Brazil [1]	-	-	-	-	38	680	**717**
Subordinated Debt - Total	**10,623**	**2,567**	**4,539**	**659**	**6,714**	**13,873**	**38,974**

[1] Subordinated debt that does not make up the Tier II Capital Base.

Subordinated Debt (part of Referential Equity Tier II)	**-**	**513**	**1,815**	**395**	**5,341**	**13,193**	**21,259**

Análise Gerencial da Operação — Itaú Unibanco Holding S.A. 27

Capital Ratios (BIS)

Exposure by Risk

R$ million

	Dec 31,11	Sep 30,11	Dec 31,10	Variation Dec/11 – Sep/11	Variation Dec/11 – Dec/10
Exposure weighted by credit risk (EPR)	**523,898**	**528,665**	**485,832**	**(4,767)**	**38,066**
Portion required for credit risk coverage (PEPR = 0.11x(EPR))	**57,629**	**58,153**	**53,442**	**(524)**	**4,187**
FPR at 20%	349	394	321	(45)	28
FPR at 35%	164	152	77	12	87
FPR at 50%	4,672	4,125	3,139	546	1,532
FPR at 75%	13,587	11,939	12,892	1,648	695
FPR at 100%	35,392	35,232	35,761	160	(369)
FPR at 150%	1,568	4,193	-	(2,626)	1,568
FPR at 300%	1,467	1,676	1,011	(210)	456
Derivatives – potential future gain	431	440	240	(10)	191
Portion required for operational risk coverage (POPR)	**3,851**	**3,851**	**3,129**	**-**	**722**
Portion required for market risk coverage	**1,076**	**952**	**954**	**124**	**122**
Operations subject to interest rate variation (PJUR)	965	827	620	138	345
Operations subject to commodity price variation (PCOM)	72	96	160	(23)	(87)
Operations subject to stock price variation (PACS)	39	30	175	9	(136)
Total exposure weighted by risk (Risk Weight Assets - RWA) [EPR + (1/0.11x(Operational Risk+Market Risk)]	**568,693**	**572,337**	**522,952**	**(3,643)**	**45,741**

The total exposure weighted by risk amounted to R$568,693 million on December 31, 2011, representing a decrease of R$3,643 million as compared to September 30, 2011 due to the lower exposure weighted by credit risk, mainly driven by the change in the capital required for certain credit operations with individuals by Brazilian Central Bank Circular Letter 3,563, that became effective since November 2011.

The amount required to cover market risk increased by R$124 million as compared to September 30, 2011, mainly influenced by the increase in the capital requirements for operations subject to interest rate variation of R$ 138 million.

Pursuant to Brazilian Central Bank Circular Letters 3,383 and 3,476, the portion required for operational risk is recalculated every 6 months. In December 2011, this portion reached R$ 3,851 million.

Evolution of the composition of the risk weighted exposure

1.9%
5.3%
92.7%
2.3%
5.8%
91.9%
1.7%
5.4%
92.9%
1.8%
6.1%
92.1%
2.3%
6.0%
91.7%
1.5%
6.1%
92.4%
1.7%
6.2%
92.1%
jun/10
sep/10
dec/10
mar/11
jun/11
sep/11
dec/11
Credit Risk (PEPR)
Operational Risk (POPR)
Market Risk

Composition of the portion to cover credit risk (PEPR = 0,11x(EPR))

4th Q/11
R$57.6 billion
4.5%
23.6%
47.6%
24.3%
3rd Q/11
R$58.2 billion
4.9%
27.6%
42.4%
25.1%
Securities
Retail
Non Retail
Other Exposure

ROA - Risk Adjusted

	4th Q/11	3rd Q/11	4th Q/10	2011	2010
ROA - Return on Assets (A)	1.8%	1.9%	1.9%	1.8%	2.0%
Return on Average Risk Weight Assets / Average Assets (B)	67.6%	67.3%	70.6%	67.3%	70.1%
ROA Risk Adjusted (A/B)	**2.6%**	**2.9%**	**2.7%**	**2.7%**	**2.8%**

On December 31, 2011, the annualized return on average assets reached 1.8%, a 10 basis point decrease as compared to September 30, 2011.

The relationship between the exposure weighted by credit, operational and market risks and the average total assets reached 67.6% on December 31, compared with 67.3% on September 30, 2011, an increase of 30 basis points. The variation is mainly due to the change in the capital required for credit operations by Brazilian Central Bank Circular Letter 3,563.

As a consequence, risk-adjusted ROA, which considers the return and total assets that require capital allocation, was 2.6% on December 31, 2011, representing a 30 basis point decrease from September 30, 2011.

Análise Gerencial da Operação Itaú Unibanco Holding S.A. 28

Balance Sheet by Currency (*)

We adopt an exchange risk management policy that is associated with our asset and liability positions, primarily intended to prevent impacts on consolidated results from fluctuations in exchange rate parities

The Brazilian tax legislation determines that exchange rate variation gains and losses on permanent foreign investments shall not be included in the tax basis. Gains and losses arising from financial instruments used to hedge such asset positions, however, are impacted by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

The Balance Sheet per Currency shows our assets and liabilities denominated in local and foreign currencies. On December 31, 2011, the net exchange position was a liability of US$ 8,313 million.

Assets | Dec 31, 2011

R$ million

		Business in Brazil			
	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad
Cash and Cash Equivalents	10,633	6,141	5,668	472	4,595
Short Term Interbank Deposits	116,082	98,442	97,522	920	17,685
Securities	187,880	170,876	170,613	263	48,914
Loans	345,483	295,717	285,437	10,280	61,764
(Allowance for Loan Losses)	(25,772)	(25,085)	(25,085)	-	(686)
Other Assets	205,116	192,282	178,796	13,486	28,920
Foreign Exchange Portfolio	26,450	18,137	5,817	12,320	24,097
Other	178,666	174,144	172,978	1,166	4,822
Permanent Assets	11,909	37,635	10,957	26,678	952
Total Assets	851,332	776,008	723,909	52,099	162,143
Derivatives – Purchased Positions				52,858	
Total Assets After Adjustments (a)				104,957	

Liabilities and Equity | Dec 31, 2011

R$ million

		Business in Brazil			
	Consolidated	Total	Local Currency	Foreign Currency	Business Abroad
Deposits	242,636	186,072	185,889	183	58,883
Funds Received under Securities Repurchase Agreements	188,819	181,414	181,414	-	7,405
Funds from Acceptances and Issue of Securities	51,557	64,502	34,601	29,901	16,509
Borrowings and OnLendings	56,602	51,895	38,152	13,742	16,697
Interbank and Interbranch Accounts	4,048	3,919	2,006	1,913	129
Derivative Financial Instruments	6,807	4,827	4,827	-	2,422
Other Liabilities	152,785	136,144	125,782	10,362	33,321
Foreign Exchange Portfolio	26,182	17,880	7,910	9,970	24,086
Other	126,603	118,263	117,872	392	9,234
Technical Provisions of Insurance, Pension Plans and Capitalization	73,754	73,739	72,626	1,112	16
Deferred Income	836	752	517	235	84
Minority Interest in Subsidiaries	2,139	1,398	1,398	-	-
Stockholders' Equity of Parent Company	71,347	71,347	71,347	-	26,678
Capital Stock	56,727	56,727	56,727	-	24,489
Net Income	14,621	14,621	14,621	-	2,188
Total Liabilities and Equity	851,332	776,008	718,559	57,448	162,143
Derivatives – Sold Positions				62,924	
Total Liabilities and Equity After Adjustments (b)				120,373	
Net Foreign Exchange Position Itaú Unibanco (c = a - b)				(15,416)	
Net Foreign Exchange Position Itaú Unibanco (c) in US$				(8,313)	

(*) Does not consider eliminations of operations between local and foreign businesses.

Balances Sheet accounts related to foreign currencies

Find below the net foreign exchange position, a passive position in volume than the balance of the protected asset (overhedge), which, when considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

R$ million

	Balance Sheet
Investments Abroad	26,678
Net Foreign Exchange Position (Except Investments Abroad)	(42,094)
Total	(15,416)

Management Discussion & Analysis Itaú Unibanco Holding S.A. 29

Value at Risk (VaR)

Market Risk

Itaú Unibanco's strategy is based on the comprehensive and complementary use of methods, as well as quantitative tools to estimate, monitor and manage risks, based on the best market practices. In this context, Itaú Unibanco's risk management strategy aims at achieving a balance between the company's business goals, considering the following:

- Political, economic and market context;
- Market risk portfolio of the institution;
- Expertise to operate in specific markets.

The control of market risk is carried out by an area independent from the business ones, and is responsible for carrying out daily risk measurement, assessment and reporting activities by way of control units in the legal entities of Itaú Unibanco group. The independent area also performs the monitoring, assessment and consolidated reporting of market risk information, aiming at providing feedback for senior management's follow up and for the compliance with the regulatory bodies in Brazil and abroad.

In terms of market risk, the work carried out for aligning Basel II requirements and proprietary models is mainly focused on improving the governance, technology structure and quality in the generation of information for control and management. Accordingly, Itaú Unibanco continually seeks to apply the best market practices, as well as carry out surveys with and visits to international institutions deemed as benchmarks, so as to conform with control requirements for supporting the expansion of its business.

Value at Risk (VaR)

The internal VaR model used by Itaú Unibanco takes into consideration a one-day time horizon and a 99% confidence level. Volatilities and correlations are estimated based on a methodology that confers more weight upon the most recent information.

The table showing the Consolidated Global VaR provides an analysis of the exposure to risk faced by the portfolios of Itaú Unibanco and its foreign subsidiaries (Banco Itaú BBA International S.A., Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A. and Banco Itaú Paraguai S.A.) by showing the location of the largest concentrations of market risk.

Consolidated Itaú Unibanco Holding S.A., in line with its conservative management and portfolio diversification, maintained its policy of operating within low limits in relation to its capital and, in this quarter, its Average Global VaR grew in relation to the previous quarter.

VaR by Risk Factor Group

R$ million

		Dec 31, 11	Sep 30, 11
Itaú Unibanco	Interest rate	114.8	148.8
	Foreign exchange linked interest rate	23.6	37.6
	Foreign exchange	29.0	34.5
	Prices index linked interest rate	21.1	28.7
	Equities	4.4	7.6
Itaú Unibanco Foreign Units	Banco Itaú BBA International	1.5	2.1
	Banco Itaú Argentina	3.7	9.3
	Banco Itaú Chile	5.3	8.6
	Banco Itaú Uruguay	0.7	1.1
	Banco Itaú Paraguay	0.2	0.5
Diversification effect		**(53.4)**	**(115.4)**
Global VaR		**150.9**	**163.2**
Maximum VaR		**278.5**	**166.1**
Average VaR		**198.1**	**105.3**
Minimum VaR		**134.4**	**73.8**

Adjusted for tax effects.
VaR refers to the maximum potential loss in one day, with a 99% confidence level.

Evolution of Itaú Unibanco's Value at Risk

R$ million
123
118
139
182
159
161
166
278
92
88
108
149
118
105
198
77
86
120
132
134
79
163
151
65
62
79
110
113
72
74
134
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Global
Maximum
Average
Minimum

Find out more on risk management in Note 21 to the Financial Statements or the Investor Relations website (www.itau-unibanco.com/ri), in the Corporate Governance >> Risk Management - Circular 3477 section.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 30

Ownership Structure

The Management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Stock Option Plan, are set out in Note 16-f of the Complete Financial Statements.

The table below shows the number of shares of capital stock and treasury shares as of December 31, 2011:

Number of shares | Itaú Unibanco Holding S.A

In thousands

	Common Shares	Non-voting Shares	Total
Balance of Shares	2,289,286	2,281,650	4,570,936
Treasury Shares	2	57,294	57,296
Total Shares (-) Treasury	**2,289,284**	**2,224,356**	**4,513,640**

The organization chart below summarizes the current ownership structure on 12/31/2011:

Moreira Salles Family
Egydio Souza Aranha Family
Free Float*
100.00% Total
61.12% Common Shares
17.84% Non-voting Shares
34.50% Total
38.88% Common Shares
82.16% Non-voting Shares
65.50% Total
Cia. E. Johnston de Participações
Itaúsa
38.66% Common Shares
19.61% Total
50.00% Common Shares
66.53% Total
50.00% Common Shares
33.47% Total
IUPAR Itaú Unibanco Participações S.A.
Free Float*
9.40% Common Shares
99.27% Non-voting Shares
53.69% Total
51.00% Common Shares
25.87% Total
Itaú Unibanco Holding S.A.

(*) Excluding Controlling Stockholders and Treasury

Average Daily Trading Volume | BM&FBovespa+NYSE

CAGR05-11: 25.88%
CAGR05-11: 23.26%
CAGR05-11: 27.67%
R$ million
185
79
106
319
95
224
641
189
452
874
242
632
559
191
368
650
207
443
736
277
459
2005
2006
2007
2008
2009
2010
2011
NYSE (ADR)
BM&FBOVESPA (Non-voting + Common)

Non-voting Shares Mix | on 12/31/2011

Foreign Investors (BM&FBovespa)
21%
Brazilian Investors (BM&FBovespa)
40%
Foreign Investors in NYSE (ADR)
39%

Management Discussion & Analysis Itaú Unibanco Holding S.A. 31

Performance in the Stock Market

Performance in the Stock Market | 4th Q/11

Our voting and non-voting shares were traded on all BM&FBOVESPA's sessions in 2011. Additionally, our non-voting shares are included in all stock exchange indexes where financial institution shares may be listed.

	(R$) Non-voting Shares ITUB4	(R$) Common Shares ITUB3	(US$) ADRs ITUB
Closing Price at 12/31/2011	**33.99**	**27.01**	**18.56**
Maximum price in quarter*	34.97	29.41	20.09
Average price in quarter	32.08	27.35	17.88
Minimum price in quarter**	27.51	24.20	14.52
Closing Price at 09/30/2011	**29.05**	**25.50**	**15.52**
Maximum price in the last 12 months	40.65	32.63	24.77
Average price in the last 12 months	33.76	28.47	20.40
Minimum price in the last 12 months	25.15	21.51	14.47
Closing Price at 12/31/2010	**39.79**	**31.00**	**24.01**
Change in the last 12 months	**-14,6%**	**-12.9%**	**-22.7%**
Change in 4th Q/11	**17.0%**	**5.9%**	**19.6%**
Average daily trading financial volume - last 12 months (million)	**270**	**8**	**274**
Average daily trading financial volume in 4th Q/11 (million)	**272**	**5**	**265**

* prices on Oct 27 for ADRs, and common shares and Dec 23 non-voting shares.
** prices on Oct 04 for ADRs, non-voting shares and common shares.

Price / Earnings *

10.3
17.3
15.3
10.5
4thQ/08
4thQ/09
4thQ/10
4thQ/11

(*) Closing price at Dec 31 / Earnings per share

Price / Book Value *

2.4
3.4
2.7
2.1
4thQ/08
4thQ/09
4thQ/10
4thQ/11

(*) Closing price at Dec 31 / Book Value per share

Reverse Split with the Concurrent Split

As approved in the Extraordinary Stockholders' Meeting held on April 25, 2011, reported to CVM on the same date, and approved by the Central Bank of Brazil, on November 30, 2011 we concluded the operation to adjust the ownership base, by way of a reverse split with concurrent split, that is, a 100:1 reverse split followed by a split in the same proportion.

This operation, which was widely disclosed to stockholders by letter, in the Relations Investor website and the CVM, was fundamental to bring about more efficiency to the book-entry shares registration and control systems. Accordingly, it reduced both operating and administrative costs by eliminating amounts lower than 100 stocks from our stockholder base.

Market Capitalization (1) vs. Ibovespa Index

As of December 31, 2011, our market capitalization was R$152,787 million. When compared to the year 2000, our market capitalization growth was 7.2 times, while Ibovespa grew 3.9 times.

According to the values extracted from Bloomberg, as of December 31, 2011, we were the 8th in the ranking of banks by global market capitalization, while at the end of 2010 we were 10th.

CAGR 00-4th Q/11: 19.62%
CAGR 00-4th Q/11: 13.21%
21.3
19.6
23.8
41.2
54.5
80.8
115.3
140.5
107.9
175.1
179.6
152.8
15.3
13.6
11.3
22.2
26.2
33.4
44.4
63.9
37.5
68.6
69.3
59.9
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Bovespa Index (thousands points)
Market Capitalization (R$ billion)

(1) Average price of non-voting shares (the most liquid) on the last trading day of the period x total shares outstanding.

Market Consensus

Main market analysts periodically issue their recommendations on shares subject to their analysis. These recommendations help a number of investors to select the best option in which to invest their money.

Based on information provided by Bloomberg and Thomson Analytics, on February 6, we reproduce in the table below the recommendations on Itaú Unibanco Holding's non-voting shares.

	Thomson	Bloomberg
Buy	14	19
Hold	3	3
Sell	0	0
Number of Analysts	**17**	**22**

Corporate Sustainability Index | ISE

Itaú Unibanco was chosen, for the 7th consecutive year, to make up the portfolio of the Corporate Sustainability Index – ISE, with 5.7% of share.

This index portfolio is made up by companies with renowed commitment to social responsibility and corporate sustainability, in addition to promoting the good practices of the Brazilian corporate industry.

Annoucements to the Market | 4th Q/11

Itaú Unibanco sold its interest in Orbitall, a credit card processing company whose customers are financial institutions, to the Stefanini Group.

The completion of the processes arising from the Itaú and Unibanco merger made the operation possible, since we achieved economy of scale sufficient to process only own cards with cost and efficiency edge. The provision of this service to other financial institutions is not related to the Itaú Unibanco group's core business and was the reason for the sale.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 32

Participation in the Market Indexes

Participation in market indexes is a reference for investors to evaluate the marketshare of a company in the stock market.

National Indexes	Participation (%)	Position
IFNC	20.35	1º
ICO2	14.52	1º
ITAG	13.11	1º
IGC	7.47	2º
IBrX-50	9.80	3º
IBrA	8.24	3º
IBrX	8.09	3º
Ibovespa	4.66	4º
ISE	5.68	5º
International Indexes		
BRIC Select ADR Index	5.61	5º
Latin America 35 ADR Index	4.44	4º
Emerging 50 ADR Index	4.79	6º
ADR Composite Index	0.92	37º
GS Sustain(*)	1.43	-

Source: BM&FBovespa and Bank of New York Mellon
(*) Source: Goldman Sachs. All the companies that make up the GS Sustain Index has the same participation.

Regarding the banking sector, Itaú Unibanco holds the largest market share in IBrX, IBrX-50, IBrA, IGC, ISE and Ibovespa Indexes.

Market Relations

We completed the APIMEC 2011 Cycle around Brazil with the attendance of 3,765 participants, a 52% increase in the number of attending participants as compared to 2010. We continue to be the company which sponsors the greatest number of APIMEC meetings in Brazil (totaling 22).

In 2011 we attended all Expo Money events (a financial education-oriented event), by making available professionals from Itaú Corretora, Investors Relations department and experts in investment products to clarify doubts raised by stockholders, investors and stakeholders.

We have took the lead and held 7 APIMEC meetings during the Expo Money events, thus innovating and increasingly seeking more synergy in the relations with the Brazilian individual investors.

As to funds and other institutional investors, approximately 2,600 investors were served at 26 national and international conferences and roadshows, meetings, conference calls and emails.

Main Ratings

Based on assessments carried out by Moody's, Standard & Poors and Fitch Ratings, the bank and its subsidiaries have the best ratings in the Brazilian market. In 2011, it improved its rating from Baa2 to Baa1 by Moody's agency for long-term deposits in foreign currency.

	International Scale				Domestic Scale	
	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
Itaú Unibanco Holding – Fitch Ratings	Domestic Currency		Foreign Currency		Domestic Currency	
	A-	F1	BBB+	F2	AAA(bra)	F1+(bra)
Itaú Unibanco Holding – Standard & Poor's	Domestic Currency		Foreign Currency		Domestic Currency	
	BBB	A-3	BBB	A-3	brAAA	brA-1
Itaú Unibanco Holding – Moody's	Issuer - Domestic Currency		Issuer - Foreign Currency		Issuer - Domestic Currency	
	A2	P-1	Baa1	P-2	Aaa.br	BR-1
Moody's (Itaú Unibanco and Itaú BBA)	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency	
	A1	P-1	Baa2	P-2	Aaa.br	BR-1

Non–voting Shares (PN) Appreciation

The chart below shows the evolution of R$100 invested on December 31, 2001 through December 31, 2011, by comparing our quotations, with and without reinvestment of dividends, to the performance of Ibovespa and CDI (Interbank Deposit Certificate). With an average growth of 22% p.y., our non-voting shares with dividends reinvested appreciated above Ibovespa, CDI, and shares without reinvested dividends.

base 100=12/31/2001
CAGR: 22.11%
CAGR: 18.17%
CAGR: 15.38%
CAGR: 14.72%
737
531
418
395
100
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Itaú Unibanco's non-voting shares WITH reinvestments of dividends
Itaú Unibanco's non-voting shares WITHOUT reinvestments of dividends
São Paulo Stock Exchange Index (Bovespa Index)
CDI

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 33

Itaú

Dividends/ Interest on Capital

Itaú Unibanco compensates its stockholders with monthly and supplementary payments of dividends and interest on capital.

Itaú Unibanco paid, or provided for, in 2011, R$ 4,394 million in dividends and interest on capital, net of taxes. This amount represents 30.0% of net income fro the period, and pursuant to the Bylaws, stockholders are entitled to receive at least 25% of adjusted net income.

Repurchase of Treasury Shares

Since November 2004, Itaú Unibanco has taken the lead and voluntarily disclosed its transactions with own shares carried out by Treasury in stock exchanges.

In the 4th quarter of 2011 no own shares were traded by our Treasury. In 2011, we acquired 40,970,900 preferred shares in the amount of R$ 1.3 billion, at the average price of R$ 31.79.

Corporate Governance | ABRASCA Code

Adherence to the Code is voluntary and evidences Itaú Unibanco's commitment to the development of Brazilian capital markets.

Agenda

Itaú Unibanco's corporate calendar is available in its website (www.itauunibanco.com.br/ri > Agenda). Find below the upcoming scheduled events:

Results	Disclosure of Financial Statements	Teleconference
Annual e 4thQ 2011	Feb-07	Feb-08
1st Q 2012	Apr-24	Apr-25
1st Sem 2012	Jul-24	Jul-25
3rd Q 2012	Oct-23	Oct-24

Ordinary General Meeting and Other Activities	
Additional Information About the Annual Ordinary General Meeting - CVM 481	until Apr-05
Ordinary General Meeting	Apr-20
Form - 20F	until Apr-30
Reference Form - CVM 480	until May-31

Awards

Bank of the Year 2011: Granted by The Banker magazine, this award is recognized as one of the most prestigious in the global banking calendar. The criteria adopted for selecting the winners are: Meeting clients' needs, complexity of operations, innovation and performance capacity. After this analysis, Itaú was granted the *Bank of the year in Brazil and Latin America* award.

Best Banks of Latin America: Itaú Unibanco was ranked first in the 25 best Banks of Latin America and second in the 10 Best Banks of Latin America rankings according to Chilean magazine AméricaEconomia.

Latin America Investor Relations Perception: Our Investors Relations team was appointed as the best team of the banking and financial services sector, in five out of eight categories, in a survey conducted by British magazine Institutional Investor.

Guia Exame de Sustentabilidade: We were elected one of the 21 Model Companies in Sustainability in the annual guide organized by the Brazilian magazine Exame that focuses on the model companies in corporate social responsability.

Global Private Banking Awards: At the award event organized by The Banker magazine, we were the winners in two categories: Best Private Banking in Brazil and Best Private Banking in Latin America.

Private Banker International Awards: Itaú Private Bank was the winner in the Outstanding Private Banking – Latin America category, at the award event held by Private Banker International.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 34

Itaú Negócios
Itaú Negócios

Analysis of Segments

Itaú Unibanco Holding S.A.

(This page was left in blank intentionally)

Management Discussion & Analysis Itaú Unibanco Holding S.A. 36

Analysis of Segments

Pro Forma Adjustments

Adjustments made to the balance sheet and statement of income for the year are based on managerial information from the business units.

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin on market transactions, costs of Treasury operations, equity in the earnings of companies that are not linked to any segment, as well those adjustments relating to minority shareholdings in subsidiaries and our interest in Porto Seguro.

The financial statements were adjusted in order to replace the accounting shareholders' equity with funding at market prices. Subsequently, the financial statements were adjusted in order to include revenues linked to allocated capital. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a *pro rata* basis, in accordance with the economic capital allocated.

Allocated Capital

Impacts related to capital allocation are considered in the *Pro Forma* financial statements by segment. To this end, adjustments were made to the financial statements, using a proprietary model.

As from January 2011, the economic allocated capital model (EAC) was adopted for the *Pro Forma* financial statements by segment, which now considers, in addition to allocated capital Tier I, the allocated capital Tier II (Subordinated Debt) and the effects of the calculation of expected credit losses, additional to that required by the Brazilian Central Bank Circular No. 2682/99 of the CMN.

Accordingly, the allocated capital considers the following components: credit risk (including expected loss), operational risk, market risk, and insurance underwriting risk.

Based on this measure of capital, we determined the Risk Adjusted Return on Capital (RAROC), which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks assumed.

Income Tax Rate

As from the first quarter of 2011, we began to consider the income tax rate of 40%, net of the tax effect of the payment of interest on own capital, for the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market. The difference between the amount of income tax determined by segment and the amount of the effective income tax, as indicated in the consolidated financial statement, is allocated to the Activities with the Market + Corporation column.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 37

Analysis of Segments

Itaú

The *pro forma* financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

***Pro Forma* Balance Sheet by Segment | On December 31, 2011**

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Assets					
Current and Long-Term Assets	**563,377**	**100,318**	**190,433**	**113,521**	**839,422**
Cash and Cash Equivalents	10,288	-	346	-	10,633
Short-term Interbank Investments	165,285	-	30,448	4,396	116,082
Short-term Interbank Deposits in the Market	136,476	-	0	4,396	116,082
Short-term Interbank Deposits in Intercompany*	28,809	-	30,448	-	-
Securities and Derivative Financial Instruments	104,170	-	50,263	68,577	187,880
Interbank and Interbranch Accounts	92,032	4	6,901	-	98,923
Loan, Lease and Other Credit Operations	147,740	99,600	96,154	1,989	345,483
(Allowance for Loan Losses)	(13,225)	(6,643)	(836)	(9)	(20,713)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	57,087	7,357	7,157	43,626	106,193
Foreign Exchange Portfolio	16,381	-	6,694	10,660	26,450
Others	40,706	7,357	463	32,967	79,743
Permanent Assets	**7,938**	**1,135**	**1,187**	**1,650**	**11,909**
Total Assets	**571,315**	**101,453**	**191,620**	**115,171**	**851,332**
Liabilities and Equity					
Current and Long-Term Liabilities	**541,996**	**91,819**	**181,095**	**90,325**	**777,009**
Deposits	209,698	27	81,208	7,168	242,636
Deposits from Clients	185,713	27	52,399	7,168	242,636
Intercompany deposits*	23,985	-	28,809	-	-
Deposits Received under Securities Repurchase Agreements	58,550	71,669	33,374	56,940	188,819
Securities Repurchase Agreements in the Market	52,088	71,669	10,343	56,940	188,819
Securities Repurchase Agreements - Intercompany*	6,463	-	23,031	-	-
Funds from Acceptances and Issue of Securities	68,559	-	12,158	-	51,557
Interbank and Interbranch Accounts	1,243	18	2,802	-	4,048
Borrowings and Onlendings	23,735	3,026	30,761	-	56,602
Derivative Financial Instruments	4,377	-	5,436	-	6,807
Other Liabilities	102,079	17,079	15,357	26,218	152,785
Foreign Exchange Portfolio	16,374	-	6,432	10,660	26,182
Subordinated Debt and Other	85,705	17,079	8,925	15,558	126,603
Technical Provisions for Insurance, Pension Plans and Capitalization	73,754	-	-	-	73,754
Deferred Income	**705**	**-**	**131**	**-**	**836**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**2,139**	**2,139**
Economic Allocated Capital - Tier I	**28,613**	**9,634**	**10,394**	**22,707**	**71,347**
Total Liabilities and Equity	**571,315**	**101,453**	**191,620**	**115,171**	**851,332**

(*) The Intercompany operations were eliminated in the Consolidated.
(**) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution as to amount to the net equity.

***Pro Forma* Income Statement by Segment | 4th Quarter/2011**

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**12,773**	**3,464**	**1,783**	**1,599**	**19,578**
Managerial Financial Margin	8,220	1,972	1,305	1,523	12,991
Banking Service Fees and Income from Banking Charges	3,002	1,499	518	76	5,088
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,406	(13)	(0)	(0)	1,392
Other Operating Income	145	7	(39)	-	108
Loan and Retained Claims/ Losses net of Recovery	**(2,970)**	**(1,156)**	**(24)**	**(52)**	**(4,202)**
Expenses for Allowance for Loan Losses	(3,983)	(1,366)	(45)	(59)	(5,453)
Income from Recovery of Credits Written Off as Losses	1,336	209	21	7	1,574
Retained Claims	(322)	-	-	-	(322)
Operating Margin	**9,804**	**2,308**	**1,759**	**1,547**	**15,377**
Other Operating Income/(Expenses)	**(7,066)**	**(1,733)**	**(671)**	**(216)**	**(9,681)**
Non-interest Expenses	(6,119)	(1,492)	(590)	(351)	(8,547)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(654)	(240)	(80)	(1)	(976)
Selling Expenses From Insurance	(251)	-	-	-	(251)
Equity in earnings of affiliates and Other investments	(42)	-	(0)	136	93
Operating Income	**2,737**	**576**	**1,089**	**1,331**	**5,696**
Non-operating Income	7	(10)	1	4	2
Income before Tax and Profit Sharing	**2,744**	**566**	**1,089**	**1,335**	**5,698**
Income Tax and Social Contribution	**(922)**	**(186)**	**(378)**	**(204)**	**(1,689)**
Profit Sharing	**(21)**	**(1)**	**(5)**	**(1)**	**(29)**
Minority Interests in Subsidiaries	**0**	**-**	**-**	**(271)**	**(234)**
Recurring Net Income	**1,801**	**380**	**706**	**859**	**3,746**
(RAROC) – Return on Average Tier I Allocated Capital	26.1%	16.3%	28.3%	15.7%	21.8%
Efficiency Ratio (ER)	52.6%	46.3%	34.7%	21.9%	47.3%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 38

Analysis of Segments

The *pro forma* financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On September 30, 2011

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Assets					
Current and Long-Term Assets	**569,611**	**98,048**	**199,123**	**83,471**	**825,794**
Cash and Cash Equivalents	10,776	-	734	-	11,509
Short-term Interbank Investments	135,988	-	26,027	4,700	99,519
Short-term Interbank Deposits in the Market	104,410	-	0	4,700	99,519
Short-term Interbank Deposits in Intercompany*	31,579	-	26,027	-	-
Securities and Derivative Financial Instruments	128,817	0	54,807	38,560	185,584
Interbank and Interbranch Accounts	97,529	5	4,358	-	101,876
Loan, Lease and Other Credit Operations	141,288	96,974	94,877	2,143	335,279
(Allowance for Loan Losses)	(12,805)	(5,955)	(892)	(9)	(19,660)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	68,018	7,024	19,212	43,134	116,746
Foreign Exchange Portfolio	28,273	-	17,666	13,332	40,274
Others	39,745	7,024	1,546	29,802	76,472
Permanent Assets	**7,086**	**1,088**	**1,232**	**1,795**	**11,200**
Total Assets	**576,697**	**99,136**	**200,354**	**85,266**	**836,994**
Liabilities and Equity					
Current and Long-Term Liabilities	**549,281**	**90,180**	**190,645**	**60,275**	**765,922**
Deposits	198,695	15	73,168	997	220,675
Deposits from Clients	180,326	15	41,589	997	220,675
Intercompany deposits*	18,369	-	31,579	-	-
Deposits Received under Securities Repurchase Agreements	72,184	71,612	37,889	31,312	195,569
Securities Repurchase Agreements in the Market	64,527	71,612	29,709	31,312	195,569
Securities Repurchase Agreements - Intercompany*	7,658	-	8,180	-	-
Funds from Acceptances and Issue of Securities	59,662	-	9,960	-	40,965
Interbank and Interbranch Accounts	5,839	18	2,783	-	8,624
Borrowings and Onlendings	24,346	2,419	32,023	-	57,872
Derivative Financial Instruments	8,335	-	8,564	-	11,211
Other Liabilities	110,050	16,116	26,259	27,965	160,836
Foreign Exchange Portfolio	28,132	-	17,292	13,332	39,759
Subordinated Debt and Other	81,917	16,116	8,967	14,633	121,078
Technical Provisions for Insurance, Pension Plans and Capitalization	70,170	-	-	-	70,170
Deferred Income	**743**	**-**	**119**	**-**	**862**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**2,004**	**2,004**
Economic Allocated Capital - Tier I	**26,673**	**8,956**	**9,590**	**22,987**	**68,206**
Total Liabilities and Equity	**576,697**	**99,136**	**200,354**	**85,266**	**836,994**

(*) The Intercompany operations were eliminated in the Consolidated.
(**) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution as to amount to the net equity.

Pro Forma Income Statement by Segment | 3rd Quarter/2011

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**12,300**	**3,454**	**1,738**	**1,695**	**19,167**
Managerial Financial Margin	8,043	2,067	1,246	1,590	12,947
Banking Service Fees and Income from Banking Charges	2,823	1,381	521	105	4,820
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,329	(10)	0	(0)	1,319
Other Operating Income	106	16	(30)	-	80
Loan and Retained Claims/ Losses net of Recovery	**(3,009)**	**(1,108)**	**(33)**	**108**	**(4,041)**
Expenses for Allowance for Loan Losses	(3,735)	(1,288)	(52)	103	(4,972)
Income from Recovery of Credits Written Off as Losses	1,112	180	18	5	1,315
Retained Claims	(385)	-	-	-	(385)
Operating Margin	**9,292**	**2,346**	**1,704**	**1,803**	**15,125**
Other Operating Income/(Expenses)	**(6,617)**	**(1,956)**	**(788)**	**(127)**	**(9,477)**
Non-interest Expenses	(5,761)	(1,730)	(719)	(202)	(8,401)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(670)	(226)	(73)	23	(946)
Selling Expenses From Insurance	(253)	-	-	-	(253)
Equity in earnings of affiliates and Other investments	67	-	5	52	124
Operating Income	**2,675**	**390**	**917**	**1,676**	**5,649**
Non-operating Income	58	(0)	(5)	9	62
Income before Tax and Profit Sharing	**2,733**	**390**	**911**	**1,685**	**5,711**
Income Tax and Social Contribution	**(895)**	**(70)**	**(284)**	**(276)**	**(1,523)**
Profit Sharing	**(23)**	**(4)**	**(28)**	**(1)**	**(57)**
Minority Interests in Subsidiaries	**-**	**-**	**-**	**(199)**	**(190)**
Recurring Net Income	**1,815**	**317**	**600**	**1,209**	**3,940**
(RAROC) – Return on Average Tier I Allocated Capital	**28.3%**	**13.2%**	**25.2%**	**21.6%**	**23.5%**
Efficiency Ratio (ER)	**51.7%**	**53.6%**	**43.2%**	**11.7%**	**47.5%**

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 39

Analysis of Segments

Itaú

Commercial Bank

The Commercial Bank segment results derive from the offering of banking products and services to a diversified client base, including individuals and companies. The segment includes retail clients, high income clients, high-net worth clients (private bank) and very small, small and mid-sized companies.

In the fourth quarter of 2011, the Commercial Bank recurring net income totaled R$ 1,802 million, remaining practically steady as compared to the previous quarter. Operating revenues grew 3.8%, mainly driven by the 6.3% increase in banking service fees and income from banking charges and by the 2.2% rise in the net interest income margin, and offset by the 6.6% increase in expenses on the provision for loan losses and 6.2% in non-interest expenses, as compared to the third quarter. The increase in non-interest expenses in the fourth quarter was due to the acceleration of the installation of the new branch model and the opening of 123 new branches.

The credit portfolio totaled R$ 147,740 million at the end of the fourth quarter of 2011, increasing 4.6% as compared to the previous quarter. The Commercial Bank return on allocated capital reached 26.1% per annum and the efficiency ratio was 52.6%.

Some additional Commercial Bank Highlights:

Branch Network | Individuals [1]

Our service network is nationwide and adopts a segmentation strategy, including structures, products and services that are developed to meet the specific requirements of our diversified client profile. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Our products are available through our branch network and "30 Horas" electronic channels and include current accounts, investments, credit cards, personal loans, insurance, mortgage, vehicle financing, and other banking products.

At the end of the fourth quarter of 2011, our branch network in Brazil was comprised of 4,701 units, including regular branches and customer-service branches (CSB). In 2011, we opened 123 branches in Brazil and also renovated 440 branches to adjust them to the new model.

Retail Points of Service in Brazil [1]

4,628
4,618
4,617
4,651
4,664
4,672
4,680
4,701
3,712
3,711
3,705
3,738
3,751
3,760
3,768
3,820
916
907
912
913
913
912
912
881
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Client Service Branches (CSB)
Branches

[1] Does not include branches and CSBs from abroad and Itaú BBA.

Geographical Distribution of Service Network [1]
Number of Branches and Client Service Branches (CSB)

North
113
Northeast
333
MidWest
359
Southeast
3,141
South
755
Total Points of Service
4,701

Loan Portfolio

At the end of the fourth quarter, the loan portfolio of the individuals segment totaled R$ 62,060 million, growing 8.0% from the previous quarter and 33.1% if compared to December 31, 2010.

The loan portfolio of the companies segment, comprised of very small, small and mid-sized companies with sales of up to R$150 million, grew 2.2% in the quarter to reach R$ 85,680 million on December 31, 2011. Compared to December 2010, this portfolio rose 12.6%.

Mortgage Loans

At the end of the fourth quarter of 2011, the mortgage loans portfolio amounted to R$20,084 million, including the securitization and assignment of R$534.2 million of the portfolio, in December, with a growth of 8.6% and 51.5%, in the quarter, as compared to September 2011 and December 2010, respectively. The largest growth was in the individuals portfolio, totaling R$ 13,984 million at the end of the fourth quarter, with an 11.0% increase as compared to the prior quarter and a 73.4% increase as compared to December 2010, thus keeping the blistering pace of expansion which has characterized the real estate market in the previous quarters. At the end of December 2011, the companies portfolio totaled R$6,100 million.

Between October and December 2011, the volume of new mortgage loan financing contracts for individuals was R$ 1,975 million, while financing to companies added up to R$ 3,312 million, totaling R$ 5,287 million in the period, a 46.0% growth when compared to the same period of 2010.

Volume of contracts

R$ million

	4thQ/11	3rdQ/11	4thQ/10	Variation (%) 4thQ/11 - 3rdQ/11	Variation (%) 4thQ/11 - 4thQ/10
Individuals	1,975	2,210	1,488	-10.6%	32.7%
Companies	3,312	2,641	2,132	25.4%	55.3%
Total	**5,287**	**4,851**	**3,620**	**9.0%**	**46.0%**

Management Discussion & Analysis Itaú Unibanco Holding S.A. 40

Analysis of Segments

Asset Management

In December 2011, we reached R$299.7 billion of assets under management, including investment funds and managed portfolios, corresponding to a 15.5% market share[1]. We are leaders in Corporate and Private Bank segments, and have a significant presence in all other segments, serving approximately 1.8 million clients.

Assets under Administration

We administer Privatization, Fixed Income, Equity Funds, Investment Clubs and Portfolios, both in Brazil and abroad.

R$ billion
349
345
357
364
382
379
391
404
79
82
86
79
92
90
91
84
269
262
272
284
290
289
300
320
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11
Investment Funds
Managed Portfolio

At the end of the fourth quarter of 2011, assets under administration totaled R$403.9 billion, a 3.4% rise compared to the prior quarter and an 11.0% growth compared to the same period of 2010.

According to ANBIMA, in December we ranked second in the global ranking of fund management and managed portfolios, with a 19.7% market share, practically steady as compared to the 19.5% in 2010.

Solutions for Capital Markets

As leaders in custody services, at the end of the fourth quarter 2011, we recorded a total of R$822.7 billion in assets under custody, a 7.9% increase from the same period of 2010, which represented a market share[1] of 25.2%. Our domestic custody totaled R$ 591.1 billion and our international custody added up to R$ 231.7 billion at the end of the fourth quarter.

We also offer several financial solutions to companies, including the fiduciary administration of investment funds, asset bookkeeping, listed shares bookkeeping, guarantee agent on project finance operations, escrow accounts, and loan and financing contracts.

[1] Source: ANBIMA (Brazilian Association of Financial and Capital Market Entities) - December, 2011

Consumer Credit

The Consumer Credit segment's results come from financial products and services offered to our non-account holder clients. In the fourth quarter of 2011, the segment recorded a recurring net income of R$ 380 million, recording a 19.9% growth as compared to the prior period. The return on allocated capital was 16.3% per annum, and the efficiency ratio reached 46.3% in the period, a decrease of 730 basis points when compared to the third quarter of 2011. As of December 31, 2011, the credit portfolio totaled R$ 99,600 million, which represented a 2.7% growth as compared to the prior period.

Vehicle Financing

The Vehicle Financing portfolio to individuals amounted to R$60,093 million at the end of December 2011. During the fourth quarter of 2011, new vehicle financing and leasing transactions added up to R$7,256 million, which represents a 6.6% growth as compared to the prior quarter, and we remain with a 24.1% market share.

As of December 31, 2011, 58.5% of our vehicle portfolio corresponded to the financing of new vehicles, with a slight growth as compared to the prior quarter.

Cards and Partnerships [1]

Through own and partnership operations, we offer a wide range of credit and debit cards to more than 57.8 million current account holders and non account holders (in number of accounts). In the fourth quarter of 2011, the volume of transactions amounted to R$57,563 million, a 19.3% increase from the same period of the prior year.

Credit Cards

We are the leading player in the Brazilian credit card market. Through Itaucard, Hipercard, Joint Ventures, and operating agreements with major retailers in the Brazilian market, we have reached a number of 34.3 million client accounts, including both current account and non-current account holders, In the fourth quarter of 2011, the volume of credit card transactions amounted to R$43,706 million, which corresponds to a 12.1% increase from the third quarter of 2011 and 17.0% increase from the same period of the prior year.

The decrease in the number of credit card accounts, observed since the first quarter of 2011, is a result of an equalization of concepts regarding account activation and other effects on different products in this portfolio. This decrease did not cause any impact on the credit card transaction volume.

37.4
38.6
38.3
39.6
38.7
38.0
35.6
34.3
29,099
30,122
31,644
37,353
34,127
37,374
38,979
43,706
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
Amount of Transactions (R$ million)
Card Accounts - do not include additional cards (in millions)

[1] Personal Loans and Consumer Credit products are not considered in the transacted amounts and in number of accounts.
For demonstration purposes, the volumes and results presented include the portion corresponding to current account holders, although these clients are segmented in the Pro Forma Statement of Income under the Commercial Bank column.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 41

Analysis of Segments

Debit Cards

In the debit card segment, which includes only current account holders, we have 23.5 million accounts. The volume of debit card transactions amounted to R$13,857 million in the fourth quarter of 2011, a 27.1% increase from the same period of the prior year.

19.0
20.1
18.7
21.1
21.8
22.2
22.8
23.5
7,534
7,665
8,493
10,901
9,785
10,434
11,305
13,857
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
Amount of Transactions (R$ million)
Card Accounts - do not include additional cards (in millions)

Itaú BBA

The Itaú BBA segment is responsible for banking transactions with large companies and for investment bank services. Itaú BBA's net income totaled R$706 million in the fourth quarter of 2011, a 17.7% growth when compared to the prior quarter. Return on allocated capital reached 28.3% per annum and the efficiency ratio reached 34.7% in the period, an increase of 310 basis points and a decrease of 850 basis points, respectively, when compared to the third quarter.

Managerial financial margin reached R$1,305 million in the fourth quarter, growing 4.8% when compared to the prior quarter. Banking service fees and income from banking charges added up to R$518 million, virtually stable when compared to the prior quarter.

Noteworthy was the quality level of the credit portfolio, with 97.3% of the credits ascribed as "AA", "A" and "B" risk ratings, in accordance with the criteria set forth in the Brazilian Monetary Council Resolution 2682. In this context, the results from loan and lease losses totaled R$24 million in the fourth quarter of 2011.

In investment banking, despite the decreased activity, we maintained in December 2011 the same outstanding performance seen in prior periods. Within the results achieved in 2011, we highlight:

Domestic Fixed Income Offerings: 1st place in ANBIMA ranking, for the participation in debenture, commercial paper, and securitization transactions which totaled R$15.1 billion, corresponding to a 29% market share;

International Fixed Income Offerings: 2nd place in Bloomberg ranking, in the amount of issues from Brazilian companies, with a total volume of US$3.1 billion;

Equity Offerings: 1st place in public offering coordination according to ANBIMA, coordinating 19 of 23 offerings, with an impressive volume of R$13.5 billion, which comprised 87% of the total financial volume issued;

Mergers and Acquisitions: 2nd place in Thomson Reuters ranking in terms of transaction volume, participating in 38 transactions with a total volume of US$22.8 billion.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 42

Insurance, Life and Pension Plans and Capitalization

Itaú Unibanco Holding S.A.

Insurance, Life and Pension Plans and Capitalization

The Pro Forma financial statements below were prepared based on Itaú Unibanco's managerial information and are intended to explain the performance of the insurance-related businesses.

The numbers presented in this chapter are part of the Commercial Bank segment and do not include the results of the association with Porto Seguro, which are in the Activities with the Market and Corporation segment.

Pro Forma Insurance, Life and Pension Plans and Capitalization Income Statement

R$ million

	4th Q/11	3rd Q/11	Variation 4th Q/11 - 3rd Q/11	
Earned Premiums (a)	**1,258**	**1,188**	**70**	**5.9%**
Result of Pension Plans and Capitalization (b)	**147**	**141**	**6**	**4.6%**
Retained Claims (c)	**(322)**	**(398)**	**76**	**-19.0%**
Selling Expenses (d)	**(400)**	**(368)**	**(32)**	**8.8%**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(7)**	**(10)**	**2**	**-24.6%**
Underwriting Margin (f=a+c+d+e)	**528**	**413**	**115**	**28.0%**
Result from Insurance, Pension Plans and Capitalization (g=b+f)	**675**	**553**	**122**	**22.0%**
Managerial Financial Margin	330	330	(1)	-0.2%
Banking Service Fees and Income From Banking Charges	179	189	(10)	-5.3%
Non-interest Expenses	(314)	(231)	(83)	35.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(52)	(48)	(4)	8.9%
Equity in earnings of affiliates and Other Operating Income	17	1	16	-
Operating Income	**834**	**794**	**40**	**5.0%**
Non-operating Income	10	10	(0)	-2.0%
Income Before Income Tax and Social Contribution	**844**	**804**	**40**	**4.9%**
Income Tax/Social Contribution	(290)	(292)	2	-0.8%
Profit Sharing	(1)	(1)	0	-
Recurring Net Income	**553**	**511**	**42**	**8.2%**
(RAROC) — Return on Average Tier I Allocated Capital	45.1%	38.9%		620 bps
Efficiency Ratio (ER)	38.4%	33.8%		460 bps

Note: The information on VGBL and PGBL was classified together with Pension Plans products.
Retained Claims are different from Consolidated Retained Claims, because they do not consider the operations of the activities abroad.
Selling expenses also include selling expenses with internal brokers.
The Underwriting Margin refers to Insurance and Life and Pension Plans.
Non-interest Expenses comprise Personnel Expenses, Administrative Expenses, Tax Expenses, and Other Operating Expenses.

Recurring Net Income and Insurance Ratio

10.5%
10.8%
12.7%
9.7%
10.1%
12.5%
13.0%
14.8%
30
90
211
60
60
236
79
80
242
53
66
210
62
107
200
71
134
208
88
144
280
84
201
268
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
4thQ/11
Life and Pension Plans
Insurance
Capitalization
Insurance ratio (%)

Insurance Ratio (%) = Insurance, Life and Pension Plans and Capitalization segment's recurring net income/ Itaú Unibanco's recurring net income

In the fourth quarter of 2011, the Insurance Life and Pension Plan and Capitalization segment's recurring net income totaled R$ 553 million, a 8.2% growth from the fourth quarter. The return on allocated capital reached 45.1% in the period, a 620 basis point increase quarter-on-quarter.

The main factors that impacted the net income were the increase in the underwriting margin mainly influenced by the increase in earned premiums and the low retained claims presented in the period.

The insurance ratio (which does not consider the 30% interest in Porto Seguro) represents the share of recurring net income from Insurance, Life and Pension Plans and Capitalization in Itaú Unibanco Holding's recurring net income. In the fourth quarter of 2011, the insurance ratio reached 14.8%, increasing 180 basis points from the prior quarter.

Composition of Recurring Net Income of Insurance, Life and Pension Plans and Capitalization

4th Quarter/11
3rd Quarter/11
15.1%
48.5%
36.4%
17.2%
54.7%
28.1%
Life and Pension Plans
Insurance
Capitalization

In this quarter, in the composition of recurring net income, the Insurance subsegment increased 830 basis points in relation to the previous quarter due to the underwriting margin growth.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 44

Insurance, Life and Pension Plans and Capitalization

Itaú

Efficiency Ratio

In the fourth quarter, the efficiency ratio was 38.4%, corresponding to a 460 basis point increase from the previous period, mainly as a result of increased non-interest expenses. The risk-adjusted efficiency ratio adds to the formula the impacts of risk portions associated with Insurance and Life and Private Pension (claims). In the fourth quarter, the index was 55.6%, a reduction of 30 basis points from the third quarter of 2011 based on the decrease in the loss ratio.

Insurance, Pension Plans and Capitalization's Revenues(*)
42,1% 40,4% 40,4% 47,2% 41,5% 39,8% 33,8% 38,4%
30,3% 25,7% 23,9% 24,0% 24,4% 24,4% 22,1% 17,2%
27,6% 33,9% 35,7% 28,7% 34,1% 35,8% 44,1% 44,4%
E.R.
R.A.E.R. 4th Q/11 55.6%
Income before Tax and Profit Sharing (**)
1st Q/10 2nd Q/10 3rd Q/10 4thQ/10 1st Q/11 2nd Q/11 3rd Q/11 4thQ/11
Income before Tax and Profit Sharing
Retained Claims/ Income
Efficiency Ratio

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.
(**) Does not include Equity in Earnings of Affiliates and Other Investments and Non-operating Income.

Pro Forma Insurance, Pension Plans and Capitalization Balance Sheet

The Balance Sheet of the Insurance, Private Pension and Capitalization segments is presented below. On December 31, 2011, total assets amounted to R$ 84.3 billion, increasing approximately R$ 4.0 billion from the third quarter of 2011. Technical provisions added up to R$ 73.8 billion, a 5.1% increase from the prior quarter. These numbers do not include the operations of the activities abroad and the 30% interest in Porto Seguro.

R$ million

	Dec 31,11				Sep 30,11				Dec 31,11 - Sep 30,11	
	Insurance	Life and Pension Plans	Capitalization	Total	Insurance	Life and Pension Plans	Capitalization	Total	Total	
Assets										
Current and Long-Term Assets	**11,721**	**68,861**	**3,270**	**83,825**	**11,639**	**64,910**	**3,241**	**79,779**	**4,046**	**5.1%**
Cash and Cash Equivalents	48	14	12	**74**	254	30	4	**288**	(213)	**-74.2%**
Securities	3,723	68,068	3,185	**74,973**	3,305	64,075	3,163	**70,537**	4,435	**6.3%**
Other Assets (mainly receivables from insurance)	7,949	780	72	**8,778**	8,079	805	75	**8,954**	(176)	**-2.0%**
Permanent Assets	**394**	**81**	**38**	**506**	**412**	**106**	**39**	**550**	**(43)**	**-7.9%**
Total Assets	**12,115**	**68,942**	**3,308**	**84,332**	**12,051**	**65,016**	**3,280**	**80,329**	**4,003**	**5.0%**
Liabilities and Equity										
Current and Long – Term Liabilities	**10,881**	**65,380**	**3,101**	**79,328**	**10,840**	**61,618**	**3,079**	**75,519**	**3,809**	**5.0%**
Technical Provisions – Insurance	6,779	860	-	**7,631**	6,840	1,070	-	**7,910**	(279)	**-3.5%**
Technical Provisions – Pension Plans and VGBL	522	62,753	-	**63,275**	521	58,902	-	**59,424**	3,852	**6.5%**
Technical Provisions – Capitalization	-	-	2,847	**2,847**	-	-	2,833	**2,823**	24	**0.8%**
Other Liabilities	3,580	1,767	254	**5,575**	3,479	1,645	246	**5,363**	213	**4.0%**
Allocated Tier I Capital	**1,234**	**3,563**	**207**	**5,004**	**1,211**	**3,398**	**201**	**4,810**	**194**	**4.0%**
Total Liabilities and Equity	**12,115**	**68,942**	**3,308**	**84,332**	**12,051**	**65,016**	**3,280**	**80,329**	**4,003**	**5.0%**

Note: The information on VGBL and PGBL was classified together with the Pension Plans products.
The Insurance, Pension Plans and Capitalization Technical Provisions are different from the Consolidated Technical Provisions, because they do not consider the operations of the activities abroad and the 30% interest in Porto Seguro.
The Consolidated does not represent the sum of the parts because there are operations between companies that were eliminated in the consolidated statements.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 45

Insurance

The numbers presented in this chapter are part of the Commercial Bank segment and do not include the results of the association with Porto Seguro, which are in the Activities with the Market and Corporation segment.

Pro Forma Insurance Recurring Income Statement

R$ million

	4th Q/11	3rd Q/11	Variation 4th Q/11 - 3rd Q/11	
Earned Premiums (a)	**1,035**	**972**	**63**	**6.5%**
Retained Claims (b)	**(264)**	**(330)**	**66**	**-19.9%**
Selling Expenses (c)	**(353)**	**(336)**	**(18)**	**5.3%**
Other Operating Income/(Expenses) of Insurance Operations (d)	**(32)**	**(7)**	**(25)**	**-**
Underwriting Margin (e=a+b+c+d)	**386**	**300**	**86**	**28.6%**
Result from Insurance	**386**	**300**	**86**	**28.6%**
Managerial Financial Margin	101	88	12	13.9%
Non-interest Expenses	(173)	(131)	(42)	32.2%
Tax Expenses for ISS, PIS and Cofins and other taxes	(16)	(33)	18	-52.8%
Equity in earnings of affiliates and Other Operating Income	10	(1)	12	-
Operating Income	**308**	**222**	**86**	**38.6%**
Non-operating Income	11	7	5	75.8%
Income Before Income Tax and Social Contribution	**319**	**229**	**91**	**39.7%**
Income Tax/Social Contribution	(117)	(84)	(33)	39.2%
Profit Sharing	(1)	(1)	0	-
Recurring Net Income	**201**	**144**	**58**	**40.3%**
(RAROC) — Return on Average Tier I Allocated Capital	65.9%	33.2%		3,270 bps
Efficiency Ratio (ER)	49.4%	46.2%		320 bps

We carry significant business with large industrial and commercial clients. Our Corporate Solutions area provides dedicated service and specific products for civil construction, chemicals and petrochemicals, energy generation, infrastructure, transportation, aviation and other industries. For individuals, small and mid-sized companies, our focus is to simplify the product portfolio and use electronic means, to better meet the clients' requirements with straightforward, easy to understand, products.

The customer relationship management area has implemented a number of projects, by tailoring specific products to each client's profile, which enables the more efficient use of different relationship channels. Also this area seeks to continuously improve its operational efficiency, by managing costs, investing in new technologies and optimizing processes.

Products to be highlighted include, in the companies segment, Group Life and Corporate Solutions; in the individuals segments, Individual Life and Extended Warranty.

In this quarter, the Insurance segment's recurring net income reached R$ 201 million, mainly driven by the underwriting margin growth influenced by the increase in earned premiums and by the low retained claims presented in the period.

Earned Premiums

R$ million
199
193
199
199
215
216
216
231
1.038
900
901
907
922
990
972
1.035
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
4thQ/11
Insurance
Life and Pension Plans

In the fourth quarter of 2011, earned premiums added up to R$1,035 million in the Insurance subsegment, a 6.5% increase when compared to the prior quarter as a result of the good performance of life products and property risks. Earned premiums in the Life and Pension Plan subsegment added up to R$ 231 million, remaining virtually steady when compared to the previous quarter.

The number of policies reached 9,311 thousand in the fourth quarter, remaining virtually steady when compared to the previous quarter, with larger representation in the portfolio of life and personal accidents products.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 46

Insurance

Composition of Earned Premiums

4th Quarter/11
3rd Quarter/11
14.2%
22.0%
52.2%
3.5%
8.1%
15.5%
22.5%
50.7%
4.5%
6.9%
Life and Personal Accidents
Property risk
Transportation
Extended Warranty
DPVAT and Other

Note: the charts do not include the Itauseg Saúde company and include Life product of Itaú Vida e Previdência S.A.

Composition of Retained Claims

4th Quarter/11
3th Quarter/11
22.4%
40.8%
15.3%
12.5%
9.0%
25.1%
45.2%
15.5%
4.9%
9.3%
Life and Personal Accidents
Property risk
Transportation
Extended Warranty
DPVAT and Other

Note: the charts do not include the Itauseg Saúde company and include Life product of Itaú Vida e Previdência S.A.

Combined Ratio and Underwriting Margin

27.8%
31.2%
31.5%
26.1%
31.9%
35.2%
36.8%
42.7%
87.8%
86.0%
90.1%
90.8%
82.9%
79.9%
77.8%
73.5%
20.7%
22.3%
26.0%
24.8%
20.4%
19.8%
16.0%
19.1%
27.8%
29.6%
30.7%
32.8%
27.0%
27.1%
28.6%
29.0%
39.3%
34.1%
33.4%
33.2%
35.5%
33.0%
33.2%
25.5%
1st Q/10
2nd Q/10
3rd Q/10
4th Q/10
1st Q/11
2nd Q/11
3rd Q/11
4th Q/11
Administrative Expenses and Others/Earned Premiums
Selling Expenses/Earned Premiums
Insurance Claims/Earned Premiums
Underwriting Margin/Earned Premiums

Note: The combined ratio is the sum of the following ratios: retained claims/ earned premiums, selling expenses/ earned premiums and administrative expenses and other operating income and expenses /earned premiums.
The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.
Note: the charts do not include the Itauseg Saúde company and include Life of Itaú Vida e Previdência S.A.

The consolidated underwriting margin (which includes Insurance and Life of Itaú Vida e Previdência S.A.) amounted to R$ 528 million in the fourth quarter of 2011, an increase of 28.0% when compared to the prior quarter. Disregarding the health insurance (in process of discontinuation due to a strategic decision of withdrawing from this market), the underwriting margin totaled R$ 529 million. The ratio of underwriting margin to earned premiums reached 42.7%, a 590 basis point growth from the prior period.

The combined ratio, which reflects the efficiency of the operating cost in relation to income from earned premiums, decreased 430 basis points from the previous quarter. This decrease is attributable to the increase in earned premiums and the decrease in the loss ratio.

The loss ratio decreased 770 basis points in relation to the prior period. This change was driven by the good performance of the group life, personal accidents, property risks, extended warranty and DPVAT products.

Insurance Technical Provisions

On December 31, 2011, insurance technical provisions added up to R$ 7,631 million, representing decreases of 3.5% from September 30, 2011, due to the low retained claims presented in the period; and growth of 11.5% from the same period of the

R$ million
6,463
6,690
6,782
6,843
7,110
7,470
7,910
7,631
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 47

Life and Pension Plans

Pro Forma Life and Pension Plans Recurring Income Statement

R$ million

	4th Q/11	3rd Q/11	Variation 4th Q/11 - 3rd Q/11	
Earned Premiums (a)	**231**	**216**	**15**	**7.0%**
Result of Pension Plans (b)	**13**	**11**	**1**	**10.2%**
Retained Claims (c)	**(58)**	**(68)**	**10**	**-14.5%**
Selling Expenses (d)	**(37)**	**(25)**	**(12)**	**48.7%**
Other Operating Income/(Expenses) of Insurance Operations (e)	**1**	**(4)**	**5**	**-**
Underwriting Margin (f=a+c+d+e)	**137**	**119**	**18**	**15.1%**
Result from Insurance, Pension Plans (g=b+f)	**150**	**131**	**19**	**14.7%**
Managerial Financial Margin	175	188	(13)	-6.9%
Banking Service Fees and Income From Banking Charges	179	189	(10)	-5.3%
Non-interest Expenses	(93)	(68)	(26)	38.1%
Tax Expenses for ISS, PIS and Cofins and other taxes	(24)	(16)	(8)	46.8%
Equity in earnings of affiliates and Other Operating Income	3	7	(4)	-
Operating Income	**390**	**431**	**(41)**	**-9.6%**
Non-operating Income	0	0	0	-
Income Before Income Tax and Social Contribution	**390**	**432**	**(41)**	**-9.6%**
Income Tax/Social Contribution	(122)	(152)	30	-19.7%
Recurring Net Income	**268**	**280**	**(11)**	**-4.1%**
(RAROC) — Return on Average Tier I Allocated Capital	30.8%	33.8%		-300 bps
Efficiency Ratio (ER)	22.4%	16.2%		620 bps

Product innovation has played a significant role in the sustainable growth of our pension plans operations. For individuals, multimarket and multistrategy products are to be highlighted, as they allow for the investment of funds on a long-term basis, while selecting the best short-term investment strategies. As to corporate pension plans, we offer specialized advisory services in order to implement the best solution for each company, while maintaining relationships with the human resources area and the employees following the implementation of the benefit.

The Life and Pension Plan subsegment's recurring net income added up to R$ 268 million, a 4.1% decrease from the prior quarter, primarily impacted by the increase in non-interest expenses and the decrease in the managerial financial margin.

Total contributions to pension plans reached R$ 3,725 million, growing 19.2% when compared to the prior quarter. In relation to the same period of the prior year, contributions increased 21.1%, chiefly on account of the 26.3% growth in contributions to the VGBL product. Net contributions, which comprise total contributions less redemptions and external portabilities, increased 22.3% quarter-on-quarter.

Pension Plan Technical Provisions and Administration Fees

Pension plan technical provisions totaled R$ 63,275 million on December 31, 2011, representing an increase of 6.5% and 23.4% when compared to the prior quarter and the same period of the prior year, respectively.

Revenues from administration fees added up to R$ 178.9 million in the fourth quarter of 2011, a 5.3% decrease from the prior quarter and a 16.6% increase from the same period of 2010.

Evolution of Contributions and Net Contributions

R$ million
857
898
1,035
1,727
1,561
1,675
1,844
2,255
2,114
2,188
2,409
3,076
2,844
3,137
3,125
3,725
1,560
1,628
1,810
2,439
2,267
2,535
2,629
3,081
399
468
508
580
507
505
423
581
155
92
91
56
71
97
73
63
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
4thQ/11
Traditional and other
PGBL
VGBL
Net contributions

R$ million
131.7
142.3
153.4
153.4
160.1
157.8
188.8
178.9
44,766
46,189
48,443
51,276
53,784
56,454
59,424
63,275
28,178
29,208
30,777
32,830
34,650
36,764
39,204
42,443
12,102
12,395
12,988
13,620
14,137
14,585
15,030
15,644
4,486
4,586
4,678
4,826
4,997
5,105
5,190
5,189
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
4thQ/11
Traditional and other
PGBL
VGBL
Revenues from administration fees

Management Discussion & Analysis
Itaú Unibanco Holding S.A. 48

Capitalization

Pro Forma Capitalization Recurring Income Statement

R$ million

	4th Q/11	3rd Q/11	Variation 4th Q/11 - 3rd Q/11	
Result of Capitalization (a)	**135**	**131**	**4**	**2.9%**
Selling Expenses (b)	**(10)**	**(7)**	**(3)**	**39.1%**
Result from Capitalization Operations (c=a+b)	**139**	**124**	**16**	**12.8%**
Managerial Financial Margin	48	55	(7)	-12.2%
Non-interest Expenses	(47)	(32)	(15)	46.3%
Tax Expenses for ISS, PIS and Cofins and other taxes	(13)	1	(14)	-
Equity in earnings of affiliates and Other Operating Income	4	(6)	10	-
Operating Income	**131**	**142**	**(11)**	**-7.5%**
Non-operating Income	3	3	(0)	-5.0%
Income Before Income Tax and Social Contribution	**134**	**144**	**(11)**	**-7.5%**
Income Tax/Social Contribution	(50)	(56)	7	-11.5%
Recurring Net Income	**84**	**88**	**(4)**	**-4.9%**
(RAROC) — Return on Average Tier I Allocated Capital	**149.8%**	**157.5%**		**-770 bps**
Efficiency Ratio (ER)	**24.5%**	**21.8%**		**270 bps**

The Capitalization Certificate product is targeted at clients that like to compete for prizes. It may be purchased through a single or monthly payment, in accordance with the individual clients' profiles.

In the period between October and December 2011, 618 clients received raffles in the aggregate amount of R$ 6.9 million. Between January and December 2011, 2,119 clients received raffles in the aggregate total of R$ 31.5 million.

The Capitalization sub-segment's net income was R$ 84 million in the fourth quarter of 2011, a 4.9% decline compared to the fourth quarter of 2010, due to increased non-interest.

Result of Capitalization

R$ million
9.5
9.5
9.3
10.0
10.6
11.2
11.7
11.6
103
133
112
115
120
119
131
135
1st Q/10
2nd Q/10
3rd Q/10
4thQ/10
1st Q/11
2nd Q/11
3rd Q/11
4thQ/11
Result of Capitalization (R$ million)
Number of Certificates (in million)

Note: The result of capitalization is net of expenses with raffles

Capitalization Technical Provisions

On December 31, 2011, capitalization technical provisions added up to R$ 2,847 million, representing a 0.8% and a 9.4% growth when compared to the third quarter of 2011 and the same period of the prior year, respectively.

R$ million
2,351
2,402
2,484
2,603
2,695
2,768
2,823
2,847
Mar/10
Jun/10
Sep/10
Dec/10
Mar/11
Jun/11
Sep/11
Dec/11

We take part in socio-environmental and social responsibility actions that are carried out by passing through funds arising from the sales of several products, in particular capitalization certificates.

From October to November 2011, the amount passed through to AACD - Assistance Association for Handicapped Children exceeded R$ 805 thousand and R$ 3.2 million year-to-date.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 49

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 50

Itaú
Itaú
Itaú
* Itaú Unibanco's branch in Paraguay

Activities Abroad

Itaú Unibanco Holding S.A.

Activities Abroad

International Operations

We are the largest financial institution in Latin America and eighth largest in the world in terms of market capitalization. In the last quarter we were recognized with the award "Bank of the Year 2011", sponsored by The Banker magazine, in the categories "Bank of the Year in Brazil" and "Bank of the Year in Latin America". We were also recognized in the categories "Best Private Bank in Brazil" and "Best Private Bank in Latin America" by the "Global Private Banking Awards 2011", sponsored by The Banker and Professional Wealth Management, both publications of the Financial Times Group.

Our operations are mainly carried out in Brazil, though our broad international presence confirms our regional-global ambitions and enables us to provide high-quality service to our clients, particularly to Brazilians operating outside Brazil.

We are present in 18 countries outside Brazil, with a strong focus in South America (Argentina, Chile, Uruguay and Paraguay), where we operate as a full service bank providing support to our retail and wholesale client's needs. In the last quarter we received authorization from the Central Bank of Brazil to structure wholesale and investment banking operations in Bogota (Colombia), and we are awaiting the authorization from local regulators. In addition, we are also present in Europe (Portugal, United Kingdom, Luxembourg and Switzerland), the US (New York and Miami), the Middle East (Dubai) and Asia (Hong Kong, Shanghai and Tokyo), focusing mainly on corporate and private banking operations.

Selected information on our international operations (including results, assets and liabilities in our foreign branches) can be found below:

Highlights

R$ million (except where indicated)

Income Statement

	4th Q/11	3rd Q/11	4th Q/10	4th Q/11 – 3rd Q/11	4th Q/11 – 4th Q/10
Recurring Net Income	**714**	**720**	**390**	**-0.7%**	**83.3%**
Operating Revenues	**1,308**	**1,137**	**818**	**15.0%**	**59.9%**
Financial Margin	**991**	**853**	**553**	**16.2%**	**79.3%**

Balance Sheet

	Dec 31,11	Sep 30,11	Dec 31,10	Dec/11 – Sep/11	Dec/11 – Dec/10
Total Assets	**162,143**	**168,609**	**129,143**	**-3.8%**	**25.6%**
Loans, Lease and Other Credit Operations	61,077	51,819	43,242	17.9%	41.2%
Deposits	**58,883**	**54,813**	**36,947**	**7.4%**	**59.4%**
Stockholders' Equity	**26,678**	**25,687**	**21,292**	**3.9%**	**25.3%**

Relevant Data

	Dec 31,11	Sep 30,11	Dec 31,10	Dec/11 – Sep/11	Dec/11 – Dec/10
Employees (Individuals)	**6,284**	**6,149**	**5,724**	**2.2%**	**9.8%**
Number of Points of Sale (Units)	**779**	**746**	**708**	**4.4%**	**10.0%**
Branches (*)	243	228	220	6.6%	10.5%
Client Service Branches	31	31	31	0.0%	0.0%
Automated Teller Machines	505	487	457	3.7%	10.5%

(*) Does not include Itaú BBA.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 52

Activities Abroad

Europe, Caribbean Islands, and Miami

Our banking activities under Banco Itaú BBA International S.A.'s legal structure are carried out throughout Europe in Portugal, United Kingdom, Switzerland and Luxembourg, and outside Europe in Miami, the Cayman Islands and the Bahamas, focusing primarily on international banking activities, including corporate and investment banking, capital markets and private banking, in close cooperation with the conglomerate's divisions and teams which coordinate these activities in Brazil. On December 31, 2011, Banco Itaú BBA International's consolidated assets totaled R$ 14.9 billion and assets under management from the private banking segment reached R$ 23.5 billion. Recurring net income for the quarter was impacted by lower earnings of affiliates and higher personnel expenses.

Argentina

In Argentina we operate both in the companies and individuals segments through an 81 branch network and 1,566 employees, which serve 281 thousand clients, resulting a 3.8% increase in the quarter. The main products offered to the individuals segment are savings accounts, personal loans and credit cards. For companies, the main products offered are financing solutions, syndicated loans and treasury products, such as derivatives and foreign exchange.

On December 31, 2011, total assets amounted to R$ 3.4 billion, with the credit portfolio growing 4.9% from September 2011, mainly in loans, credit cards, and export operations. Deposits grew 10.0% from the prior quarter, reaching R$ 2.6 billion, mainly due to a targeted campaign of time deposits in the corporate segment.

Net income for the quarter was R$ 4.6 million, representing an increase of R$ 27.8 million from the previous quarter, impacted by the result of selling fixed assets in the amount of R$ 34 million. Noteworthy are the increases in revenues from loans, derivatives and commissions, as well as in administrative expenses.

Chile

In Chile we operate in the companies and individuals segments, focusing on mid- and high-income clients, by offering a wide range of products and services. Our operations include a broker dealer, an insurance broker, as well as a mutual fund manager. Our 2,334 employees serve a 164 thousand client base, which grew 3.8% in the quarter. During this period our network reached 88 branches, of which 4 were opened and other 4 were acquired in the transaction with HSBC Chile, that was announced in September 2011.

On December 31, 2011, total assets amounted to R$ 16.7 billion, an increase of 12.7% from September 2011 as the credit portfolio grew 8.7%. Net income for the fourth quarter was R$ 50.5 million, being positively affected by the sale of a portion of a student loan portfolio and better results in derivative transactions.

Uruguay

In Uruguay we operate in the companies and individuals segments through 22 branches, having savings accounts, credit cards, financing solutions, cash management, trade financing, investment services, treasury products and pension funds among our main products. Our 628 employees serve a 182 thousand client base, which grew 3.5% from September 2011.

Additionally, we operate in the credit card market through the largest credit card company in the country, OCA, which carries out the product's three main operations: acquirer, card issuance, and transactions processing. Credit cards and direct consumer credit are the main products offered by OCA. Currently, we have 21 points of service and 471 employees serving a 405 thousand client base, which grew 3.4% in comparison to September 2011.

Total assets in Uruguay reached R$ 4.8 billion, an increase of 3.9% from September 2011. The credit portfolio had a strong performance during this period, growing 8.1%, driven mainly by the agribusiness and trade finance segments. Deposits reached R$ 3.7 billion, in line with the amount recorded in the previous quarter. Net income for the quarter was R$12.1 million, adversely impacted by the exchange rate variation associated with the capital hedge structure. Highlights in the period were the increase in the financial margin of credit operations and in revenue from credit cards.

Paraguay

In Paraguay we operate in the companies and individuals segments through a 27 branch network and 650 employees serving a 295 thousand client base, which grew 4.5% from the end of last quarter. Six new branches were opened during the quarter, most of them in the countryside.

On December 31, 2011, total assets reached R$ 3.7 billion, increasing 2.5% from September 2011. Our credit portfolio grew 9.3% during the period, primarily driven by the performance of the companies and retail portfolios. We retain the leadership in the latter segment, which shows a growth trend, especially after the announcement of a partnership with Tigo, a leading player in the mobile phone industry in Paraguay. Deposits totaled R$ 2.7 billion, an increase of 1.6% when compared to the previous quarter.

Net income for this quarter was R$ 42.4 million, as we maintain the top ranking among banks in Paraguay in terms of earnings. The financial margin had a strong performance during the quarter, increasing 15.5%, mainly due to higher revenues in credit operations.

Products and Services for Foreign Institutional Clients

We also provide our international institutional clients a comprehensive range of products and services, such as asset management, custody, alternative investment products, private equity funds, equities, fixed-income, and other treasury products. Our clients are served globally by relationship managers based in New York, London, Hong Kong, Tokyo and Dubai, as well as by specialized product teams.

Management Discussion & Analysis Itaú Unibanco Holding S.A. 53

Activities Abroad

Below we present the financial statements of Itaú BBA International [1] and of our Latin America Operations:

Balance Sheet [2] | On December 31, 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Assets					
Current and Long-term Assets	**14,606**	**3,308**	**16,378**	**4,788**	**3,692**
Cash and Cash Equivalents	399	162	893	828	369
Short-term Interbank Investments	2,691	249	57	817	33
Securities and Derivative Financial Instruments	1,730	228	1,891	309	344
Interbank and Interbranch Accounts	13	439	657	640	463
Loans, Lease and Other Credit Operations	7,419	2,162	12,537	2,201	2,364
(Allowance for Loan Losses)	(12)	(45)	(230)	(108)	(60)
Other Assets	2,367	112	573	101	178
Foreign Exchange Portfolio	2,220	20	306	21	128
Other Assets	147	92	266	80	51
Permanent Assets	**288**	**108**	**291**	**27**	**33**
Investments	111	2	3	1	1
Fixed and Operating Lease Assets	29	71	147	26	32
Intangible Assets and goodwill	148	35	141	0	-
TOTAL ASSETS	**14,895**	**3,416**	**16,669**	**4,815**	**3,725**
Liabilities and Equity					
Current and Long-term Liabilities	**13,542**	**3,105**	**14,712**	**4,433**	**3,268**
Deposits	6,193	2,599	10,655	3,691	2,665
Deposits Received under Securities Repurchase Agreements	-	71	106	-	-
Funds from Acceptances and Issue of Securities	3,387	-	1,321	-	-
Interbank and Interbranch Accounts	1	-	18	100	11
Borrowings and Onlendings	561	96	1,304	30	322
Derivative Financial Instruments	700	0	184	1	-
Foreign Exchange Portfolio	2,224	20	306	21	132
Other Liabilities	478	318	804	590	138
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	16	-	-
Deferred Income	**23**	**-**	**6**	**4**	**0**
Minority Interest in Subsidiaries	**0**	**9**	**0**	**-**	**-**
Stockholders' Equity	**1,329**	**303**	**1,951**	**378**	**457**
TOTAL LIABILITIES AND EQUITY	**14,895**	**3,416**	**16,669**	**4,815**	**3,725**

Statement of Income [2] | 4th Quarter of 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Operating Revenues	**82**	**123**	**179**	**115**	**100**
Financial Margin	35	84	132	45	74
Banking Service Fees and Income from Banking Charges	45	38	35	70	26
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	-	-	9	-	-
Other Operating Income	2	1	4	0	(0)
Loans and Retained Claims Losses net of Recovery	**(0)**	**(5)**	**4**	**(8)**	**(15)**
Expenses for Allowance for Loan Losses	(0)	(6)	(2)	(9)	(15)
Income from Recovery of Credits Written Off as Loss	-	1	7	1	0
Retained Claims	-	-	(1)	-	-
Operational Margin	**82**	**118**	**183**	**106**	**85**
Other Operating Income/(Expenses)	**(90)**	**(110)**	**(130)**	**(83)**	**(40)**
Non-interest Expenses	(86)	(110)	(130)	(83)	(40)
Selling Expenses From Insurance	-	-	(1)	-	-
Equity in Earnings of Affiliates and Other Investments	(4)	(0)	(0)	(0)	-
Operating Income	**(8)**	**8**	**53**	**24**	**44**
Non-operating Income	(2)	0	3	0	0
Income before Tax and Profit Sharing	**(10)**	**8**	**55**	**24**	**45**
Income Tax and Social Contribution	**3**	**(3)**	**(5)**	**(11)**	**(2)**
Profit Sharing	**(3)**	**-**	**(0)**	**-**	**-**
Minority Interests in Subsidiaries	**0**	**(0)**	**(0)**	**0**	**-**
Recurring Net Income	**(11)**	**5**	**51**	**12**	**42**
Return on Average Equity – Annualized	-3.1%	6.1%	10.6%	13.1%	38.2%
Return on Average Assets – Annualized	-0.3%	0.6%	1.3%	1.0%	4.6%
Efficiency Ratio	104.6%	89.6%	72.6%	72.1%	40.4%

(1) Includes corporate and investment banking in Europe and private banking in Luxembourg, Switzerland, Miami and Caribbean; (2) Does not include foreign branches.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 54

Activities Abroad

Below we present the financial statements of Itaú BBA International [1] and of our Latin America Operations:

Balance Sheet [2] | On September 30, 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Assets					
Current and Long-term Assets	**14,486**	**3,075**	**14,525**	**4,607**	**3,610**
Cash and Cash Equivalents	1,964	159	654	856	344
Short-term Interbank Investments	1,022	246	3	866	32
Securities and Derivative Financial Instruments	1,819	159	1,822	310	492
Interbank and Interbranch Accounts	49	383	163	560	479
Loans, Lease and Other Credit Operations	7,068	2,061	11,534	2,037	2,164
(Allowance for Loan Losses)	(13)	(39)	(246)	(101)	(53)
Other Assets	2,577	105	596	79	153
Foreign Exchange Portfolio	2,405	27	349	7	100
Other Assets	172	78	247	72	53
Permanent Assets	**339**	**105**	**272**	**27**	**24**
Investments	160	3	2	1	1
Fixed and Operating Lease Assets	28	61	139	26	23
Intangible Assets and goodwill	152	41	132	0	-
TOTAL ASSETS	**14,826**	**3,180**	**14,797**	**4,634**	**3,634**
Liabilities and Equity					
Current and Long-term Liabilities	**13,387**	**2,833**	**12,909**	**4,269**	**3,203**
Deposits	6,070	2,363	8,912	3,701	2,624
Deposits Received under Securities Repurchase Agreements	-	81	109	-	-
Funds from Acceptances and Issue of Securities	3,018	-	1,227	-	-
Interbank and Interbranch Accounts	2	-	25	73	89
Borrowings and Onlendings	574	109	1,235	40	247
Derivative Financial Instruments	846	4	303	1	-
Foreign Exchange Portfolio	2,410	27	348	-	96
Other Liabilities	467	248	737	456	146
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	13	-	-
Deferred Income	**24**	**-**	**7**	**3**	**0**
Minority Interest in Subsidiaries	**0**	**45**	**0**	**-**	**-**
Stockholders' Equity	**1,414**	**302**	**1,880**	**362**	**432**
TOTAL LIABILITIES AND EQUITY	**14,826**	**3,180**	**14,797**	**4,634**	**3,634**

Statement of Income [2] | 3rd Quarter of 2011

R$ million

	Consolidated Itaú BBA Int.	Consolidated Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Banco Itaú Paraguay
Operating Revenues	**126**	**99**	**135**	**134**	**88**
Financial Margin	79	61	77	74	64
Banking Service Fees and Income from Banking Charges	46	35	43	60	24
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	-	-	15	-	-
Other Operating Income	2	3	(0)	0	(0)
Loans and Retained Claims Losses net of Recovery	**4**	**(5)**	**(39)**	**(7)**	**(8)**
Expenses for Allowance for Loan Losses	4	(5)	(42)	(7)	(8)
Income from Recovery of Credits Written Off as Loss	-	1	6	0	-
Retained Claims	-	-	(2)	-	-
Operational Margin	**131**	**94**	**96**	**127**	**80**
Other Operating Income/(Expenses)	**(78)**	**(90)**	**(100)**	**(70)**	**(35)**
Non-interest Expenses	(83)	(90)	(101)	(70)	(35)
Selling Expenses From Insurance	-	-	1	-	-
Equity in Earnings of Affiliates and Other Investments	5	(0)	0	0	-
Operating Income	**52**	**5**	**(4)**	**57**	**46**
Non-operating Income	3	40	2	0	(1)
Income before Tax and Profit Sharing	**56**	**44**	**(2)**	**57**	**44**
Income Tax and Social Contribution	**(18)**	**(5)**	**3**	**(9)**	**(5)**
Profit Sharing	**(1)**	**-**	**-**	**-**	**-**
Minority Interests in Subsidiaries	**0**	**(7)**	**(0)**	**-**	**-**
Recurring Net Income	**36**	**32**	**1**	**48**	**39**
Return on Average Equity – Annualized	10.6%	51.8%	0.1%	57.9%	37.7%
Return on Average Assets – Annualized	1.1%	4.4%	0.0%	4.6%	4.9%
Efficiency Ratio	65.6%	90.4%	74.0%	52.2%	39.1%

(1) Includes corporate and investment banking in Europe and private banking in Luxembourg, Switzerland, Miami and Caribbean; (2) Does not include foreign branches.

Management Discussion & Analysis — Itaú Unibanco Holding S.A. 55

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 56

pwc

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiaries (consolidated) as of December 31, 2011, on which we issued an unqualified opinion dated February 6, 2012, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion & Analysis report of Itaú Unibanco Holding S.A. and its subsidiaries for the year ended December 31, 2011.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion & Analysis report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2011, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, February 6, 2012

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005
T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

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Management Discussion & Analysis Itaú Unibanco Holding S.A. 58

Itaú
Itaú
Itaú

December 31, 2011

Complete Financial Statements

Itaú Unibanco Holding S.A.

MANAGEMENT REPORT – 2011

To our Stockholders:

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for 2011, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP) and the National Council of Private Insurance (CNSP).

1)	Highlights

The total value added of Itaú Unibanco, which shows the wealth generated for the community, reached R$ 36.8 billion in 2011, and is distributed as follows: 32.6% to the employees, 33.2% in profit reinvestment, 23.0% in taxes, fees and contributions, 8.7% in compensation to its stockholders and 2.5% as return on third parties’ assets.

For the eight consecutive time, the Itaú brand was recognized as the most valuable in Brazil by Interbrand consulting company, a pioneer in the development of the brand valuation method, being valued at R$ 24.3 billion, 18% higher than that posted in 2010 and 130% higher than in 2008 (year of the Itaú and Unibanco merger).

At December 31, 2011, Itaú Unibanco was ranked as the eight largest bank in the world based on the market value criterion (R$ 152.8 billion), according to the Bloomberg ranking. At the end of 2010, the Bank occupied the tenth position in this ranking.

Itaú Unibanco continued, for the seventh consecutive year, in the group of companies selected to make up the portfolio of the Business Sustainability Index of BM&FBovespa (ISE) in the 2012 review. Additionally, Itaúsa, one of the parent companies of Itaú Unibanco, was also included in ISE for the fifth year, and Redecard, a company controlled by Itaú Unibanco was chosen for the third year in a row.

In 2011, several campaign films, in addition to tutorials focused on the Responsible Use of Money, were disseminated with great echo in the social Networks; together they generaterd over 20 million views. Itaú Unibanco is currently on Facebook (facebook.com/itau), on Youtube (youtube.com/bancoitau) and Twitter (twitter.com/itau) and after less than 5 months on the web, the Fanpage (page) of Itaú Unibanco on Facebook exceeded 730 thousand fans, being the leader in number of followers in the whole category. Itaú still holds the leadership on Twitter, where it has over 80 thousand followers in all its profiles.

The remodeling process in the retail service network, based on the new relationship model with clients, which reviews concepts of service and layouts, reached the total of 1,500 units remodeled at the end of 2011, of which 440 were remodeled in 2011.

The expansion of Itaú Uniclass service in the retail network, started in September 2011, exceeded 1,300 branches and service centers (equivalent to 26% of the total network), which are now serving clients with dedicated managements, exclusive ATMs, revised credit limits, specialized advisory and management services over the phone in extended hours, totaling over 2,700 bank points of service. The Bank estimates that until the end of the first quarter of 2012 it will implement the Itaú Uniclass service in over 1,500 points of sale, almost reaching the whole retail network.

After the completion of the integration of the Itaú and Unibanco branches in 2010, we implemented the “Efficiency Project”, which favors the budget management and matrix monitoring of costs and revenues, the establishment of targets for each business unit and the dissemination of a strong culture of operational efficiency. The principles of this project establish the detailed analysis of all result indicators, sharing of best practices and matrix control. This project enables us to set the challenge of reaching the efficiency ratio that measures the relationship between operating revenues and expenses, of 41% at the end of 2013.

1.1)	Corporate Events

In April, Itaú Unibanco Holding entered into an Agreement for Purchase and Sale of Shares with Carrefour Brazil in order to acquire 49% of Banco Carrefour for R$ 725 million. Banco Carrefour is the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and pension plan products and services in the distribution channels of Carrefour Brazil operated under the “Carrefour” brand in Brazil (electronic channels, hypermarkets and supermarkets). The completion of the transaction depends on the approval of the Central Bank of Brazil.

In December, the sale of our credit card processing operations to third parties, carried out by Orbitall, a credit card processing company, was announced. The sale was made to the Stefanini Group, a Brazilian company in the IT solutions sector. The completion of this operation is scheduled for the beginning of 2012. The integration of the activities carried out after the merger made the operation feasible, since Itaú Unibanco gained scale enough to process only its own cards from all companies of the group, with competitive edge and cost efficiency.

In Chile: 1) We entered into an agreement with Munita, Cruzat & Claro, one of the leaders in management of third parties’ wealth, for which organized a new company for joint development of this niche; 2) We completed the acquisition of the high net worth portfolio of HSBC bank, ranking Itaú as the leader in the segment, with a network of 84 branches in that country.

In October, we performed a 100-to-1 reverse split of common shares (ITUB3) and preferred shares (ITUB4) and a subsequent 1-to-100 split of shares, as approved by the Shareholders’ Meeting held on April 25. The purpose of the reverse split followed by the split was to bring more efficiency to the operating system of book-entry shares due to the elimination of amounts below 100 shares from the base.

In 2011, we acquired 40,970,900 preferred shares of own issue, in the total amount of R$ 1.3 billion at the average price of R$ 31.79 per share. The program for repurchase of shares was renewed for another year at the Board of Directors’ meeting held on October 31, 2011. This program establishes a repurchase limit of up to 56,700,000 preferred shares and 9,000,000 common shares.

2)  Economic Environment

2011 was marked by high volatility in the international scenario, particularly from August on. The perspective of growth in developed economies worsened, influenced by the need for major tax adjustments in the following quarters, particularly by the European economy. The private credit squeeze in the international markets, a reflection of the crisis, will also be a factor that restrains growth. In December, the European Central Bank provided liquidity for a three-year period for a large number of financial institutions, thus contributing to a certain short-term relief in the financial conditions of the region. In the United States, growth above expectations in the second half of 2011 was the positive surprise. China should post a moderate slowdown over the following quarters, but the country’s external position continues sound, family indebtedness is low and consumption continues with potential to grow.

In the domestic scenario, the trend towards slowdown in the economic activity was consolidated. This decrease is a consequence of the tax and monetary squeeze imposed from the end of 2010 to mid-2011, but it also reflects the recent deterioration of the global economic scenario. Expectations of consumers and entrepreneurs continue lower than those recorded in the recent past. Gross domestic product (GDP) for the fourth quarter of 2011 should post a small increase of approximately 0.2%, showing a modest recovery in relation to the stability noted in the previous quarter. Thus, the GDP annual growth estimated for 2011 is 2.7%, and the growth accumulated in the first three quarters is 3.2% when compared to the same period of 2010.

Inflation measured by IPCA was 6.5% at the end of 2011. The economic deceleration, less pressure on commodities prices and lower increase in administered items contribute to the perspective of lower inflation in 2012.

In this context, with more uncertainties about the foreign scenario and its possible impact on the domestic activity, the Central Bank of Brazil started a process to reduce the Selic rate in August 2011. At the end of 2011, the annual basic interest rate was 11.0%, as compared to 12.5% before the reduction cycle. In addition to the relaxation of the monetary policy, the government has adopted other instruments to stimulate the economy, including the reduction in IPI for the appliances segment, a decrease in capital requirement and in the IOF rates for certain loan operations.

The credit market posted a reduction in growth during 2011. 2011, new loans to individuals increased 4.4% in actual terms, as compared to same period of 2010 (after a 15.4% growth in 2010 when compared to 2009). In the corporate segment, loans granted grew 1.4% in 2011 when compared to 2010, a year in which there was a 2.5% expansion as compared to 2009. Total loans as a percentage of GDP reached 49.1% in December 2011, as compared to 45.2% in December 2010. Default over 90 days reached 5.5% in December, as compared to 4.5% at the end of 2010, influenced by the increase in the loan interest rate and smaller economic growth.

3)  Information and Indicators

The table below shows the main information and indicators of Itaú Unibanco in 2011 as compared to the previous year. The complete financial statements and the Management’s Discussion and Analysis Report, which present further details on the results for the period, are available on the Itaú Unibanco website: www.itau-unibanco.com.br/ri > Financial Information > Financial Statements > BRGAAP > 2011.

	Jan to Dec/11	Jan to Dec/10	Change (%)	4th Q/11	3rd Q/11	Change (%)
Statement of Income for the Period - R$ billion (1)
Gross income from financial operations	47.3	44.6	5.8%	8.8	7.6	16.7%
Expenses for allowance for loan losses	(19.9)	(15.7)	26.9%	(5.5)	(5.0)	9.7%
Income from recovery of credits written off as loss	5.5	4.2	30.4%	5.5	3.9	40.2%
Income from services, income from bank charges, and income from insurance, pension plan and capitalization	21.8	19.2	13.3%	5.9	5.5	7.4%
Personnel, administrative and other operating expenses	(31.8)	(29.3)	8.3%	(8.4)	(8.2)	2.3%
Income tax and social contribution	(3.7)	(5.5)	-32.8%	(1.5)	1.1	-239.3%
Recurring net income	14.6	13.0	12.4%	3.7	3.9	-4.9%
Net income	14.6	13.3	9.7%	3.7	3.8	-3.3%
Total dividends and interest on capital (net of taxes)	4.4	3.9	12.4%	2.3	0.7	228.6%
Shares – R$
Recurring net income per Share (2)	3.23	2.87	12.6%	0.83	0.87	-4.6%
Net income per share (2)	3.23	2.94	9.9%	0.82	0.84	-2.0%
Book value per share (2)	15.81	13.40	18.0%	15.81	15.12	4.6%
Number of outstanding shares – In thousands	4,514	4,544	-0.7%	4,514	4,512	0.0%
Dividends and interest on capital per share (net of taxes)	0.9727	0.8607	13.0%	0.5060	0.1648	207.0%
Price of preferred share (PN) (3)	33.85	39.53	-14.4%	33.85	29.09	16.4%
Price of preferred share (PN)/Net income	10.5	15.3	-31.4%	10.5	10.0	5.0%
Price of preferred share (PN)/Stockholders’ equity	2.1	2.7	-22.2%	2.1	1.9	10.5%
Market capitalization – R$ billion (4)(5)	152.8	179.6	-14.9%	152.8	131.3	16.4%

				Change (%)
	Dec 31 2011	Sep 30 2011	Dec 31 2010	Sep 30/11 to Dec 31 /11	Dec 31/10 to Dec 31 /11
Balance Sheet - R$
Total assets	851.3	837.0	751.4	1.7%	13.3%
Loan portfolio with endorsements and sureties	397.0	382.2	333.4	3.9%	19.1%
Free, raised and managed own assets	1,144.9	1,117.1	1,009.6	2.5%	13.4%
Subordinated debt	39.0	37.6	33.8	3.6%	15.2%
Stockholders’ equity	71.3	68.2	60.9	4.6%	17.2%
Referential equity (Financial Conglomerate)	92.6	88.1	78.7	5.0%	17.7%
Performance Indices (%)
Recurring return on average equity – annualized	22.3%	22.4%	23.5%	-0.1 p.p.	-1.2 p.p.
Return on average equity – annualized	22.3%	22.5%	24.1%	-0.2 p.p.	-1.8 p.p.
Return on average assets - annualized	1.8%	1.8%	2.0%	0.0 p.p	-0.2 p.p
Recurring return on average assets - annualized	1.8%	1.8%	2.0%	0.0 p.p	-0.2 p.p
Efficiency ratio (6)	47.7%	47.8%	49.1%	-0.1 p.p	-1.4 p.p
Basel ratio (financial conglomerate)	16.0%	15.1%	15.8%	0.9 p.p	0.2 p.p
Fixed assets ratio (financial conglomerate)	48.6%	49.8%	37.3%	-1.2 p.p	11.3 p.p
Significant Data
Employees of Conglomerate (individuals)	104,542	105,969	108,040	-1.3%	-3.2%
Employees Brazil (individuals)	98,258	99,820	102,316	-1.6%	-4.0%
Employees Abroad (Individuals)	6,284	6,149	5,724	2.2%	9.8%
Number of bank points of service	33,753	34,178	34,212	-1.2%	-1.3%
Number of branches (units)	4,072	4,005	3,967	1.7%	2.6%
Number of service centers (units)	912	943	944	-3.3%	-3.4%
Number of ATMs (units)	28,769	29,230	29,301	-1.6%	-1.8%

(1)	Excludes the non-recurring effects of each period.
(2)	Calculated based on the weighted average of the number of shares;
(3)	Calculated based on the average quotation of preferred shares on the last day of the period;
(4)	Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);
(5)	R$ 137.4 billion considering the closing quotation of common and preferred (ON and PN shares) multiplied by total outstanding shares of each type of shares.
(6)	Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

4) Performance

4.1) Income

Net income for 2011 amounted to R$ 14.6 billion, with an annualized return of 22.3% on average equity (24.1% in the previous year). Recurring net income was R$ 14.6 billion, with an annualized return of 22.3%. The increase of 5.8% in income from financial operations and 11.4% in income from services and bank charges in 2011, added to the control over personnel and administrative expenses, contributed to net income.

The efficiency ratio reached 47.7% in 2011, as compared to 49.1% achieved in 2010, a reduction of 1.4 percentage point as a result of the efforts started in 2010.

Itaú Unibanco paid or provided for its own taxes and contributions in the amount of R$ 14.5 billion in 2011. The Bank also withheld and passed on taxes in the amount of R$ 12.1 billion, which were directly levied on financial operations.

4.2) Assets

Consolidated assets totaled R$ 851.3 billion and consolidated stockholders’ equity totaled R$ 71.3 billion at December 31, 2011, with growth of 13.3% and 17.2% in the last 12 months, respectively.

The diversification of Itaú Unibanco's business is reflected in the composition of its funding and loan portfolio, reducing risks to specific segments, as follows:

4.2.1) Funding

Free, raised and managed assets totaled R$ 1.1 trillion at December 31, 2011, a 13.4% growth as compared to December 31, 2010. Of this total, 41.7% refer to investment funds, managed portfolios and technical provisions for insurance, pension plan and capitalization, 34.0% to deposits and debentures and funding from bills, and 24.3% to own assets, other funding and real state.

At the end of 2011, the balance of managed assets was R$ 403.9 billion, a 11.0% increase as compared to the previous year.

4.2.2) Loan Portfolio and Default

At December 31, 2011, the loan portfolio, including endorsements and sureties, reached R$ 397.0 billion, an increase of 19.1% as compared to December 31, 2010.

Individuals Segment – In Brazil, loans to individuals reached R$ 147.6 billion, 18.0% higher than that posted at December 31, 2010. Highlights:

•	Mortgage loan reached R$ 13.5 billion, a growth of 66.7% as compared to the end of 2010. The offer of mortgage loan is marketed by the network of branches, development companies, real estate agencies and partnerships, such as with Lopes (LPS Brasil – Consultoria de Imóveis S.A.) and Coelho da Fonseca Empreendimentos Ltda.

•	Products such as credit cards, personal loans and payroll advances posted growth of 18.0%, 50.7% and 38.5% respectively, when compared to December 31, 2010.

•	As a leader in the vehicle financing segment, Itaú Unibanco reached a balance of R$ 60.1 billion in the loan portfolio at December 31, 2011. New vehicle leasing and financing granted totaled R$ 7.3 billion. Financing, lease and Finame operations for heavy vehicles reached a balance of R$ 8.4 billion at December 31, 2011.

Our loan portfolio for Mercosur operations (Argentina, Chile, Uruguay, and Paraguay) posted a growth of 28.5% as compared to December 31, 2010, reaching a balance of R$ 6.4 billion.

Corporate Segment – In Brazil, our portfolio of credit to companies reached R$ 228.8 billion at December 31, 2011, posting a growth of 17.9% in relation to December 31, 2010, as follows:

•	The loan portfolio and joint obligations of Itaú BBA, through which we serve companies with revenue over R$ 150 million, reached the amount of R$ 139.9 billion, a 21.3% increase as compared to December 2010. Foreign trade financing posted a growth of 46.8%, as compared to December 2010.

•	The very small, small and middle market company segment, which serves companies with annual revenue of up to 150 million, posted a balance for its loan portfolio, including endorsements and sureties, of R$ 88.9 billion at December 31, 2011, a 13.0% increase as compared to December 31, 2010.

In Chile, Argentina, Uruguay and Paraguay, loan operations to companies amounted to R$ 14.2 billion at December 31, 2011, 51.7% growth when compared to December 2010.

Default - Total default rate, considering the balance of transactions overdue for over 90 days reached 4.9% at December 31, 2011, posting a 0.7% increase as compared to December 2010. The default rate of the loans to individuals portfolio reached 6.6% in the year and reached 3.5% for the loans to companies portfolio at the end of December 2011.

4.2.3) Capital Strength

Based on the assessment of Moodys, Standard & Poors and Fitch Ratings, the bank and its subsidiaries hold the best ratings in the Brazilian Market. In 2011, the bank achieved an improvement in the rating of Long-Term Deposits in Foreign Currency from Baa2 to Baa1 from Moodys.

The basel ratio was 16.0% at the end of December 2011, showing the strength of the bank’s capital base. In 2011, we issued subordinated financial bills in the amount of R$ 7.4 billion, a significant increase in the capital base. Of this total, R$ 2.0 billion correspond to new funds. The bank also carried out new placements of subordinate debt tier II in the total amount of US$ 750 million.

5) Business

Commercial Bank – This segment offers banking products and services to a diversified client base, including individuals and companies. The segment includes retail clients, high income clients, high net worth clients (private bank) and very small, small and mid-sized companies.

At the end of 2011 we had 4,984 bank points of service, including regular branches and service centers (Postos de Atendimento Bancário - PAB), a growth of 105 branches in the one-year period.

In the Private Bank segment, Itaú Unibanco is the largest bank in Latin America and remains the absolute leader in the Brazilian market, with over 25% of market share, according to ANBIMA, by providing services to over 5,500 economic groups.

In the Assets Under Administration segment, in which Privatization Funds, Fixed Income, Equities Funds, Investment Clubs and Clients’ and the Group’s Portfolios are managed in Brazil and abroad, Itaú Unibanco has a 19.7% market share and ranks second in the global administration ranking, according to ANBIMA.

In the Solutions for Capital Markets area, the bank is leader in custody services and asset bookkeeping, providing services to 63.0% of the companies listed in the BM&FBovespa, and also offers solutions to companies, as follows: the fiduciary administration of investment funds and acting as guarantee agent.

Insurance, Life, Pension Plan and Capitalization –The operations in these businesses in terms of volume of revenue from premiums, social security contributions and capitalization certificates reached R$ 19.0 billion in 2011, and the technical provisions totaled R$ 73.8 billion at the end of December 2011, including foreign operations.

Noteworthy is that Itaú Unibanco holds 30% of capital of the Porto Seguro Group, the insurance company leading the residence and automobile insurance segment in Brazil.

Activities abroad - Itaú Unibanco is present in 18 countries, besides Brazil. In South America, we have operations in Argentina, Chile, Uruguay and Paraguay, focusing on commercial bank activities, both in banking retail and companies. Additionally, we have operations in Europe (Portugal, United Kingdom, Luxembourg and Switzerland), in the United States (Miami and New York), Middle East (Dubai) and in Asia (Hong Kong, Shangai and Tokyo), principally representing operations with institutional clients, corporate and private banking. In 2011, these businesses recorded recurring net income of R$ 2,559 million, with total assets of R$ 162.1 billion at December 31, 2011.

Itaú Unibanco started operations in Switzerland through Banco Itaú Suisse, located in Zurich. The main focus of this operation is to provide services to private segment clients, both Brazilian and Latin American, which globally seek other investment opportunities.

In November 2011, Itaú BBA was authorized by the Central Bank of Brazil to structure its Wholesale and Investments Bank operation in Colombia. The start of the operation is still pending approval by the local regulatory bodies. Itaú BBA’s target market is composed of institutional investors and large companies present in Brazil. The products portfolio will include loan operations, foreign trade financing, foreign exchange and derivatives, and investment bank activities, such as advisory to mergers and acquisitions and access to capital markets. This action is one more significant step towards the process of expanding the wholesale and investment bank’s operations abroad and strengthens our operation in Latin America.

Consumer Credit - Itaú Unibanco, the leader in the consumer credit segment in Brazil, by means of Itaucard, Hipercard, and partnerships, offers a wide range of products to accountholders and non-accountholder clients, originated in proprietary channels and through partnerships with companies that have outstanding performance in the markets they are engaged. In 2011, the total transaction amount reached R$ 154.2 billion, a 20.3% increase in relation to the previous year.

The segment has recently reached a volume of 1 million credit cards issued in other countries of Latin America. Operating in the Southern Cone, it is the leader in the credit cards segment in Paraguay and Uruguay, and it is the fourth largest one in Chile and it is also present in Argentina and Mexico.

Redecard, the company in which Itaú Unibanco holds a 50% interest, recorded net income of R$ 1,404.3 million in 2011, with a 7.3% increase in banking service fees as compared to 2010.

Itaú BBA – In the investment banking area, we kept our distinguished performance this year, in spite of the downturn of the economy. We highlight the following:

•	In variable income, Itaú BBA was the underwriter of 19 out of 23 public offerings, which totaled R$ 13.5 billion and accounted for 83% of total transactions and 87% of the financial volume issued, consolidating its leading position in this market, in accordance with the Brazilian Financial and Capital Markets Association (ANBIMA) ranking of November 2011. It also provided financial advisory to 38 merger and acquisitions operations and closed the period in the second position in the Thomson ranking for volume, thus accumulating a total of US$ 22.8 billion in 2011.

•	In the fixed income area, Itaú BBA took part in operations of debentures, promissory notes and securitization, that totaled R$ 15.1 billion. In the ANBIMA ranking for distribution of fixed income, Itaú BBA remained first, with a 29% market share. In international issues of fixed income, Itaú BBA acted as the joint bookrunner of offerings, with a total volume of US$ 3.1 billion, reaching the second place in quantity in the Bloomberg ranking of Capital Markets Brazilian Companies Issues for December 2011.

•	Also noteworthy is that Itaú BBA is the leading investment bank in revenues in Brazil, according to Dealogic (global and regional investment banking platform). It was the first time a Brazilian bank reached leadership in this ranking.

We highlight the following operations in Wholesale banking:

•	In Derivatives, Itaú BBA reached leadership in CETIP (Clearing House for the Custody and Financial Settlement of Securities) in over-the-counter derivative operations with companies. The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients.

•	During 2011, the Project Finance area carried out 71 projects, which totaled R$ 87.1 billion in investments.

•	The Cash Management area of Itaú BBA recorded a 28% increase in transacted volumes in the period from January to December 2011, as compared to the same period in 2010.

•	During 2011, Itaú Corretora intermediated at BM&Bovespa a volume of R$ 191.4 billion with individual, institutional investors, corporate and foreign customers. In this period, Itaú Corretora was ranked fifth among the brokerage companies, with a 5.9% market share. In futures market, Itaú Corretora closed 2011 with a 7.9% market share, with R$ 100.7 million traded contracts, a volume 21.4% higher than in 2010.

6) People

Itaú Unibanco employed approximately 105 thousand people at the end of December 2011, including approximately 6 thousand employees in foreign units. In 2011, 15,185 employees were hired, of which 1,474 were interns, through external recruiting, aiming at meeting the business expansion and turnover requirements. Aiming at promoting the recognition of its professionals, Itaú Unibanco reallocated internally 7,932 employees in 2011, through internal vacancies, and 1,656 employees were relocated by means of the Relocation Center in this period.

The employees’ fixed compensation plus charges and benefits totaled R$ 11.0 billion in 2011. Welfare benefits granted to employees and their dependants totaled R$ 2.0 billion. Additionally, over R$ 258 million were invested in training programs during the period.

Giving continuity to the efforts to disseminate a strong meritocratic culture, in 2011 Itaú Unibanco turned its attention towards an issue fundamentally decisive for the success of institutions: the increasing widespread practice of meritocracy. Leading people, by recognizing them according to their relative performance, is the fundamental concept for deepening meritocracy in the Bank.

“Fale Francamente” (Speak Frankly) is the annual organizational climate survey conducted by Itaú Unibanco with its employees. Conducted in August 2011, with the participation and voluntary response of 89% of employees in Brazil, the survey turned out a 75% satisfaction rate in relation to the company and 83% in relation to managers, which represented an increase in the satisfaction level as compared to the survey undertaken in 2010 (69% - company and 73% - managers).

Itaú Unibanco was considered one of the “150 Great Places to Work”, of the Você S.A/Exame magazine (in partnership with Fundação Instituto de Administração) and is among the “100 Great Companies to Work” of Época magazine (in partnership with Great Place to Work). In addition, the bank was a Highlight in HR in the survey conducted by Você S.A/Exame magazine and the second most wanted by professionals (the most wanted among the banks), besides being the one with the highest number of new hires, according to Época magazine.

7) Sustainability and Corporate Governance

During 2011, Itaú Unibanco promoted an intense process of reflection on its sustainability strategy, involving top management, the different business areas and representatives of its stakeholders. This process has provided input for defining what sustainable performance is for the bank: generating shared value for employees, clients, stockholders and the society, by ensuring business continuity.

Three priority operational issues in business sustainability were also defined: Financial Education, Social and Environmental Risks and Opportunities, and Dialogue and Transparency, which have consolidated Itaú Unibanco’s initiatives since 2009, to disseminate business sustainability.

Itaú Unibanco was selected for the 12th consecutive year to make up the Dow Jones Sustainability World Index (DJSI), portfolio, the main sustainability index in the world, in its 2011/2012 review. It is the only Latin America bank to take part in the index since its creation. Itaúsa – Investimentos Itaú S.A., ranked for the fifth consecutive year as the leader in the financial services sector, and Redecard S.A. (present in three consecutive years), a company controlled by Itaú Unibanco Holding S.A., are also in this review of the index.

The Tatuapé Administrative Center was awarded the ISO 14001 certification, an international standard for environmental management that establishes requirements specific for management of environmental impact and safety of people. The ISO 14001 was implemented through a number of stages, from the designing of an Environmental management system to the regularization of processes and documentation to ensure operational efficiency and minimize environmental impacts.

Itaú Unibanco was elected, for the seventh time, one of the 20 role model companies in sustainability by the Guia Exame de Sustentabilidade (Sustainability Exame Guide), in its 12th review. The recognition by Exame magazine was mainly due to the social and environmental impact analysis made for companies requesting financing to the bank. This policy includes the assessment of social and environmental risks and opportunities to the developments.

In October we launched two more funds with quotas traded in stock exchanges, the so-called ETFs (Exchange Trade Funds) based on Socially Responsible Investments. These are ISE (Bovespa Corporate Sustainability Index) and IGTC (Corporate Governance Trade Index) funds, which will now make up the bank’s ETF family under the “It Now” brand.

In August 2011, we adhered to the Abrasca Code of Self-Regulation and Good Practices of Publicly-Held Companies, which establishes rules and recommendations of best corporate governance practices in place in Brazil and abroad. The adherence to this code is voluntary and evidences our commitment to the development of the Brazilian capital markets.

Strengthening Itaú Unibanco’s commitment to transparency and communication with the market, in 2011 we held 22 public meetings (APIMEC) and 8 teleconferences with investors, and capital markets professionals, among others. A total of over 4,300 people attended the events in person or via internet. Also in 2011, we attended 13 financial education events (Expo Money), which counted on approximately 50,000 participants. In addition, Itaú Unibanco attended 26 conferences and road shows abroad, which helps to strengthen the relationship with stockholders, analysts and investors.

8) Social and Cultural Investments

In 2011, Itaú Unibanco carried out significant social and cultural investments, always strengthening its purpose to be a transformation agent. It mainly had a leading role in significant transformations for the improvement of people and the country, with priority focus on quality education and the development of critical awareness, by taking part in significant issues for society that directly or indirectly impact its business sustainability.

Itaú Unibanco’s social and cultural investments reached the approximate amount of R$ 293.8 million in 2011, noteworthy were the investments in education and culture that reached the amount of R$ 184.2 million.

Fundação Itaú Social was the only Brazilian institution invited to attend the Innovation Fair at the annual meeting of the Economic and Social Council of the United Nations, held in July in Geneva, Switzerland. This event was attended by 600 participants from all around the world. Education, the chosen theme for this year, has encouraged the discussion of experiences that help to maintain and expedite the achievement of the Millennium Development Goals and the Education for All agenda, commitments assumed by the United Nations Organization. In the domestic arena, Fundação Itaú Social and Cenpec were the only civil society organizations invited by the Ministry of Education to discuss the issue of “Increasing school hours X Increasing school days” in the year.

In September 2011, Fundação Itaú Social launched a national campaign to encourage reading among children up to six years old. The initiative is one of the “Itaú Criança” (Itaú Child) program actions, which purpose is to contribute to high quality education, a fundamental right of all children and adolescents. Four thousand “Bibliotecas Itaú Criança” (Itaú Child libraries) will be made available, including 100 titles carefully selected for children, teenagers and adults, totaling 400 thousand books to be distributed to the organizations where these actions will take place.

The ninth review of the Itaú-Unicef Award, an initiative to encourage full-time education experiences in Brazil, beat the record of projects enrolled in the country: 2,922. The organizations in charge for the four local winning projects (very small, small, middle-size and large) were awarded prizes in the regional leg, whereas the great national winner was the Projeto Verde Vida, from the city of Crato, state of Ceará - CE.

Instituto Unibanco entered into a partnership with the Ministry of Education (MEC) and the Department of Strategic Affairs of the Presidency of the Republic (SAE) to incorporate the “Jovem de Futuro” (youth with a future) program into a federal public policy for six States, by establishing an official channel of financial support to public middle schools. This initiative is expected to benefit middle school students in 4,117 schools in Brazil in the upcoming three years.

In 2011, Itaú Cultural was attended by over 200 thousand visitors in its headquarters. The virtual attendance at the institute’s website totaled 12.7 million single hits. 369 events were developed, and 20 products were launched. Out of this number, 23,470 were distributed. In the “Rumos” (directions) program, 2,891 projects were enrolled in the Visual arts, education, culture and arts and cultural journalism call notices. Out of this number, 79 were selected. The Institute has assumed the management of the Auditorium Ibirapuera, by way of a public invitation process of the Municipality of São Paulo. In the next five years, it will be the manager of the Auditorium in connection with the maintenance of this architectural heritage designed by Mr. Oscar Niemeyer, its arts program, and the “Escola de Música” (music school activities). From October to December 2011, 34 events gathering approximately 70 thousand people were held.

In the period, the Institute entered into agreements with 12 new TV stations, closing the year with 193 partner stations (education, public, legislative, community, and university ones). Regarding radio stations, the Institute closed the year with 169 new partners.

The Bank’s collections were housed by way of 14 exhibits: “Coleção Brasiliana Itaú” (Itaú Brasiliana collection) (Fortaleza, Brasília and Curitiba), “Fotografias Modernistas” (Modernist pictures) (Belém, Paraguay and Mexico City), “Brasiliana Fauna e Flora” (Brazilian fauna and flora) (Chile, Argentina, Uruguay and Paraguay), “O Egito Sob o Olhar de Napoleão” (Egypt through Napoleon’s eyes) (Espaço Memória), “Arte Cibernética – Acervo de Arte e Tecnologia” (Cyber arts – arts and technology collection) of Itaú Cultural (Porto Alegre) and “1911-2011 Arte Brasileira e Depois” (1911 – 2011 Brazilian arts and later), in the Itaú Collection (Belo Horizonte and Rio de Janeiro). Together, these events totaled over 320 thousand visitors by the end of 2011.

Itaú Unibanco’s investments in Itaú Cultural, by way of article 26 of the Rouanet law, amounted to R$ 29.7 million, in addition to R$ 23.6 million from funds without counting on the incentives provided through this law. Accordingly, the total invested in the Institute in the year was R$ 53.3 million.

The Itaú Unibanco Group also invested R$ 54.8 million in other projects through the Rouanet law. These funds were invested in 66 projects in eight states.

By way of the incentive-to-sports law, Itaú Unibanco invested R$ 12 million, shared into 13 high performance sports, educational sports, and participation and leisure projects, in 12 Brazilian states.

9) Awards and Recognition

Major awards and recognitions granted to Itaú Unibanco Holding S.A. in 2011:

•	Bank of the Year 2011 – Bank of the Year in Brazil and Latin America, organized by The Banker magazine, this award is deemed as one of the most prestigious in the global banking calendar. The winners are chosen by judging commissions independent from the magazine, which evaluate the following criteria: meeting the clients’ needs, complexity of operations, innovation capacity and performance;

•	Itaú Unibanco was elected the World’s Most Sustainable Bank in the 2011 FT/IFC Sustainable Finance Awards, granted by the British newspaper Financial Times and the International Finance Corporation (IFC), the financial institution of the World Bank;

•	Safest Emerging Market Banks, by Global Finance magazine. The magazine ranked the 10 Safest Emerging Market Banks in Latin America, and Itaú Unibanco was the best ranked Brazilian bank;

•	Private Banker International Awards 2011 - Outstanding Private Banking in Latin America. Hosted by British magazine “Private Banker International”, it recognizes the best organizations in the financial industry;

•	Global Private Banking Awards - Best Private Bank in Brazil and Latin America. This award, granted since 2009, is aimed at gathering quantitative and qualitative information from private banks with the purpose of making them stand out for the excellence of operations. The two publications that organized the award belong to the Financial Times group;

•	As Empresas de Maior Prestígio no Brasil (the most prestigious companies in Brazil). Organized every year by Época Negócios magazine, Itaú Unibanco ranked among the 15 most prestigious companies in Brazil;

•	As Marcas Mais Valiosas no Brasil (the most valuable brands in Brazil), the Itaú brand was deemed the second most valuable brand in the Brazilian market, and it was ranked the first among banks, according to the ranking prepared by Brand Analytics. This analysis assessed 200 brands of 150 companies operating in the country. The market survey comprised over 14.5 thousand interviews with end customers in 37 categories and 30 interviews with market analysts from investment banks;

•	BrandZ Top 100 Most Valuable Global Brands 2011, the Itaú brand was included for the first time in the global brands ranking organized by Millward Brown Optimor. Itaú ranks 90th in the general ranking and is the first among the brands of Latin American financial institutions, with a 29% growth in its brand value in the 2010-2011 comparative analysis.

•	As Empresas Mais Admiradas no Brasil (the most admired companies in Brazil), organized by Carta Capital magazine, Itaú Unibanco was the winner in the Retail banking category, and is the sixth most admired company in Brazil. Mr. Roberto Setubal, in turn, was chosen as the fifth most admired executive;

•	IR Magazine Brazil Awards 2011, granted by IR Magazine, a global publication about investor relations. Itaú Unibanco won the Grand Prix category with the best investor relations program, considering companies with market capitalization above R$ 3 billion;

•	Itaú Unibanco leads the ranking "The 25 Best Banks in Latin America”, published yearly by the AméricaEconomia magazine;

•	Top of Mind in the banks category, in accordance with a survey conducted by ABA (Brazilian Advertisers Association) in partnership with Consultoria TopBrands. Itaú Unibanco was recognized for the third consecutive year;

•	Top 1000 World Banks ranking, according to “The Banker” British magazine. Itaú Unibanco ranked first among the Brazilian financial institutions. In the global bank general rank, Itaú Unibanco occupies the 34th position;

•	As Melhores da Dinheiro (The Best of Dinheiro), sponsored by “Isto é Dinheiro” magazine, elects the companies excelling in each sector every year. Itaú Unibanco received the award in the Best Corporate Governance category in the banking sector;

•	Best Investment Bank for Brazil, granted to Itaú BBA by “Latin Finance”, one of the most important publications about corporate finance in Latin America. This award assesses and recognizes the excellence of financial institutions in banking services, products and investments;

•	The Institutional Investor magazine elected Itaú BBA’s team, for the second consecutive year, as the best research team in Brazil, and for the first time as the best sales team in Latin America;

•	“The Institutional Investor” magazine elected Itaú Unibanco and its Investor Relations team as the best in the financial banking and services sector in five out of eight awards divided into four categories assessed in the Latin America Investor Relations Perception survey;

•	Prêmio Intangíveis Brasil (PIB – Brazil Intangibles Award), according to Group Padrão / DOM Strategy Partners, Itaú Unibanco was the winner in the Corporate Governance category;

•	Banker of the Year (Roberto Setubal), by “Euromoney Awards for Excellence”, granted by “Euromoney” magazine, one of the most important financial sector publications in the world. This is the first time the Chief Executive Officer of an emerging market institution is granted this award.

•	Best “Cash Manager Brasil” to Itaú BBA by Euromoney magazine;

•	“Deal of the Year 2011 (Américas)” by “Project Finance International” with the operation by Itaú BBA.

10) Independent Auditors – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to December 2011, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	February 02, 2011 – Service agreement related to the analysis of the accounting recording process by the Treasury flow desk of the Itaú Unibanco Financial Group - Itaú Unibanco Holding S.A – Brazil;

•	March 17, 2011 – Advisory service agreement related to tax effects generated in Banco Itaú Chile – Banco Itaú Chile S.A - Chile;

•	March 28, 2011 – Attendance in the training in the QI/FATCA course - Module 3 Critical Customer Groups – Banco Itaú Europa Luxembourg S.A - Luxembourg;

•	April 5, 2011 – Professional service agreement related to the improvement of knowledge of our internal auditors regarding the practices and recommendations for the performance of the internal audit activity (THE IIA The Institute of Internal Audit) – Redecard S.A – Brazil;

•	May 13, 2011 – Attendance in the training course Finance: Consolidation of Accounts - Banco Itaú BBA International S.A.– Portugal;

•	May 18, 2011 – Consulting service agreement in the Asset Management International project to obtain the GIPS (Global Investment Performance Standards) certification for investment funds - Itaú USA Asset Management Inc. – United States of America;

•	June 9 and July 11, 2011 – License for using an electronic library of international accounting standards (Comperio) – Banco Itaú Europa International – Untied States of America; Itaú Unibanco S.A. and Itaú Unibanco Holding S.A.– Brazil;

•	August 1, 2011 – Agreement for the acquisition of macroeconomic project in reports and presentations on the progress of the national, regional and global economy offered by Club Económico – Banco Itaú Paraguay S.A.– Paraguay;

•	August 11, 2011 – Agreement for the extension of review services of aspects related to the Business Continuity Program of Banco Itaú BBA – Banco Itaú BBA S.A.– Brazil;

•	September 6, 2011 – Service agreement for the review of documents to be submitted to the Financial Services Authority – FSA – to open its subsidiary in the United Kingdom – Banco Itaú BBA International S.A.– Portugal;

•	September 15, 2011 – Service agreement related to the assessment of regulatory aspects of transfer of Banco Itaú Suisse’s trading desk.– Banco Itaú Suisse S.A.– Switzerland;

•	October 3, 2011 – Service agreement related to the assessment of requirements for the Federal Branch Charter defined by the Regulation K of the Federal Reserve and by the Office of the Comptroller of the Currency.– Banco Itaú Europa International – Miami;

•	February 10, 2011 and December 1, 2011 – Service agreement for the limited assurance of the data of the inventory of greenhouse gas emission – Itaú Unibanco Holding– Brazil;

•	December 8 – Service agreement for the review of documents to be submitted to the Financial Services Authority – FSA – to open its subsidiary in the United Kingdom – Banco Itaú BBA International S.A.– Portugal;

•	August 30 and December 19, 2011 – Participation in the salary survey called Encuesta Financiera de Remuneraciones y Beneficios – Banco Itaú Paraguay S.A.– Paraguay; OCA S.A.– Uruguay.

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

11) Circular No. 3,068/01 of BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3,1 billion, corresponding to only 1,7% of total securities held.

ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of February 06, 2012).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALCIDES LOPES TÁPIAS	CAIO IBRAHIM DAVID
ALFREDO EGYDIO SETUBAL	CLAUDIA POLITANSKI
CANDIDO BOTELHO BRACHER	MARCOS DE BARROS LISBOA
FERNANDO ROBERTO MOREIRA SALLES	RICARDO BALDIN
FRANCISCO EDUARDO DE ALMEIDA PINTO	SÉRGIO RIBEIRO DA COSTA WERLANG
GUSTAVO JORGE LABOISSIÈRE LOYOLA
HENRI PENCHAS
ISRAEL VAINBOIM	Directors
PEDRO LUIZ BODIN DE MORAES	CARLOS EDUARDO DE SOUZA LARA
RICARDO VILLELA MARINO	EDUARDO HIROYUKI MIYAKI
EMERSON MACEDO BORTOLOTO
JACKSON RICARDO GOMES
AUDIT COMMITTEE	MARCO ANTONIO ANTUNES
President	RODRIGO LUÍS ROSA COUTO
GUSTAVO JORGE LABOISSIÈRE LOYOLA	ROGÉRIO PAULO CALDERÓN PERES

Members
ALKIMAR RIBEIRO MOURA	(*) Investor Relations Director
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
ARTEMIO BERTHOLINI	CARLOS ANDRÉ HERMESINDO DA SILVA
CRC - 1SP281528/O-1

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
ROBERTO EGYDIO SETUBAL	FABIO DI PACE MENEZES
FERNANDO DELLA TORRE CHAGAS
Executive Vice-Presidents	FERNANDO JOSÉ COSTA TELES
ALEXANDRE DE BARROS	GILBERTO TRAZZI CANTERAS
ALFREDO EGYDIO SETUBAL	HENRIQUE PINTO ECHENIQUE
JOSÉ CASTRO ARAÚJO RUDGE	HENRIQUE RUTHER
JOSÉ ROBERTO HAYM	IBRAHIM JOSÉ JAMHOUR
LUÍS OTAVIO MATIAS	JACKSON RICARDO GOMES
MÁRCIO DE ANDRADE SCHETTINI	JASON PETER CRAUFORD
MARCO AMBROGIO CRESPI BONOMI	JEAN MARTIN SIGRIST JÚNIOR
MARCOS DE BARROS LISBOA	JOÃO ANTONIO DANTAS BEZERRA LEITE
RICARDO VILLELA MARINO	JOÃO LUIZ DE MEDEIROS
SÉRGIO RIBEIRO DA COSTA WERLANG	JORGE LUIZ VIEGAS RAMALHO
JOSÉ VIRGILIO VITA NETO
Executive Directors	LEILA CRISTIANE BARBOZA BRAGA DE MELO
ANDRÉ SAPOZNIK	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
CAIO IBRAHIM DAVID	LUIS TADEU MANTOVANI SASSI
CARLOS EDUARDO MONICO	LUIZ ANTONIO NOGUEIRA DE FRANÇA
CELSO SCARAMUZZA	LUIZ EDUARDO LOUREIRO VELOSO
CLAUDIA POLITANSKI	LUIZ FERNANDO OLIVEIRA BARRICHELO
DEMOSTHENES MADUREIRA DE PINHO NETO	LUIZ SEVERIANO RIBEIRO
FERNANDO MARSELLA CHACON RUIZ	MARCELO BOOCK
LUÍS ANTONIO RODRIGUES	MARCELO LUIS ORTICELLI
OSVALDO DO NASCIMENTO	MARCO ANTONIO ANTUNES
MARCO ANTONIO SUDANO
MARCOS ANTÔNIO VAZ DE MAGALHÃES
Directors	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ADRIANO BRITO DA COSTA LIMA	MARCOS SILVA MASSUKADO
ALBERTO FERNANDES	MARCOS VANDERLEI BELINI FERREIRA
ANA CARLA ABRÃO COSTA	MARIO LUIZ AMABILE
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	MESSIAS DOS SANTOS ESTEVES (*)
ANTONIO CARLOS AZZI JÚNIOR	NATACHA LITVINOV
ANTONIO CARLOS RICHECKI RIBEIRO	OSMAR MARCHINI
ARNALDO PEREIRA PINTO	OSVALDO JOSÉ DAL FABBRO
AURÉLIO JOSÉ DA SILVA PORTELLA	PAULO EIKIEVICIUS CORCHAKI
CARLOS AUGUSTO DE OLIVEIRA	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS EDUARDO DE CASTRO	RENATA HELENA DE OLIVEIRA TUBINI
CARLOS EDUARDO DE SOUZA LARA	RENÊ MARCELO GONÇALVES
CARLOS EDUARDO MACCARIELLO	RICARDO LIMA SOARES
CARLOS EDUARDO PEREIRA TEIXEIRA	RICARDO ORLANDO
CARLOS HENRIQUE DONEGÁ AIDAR	RICARDO RIBEIRO MANDACARU GUERRA
CARLOS ORESTES VANZO	RICARDO URQUIJO LAZCANO
CESAR PADOVAN	ROBERTO FERNANDO VICENTE
CÍCERO MARCUS DE ARAÚJO	ROBERTO MASSARU NISHIKAWA
CLAUDIO CÉSAR SANCHES	RODOLFO HENRIQUE FISCHER
CLAUDIO JOSÉ COUTINHO ARROMATTE	ROGERIO CARVALHO BRAGA
COSMO FALCO	ROGÉRIO PAULO CALDERÓN PERES
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROMILDO GONÇALVES VALENTE
CRISTINA CESTARI SPADA	ROONEY SILVA
DANIEL LUIZ GLEIZER	SERGIO GUILLINET FAJERMAN
EDILSON PEREIRA JARDIM	SERGIO SOUZA FERNANDES JÚNIOR
ERNESTO ANTUNES DE CARVALHO	VILMAR LIMA CARREIRO
WAGNER BETTINI SANCHES

(*) elected at the ESM of 12/30/2011 – Awaiting BACEN approval

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ADRIANO LIMA BORGES
Chairman	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ROBERTO EGYDIO SETUBAL	ALEXANDRE ENRICO SILVA FIGLIOLINO
ÁLVARO DE ALVARENGA FREIRE PIMENTEL
Vice-Chairmen	ANDRÉ CARVALHO WHYTE GAILEY
FERNÃO CARLOS BOTELHO BRACHER	ANDRÉ DEL BEL CURY
PEDRO MOREIRA SALLES	ANDRÉ FERRARI
ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
Members	ANTONIO SANCHEZ JUNIOR
ALFREDO EGYDIO SETUBAL	EDUARDO CARDOSO ARMONIA
ANTONIO CARLOS BARBOSA DE OLIVEIRA	EDUARDO CORSETTI
CANDIDO BOTELHO BRACHER	EMERSON SAVI JUNQUEIRA
EDUARDO MAZZILLI DE VASSIMON	FABIO MASSASHI OKUMURA
HENRI PENCHAS	FERNANDO HENRIQUE MEIRA DE CASTRO
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	FLAVIO DELFINO JUNIOR
SÉRGIO RIBEIRO DA COSTA WERLANG	GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
EXECUTIVE BOARD	HENRIQUE RUTHER
Chief Executive Officer	ILAN GOLDFAJN
CANDIDO BOTELHO BRACHER	JOÃO CARLOS DE GÊNOVA
JOÃO MARCOS PEQUENO DE BIASE
Managing Vice-Presidents	JORGE BEDRAN JETTAR
ALBERTO FERNANDES	JOSÉ AUGUSTO DURAND
DANIEL LUIZ GLEIZER	LILIAN SALA PULZATTO KIEFER
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	MARCELLO PECCININI DE CHIARO
RODOLFO HENRIQUE FISCHER	MARCELO ARIEL ROSENHEK
MARCELO DA COSTA LOURENÇO
Executive Directors	MARCO ANTONIO SUDANO
ALEXANDRE JADALLAH AOUDE	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ANDRÉ LUÍS TEIXEIRA RODRIGUES	MÁRIO LÚCIO GURGEL PIRES
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO	MÁRIO LUÍS BRUGNETTI
FERNANDO FONTES IUNES	PAULO DE PAULA ABREU
MARCELO TREVISAN MARANGON	PAULO ROBERTO SCHIAVON DE ANDRADE
MILTON MALUHY FILHO	RODERICK SINCLAIR GREENLEES
SOLANGE PAIVA VIEIRA
THALES FERREIRA SILVA

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
LUÍS OTÁVIO MATIAS	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	MARCOS DE BARROS LISBOA

Directors	Executive Directors
CARLOS EDUARDO DE SOUZA LARA	ANDRÉ HORTA RUTOWITSCH
CLÁUDIO JOSÉ COUTINHO ARROMATTE	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
EVANIR COUTINHO USSIER	JOSÉ CASTRO ARAÚJO RUDGE
FÁBIO MASSASHI OKUMURA
FERNANDO JOSÉ COSTA TELES	Directors
FLÁVIO KITAHARA SOUSA	LUIZ FERNANDO BUTORI REIS SANTOS
JACKSON RICARDO GOMES	MARCO ANTONIO ANTUNES
JASON PETER CRAUFORD	NORBERTO GIL FERREIRA CAMARGO
LUÍS FERNANDO STAUB
MARCO ANTONIO ANTUNES
MARCOS ANTÔNIO VAZ DE MAGALHÃES
MARCOS VANDERLEI BELINI FERREIRA

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	NOTE	12/31/2011	12/31/2010
CURRENT ASSETS		622,747,887	564,401,807
CASH AND CASH EQUIVALENTS		10,633,082	10,096,540
INTERBANK INVESTMENTS	4b and 6	113,645,149	85,662,014
Money market		85,445,536	68,154,703
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,816,013	3,191,812
Interbank deposits		25,383,600	14,315,499
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	147,704,470	155,987,247
Own portfolio		46,765,192	32,938,921
Subject to repurchase commitments		12,947,833	57,212,290
Pledged in guarantee		8,838,992	6,952,286
Deposited with the Central Bank		9,781,464	2,901,030
Derivative financial instruments		5,961,548	5,588,633
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	57,733,857	46,050,748
Assets guaranteeing technical provisions – other securities	11b	5,675,584	4,343,339
INTERBANK ACCOUNTS		98,224,030	85,940,965
Pending settlement		104,574	83,685
Central Bank deposits		98,052,554	85,776,470
National Housing System (SFH)		1,166	5,098
Correspondents		35,047	75,712
Interbank onlending		30,689	-
INTERBRANCH ACCOUNTS		28,879	10,431
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	180,492,549	158,906,454
Operations with credit granting characteristics	4e	195,769,313	172,369,327
(Allowance for loan losses)	4f	(15,276,764)	(13,462,873)
OTHER RECEIVABLES		68,547,960	64,455,717
Foreign exchange portfolio	9	26,038,027	19,525,671
Income receivable		1,266,414	1,092,219
Transactions with credit card issuers	4e	18,408,662	18,060,924
Receivables from insurance and reinsurance operations	4nI and 11b	3,589,696	3,035,835
Negotiation and intermediation of securities		1,728,168	3,079,285
Sundry	13a	17,516,993	19,661,783
OTHER ASSETS	4g	3,471,768	3,342,439
Assets held for sale		138,389	150,349
(Valuation allowance)		(49,011)	(69,182)
Unearned premiums of reinsurance	4nI	552,950	424,362
Prepaid expenses	4g and 13b	2,829,440	2,836,910
LONG-TERM RECEIVABLES		216,674,506	176,062,251
INTERBANK INVESTMENTS	4b and 6	2,436,840	696,707
Money market		6	23,230
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	-	154,125
Interbank deposits		2,436,834	519,352
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	40,175,954	30,575,168
Own portfolio		22,040,083	15,705,664
Subject to repurchase commitments		8,211,080	6,281,895
Pledged in guarantee		1,889,009	2,147,948
Deposited with the Central Bank		349,291	147,149
Derivative financial instruments		3,584,698	2,718,556
Assets guaranteeing technical provisions – other securities	11b	4,101,793	3,573,956
INTERBANK ACCOUNTS - National Housing System (SFH)		669,734	572,144
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	139,218,506	114,128,172
Operations with credit granting characteristics	4e	149,713,469	122,683,517
(Allowance for loan losses)	4f	(10,494,963)	(8,555,345)
OTHER RECEIVABLES		32,688,824	29,105,844
Foreign exchange portfolio	9	411,772	2,067,147
Sundry	13a	32,277,052	27,038,697
OTHER ASSETS - Prepaid expenses	4g and 13b	1,484,648	984,216
PERMANENT ASSETS		11,909,142	10,979,052
INVESTMENTS	4h and 15a Il	2,716,641	3,249,788
Investments in affiliates		1,684,423	2,058,988
Other investments		1,235,566	1,379,070
(Allowance for loan losses)		(203,348)	(188,270)
REAL ESTATE IN USE	4i and 15b	5,286,998	4,723,791
Real estate in use		3,453,180	3,291,742
Other fixed assets		8,561,880	7,998,898
(Accumulated depreciation)		(6,728,062)	(6,566,849)
OPERATING LEASE ASSETS	4j	-	3,999
Leased assets		-	18,553
(Accumulated depreciation)		-	(14,554)
GOODWILL	4k and 15b	95,691	67,617
INTANGIBLE ASSETS	4l and 15b	3,809,812	2,933,857
Acquisition of rights to credit payroll		1,647,548	2,414,697
Other intangible assets		3,876,786	2,456,978
(Accumulated amortization)		(1,714,522)	(1,937,818)
TOTAL ASSETS		851,331,535	751,443,110

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	NOTE	12/31/2011	12/31/2010
CURRENT LIABILITIES		421,618,311	400,664,566
DEPOSITS	4b and 10b	159,455,538	139,548,607
Demand deposits		28,932,523	25,537,134
Savings deposits		67,169,544	57,899,455
Interbank deposits		1,793,508	1,683,821
Time deposits		61,559,963	53,522,521
Other deposits		-	905,676
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	81,813,398	122,444,995
Own portfolio		43,471,088	98,424,824
Third-party portfolio		36,537,645	23,069,503
Free portfolio		1,804,665	950,668
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	29,459,349	14,581,772
Real estate, mortgage, credit and similar notes		18,474,079	10,967,302
Debentures		1,038,733	292,676
Foreign borrowings through securities		9,946,537	3,321,794
INTERBANK ACCOUNTS		120,726	411,902
Pending settlement		67,554	288,302
Correspondents		53,172	123,600
INTERBRANCH ACCOUNTS		3,927,461	3,256,170
Third-party funds in transit		3,857,437	3,221,184
Internal transfer of funds		70,024	34,986
BORROWINGS AND ONLENDING	4b and 10e	29,009,787	21,777,965
Borrowings		17,972,358	12,009,163
Onlending		11,037,429	9,768,802
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	4,139,099	3,979,057
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	10,470,320	9,269,146
OTHER LIABILITIES		103,222,633	85,394,952
Collection and payment of taxes and contributions		855,975	694,359
Foreign exchange portfolio	9	25,751,044	19,927,459
Social and statutory	16b II	2,976,200	4,462,534
Tax and social security contributions	4o, 4p and 14c	7,051,103	8,937,165
Negotiation and intermediation of securities		2,503,701	3,099,347
Credit card operations	4e	41,178,016	36,851,682
Subordinated debt	10f	10,715,074	976,930
Sundry	13c	12,191,520	10,445,476
LONG-TERM LIABILITIES		355,390,776	285,621,231
DEPOSITS	4b and 10b	83,180,884	63,139,450
Interbank deposits		272,115	245,596
Time deposits		82,908,769	62,893,854
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	107,005,139	77,211,358
Own portfolio		92,576,432	66,471,552
Free portfolio		14,428,707	10,739,806
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	22,097,865	11,009,947
Real estate, mortgage, credit and similar notes		15,113,364	3,310,387
Debentures		63	1,091,417
Foreign borrowings through securities		6,984,438	6,608,143
BORROWINGS AND ONLENDING	4b and 10e	27,592,273	25,559,999
Borrowings		3,170,360	3,639,691
Onlending		24,421,913	21,920,308
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	2,668,217	1,725,778
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	63,284,144	51,281,621
OTHER LIABILITIES		49,562,254	55,693,078
Foreign exchange portfolio	9	430,526	2,107,495
Tax and social security contributions	4o, 4p and 14c	12,973,003	13,429,083
Credit card operations		-	23,151
Subordinated debt	10f	28,259,410	32,852,941
Sundry	13c	7,899,315	7,280,408
DEFERRED INCOME	4q	836,211	765,865
MINORITY INTEREST IN SUBSIDIARIES	16e	2,138,904	3,512,903
STOCKHOLDERS’ EQUITY	16	71,347,333	60,878,545
Capital		45,000,000	45,000,000
Capital reserves		763,413	594,734
Revenue reserves		27,386,624	15,895,260
Asset valuation adjustment	4c, 4d and 7d	(139,142)	17,128
(Treasury shares)		(1,663,562)	(628,577)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		851,331,535	751,443,110

 The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

		2nd Half of	01/01 to	01/01 to
	NOTE	2011	12/31/2011	12/31/2010
INCOME FROM FINANCIAL OPERATIONS		55,556,501	101,366,445	79,626,922
Loan, lease and other credit operations		31,147,110	59,102,824	51,314,622
Securities and derivative financial instruments		15,365,896	26,060,595	18,714,020
Financial income from insurance, pension plan and capitalization operations	11c	3,334,178	5,929,625	4,512,672
Foreign exchange operations		796,270	914,047	979,912
Compulsory deposits		4,913,047	9,359,354	4,105,696
EXPENSES OF FINANCIAL OPERATIONS		(32,613,265)	(54,107,439)	(34,979,324)
Money market		(27,626,657)	(46,249,862)	(30,082,387)
Financial expenses on technical provisions for pension plan and capitalization	11c	(2,924,624)	(5,239,459)	(3,928,147)
Borrowings and onlending		(2,061,984)	(2,618,118)	(968,790)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES		22,943,236	47,259,006	44,647,598
RESULT OF ALLOWANCE FOR LOAN LOSSES	8d I	(7,536,189)	(14,423,754)	(9,911,355)
Expenses for allowance for loan losses		(10,424,778)	(19,911,948)	(14,120,560)
Income from recovery of credits written off as loss		2,888,589	5,488,194	4,209,205
GROSS INCOME FROM FINANCIAL OPERATIONS		15,407,047	32,835,252	34,736,243
OTHER OPERATING REVENUES (EXPENSES)		(7,159,381)	(14,545,854)	(14,480,968)
Banking service fees	13d	7,250,746	13,912,326	12,340,783
Asset management		1,332,961	2,607,734	2,486,010
Current account services		343,215	675,646	582,922
Credit cards		3,233,170	6,111,133	5,284,056
Sureties and credits granted		926,109	1,761,944	1,460,334
Receipt services		701,857	1,332,789	1,324,525
Other		713,434	1,423,080	1,202,936
Income from bank charges	13e	2,657,255	5,135,371	4,759,871
Result from insurance, pension plan and capitalization operations	11c	1,500,071	2,714,409	2,099,884
Personnel expenses	13f	(6,778,573)	(13,356,634)	(12,451,571)
Other administrative expenses	13g	(7,417,370)	(14,099,747)	(13,597,894)
Tax expenses	4p and 14a II	(1,932,351)	(4,091,978)	(4,168,422)
Equity in earnings of affiliates and other investments	15a lll	82,567	39,497	423,093
Other operating revenues	13h	187,006	392,528	528,633
Other operating expenses	13i	(2,708,732)	(5,191,626)	(4,415,345)
OPERATING INCOME		8,247,666	18,289,398	20,255,275
NON-OPERATING INCOME		63,899	191,390	80,594
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		8,311,565	18,480,788	20,335,869
INCOME TAX AND SOCIAL CONTRIBUTION	4p and 14a I	(313,498)	(2,855,428)	(5,886,043)
Due on operations for the period		(3,195,510)	(7,029,598)	(4,127,657)
Related to temporary differences		2,882,012	4,174,170	(1,758,386)
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(85,399)	(191,923)	(260,940)
MINORITY INTEREST IN SUBSIDIARIES	16e	(424,555)	(812,816)	(865,923)
NET INCOME		7,488,113	14,620,621	13,322,963
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES			4,529,310,833	4,536,069,092
NET INCOME PER SHARE – R$			3.23	2.94
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 12/31)			15.81	13.40

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k		20,369	(300,315)
NET INCOME WITHOUT NONRECURRING EFFECTS			14,640,990	13,022,648
NET INCOME PER SHARE – R$			3.23	2.87

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	2nd half of 2011	01/01 to 12/31/2011	01/01 to 12/31/2010
ADJUSTED NET INCOME		18,140,316	38,557,686	34,421,299
Net income		7,488,113	14,620,621	13,322,963
Adjustments to net income:		10,652,203	23,937,065	21,098,336
Granted options recognized		82,551	162,663	131,660
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7i	1,142,063	1,605,804	(658,631)
Effects of changes in exchange rates on cash and cash equivalents		(2,395,589)	(2,167,626)	629,288
Allowance for loan losses		10,424,778	19,911,948	14,120,560
Interest expense and foreign exchange income from variation from operations with subordinated debt		2,788,405	4,345,353	2,619,814
Interest expense from operations with debentures		100,808	165,306	224,058
Financial expenses on technical provisions for pension plan and capitalization		2,924,624	5,239,459	3,928,147
Depreciation and amortization	15b	1,098,801	2,166,563	2,137,276
Adjustment to legal liabilities – tax and social security		526,635	866,756	(1,469,652)
Adjustment to provision for contingent liabilities		173,947	228,499	1,213,319
Deferred taxes		(2,882,012)	(4,174,170)	1,758,386
Equity in earnings of affiliates and other investments	15a lll	(82,567)	(39,497)	(423,093)
Interest and foreign exchange income from variation from available-for-sale securities		(2,891,412)	(3,744,181)	(2,893,857)
Interest and foreign exchange income from variation from held-to-maturity securities		(223,938)	(407,973)	(444,589)
(Income) loss from sale of available-for-sale financial assets	7f	(75,821)	(301,358)	(558,920)
(Income) loss from sale of investments		(323,512)	(521,932)	(183,672)
(Income) loss from sale of foreclosed assets		(43,876)	(42,507)	(34,279)
(Gain) loss from sale of fixed assets		7,540	(44,074)	7,585
(Gain) loss from rescission of operations of intangible assets		(43,616)	(44,418)	(55,625)
Minority interest		424,555	812,816	865,923
Other		(80,161)	(80,366)	184,638
CHANGE IN ASSETS AND LIABILITIES		(818,430)	(33,131,331)	(62,513,317)
(Increase) decrease in interbank investments		(4,093,285)	(31,657,183)	26,549,860
(Increase) decrease in securities and derivative financial instruments		(649,548)	1,792,629	(64,219,394)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil		(6,213,568)	(12,276,084)	(71,907,716)
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)		(934,820)	257,096	548,265
(Increase) decrease in loan, lease and other credit operations		(36,970,340)	(66,630,980)	(66,776,695)
(Increase) decrease in other receivables and other assets		838,617	1,155,240	(2,899,951)
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(674,306)	45,106	(251,211)
(Decrease) increase in deposits		33,722,208	39,948,365	11,972,027
(Decrease) increase in deposits received under securities repurchase agreements		(9,045,280)	(10,837,816)	67,712,790
(Decrease) increase in funds for issuance of securities		19,263,373	26,310,792	9,679,627
(Decrease) increase in borrowings and onlending		3,655,113	9,264,096	12,702,151
(Decrease) increase in credit card operations (assets/liabilities)		4,613,551	3,955,445	3,262,420
(Decrease) increase in technical provision for insurance, pension plan and capitalization		4,073,601	7,281,789	5,871,963
(Decrease) increase in collection and payment of taxes and contributions		(8,529,489)	161,616	226,054
(Decrease) increase in other liabilities		1,959,065	2,037,189	7,816,056
(Decrease) increase in deferred income		7,497	70,346	313,283
Payment of income tax and social contribution		(1,840,819)	(4,008,977)	(3,112,846)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		17,321,886	5,426,355	(28,092,018)
Interest on capital / dividends received from affiliated companies		54,855	70,321	89,372
Funds received from sale of available-for-sale securities		12,475,188	34,221,963	17,891,819
Funds received from redemption of held-to-maturity securities		478,742	814,258	286,604
Disposal of assets not for own use		76,568	146,044	369,483
Disposal of investments		412,314	696,630	233,694
Sale of fixed assets		70,841	184,471	70,326
Termination of intangible asset agreements		178,425	184,048	145,473
Purchase of available-for-sale securities		(16,954,383)	(33,599,564)	(17,030,846)
Purchase of held-to-maturity securities		(218,300)	(341,300)	(582,120)
Purchase of investments		(10,126)	(20,994)	(229,487)
Purchase of fixed assets	15b	(1,198,155)	(1,902,929)	(1,923,132)
Purchase of intangible assets	15b	(1,275,513)	(2,008,056)	(649,647)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(5,909,544)	(1,555,108)	(1,328,461)
Increase in subordinated debt		2,626,925	8,850,750	9,352,093
Decrease in subordinated debt		(3,651,339)	(8,051,490)	(180,252)
Decrease in debentures		(103,724)	(510,603)	(1,604,242)
Change in minority interest	16e	(1,257,996)	(1,522,343)	12,320
Granting of stock options		198,367	353,036	406,084
Purchase of treasury shares		(744,647)	(1,302,638)	-
Dividends and interest on capital paid to minority interests		(337,121)	(664,472)	(727,591)
Dividends and interest on capital paid		(1,547,736)	(4,588,486)	(4,315,488)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(4,817,271)	(7,436,246)	2,942,924

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		6,595,071	(3,564,999)	(26,477,555)

Cash and cash equivalents at the beginning of the period		28,626,235	39,014,268	66,121,111
Effects of changes in exchange rates on cash and cash equivalents		2,395,589	2,167,626	(629,288)
Cash and cash equivalents at the end of the period	4a and 5	37,616,895	37,616,895	39,014,268

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

		2nd half of	01/01 to	01/01 to
	NOTE	2011	12/31/2011	12/31/2010
INCOME		59,662,036	109,288,715	89,525,332
Financial operations		55,556,504	101,366,445	79,626,922
Banking services		9,908,001	19,047,697	17,100,654
Result from insurance, pension plan and capitalization operations		1,500,071	2,714,409	2,099,884
Result of loan losses	8d	(7,536,189)	(14,423,754)	(9,911,355)
Other		233,649	583,918	609,227
EXPENSES		(35,304,739)	(59,299,065)	(39,394,669)
Financial operations		(32,613,266)	(54,107,439)	(34,979,324)
Other		(2,691,473)	(5,191,626)	(4,415,345)
INPUTS PURCHASED FROM THIRD PARTIES		(6,210,738)	(11,764,138)	(11,405,491)
Materials, energy and others	13g	(240,880)	(459,891)	(456,022)
Third-party services	13g	(1,740,025)	(3,265,955)	(2,872,258)
Other		(4,229,833)	(8,038,292)	(8,077,211)
Data processing and telecommunications	13g	(1,757,043)	(3,494,837)	(3,278,980)
Advertising, promotions and publication	13g	(519,776)	(956,725)	(1,129,235)
Installations		(858,404)	(1,432,045)	(1,564,358)
Transportation	13g	(300,322)	(583,074)	(595,708)
Security	13g	(241,995)	(482,164)	(450,656)
Travel expenses	13g	(102,423)	(188,915)	(166,925)
Other		(449,870)	(900,532)	(891,349)
GROSS ADDED VALUE		18,146,559	38,225,512	38,725,172
DEPRECIATION AND AMORTIZATION	13g	(736,995)	(1,419,141)	(1,355,070)
NET ADDED VALUE PRODUCED BY THE COMPANY		17,409,564	36,806,371	37,370,102
ADDED VALUE RECEIVED FROM TRANSFER	15a lll	82,566	39,497	423,093
TOTAL ADDED VALUE TO BE DISTRIBUTED		17,492,130	36,845,868	37,793,195
DISTRIBUTION OF ADDED VALUE		17,492,130	36,845,868	37,793,195
Personnel		6,062,382	11,997,794	11,202,027
Compensation		4,738,755	9,485,138	8,738,556
Benefits		986,691	1,865,882	1,898,619
FGTS – government severance pay fund		336,936	646,774	564,852
Taxes, fees and contributions		3,047,439	8,498,169	11,564,949
Federal		2,681,903	7,776,266	10,934,189
State		7,528	8,508	2,525
Municipal		358,008	713,395	628,235
Return on third parties’ assets - Rent		469,641	916,468	837,333
Return on own assets		7,912,668	15,433,437	14,188,886
Dividends and Interest on capital		1,652,749	3,207,100	4,482,550
Retained earnings (loss) for the period		5,835,364	11,413,521	8,840,413
Minority interest in retained earnings		424,555	812,816	865,923

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

ASSETS	NOTE	12/31/2011	12/31/2010
CURRENT ASSETS		28,646,456	3,792,477
CASH AND CASH EQUIVALENTS		7,833	1,940
INTERBANK INVESTMENTS	4b and 6	26,302,382	192,959
Money market		454,176	192,959
Interbank deposits		25,848,206	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	13,631	33,489
Own portfolio		7,837	28,299
Pledged in guarantee		5,794	5,190
OTHER RECEIVABLES		2,318,501	3,559,575
Income receivable	15a I	1,959,278	3,067,840
Sundry	13a	359,223	491,735
OTHER ASSETS – Prepaid expenses	4g	4,109	4,514
LONG-TERM RECEIVABLES		6,097,851	14,428,183
INTERBANK INVESTMENTS – Interbank deposits	4b and 6	5,794,144	14,176,842
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	-	6,387
Own portfolio		-	13
Pledged in guarantee		-	6,374
OTHER RECEIVABLES - Sundry	13a	303,707	244,954
PERMANENT ASSETS		56,308,737	63,030,639
INVESTMENTS		56,308,494	63,030,331
Investments in subsidiaries	4h and 15a I	56,308,494	63,029,924
Other		-	407
REAL ESTATE IN USE	4i	243	308
TOTAL ASSETS		91,053,044	81,251,299
LIABILITIES
CURRENT LIABILITIES		6,226,283	2,856,800
DEPOSITS - Interbank deposits	4b and 10b	4,832,444	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	5,542	5,542
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	-	2,717
OTHER LIABILITIES		1,388,297	2,848,541
Social and statutory	16b II	1,288,091	2,704,993
Tax and social security contributions	4o, 4p and 14c	4,996	25,060
Subordinated debt	10f	85,715	47,890
Sundry	13c	9,495	70,598
LONG-TERM LIABILITIES		6,443,608	7,749,709
DEPOSITS - Interbank deposits	4b and 10b	-	3,344,008
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	500,000	500,000
OTHER LIABILITIES		5,943,608	3,905,701
Tax and social security contributions	4o, 4p and 14c	816,111	576,158
Subordinated debt	10f	5,111,734	3,304,889
Sundry	13c	15,763	24,654
STOCKHOLDERS’ EQUITY	16	78,383,153	70,644,790
Capital		45,000,000	45,000,000
Capital reserves		763,413	594,734
Revenue reserves		34,422,444	25,661,505
Asset valuation adjustment	4c, 4d and 7d	(139,142)	17,128
(Treasury shares)		(1,663,562)	(628,577)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		91,053,044	81,251,299

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

		2nd Half	01/01 to	01/01 to
	NOTE	2011	12/31/2011	12/31/2010
INCOME FROM FINANCIAL OPERATIONS		1,603,318	2,608,483	1,021,447
Securities and derivative financial instruments		1,603,318	2,608,483	1,021,447
EXPENSES OF FINANCIAL OPERATIONS		(427,559)	(753,200)	(376,032)
Money market		(427,559)	(753,200)	(376,032)
GROSS INCOME FROM FINANCIAL OPERATIONS		1,175,759	1,855,283	645,415
OTHER OPERATING REVENUES (EXPENSES)		5,336,102	9,830,784	9,557,780
Personnel expenses		(97,414)	(190,128)	(163,300)
Other administrative expenses		(20,231)	(43,523)	(64,946)
Tax expenses	14a II	(54,411)	(185,652)	(177,081)
Equity in earnings of subsidiaries	15a I	5,538,061	10,293,030	10,048,503
Other operating revenues (expenses)		(29,903)	(42,943)	(85,396)
OPERATING INCOME		6,511,861	11,686,067	10,203,195
NON-OPERATING INCOME		19,753	28,868	9,763
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		6,531,614	11,714,935	10,212,958
INCOME TAX AND SOCIAL CONTRIBUTION	4p	(409,816)	178,218	64,314
Due on operations for the period		68,784	73,198	(13,364)
Related to temporary differences		(478,600)	105,020	77,678
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(1,227)	(2,957)	(5,257)
NET INCOME		6,120,571	11,890,196	10,272,015
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES			4,529,310,833	4,536,069,092
NET INCOME PER SHARE – R$			2.63	2.26
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 12/31)			17.37	15.55

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k		20,369	(300,315)
NET INCOME WITHOUT NONRECURRING EFFECTS			11,910,565	9,971,700
NET INCOME PER SHARE – R$			2.63	2.20

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

		Capital		Asset valuation adjustment (Note	Retained	(Treasury
	Capital	reserves	Revenue reserves	7d)	earnings	shares)	Total
BALANCES AT 07/01/2011	45,000,000	619,297	29,946,904	(32,044)	-	(1,048,000)	74,486,157
Purchase of treasury shares	-	-	-	-	-	(744,647)	(744,647)
Granting of stock options – exercised options	-	61,565	7,718	-	-	129,085	198,368
Granting of options recognized	-	82,551	-	-	-	-	82,551
Change in adjustment to market value	-	-	-	(107,098)	-	-	(107,098)
Net income	-	-	-	-	6,120,571	-	6,120,571
Appropriations:
Legal reserve	-	-	306,029	-	(306,029)	-	-
Statutory reserves	-	-	2,314,870	-	(2,314,870)	-	-
Dividends and Interest on capital	-	-	1,846,923	-	(3,499,672)	-	(1,652,749)
BALANCES AT 12/31/2011	45,000,000	763,413	34,422,444	(139,142)	-	(1,663,562)	78,383,153
CHANGES IN THE PERIOD	-	144,116	4,475,540	(107,098)	-	(615,562)	3,896,996
BALANCES AT 01/01/2010	45,000,000	640,759	18,771,151	120,031	-	(1,031,327)	63,500,614
Employee benefits – CVM Resolution No. 600, of October 7, 2009 (Note 19)	-	-	924,424	-	-	-	924,424
Granting of stock options – exercised options	-	(91,313)	94,647	-	-	402,750	406,084
Granting of options recognized	-	45,288	86,372	-	-	-	131,660
Change in adjustment to market value	-	-	(3,934)	(102,903)	-	-	(106,837)
Addition to interest on capital and paid on 03/01/2010 - Year 2009	-	-	(620)	-	-	-	(620)
Net income	-	-	-	-	10,272,015	-	10,272,015
Appropriations:
Legal reserve	-	-	513,601	-	(513,601)	-	-
Realization of unrealized profit reserve	-	-	(357,931)	-	357,931	-	-
Statutory reserves	-	-	5,633,795	-	(5,633,795)	-	-
Dividends and Interest on capital	-	-	-	-	(4,482,550)	-	(4,482,550)
BALANCES AT 12/31/2010	45,000,000	594,734	25,661,505	17,128	-	(628,577)	70,644,790
CHANGES IN THE YEAR	-	(46,025)	6,890,354	(102,903)	-	402,750	7,144,176
BALANCES AT 01/01/2011	45,000,000	594,734	25,661,505	17,128	-	(628,577)	70,644,790
Purchase of treasury shares		-	-	-	-	(1,302,638)	(1,302,638)
Granting of stock options – exercised options	-	6,016	79,367	-	-	267,653	353,036
Granting of options recognized	-	162,663	-	-	-	-	162,663
Change in adjustment to market value	-	-	-	(156,270)	-	-	(156,270)
Addition to interest on capital and paid on 03/17/2011 - Year 2010	-	-	(1,524)	-	-	-	(1,524)
Net income	-	-	-	-	11,890,196	-	11,890,196
Appropriations:
Legal reserve	-	-	594,510	-	(594,510)	-	-
Statutory reserves	-	-	6,241,663	-	(6,241,663)	-	-
Dividends and Interest on capital	-	-	1,846,923	-	(5,054,023)	-	(3,207,100)
BALANCES AT 12/31/2011	45,000,000	763,413	34,422,444	(139,142)	-	(1,663,562)	78,383,153
CHANGES IN THE YEAR	-	168,679	8,760,939	(156,270)	-	(1,034,985)	7,738,363

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

		2nd half of	01/01 to	01/01 to
	NOTE	2011	12/31/2011	12/31/2010
ADJUSTED NET INCOME (LOSS)		1,965,653	2,384,283	338,123
Net income		6,120,571	11,890,196	10,272,015
Adjustments to net income:		(4,154,918)	(9,505,913)	(9,933,892)
Granting of options recognized		82,551	162,663	131,660
Interest expense and foreign exchange income from variation from operations with subordinated debt		807,789	685,666	-
Deferred taxes		478,600	(105,020)	(77,678)
Equity in earnings of subsidiaries	15a I	(5,538,061)	(10,293,030)	(10,048,503)
Amortization of goodwill		28,872	57,745	57,746
(Income) loss from sale of investments		(12,456)	(12,456)	-
Effects of changes in exchange rates on cash and cash equivalents		(2,258)	(1,574)	2,774
Other		45	93	109
CHANGE IN ASSETS AND LIABILITIES		(264,620)	291,899	322,757
(Increase) decrease in other receivables and other assets		(43,551)	179,044	146,500
Increase (decrease) in other liabilities		(220,840)	113,084	176,257
Payment of income tax and social contribution		(229)	(229)	-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		1,701,033	2,676,182	660,880
Interest on capital/Dividends received		1,047,764	14,047,324	4,383,005
(Increase) decrease in interbank investments		(1,120,197)	(17,465,508)	(7,251,881)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		211	23,944	(11,566)
(Purchase) sale of investments		11,776	3,874,270	-
(Purchase) sale of fixed assets		(9)	(28)	(60)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(60,455)	480,002	(2,880,502)
Increase (decrease) in deposits		820,221	1,488,436	2,444,784
Increase in subordinated debt		236,025	1,406,850	3,352,779
Decrease in subordinated debt		(170,336)	(247,846)	-
(Increase) decrease in funds for issuance of securities		-	-	505,542
Granting of stock options		198,367	353,036	406,084
Purchase of treasury shares		(744,647)	(1,302,638)	-
Dividends and interest on capital paid		(1,547,736)	(4,588,486)	(4,315,488)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(1,208,106)	(2,890,648)	2,393,701

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		432,472	265,536	174,079
Cash and cash equivalents at the beginning of the period		27,279	194,899	23,594
Effects of changes in exchange rates on cash and cash equivalents		2,258	1,574	(2,774)
Cash and cash equivalents at the end of the period	4a and 5	462,009	462,009	194,899

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

		2nd half of	01/01 to	01/01 to
	NOTE	2011	12/31/2011	12/31/2010
INCOME		1,603,318	2,777,631	1,051,877
Financial operations		1,603,318	2,608,483	1,021,447
Other		-	169,148	30,430
EXPENSES		(838,280)	(753,200)	(376,032)
Financial operations		(427,558)	(753,200)	(376,032)
Other		(410,722)	-	-
INPUTS PURCHASED FROM THIRD PARTIES		(19,996)	(43,048)	(75,948)
Third-party services		(11,386)	(21,438)	(26,782)
Advertising, promotions and publication		(406)	(634)	(1,643)
Expenses for financial system services		(3,637)	(6,593)	(17,752)
Insurance		(1,715)	(4,850)	(6,219)
Other		(2,852)	(9,533)	(23,552)
GROSS ADDED VALUE		745,042	1,981,383	599,897
DEPRECIATION AND AMORTIZATION		(46)	(93)	(109)
NET ADDED VALUE PRODUCED BY THE COMPANY		744,996	1,981,290	599,788
ADDED VALUE RECEIVED FROM TRANSFER	15a l	5,538,060	10,293,030	10,048,503
TOTAL ADDED VALUE TO BE DISTRIBUTED		6,283,056	12,274,320	10,648,291
DISTRIBUTION OF ADDED VALUE		6,283,056	12,274,320	10,648,291
Personnel		96,807	189,230	165,068
Compensation		95,645	186,088	160,944
Benefits		690	1,920	2,726
FGTS – government severance pay fund		472	1,222	1,398
Taxes, fees and contributions		65,490	194,512	210,519
Federal		65,488	194,486	210,458
Municipal		2	26	61
Return on third parties’ assets - Rent		188	382	689
Return on own assets		6,120,571	11,890,196	10,272,015
Dividends and interest on capital		1,652,749	3,207,100	4,482,550
Retained earnings (loss) for the period		4,467,822	8,683,096	5,789,465

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO DECEMBER 31, 2011 AND 2010

(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), and the Superintendence of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio to credit operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED this goodwill was fully amortized up to December 31, 2009 in the periods when the investments were made, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

From January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements, for purposes of compatibility of the current accounting practices with the international financial reporting standards (Note 4k).

In 2011, there was a change in the basis for consolidating certain companies, particularly for the Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, with the change from full to partial consolidation, and Porto Seguro S.A., which is now stated under the equity method, including for comparative purposes.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	12/31/2011	12/31/2010
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Dibens S.A.		Brazil	100.00	100.00
Banco Fiat S.A.		Brazil	100.00	99.99
Banco Itaú Argentina S.A.		Argentina	99.99	99.99
Banco Itaú BBA S.A.		Brazil	99.99	99.99
Banco Itaú Chile		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.		Luxembourg	99.98	99.98
Banco Itaú BBA International, S.A.	(1)	Portugal	99.99	99.99
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaucard S.A.		Brazil	100.00	100.00
Banco Itaucred Financiamentos S.A.		Brazil	100.00	100.00
Banco Itauleasing S.A.		Brazil	100.00	100.00
BIU Participações S.A.		Brazil	66.16	66.16
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	100.00	100.00
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.		Brazil	100.00	100.00
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(3)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	100.00	100.00
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Unibanco S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	100.00
Itaú Unibanco Consultoria S.A.	(4)	Brazil	-	100.00
Luizacred S.A. Soc. Créd. Financiamento Investimento	(2)	Brazil	50.00	50.00
OCA Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	100.00	100.00
Redecard S.A.	(5)	Brazil	50.00	50.00
Unibanco Cayman Bank Ltd.		Cayman Islands	100.00	100.00
Unibanco Participações Societárias S.A. (Note 16e)		Brazil	100.00	51.00

(1)	New company name of Banco Itaú Europa, S.A.;
(2)	Company with shared control included proportionally in consolidation;
(3)	It does not include Redeemable Preferred Shares (Note 10f);
(4)	New company name of Itaúsa Export S.A, which was merged into ITB Holding Brasil controlled by Itaú Unibanco S.A.;
(5)	Fully consolidated company whose share capital is 50% plus 17 shares.

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at December 31, 2011, according to present regulation, are as follows:

	Financial	Economic-financial
	conglomerate (1)	consolidated (2)
Referential equity (3)	92,560,637	93,111,393
Basel ratio	16.0%	16.4%
Tier I	12.3%	12.6%
Tier II	3.7%	3.8%
Fixed assets ratio (4)	48.6%	14.4%
Excess capital in relation to fixed assets	1,272,305	33,148,373

(1)	Consolidated financial statements including financial companies only;
(2)	Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan, capitalization companies and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000.
(3)	The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments.
(4)	The difference between the fixed asset ratio of the financial conglomerate and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

As approved by the Central Bank of Brazil on January 13, 2012, issues of subordinated debt, which total R$ 198,000, can be included in Referential Equity for Tier II.

In addition, issues of subordinated debt, in the amount of R$ 108,400 as of December 31, 2011, are pending approval in order to be included in the Tier II. Should we consider these issues, the Basel ratios would be affected by 0.05%.

Management considers the current Basel ratio (16.0%, based on financial conglomerate) to be adequate, taking into account the following:

a)	It exceeds by 5.0 percent the minimum required by the authorities (11.0%); and

b)	b) In view of the realizable values of assets (Note 18), the additional provision (exceeding the minimum required) (Note 8c) and unrecorded deferred tax assets (Note 14b IV), the ratio would increase to 17.0%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, 3,389, of June 25, 2008, 3,498, of june 28, 2010 and 3,568, of december 21, 2011 and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, Circulars No. 3,383, of April 30, 2008 and 3,476, of December 28, 2009 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Circular No. 3,568, of December 21, 2011, changes the provisions of Circulars No 3,361, of September 12, 2007, No. 3,388, of June 4, 2008, No. 3,389, of June 25, 2008, No. 3,478 of December 24, 2009 and No. 3,498, of June 28, 2010, which set forth the procedures for calculation of the portion related to market risk. The new caculation method will be adopted gradually from January 1, 2012, taking into account that it shall be fully employed from December 31, 2012. Should the new rules already be applicable, the ratios would be reduced by about 0.7%.

The Referential Equity used for calculation of ratios and composition of risk exposures at December 31, 2011, are as follows:

	Financial conglomerate		Economic-financial consolidated
Stockholders' Equity Itaú Unibanco Holding S.A. (Consolidated)	71,347,333		71,347,333
Minority interest in subsidiaries	1,181,081		1,741,227
Consolidated stockholders’ equity (BACEN)	72,528,414		73,088,560
Deferred tax assets excluded from Tier I	(581,319)		(589,591)
Deferred permanent assets excluded from Tier I	(294,295)		(295,413)
Adjustment to market value -securities and derivative financial instruments excluded from Tier I	139,142		138,637
Preferred shares with clause of redemption excluded from Tier I	(740,703)		(740,703)
Tier I	71,051,239		71,601,490
Subordinated debt	21,258,638		21,258,638
Preferred shares with clause of redemption	444,422		444,422
Adjustment to market value -securities and derivative financial instruments	(139,142)		(138,637)
Tier II	21,563,918		21,564,423
Tier I + Tier II	92,615,157		93,165,913
Exclusions:
Funding instruments issued by financial institutions	(54,520)		(54,520)
Referential equity	92,560,637		93,111,393
Risk exposure:
Exposure weighted by credit risk (EPR)	538,077,718		523,898,000
Portion required for credit risk coverage (PEPR)	59,188,549	92.9%	57,628,780	92.1%
a) Per weighting factor (FPR):
FPR at 20%	209,093	0.3%	348,989	0.6%
FPR at 35%	164,240	0.3%	164,236	0.3%
FPR at 50%	3,467,700	5.4%	4,671,607	7.5%
FPR at 75%	13,989,864	22.0%	13,586,910	21.7%
FPR at 100%	37,980,538	59.6%	35,391,982	56.6%
FPR at 150%	1,568,458	2.5%	1,567,586	2.5%
FPR at 300%	1,381,114	2.2%	1,466,628	2.3%
Derivatives – potential future gain	427,542	0.7%	430,842	0.7%
b) Per type:
Securities	2,539,902	4.0%	2,601,475	4.2%
Loan operations - Retail	11,167,056	17.5%	10,886,302	17.4%
Loan operations – Non-retail	20,141,094	31.6%	20,149,975	32.2%
Joint obligations - Retail	48,931	0.1%	48,931	0.1%
Joint obligations – Non-Retail	5,549,824	8.7%	5,546,475	8.9%
Loan commitments - Retail	2,773,876	4.4%	2,651,677	4.2%
Loan commitments – Non-retail	1,730,308	2.7%	1,730,676	2.8%
Other exposures	15,237,558	23.9%	14,013,269	22.4%
Portion required for operational risk coverage (POPR)	3,460,219	5.4%	3,851,446	6.2%
Retail	562,006	0.9%	562,006	0.9%
Commercial	920,872	1.4%	920,872	1.5%
Corporate finance	82,110	0.1%	82,110	0.1%
Negotiation and sales	1,288,706	2.0%	1,288,706	2.1%
Payments and settlements	268,814	0.4%	268,814	0.4%
Financial agent services	128,146	0.2%	128,146	0.2%
Asset management	190,583	0.3%	190,583	0.3%
Retail brokerage	18,982	0.0%	18,982	0.0%
Business plans	-	0.0%	-	0.0%
Conef additional	-	0.0%	391,227	0.6%
Portion required for market risk coverage:	1,078,447	1.7%	1,076,014	1.7%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	967,550	1.5%	965,117	1.5%
Fixed rate denominated in Real (PJUR1)	224,290	0.4%	224,467	0.4%
Foreign currency coupon (PJUR2)	488,310	0.8%	485,700	0.8%
Price index coupon (PJUR3)	169,912	0.3%	169,912	0.3%
Interest rate coupon (PJUR 4)	85,038	0.1%	85,038	0.1%
Operations subject to commodity price variation (PCOM)	72,345	0.1%	72,345	0.1%
Operations subject to equities price variation (PACS)	38,552	0.1%	38,552	0.1%
Required Referential Equity	63,727,215	100.0%	62,556,240	100.0%
Excess capital in relation to Required Referential Equity	28,833,422	45.2%	30,555,153	48.8%
Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	579,338,319		568,693,094
Ratio (%)	16.0		16.4
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,382,613		1,604,744

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect

Ratio at 12/31/2010	78,670,791	497,468,330	15.8%	80,718,514	522,952,010	15.4%
Result for the period	14,668,577	-	3.0%	15,398,096	-	2.9%
Interest on capital and dividends	(3,208,723)	-	-0.7%	(3,208,723)	-	-0.6%
Granting of options recognized	162,663	-	0.0%	162,663	-	0.0%
Granting of stock options – exercised options in the period	353,036	-	0.1%	353,036	-	0.1%
Asset valuation adjustment	(156,270)	-	0.0%	(156,270)	-	0.0%
Subordinated debt and redeemable preferred shares	3,068,398	-	0.6%	3,068,398	-	0.6%
Treasury shares	(1,302,638)	-	-0.3%	(1,302,638)	-	-0.3%
Deferred assets excluded from Tier I of referential equity	(92,008)	(92,008)	0.0%	(94,328)	(94,328)	0.0%
Other changes in referential equity	396,811	-	0.1%	(1,827,355)	-	-0.3%
Changes in risk exposure	-	81,961,997	-2.6%	-	45,835,412	-1.4%
Ratio at 12/31/2011	92,560,637	579,338,319	16.0%	93,111,393	568,693,094	16.4%

b)   Capital for Insurance Activity

CNSP – Conselho Nacional de Seguros Privados, following the worldwide trend towards the strengthening of the insurance market, disclosed the Resolution No. 227 of December 6, 2010 (which revoked Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008), and Circular No. 411 of December 22,2010. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance lines. In January 2011, CNSP Resolution No. 228 of December 6, 2010 came into effect, providing for the criteria for establishment of additional capital based on the credit risk of the supervised companies.

The adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital of R$ 1,774,567 (R$ 1,436,753 at December 31, 2010) in Itaú Seguros S.A. and R$ 1,498,723 (R$ 1,198,724 at December 31, 2010) in Itaú Vida e Previdência S.A..

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)  Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)   Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate for receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)   Allowance for loan losses - the balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4n I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h) Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Operating leases – leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

k)	Goodwill – corresponds to the amount paid in excess for the purchase of investments arising from the expected future profitability. It does not have a defined useful life and is annually tested for impairment of assets.

l)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

m)	Impairment of assets – a loss is recognized when there are clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

n)	Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -	Technical provisions of insurance, pension plan and capitalization – technical provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008.

II.I-	Insurance:

•	Provision for unearned premiums (PPNG) – recognized based on premiums issued, calculated “pro rata die”, and represents the portion of premium corresponding to the policy period not yet elapsed; Provision for Unearned Premiums for Risks in Force but Not Yet Issued is recognized based on technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are in issue process;

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note if a premium deficiency is found;

•	Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

•	Other provisions – recognized based on the technical provision for extension of warranty in the extended warranty line, and the calculation is made over the period from the date the insurance contract becomes effective and the risk initial coverage date, the amount to be recognized being equal to the retained commercial premium.

II.II - Pension Plan and Individual life insurance with living benefits - The mathematical provisions represent amounts of obligations assumed as insurance for living benefits, retirement plans, disability, pension and annuity, and are calculated according to the method of accounting provided for in the contract.

•	Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient premiums or contributions;

•	Provision for unexpired risks – recognized to include the estimate of outstanding risks which have not expired;

•	Provision for events incurred but not reported (IBNR) – recognized based on the estimated amounts of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the accumulated fund set up;

II.III -	Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

o)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

p) Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15%. For non-financial and pension plan subsidiaries, the rate is 9%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed, The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

q)	Deferred income – this refers to; (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	12/31/2011	12/31/2010
Cash and cash equivalents	10,633,082	10,096,540
Interbank deposits	18,921,241	7,639,279
Securities purchased under agreements to resell – Funded position	8,062,572	21,278,449
TOTAL	37,616,895	39,014,268

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	12/31/2011	12/31/2010
Cash and cash equivalents	7,833	1,940
Securities purchased under agreements to resell – Funded position	454,176	192,959
TOTAL	462,009	194,899

NOTE 6 - INTERBANK INVESTMENTS

	12/31/2011						12/31/2010
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	46,014,191	39,415,468	15,877	6	85,445,542	73.6	68,177,933	78.9
Funded position (*)	22,110,380	10,538,334	15,877	5	32,664,596	28.1	33,443,634	38.7
Financed position	22,851,550	14,012,549	-	1	36,864,100	31.8	25,839,519	29.9
With free movement	1,398,159	14,005,964	-	-	15,404,123	13.3	10,744,809	12.4
Without free movement	21,453,391	6,585	-	1	21,459,977	18.5	15,094,710	17.5
Short position	1,052,261	14,864,585	-	-	15,916,846	13.7	8,894,780	10.3
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,513,685	120,268	182,060	-	2,816,013	2.4	3,345,937	3.9
Interbank deposits	18,910,835	3,225,465	3,247,300	2,436,834	27,820,434	24.0	14,834,851	17.2
TOTAL	67,438,711	42,761,201	3,445,237	2,436,840	116,081,989		86,358,721
% per maturity term	58.1	36.8	3.0	2.1
TOTAL – 12/31/2010	49,643,856	32,271,481	3,746,677	696,707	86,358,721
% per maturity term	57.5	37.4	4.3	0.8

(*)   Includes R$ 7,226,864 (R$ 8,670,170 at 12/31/2010) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 454,176 (R$ 192,959 at 12/31/2010) and Interbank deposits with maturity of 181 to 365 R$ 25,848,206 and over 365 days amounting to R$ 5,794,144 (R$ 14,176,842 at 12/31/2010).

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2011											12/31/2010
		Provision for adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	83,308,252	44,810	366,437	83,719,499	44.6	2,053,572	1,386,139	238,465	14,049,096	13,251,705	52,740,522	87,283,337
Financial Treasury Bills	31,128,410	(2,286)	(474)	31,125,650	16.6	-	1,343,990	-	2,829,362	2,921,306	24,030,992	24,966,475
National Treasury Bills	17,526,169	(26,296)	(12,650)	17,487,223	9.3	-	-	215,650	9,938,575	2,943,468	4,389,530	30,687,390
National Treasury Notes	27,366,936	26,692	146,965	27,540,593	14.7	1,705,740	11,569	17,290	1,271,943	7,200,693	17,333,358	25,586,072
National Treasury/Securitization	300,100	500	(5,709)	294,891	0.2	-	15,047	4,801	3,538	5,382	266,123	324,355
Brazilian External Debt Bonds	6,911,833	46,200	238,245	7,196,278	3.8	273,703	15,533	724	5,396	180,403	6,720,519	5,610,718
Investments in non-exclusive funds	74,129	-	-	74,129	0.0	74,129	-	-	-	-	-	67,860
Other	675	-	60	735	0.0	-	-	-	282	453	-	40,467
GOVERNMENT SECURITIES - ABROAD	5,114,284	15,198	(9,375)	5,120,107	2.8	1,231,468	2,034,882	844,388	302,400	105,373	601,596	13,927,681
Argentina	225,921	(1,013)	-	224,908	0.1	11,685	105,779	48,976	36,937	259	21,272	292,919
Central Bank	3,044	(86)	-	2,958	0.0	-	-	-	63	-	2,895	85,546
National Treasury	222,877	(927)	-	221,950	0.1	11,685	105,779	48,976	36,874	259	18,377	207,373
Russia	-	-	-	-	-	-	-	-	-	-	-	44,795
Denmark	1,949,128	-	1	1,949,129	1.0	171,778	1,432,545	344,806	-	-	-	2,013,719
Spain	418,365	-	-	418,365	0.2	418,365	-	-	-	-	-	734,316
Korea	295,012	-	-	295,012	0.2	-	85,990	-	209,022	-	-	236,163
Chile	1,042,349	134	3,226	1,045,709	0.6	358,514	266,247	360,255	3,412	10,578	46,703	701,817
Paraguay	357,914	-	(13,885)	344,029	0.2	225,220	42,155	2,046	20,943	25,311	28,354	256,673
Uruguay	295,067	76	294	295,437	0.2	7,294	99,971	88,305	32,086	67,069	712	224,557
United States	280,307	11,936	-	292,243	0.2	1,876	2,195	-	-	-	288,172	9,393,996
Mexico	210,505	4,050	926	215,481	0.1	222	-	-	-	1	215,258	28,726
Other	39,716	15	63	39,794	0.0	36,514	-	-	-	2,155	1,125	-
CORPORATE SECURITIES	31,432,488	(33,310)	361,537	31,760,715	16.9	5,190,163	593,222	1,124,313	2,555,900	4,931,206	17,365,911	30,993,460
Eurobonds and other	5,065,829	(15,002)	84,149	5,134,976	2.9	94,339	201,881	184,664	711,356	956,487	2,986,249	5,425,849
Bank deposit certificates	1,359,760	-	301	1,360,061	0.7	25,026	82,478	384,041	538,128	170,147	160,241	3,009,878
Shares	2,883,311	(34,261)	(6,230)	2,842,820	1.5	2,842,820	-	-	-	-	-	3,887,130
Debentures	8,600,891	1,419	70,918	8,673,228	4.6	121,507	-	107,846	576,063	1,438,215	6,429,597	8,020,371
Promissory notes	936,086	-	34	936,120	0.5	52,863	115,687	297,752	469,818	-	-	1,264,832
Fund quotas	2,004,673	13,111	3,553	2,021,337	1.0	2,017,226	-	-	-	-	4,111	1,786,805
Fixed income	808,470	(2,396)	(29)	806,045	0.4	801,934	-	-	-	-	4,111	640,029
Credit rights	971,739	-	-	971,739	0.5	971,739	-	-	-	-	-	882,290
Variable income	224,464	15,507	3,582	243,553	0.1	243,553	-	-	-	-	-	264,486
Securitized real estate loans	7,836,108	1,423	208,421	8,045,952	4.3	36,382	91,206	150,010	244,948	704,480	6,818,926	7,586,379
Financial bills	2,475,123	-	-	2,475,123	1.3	-	-	-	-	1,656,517	818,606	-
Other	270,707	-	391	271,098	0.1	-	101,970	-	15,587	5,360	148,181	12,216
PGBL/VGBL FUND QUOTAS (1)	57,733,857	-	-	57,733,857	30.7	57,733,857	-	-	-	-	-	46,050,748
SUBTOTAL - SECURITIES	177,588,881	26,698	718,599	178,334,178	94.9	66,209,060	4,014,243	2,207,166	16,907,396	18,288,284	70,708,029	178,255,226
Trading securities	129,672,459	26,698	-	129,699,157	69.0	61,964,079	1,494,000	729,747	13,106,274	9,167,851	43,237,206	133,215,733
Available-for-sale securities	44,811,452	-	718,599	45,530,051	24.2	4,158,361	2,520,007	1,477,419	3,768,370	8,926,463	24,679,431	41,869,537
Held-to-maturity securities (2)	3,104,970	-	-	3,104,970	1.7	86,620	236	-	32,752	193,970	2,791,392	3,169,956
DERIVATIVE FINANCIAL INSTRUMENTS	8,901,667	644,579	-	9,546,246	5.1	2,265,686	1,571,716	645,290	1,478,856	982,578	2,602,120	8,307,189
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	186,490,548	671,277	718,599	187,880,424	100.0	68,474,746	5,585,959	2,852,456	18,386,252	19,270,862	73,310,149	186,562,415
						23.7%	16.5%	6.8%	15.5%	10.2%	27.3%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(5,504,488)	(1,272,690)	(30,138)	(6,807,316)	100.0	(1,526,453)	(631,313)	(619,382)	(1,361,951)	(916,353)	(1,751,864)	(5,704,835)

(1)   The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)   Unrecorded positive adjustment to market value in the amount of R$ 596,846 (R$ 604,417 at 12/31/2010), according to Note 7e.

b) Summary by portfolio

	12/31/2011
		Restricted to				Assets
	Own portfolio	Repurchase agreements	Pledging of guarantees (*)	Central Bank	Derivative financial instruments	guaranteeing technical provisions (Note 11b)	TOTAL
GOVERNMENT SECURITIES - DOMESTIC	40,873,914	18,619,706	9,296,045	10,120,684	-	4,809,150	83,719,499
Financial Treasury Bills	7,293,991	8,221,629	5,407,856	9,771,393	-	430,781	31,125,650
National Treasury Bills	14,719,930	2,443,146	324,147	-	-	-	17,487,223
National Treasury Notes	15,363,516	3,885,375	3,564,042	349,291	-	4,378,369	27,540,593
National Treasury/Securitization	294,891	-	-	-	-	-	294,891
Brazilian External Debt Bonds	3,126,722	4,069,556	-	-	-	-	7,196,278
Investments in non-exclusive funds	74,129	-	-	-	-	-	74,129
Other	735	-	-	-	-	-	735
GOVERNMENT SECURITIES - ABROAD	3,867,331	93,411	1,136,893	10,071	-	12,401	5,120,107
Argentina	154,060	70,848	-	-	-	-	224,908
Central Bank	2,958	-	-	-	-	-	2,958
National Treasury	151,102	70,848	-	-	-	-	221,950
Denmark	893,368	-	1,055,761	-	-	-	1,949,129
Spain	418,365	-	-	-	-	-	418,365
Korea	295,012	-	-	-	-	-	295,012
Chile	1,008,932	13,184	1,121	10,071	-	12,401	1,045,709
Paraguay	344,029	-	-	-	-	-	344,029
Uruguay	217,302	-	78,135	-	-	-	295,437
United States	290,367	-	1,876	-	-	-	292,243
Mexico	206,102	9,379	-	-	-	-	215,481
Other	39,794	-	-	-	-	-	39,794
CORPORATE SECURITIES	24,064,030	2,445,796	295,063	-	-	4,955,826	31,760,715
Eurobonds and other	2,775,819	2,359,157	-	-	-	-	5,134,976
Bank deposit certificates	300,701	83,980	9,814	-	-	965,566	1,360,061
Shares	2,838,349	2,659	1,812	-	-	-	2,842,820
Debentures	7,332,930	-	283,425	-	-	1,056,873	8,673,228
Promissory Notes	669,110	-	-	-	-	267,010	936,120
Fund quotas	1,635,284	-	12	-	-	386,041	2,021,337
Fixed income	451,218	-	12	-	-	354,815	806,045
Credit rights	940,513	-	-	-	-	31,226	971,739
Variable income	243,553	-	-	-	-	-	243,553
Securitized real estate loans	8,031,823	-	-	-	-	14,129	8,045,952
Financial bills	208,916	-	-	-	-	2,266,207	2,475,123
Other	271,098	-	-	-	-	-	271,098
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	57,733,857	57,733,857
SUBTOTAL - SECURITIES	68,805,275	21,158,913	10,728,001	10,130,755	-	67,511,234	178,334,178
Trading securities	36,568,072	12,474,007	7,528,867	9,771,393	-	63,356,818	129,699,157
Available-for-sale securities	32,185,450	8,455,392	3,174,304	359,362	-	1,355,543	45,530,051
Held-to-maturity securities	51,753	229,514	24,830	-	-	2,798,873	3,104,970
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	9,546,246	-	9,546,246
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	68,805,275	21,158,913	10,728,001	10,130,755	9,546,246	67,511,234	187,880,424
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 12/31/2010	48,644,585	63,494,185	9,100,234	3,048,179	8,307,189	53,968,043	186,562,415

(*)   Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2011										12/31/2010
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	62,338,412	44,810	62,383,222	48.1	1,946,247	1,367,422	237,401	12,270,886	6,864,777	39,696,489	69,498,510
Financial Treasury Bills	28,089,132	(2,286)	28,086,846	21.7	-	1,326,358	-	2,501,946	970,572	23,287,970	18,935,217
National Treasury Bills	13,497,845	(26,296)	13,471,549	10.4	-	-	215,650	8,488,716	2,262,241	2,504,942	30,636,039
National Treasury Notes	19,592,047	26,692	19,618,739	15.1	1,684,763	11,162	16,950	1,271,290	3,558,134	13,076,440	19,116,382
National Treasury/Securitization	35,684	500	36,184	0.0	-	15,047	4,801	3,538	5,382	7,416	60,619
Brazilian External Debt Bonds	1,049,575	46,200	1,095,775	0.8	187,355	14,855	-	5,396	68,448	819,721	666,917
Investments in non-exclusive funds	74,129	-	74,129	0.1	74,129	-	-	-	-	-	67,860
Other	-	-	-	-	-	-	-	-	-	-	15,476
GOVERNMENT SECURITIES - ABROAD	787,570	15,198	802,768	0.6	32,616	119,461	84,213	36,937	14,655	514,886	9,352,750
Argentina	225,921	(1,013)	224,908	0.2	11,685	105,779	48,976	36,937	259	21,272	292,578
Central Bank	3,044	(86)	2,958	0.0	-	-	-	63	-	2,895	85,546
National Treasury	222,877	(927)	221,950	0.2	11,685	105,779	48,976	36,874	259	18,377	207,032
Russia	-	-	-	-	-	-	-	-	-	-	44,795
Chile	50,439	134	50,573	0.0	15,721	10,054	24,749	-	49	-	248,354
Uruguay	27,370	76	27,446	0.0	3,334	1,433	10,488	-	12,191	-	24,007
United States	280,307	11,936	292,243	0.2	1,876	2,195	-	-	-	288,172	8,714,290
Mexico	200,517	4,050	204,567	0.2	-	-	-	-	1	204,566	28,726
Other	3,016	15	3,031	0.0	-	-	-	-	2,155	876	-
CORPORATE SECURITIES	8,812,620	(33,310)	8,779,310	6.8	2,251,359	7,117	408,133	798,451	2,288,419	3,025,831	8,313,726
Eurobonds and other	1,446,433	(15,002)	1,431,431	1.1	377	7,117	3,962	31,379	218,600	1,169,996	1,452,703
Bank deposit certificates	1,085,299	-	1,085,299	0.8	10,266	-	296,325	448,460	170,147	160,101	2,450,754
Shares	887,285	(34,261)	853,024	0.7	853,024	-	-	-	-	-	1,441,937
Debentures	1,405,331	1,419	1,406,750	1.1	119,572	-	107,846	81,180	243,155	854,997	1,355,940
Promissory notes	290,295	-	290,295	0.2	52,863	-	-	237,432	-	-	-
Fund quotas	1,202,146	13,111	1,215,257	1.0	1,215,257	-	-	-	-	-	1,017,242
Fixed income	791,463	(2,396)	789,067	0.6	789,067	-	-	-	-	-	610,963
Credit rights	216,439	-	216,439	0.2	216,439	-	-	-	-	-	189,666
Variable income	194,244	15,507	209,751	0.2	209,751	-	-	-	-	-	216,613
Securitized real estate loans	20,708	1,423	22,131	0.0	-	-	-	-	-	22,131	594,220
Financial bills	2,475,123	-	2,475,123	1.9	-	-	-	-	1,656,517	818,606	930
PGBL/VGBL FUND QUOTAS	57,733,857	-	57,733,857	44.5	57,733,857	-	-	-	-	-	46,050,748
Total	129,672,459	26,698	129,699,157	100.0	61,964,079	1,494,000	729,747	13,106,274	9,167,851	43,237,206	133,215,734
% per maturity term					47.7%	1.2%	0.6%	10.1%	7.1%	33.3%
Total 12/31/2010	132,963,390	252,344	133,215,734	100.0	71,334,402	9,310,315	7,795,412	9,097,782	8,327,250	27,350,573
% per maturity term					53.5%	7.0%	5.9%	6.8%	6.3%	20.5%

At December 31, 2011, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities – Financial Treasury Bills amounting to R$ 6,502 (R$ 5,825 at 12/31/2010 with maturity over 365 days) with maturity of 181 to 365 days.

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2011										12/31/2010
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	17,962,758	366,437	18,329,195	40.3	20,977	18,717	1,064	1,778,210	6,244,188	10,266,039	14,795,909
Financial Treasury Bills	3,039,278	(474)	3,038,804	6.7	-	17,632	-	327,416	1,950,734	743,022	6,031,257
National Treasury Bills	4,028,324	(12,650)	4,015,674	8.8	-	-	-	1,449,859	681,227	1,884,588	51,351
National Treasury Notes	4,962,660	146,965	5,109,625	11.2	20,977	407	340	653	3,608,324	1,478,924	3,706,888
National Treasury/Securitization	264,416	(5,709)	258,707	0.6	-	-	-	-	-	258,707	263,736
Brazilian External Debt Bonds	5,667,405	238,245	5,905,650	13.0	-	678	724	-	3,450	5,900,798	4,717,694
Other	675	60	735	0.0	-	-	-	282	453	-	24,983
GOVERNMENT SECURITIES - ABROAD	4,326,705	(9,375)	4,317,330	9.4	1,198,852	1,915,421	760,175	265,463	90,718	86,701	4,558,738
Argentina	-	-	-	-	-	-	-	-	-	-	341
Denmark	1,949,128	1	1,949,129	4.3	171,778	1,432,545	344,806	-	-	-	2,013,719
Spain	418,365	-	418,365	0.9	418,365	-	-	-	-	-	734,316
Korea	295,012	-	295,012	0.6	-	85,990	-	209,022	-	-	236,163
Chile	991,910	3,226	995,136	2.1	342,793	256,193	335,506	3,412	10,529	46,703	453,463
Paraguay	357,914	(13,885)	344,029	0.8	225,220	42,155	2,046	20,943	25,311	28,354	256,673
Uruguay	267,697	294	267,991	0.6	3,960	98,538	77,817	32,086	54,878	712	184,357
United States	-	-	-	-	-	-	-	-	-	-	679,706
Mexico	9,988	926	10,914	0.0	222	-	-	-	-	10,692	-
Other	36,691	63	36,754	0.1	36,514	-	-	-	-	240	-
CORPORATE SECURITIES	22,521,989	361,537	22,883,526	50.3	2,938,532	585,869	716,180	1,724,697	2,591,557	14,326,691	22,514,890
Eurobonds and other	3,554,269	84,149	3,638,418	7.9	93,690	194,528	180,702	679,977	686,657	1,802,864	3,842,997
Bank deposit certificates	274,461	301	274,762	0.6	14,760	82,478	87,716	89,668	-	140	559,124
Shares	1,996,026	(6,230)	1,989,796	4.4	1,989,796	-	-	-	-	-	2,445,193
Debentures	7,165,126	70,918	7,236,044	15.9	1,935	-	-	464,449	1,195,060	5,574,600	6,633,932
Promissory notes	645,791	34	645,825	1.4	-	115,687	297,752	232,386	-	-	1,264,832
Fund quotas	802,527	3,553	806,080	1.8	801,969	-	-	-	-	4,111	769,563
Fixed income	17,007	(29)	16,978	0.0	12,867	-	-	-	-	4,111	29,066
Credit rights	755,300	-	755,300	1.7	755,300	-	-	-	-	-	692,624
Variable income	30,220	3,582	33,802	0.1	33,802	-	-	-	-	-	47,873
Securitized real estate loans	7,813,082	208,421	8,021,503	17.7	36,382	91,206	150,010	242,630	704,480	6,796,795	6,987,961
Other	270,707	391	271,098	0.6	-	101,970	-	15,587	5,360	148,181	11,288
TOTAL	44,811,452	718,599	45,530,051	100.0	4,158,361	2,520,007	1,477,419	3,768,370	8,926,463	24,679,431	41,869,537
Adjustments of securities reclassified in prior years to the held-to-maturity category		10,771			9.1%	5.5%	3.2%	8.3%	19.6%	54.3%
Accounting adjustment - Hedge - Circular No. 3,082		(277,529)
Deferred taxes		(149,026)
Minority interest in subsidiaries		(28,870)
Adjustment of securities of unconsolidated affiliates		(413,087)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 12/31/2011		(139,142)
TOTAL 12/31/2010	41,415,788	453,749	41,869,537	100	4,142,818	4,502,552	3,594,303	4,658,999	2,995,733	21,975,132
Adjustments of securities reclassified in prior years to the held-to-maturity category		12,681			9.9%	10.8%	8.6%	11.1%	7.2%	52.4%
Accounting adjustment - Hedge - Circular No. 3,082		(51,044)
Deferred taxes		(171,926)
Minority interest in subsidiaries		(2,404)
Adjustment of securities of unconsolidated affiliates		(223,928)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 12/31/2010		17,128

At December 31, 2011, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities in the amount of R$ 7,129 with maturity of 181 to 365 days (R$ 34,051 at December 31, 2010 of which the National Treasury Notes amount to R$ 27,664 with maturity between 31 and 90 days, and the Financial Treasury Bills amount to R$ 6,387 with maturity over 365 days).

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value, not considered in results, are the amounts of R$ 10,771 (R$ 12,681 at December 31, 2010) relating to the market adjustment of the reclassified securities at December 31, 2003. Securities classified under this category, if stated at market value, would present a positive adjustment of R$ 596,846 at December 31, 2011 (R$ 604,417 at December 31, 2010).

	12/31/2011								12/31/2010
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	3,007,082	96.8	86,348	-	-	-	142,740	2,777,994	2,988,917
National Treasury Notes (*)	2,812,229	90.5	-	-	-	-	34,235	2,777,994	2,762,802
Brazilian External Debt Bonds	194,853	6.3	86,348	-	-	-	108,505	-	226,107
Other	-	-	-	-	-	-	-	-	8
GOVERNMENT SECURITIES - ABROAD	9	0.0	-	-	-	-	-	9	16,193
CORPORATE SECURITIES	97,879	3.2	272	236	-	32,752	51,230	13,389	164,846
Eurobonds and other	65,127	2.1	272	236	-	-	51,230	13,389	130,149
Debentures (1)	30,434	1.0	-	-	-	30,434	-	-	30,499
Securitized real estate loans	2,318	0.1	-	-	-	2,318	-	-	4,198
Total	3,104,970	100.0	86,620	236	-	32,752	193,970	2,791,392	3,169,956
% per maturity term			2.8%	0.0%	-	1.1%	6.2%	89.9%
Total 12/31/2010	3,028,933	100.0	11,188	10,227	18,774	142,994	249,770	2,595,980
% per maturity term			0.4%	0.3%	0.5%	4.7%	8.2%	85.7%

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,036,747 (R$ 2,016,807 at December 31, 2010).

f)   Realized and unrealized gain of securities portfolio

	01/01 to 12/31/2011	01/01 to 12/31/2010
Gain (loss) - Trading securities	(1,884,911)	97,391
Gain (loss) – Available-for-sale securities	301,358	558,920
Total realized gain	(1,583,553)	656,311
Adjustment to market value of trading securities	(225,647)	(72,650)
Total	(1,809,200)	583,661

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected reason, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

h)	Derivative Financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBovespa or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at December 31, 2011, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 7,788,197 (R$ 7,550,431 at December 31, 2010) and was basically composed of government securities.

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable/ (received)(payable)/ paid	Adjustment to market value (in results/ stockholders’ equity)	Market value
	12/31/2011	12/31/2010	12/31/2011	12/31/2011	12/31/2011	12/31/2010
Futures contracts	268,806,691	292,049,317	75,678	(49,576)	26,102	(56,197)
Purchase commitments	251,093,457	127,498,864	75,678	18,425	94,103	172,699
Foreign currency	59,086,805	8,128,154	(861)	11,805	10,944	(115)
Interbank market	144,153,604	98,353,005	941	(34)	907	45,180
Indices	41,365,378	19,288,222	75,487	6,652	82,139	94,688
Securities	6,337,726	1,644,975	-	2	2	-
Commodities	121,604	-	111	-	111	-
Other	28,340	84,508	-	-	-	32,946
Commitments to sell	17,713,234	164,550,453	-	(68,001)	(68,001)	(228,896)
Foreign currency	15,796,309	13,056,594	-	(62,767)	(62,767)	(14,097)
Interbank market	52,335	113,173,138	-	(362)	(362)	(45,379)
Indices	1,106,099	32,032,996	-	213	213	(126,868)
Securities	230,226	4,230,057	-	(3,008)	(3,008)	(177)
Commodities	513,005	-	-	(2,077)	(2,077)	-
Other	15,260	2,057,668	-	-	-	(42,375)
Swap contracts	-	-	72,360	(118,802)	(46,442)	921,278
Asset position	94,805,857	68,752,696	2,154,902	595,129	2,750,031	2,937,641
Foreign currency	9,882,748	7,243,721	605,726	7,272	612,998	(54,461)
Interbank market	39,935,611	34,370,129	544,683	50,033	594,716	1,460,714
Fixed rate	16,808,431	9,277,398	227,059	241,284	468,343	465,949
Floating rate	3,808,922	864,567	2,909	(362)	2,547	19,335
Indices	23,994,782	16,745,215	738,955	311,906	1,050,861	1,037,565
Securities	27,711	31,910	22,827	(26,037)	(3,210)	3,122
Commodities	3,000	-	-	-	-	-
Other	344,652	219,756	12,743	11,033	23,776	5,417
Liability position	94,733,497	68,493,648	(2,082,542)	(713,931)	(2,796,473)	(2,016,363)
Foreign currency	11,171,268	14,608,979	(607,984)	21,987	(585,997)	(327,791)
Interbank market	24,957,617	19,443,008	(99,646)	10,268	(89,378)	(223,480)
Fixed rate	21,732,526	7,834,574	(324,801)	(300,016)	(624,817)	(388,290)
Floating rate	6,144,340	3,272,086	(133,159)	1,906	(131,253)	(3,456)
Indices	29,224,854	23,121,546	(815,193)	(477,180)	(1,292,373)	(1,045,669)
Securities	111,595	28,783	(85,421)	34,128	(51,293)	(1,067)
Commodities	108,461	-	(999)	(4,044)	(5,043)	-
Other	1,282,836	184,672	(15,339)	(980)	(16,319)	(26,610)
Option contracts	1,108,515,671	2,331,971,056	1,212,946	(674,057)	538,889	246,142
Purchase commitments – long position	237,863,509	695,906,184	1,122,030	(372,975)	749,055	1,074,898
Foreign currency	17,481,380	24,903,212	885,988	(288,605)	597,383	311,749
Interbank market	36,910,843	530,427,631	64,834	(36,204)	28,630	468,970
Floating rate	278,388	314,295	1,417	(1,173)	244	1,637
Indices	181,516,985	138,085,213	124,447	(57,787)	66,660	129,007
Securities	1,161,948	1,533,796	31,120	10,910	42,030	113,379
Commodities	501,299	-	14,173	(310)	13,863	-
Other	12,666	642,037	51	194	245	50,156
Commitments to sell – long position	354,696,072	527,345,713	2,094,632	301,500	2,396,132	1,244,479
Foreign currency	7,635,296	12,295,017	148,936	(40,531)	108,405	480,454
Interbank market	27,211,517	404,532,475	293,440	(49,400)	244,040	99,431
Fixed rate	1,881	-	76	1,402	1,478	-
Floating rate	218,024	282,438	606	(260)	346	917
Indices	315,902,581	107,033,922	913,862	(2,118)	911,744	60,627
Securities	2,821,099	2,646,857	721,049	381,490	1,102,539	600,747
Commodities	767,655	-	14,143	(292)	13,851	-
Other	138,019	555,004	2,520	11,209	13,729	2,303
Purchase commitments – short position	174,396,804	527,730,100	(779,127)	46,826	(732,301)	(1,245,324)
Foreign currency	10,324,753	26,546,754	(454,429)	(96,552)	(550,981)	(461,860)
Interbank market	23,953,704	376,481,678	(47,363)	10,551	(36,812)	(263,333)
Indices	139,247,706	123,220,607	(258,169)	144,006	(114,163)	(399,000)
Securities	794,762	864,194	(15,336)	(13,050)	(28,386)	(75,242)
Commodities	64,920	-	(3,830)	2,077	(1,753)	-
Other	10,959	616,867	-	(206)	(206)	(45,889)
Commitments to sell – short position	341,559,286	580,989,059	(1,224,589)	(649,408)	(1,873,997)	(827,911)
Foreign currency	10,757,287	16,714,590	(308,839)	113,276	(195,563)	(545,577)
Interbank market	35,433,232	444,963,343	(178,363)	(237,990)	(416,353)	(192,745)
Fixed rate	1,881	-	(76)	(1,402)	(1,478)	-
Floating rate	-	-	-	181	181	-
Indices	293,394,454	118,333,496	(646,042)	(197,372)	(843,414)	(48,748)
Securities	1,635,568	825,393	(79,199)	(316,222)	(395,421)	(38,070)
Commodities	197,195	-	(9,422)	1,264	(8,158)	-
Other	139,669	152,237	(2,648)	(11,143)	(13,791)	(2,771)
Forward contracts	17,248,256	1,445,147	1,055,571	(28,993)	1,026,578	1,369,426
Purchases receivable	8,702,057	21,340	885,878	(61,598)	824,280	50,139
Foreign currency	7,883,317	-	623,364	(61,547)	561,817	-
Interbank market	519,792	-	-	-	-	-
Floating rate	262,117	21,340	261,918	-	261,918	50,139
Commodities	36,831	-	596	(51)	545	-
Purchases payable	1,351,234	-	(324,514)	(8,140)	(332,654)	(49,591)
Foreign currency	1,218,300	-	(43,311)	(7,515)	(50,826)	-
Floating rate	-	-	(261,918)	-	(261,918)	(49,591)
Commodities	130,857	-	(19,081)	(631)	(19,712)	-
Other	2,077	-	(204)	6	(198)	-
Sales receivable	2,230,047	1,423,807	1,011,835	7,781	1,019,616	1,397,678
Foreign currency	1,181,390	-	24,352	9,067	33,419	-
Interbank market	47,699	-	526	(1)	525	-
Fixed rate	147,953	-	147,787	(639)	147,148	-
Floating rate	110,134	-	110,002	-	110,002	-
Indices	189	-	188	-	188	-
Securities	731,176	-	724,891	(544)	724,347	-
Commodities	11,506	-	4,089	(102)	3,987	-
Other	-	1,423,807	-	-	-	1,397,678
Sales deliverable	4,964,918	-	(517,628)	32,964	(484,664)	(28,800)
Foreign currency	4,905,297	-	(341,957)	32,400	(309,557)	-
Interbank market	-	-	-	(8)	(8)	-
Fixed rate	-	-	(53,661)	(258)	(53,919)	-
Floating rate	-	-	(110,002)	-	(110,002)	(28,800)
Commodities	59,621	-	(12,008)	830	(11,178)	-

	Memorandum account/Notional amount		Balance sheet account receivable/ (received) (payable) paid	Adjustments to market value (in results/stockholders' equity)	Market value
	12/31/2011	12/31/2010	12/31/2011	12/31/2011	12/31/2011	12/31/2010
Credit derivatives	7,195,321	6,701,450	153,463	136,299	289,762	133,884
Asset position	3,659,633	2,902,115	242,792	157,739	400,531	261,321
Foreign currency	117,308	53,727	134	1,403	1,537	1,177
Fixed rate	1,820,095	2,621,843	226,387	134,389	360,776	255,785
Floating rate	-	-	4,955	11,278	16,233	-
Indices	-	-	11,144	(1,446)	9,698	-
Securities	1,721,101	226,545	172	12,104	12,276	4,359
Other	1,129	-	-	11	11	-
Liability position	3,535,688	3,799,335	(89,329)	(21,440)	(110,769)	(127,437)
Foreign currency	117,393	22,110	(121)	(1,379)	(1,500)	(812)
Fixed rate	2,899,987	3,126,150	(89,187)	(7,769)	(96,956)	(121,436)
Securities	517,179	651,075	(21)	(12,281)	(12,302)	(5,189)
Other	1,129	-	-	(11)	(11)	-
Forwards operations	31,284,974	36,958,479	69,385	55,580	124,965	(497,630)
Asset position	16,256,768	13,832,488	421,749	29,966	451,715	612,340
Foreign currency	15,862,100	13,121,050	415,142	29,966	445,108	556,161
Interbank market	18,570	168	283	-	283	1
Fixed rate	-	3,400	-	-	-	975
Floating rate	376,098	509,024	6,324	-	6,324	7,804
Other	-	198,846	-	-	-	47,399
Liability position	15,028,206	23,125,991	(352,364)	25,614	(326,750)	(1,109,970)
Foreign currency	14,945,815	22,758,545	(347,767)	25,614	(322,153)	(1,086,808)
Interbank market	12,986	26,711	(486)	-	(486)	(938)
Fixed rate	69,405	273,257	(1,199)	-	(1,199)	(3,208)
Floating rate	-	-	(858)	-	(858)	-
Indices	-	-	(2,054)	-	(2,054)	-
Other	-	67,478	-	-	-	(19,016)
Swap with target flow	50,873	6,021	(174)	(2,306)	(2,480)	-
Asset position – interbank market	50,873	6,021	-	-	-	-
Liability position - interbank market	-	-	(174)	(2,306)	(2,480)	-
Target flow of swap – asset position - foreign currency	53,488	25,384	-	4,441	4,441	-
Other derivative financial instruments	4,894,085	4,314,876	757,950	19,166	777,116	485,451
Asset position	4,639,716	3,394,599	892,171	32,172	924,343	728,693
Foreign currency	607,810	258,970	55,199	30,707	85,906	191,439
Fixed rate	973,165	697,805	520,543	(398)	520,145	377,006
Floating rate	-	-	-	-	-	(2,919)
Securities	3,053,908	-	315,972	1,863	317,835	-
Other	4,833	2,437,824	457	-	457	163,167
Liability position	254,369	920,277	(134,221)	(13,006)	(147,227)	(243,242)
Foreign currency	118,279	360,296	(74,353)	(11,377)	(85,730)	(183,424)
Fixed rate	-	33	-	-	-	(36)
Securities	74,798	-	(60,059)	-	(60,059)	-
Other	61,292	559,948	191	(1,629)	(1,438)	(59,782)
		ASSETS	8,901,667	644,579	9,546,246	8,307,189
		LIABILITIES	(5,504,488)	(1,302,828)	(6,807,316)	(5,704,835)
		TOTAL	3,397,179	(658,249)	2,738,930	2,602,354
Derivative contracts mature as follows (in days):
Memorandum account/ notional amount	0 - 30	31 - 180	181 - 365	Acima de 365	12/31/2011	12/31/2010
Futures	75,850,339	67,789,201	36,072,308	89,094,843	268,806,691	292,049,317
Swaps	9,938,875	16,691,512	19,678,975	46,341,593	92,650,955	66,586,199
Options	846,275,922	58,376,764	176,964,941	26,898,044	1,108,515,671	2,331,971,056
Forwards	3,392,768	7,970,738	3,625,680	2,259,070	17,248,256	1,445,147
Credit derivatives	88,450	1,902,379	1,025,165	4,179,327	7,195,321	6,701,450
Forwards	6,635,781	14,065,782	6,899,353	3,684,058	31,284,974	36,958,479
Swaps with target flow	-	-	-	50,873	50,873	12,050
Target flow of swap	-	-	-	53,488	53,488	25,384
Other	111,785	1,371,902	759,963	2,650,435	4,894,085	4,314,876

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2011										12/31/2010
	Cost	Adjustment to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS
Futures	75,678	(49,576)	26,102	0.3	395	51,759	4,860	(397)	(3,248)	(27,267)	-
BM&F Bovespa	75,672	(44,806)	30,866	0.3	517	57,727	4,733	(1,243)	(3,693)	(27,175)	-
Financial institutions	-	(4,122)	(4,122)	0.0	(122)	(2,444)	201	(1,511)	(246)	-	-
Companies	-	(648)	(648)	0.0	-	(3,530)	(74)	2,357	691	(92)	-
Individuals	6	-	6	0.0	-	6	-	-	-	-	-
Option premiums	3,216,662	(71,475)	3,145,187	33.0	1,251,956	181,813	221,929	659,589	113,243	716,657	2,319,377
BM&F Bovespa	2,091,861	(403,323)	1,688,538	17.7	1,162,296	11,080	34,765	470,611	9,786	-	1,304,670
Financial institutions	328,182	(42,582)	285,600	3.0	44,506	67,001	58,622	87,472	27,061	938	364,018
Companies	796,619	374,430	1,171,049	12.3	45,154	103,732	128,542	101,506	76,396	715,719	650,502
Individuals	-	-	-	-	-	-	-	-	-	-	187
Forwards	1,897,713	(53,817)	1,843,896	19.3	631,162	362,338	155,050	208,327	146,548	340,471	1,447,817
BM&F Bovespa	726,726	(546)	726,180	7.6	460,227	219,170	46,631	152	-	-	1,397,678
Financial institutions	81,976	(854)	81,122	0.8	74,394	408	1,014	1,840	3,466	-	50,139
Companies	1,089,011	(52,417)	1,036,594	10.9	96,541	142,760	107,405	206,335	143,082	340,471	-
Swaps - Adjustment receivable	2,154,902	595,129	2,750,031	28.8	230,034	350,694	167,437	503,337	533,970	964,559	2,937,641
BM&F Bovespa	223,425	108,967	332,392	3.5	13,180	24,956	31,083	61,205	21,850	180,118	270,832
Financial institutions	154,296	104,662	258,958	2.7	29,254	62,986	12,663	28,407	49,081	76,567	449,116
Companies	1,773,662	380,420	2,154,082	22.6	186,693	261,554	122,101	413,419	462,723	707,592	2,196,090
Individuals	3,519	1,080	4,599	0.0	907	1,198	1,590	306	316	282	21,603
Credit derivatives	242,792	157,739	400,531	4.2	40	14,591	17,102	6,526	51,769	310,503	261,321
Financial institutions	60,798	34,278	95,076	1.0	40	14,591	17,102	2,316	1,644	59,383	76,931
Companies	181,994	123,461	305,455	3.2	-	-	-	4,210	50,125	251,120	184,390
Forwards	421,749	29,966	451,715	4.7	97,407	101,331	73,318	66,727	43,652	69,280	612,340
Financial institutions	278,731	-	278,731	2.9	84,107	72,837	44,813	30,818	7,512	38,644	151,123
Companies	142,715	29,978	172,693	1.8	13,153	28,391	28,474	35,909	36,130	30,636	459,565
Individuals	303	(12)	291	0.0	147	103	31	-	10	-	1,652
Swaps with target flow - Companies	-	4,441	4,441	0.0	-	-	-	-	-	4,441	-
Other - financial institutions	892,171	32,172	924,343	9.7	54,692	509,190	5,594	34,747	96,644	223,476	728,693
Financial institutions	775,689	1,465	777,154	8.1	54,406	465,969	532	11,197	73,846	171,204	722,041
Companies	116,482	30,707	147,189	1.6	286	43,221	5,062	23,550	22,798	52,272	6,652
Total	8,901,667	644,579	9,546,246	100.0	2,265,686	1,571,716	645,290	1,478,856	982,578	2,602,120	8,307,189
% per maturity term					23.7%	16.5%	6.8%	15.5%	10.2%	27.3%
Total at 12/31/2010	7,518,121	789,068	8,307,189	100.0	1,686,236	2,014,656	573,176	1,314,565	753,686	1,964,870
% per maturity term					20.3%	24.3%	6.9%	15.8%	9.1%	23.7%

	12/31/2011										12/31/2010
	Cost	Adjustment to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Futures	-	-	-	-	-	-	-	-	-	-	(56,197)
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	(58,735)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(737)
Companies	-	-	-	-	-	-	-	-	-	-	3,275
Option premiums	(2,003,716)	(602,582)	(2,606,298)	38.3	(1,203,954)	(290,029)	(234,708)	(711,838)	(153,522)	(12,247)	(2,073,235)
BM&F Bovespa	(1,403,003)	(365,030)	(1,768,033)	26.0	(1,113,901)	(87,219)	(20,299)	(483,560)	(63,054)	-	(1,677,346)
Financial institutions	(488,895)	(198,646)	(687,541)	10.1	(85,559)	(185,347)	(179,812)	(162,022)	(63,439)	(11,362)	(298,902)
Companies	(111,692)	(39,008)	(150,700)	2.2	(4,494)	(17,439)	(34,597)	(66,256)	(27,029)	(885)	(96,256)
Individuals	(126)	102	(24)	0.0	-	(24)	-	-	-	-	(731)
Forwards	(842,142)	24,824	(817,318)	12.0	(41,886)	(91,767)	(193,303)	(55,937)	(99,004)	(335,421)	(78,391)
BM&F Bovespa	-	(8)	(8)	0.0	-	-	(8)	-	-	-	-
Financial institutions	(70,479)	3,549	(66,930)	1.0	(5,891)	(31,092)	(29,525)	(167)	(115)	(140)	(49,591)
Companies	(771,663)	21,283	(750,380)	11.0	(35,995)	(60,675)	(163,770)	(55,770)	(98,889)	(335,281)	(28,800)
Swaps - difference payable	(2,082,542)	(713,931)	(2,796,473)	41.1	(211,414)	(177,127)	(116,146)	(532,912)	(497,274)	(1,261,600)	(2,016,363)
BM&F Bovespa	(337,082)	(180,052)	(517,134)	7.6	(6,109)	(10,625)	(24,338)	(130,538)	(101,963)	(243,561)	(388,871)
Financial institutions	(446,003)	(235,806)	(681,809)	10.0	(133,912)	(75,391)	(13,005)	(40,886)	(110,062)	(308,553)	(397,090)
Companies	(1,269,604)	(286,806)	(1,556,410)	22.9	(70,127)	(89,048)	(72,991)	(341,529)	(273,856)	(708,859)	(1,170,619)
Individuals	(29,853)	(11,267)	(41,120)	0.6	(1,266)	(2,063)	(5,812)	(19,959)	(11,393)	(627)	(59,783)
Credit derivatives	(89,329)	(21,440)	(110,769)	1.7	-	(5,127)	(8,953)	(6,760)	(8,873)	(81,056)	(127,437)
Financial institutions	(89,091)	(17,409)	(106,500)	1.6	-	(5,127)	(8,953)	(4,540)	(7,488)	(80,392)	(124,798)
Companies	(238)	(4,031)	(4,269)	0.1	-	-	-	(2,220)	(1,385)	(664)	(2,639)
Forwards	(352,364)	25,614	(326,750)	4.7	(69,029)	(67,263)	(61,015)	(48,599)	(47,031)	(33,813)	(1,109,970)
Financial institutions	(247,121)	(1)	(247,122)	3.6	(56,219)	(50,964)	(40,448)	(32,641)	(38,172)	(28,678)	(628,098)
Companies	(104,991)	25,665	(79,326)	1.1	(12,777)	(16,060)	(20,564)	(15,931)	(8,859)	(5,135)	(480,813)
Individuals	(252)	(50)	(302)	0.0	(33)	(239)	(3)	(27)	-	-	(1,059)
Swaps with target flow - Companies	(174)	(2,306)	(2,480)	0.0	-	-	-	-	-	(2,480)	-
Other	(134,221)	(13,007)	(147,228)	2.2	(170)	-	(5,257)	(5,905)	(110,649)	(25,247)	(243,242)
BM&F Bovespa	-	-	-	-		-	-	-	-	-	(7)
Financial institutions	(75,664)	(4,345)	(80,009)	1.2	(170)	-	-	-	(79,839)	-	(174,173)
Companies	(58,557)	(8,662)	(67,219)	1.0	-	-	(5,257)	(5,905)	(30,810)	(25,247)	(69,026)
Individuals	-	-	-	-	-	-	-	-	-	-	(36)
Total	(5,504,488)	(1,302,828)	(6,807,316)	100.0	(1,526,453)	(631,313)	(619,382)	(1,361,951)	(916,353)	(1,751,864)	(5,704,835)
% per maturity term					22.4%	9.3%	9.1%	20.0%	13.5%	25.7%
Total at 12/31/2010	(5,667,816)	(37,019)	(5,704,835)	100.0	(1,146,305)	(837,818)	(586,321)	(1,408,613)	(744,365)	(981,413)
% per maturity term					20.1%	14.7%	10.3%	24.7%	13.0%	17.2%

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2011
	Futures	Swaps	Options	Forwards	Credit derivatives	Forwards	Swap with target flow	Target flow of swap	Other
BM&F Bovespa	207,682,736	12,905,296	1,063,857,655	1,299,979	-	-	-	-	-
Over-the-counter market	61,123,955	79,745,659	44,658,016	15,948,277	7,195,321	31,284,974	50,873	53,488	4,894,085
Financial institutions	6,733,113	21,225,565	36,036,706	1,735,245	5,619,795	23,657,453	-	-	3,526,457
Companies	54,390,392	55,756,355	8,612,773	14,213,032	1,575,526	7,597,207	50,873	53,488	1,367,628
Individuals	450	2,763,739	8,537	-	-	30,314	-	-	-
Total	268,806,691	92,650,955	1,108,515,671	17,248,256	7,195,321	31,284,974	50,873	53,488	4,894,085
TOTAL 12/31/2010	292,049,317	66,586,199	2,331,971,056	1,445,147	6,701,450	36,958,479	12,050	25,384	4,314,876

IV - Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Credit risk amount
	12/31/2011	12/31/2010
Transferred	(3,659,633)	(3,289,161)
Credit swaps whose underlying assets are:
Securities	(2,471,934)	(2,872,680)
Total return rate swaps whose underlying assets are:
Securities	(1,187,699)	(416,481)
Received	3,535,688	3,412,289
Credit swaps whose underlying assets are:
Securities	3,526,626	3,404,240
Total return rate swaps whose underlying assets are:
Securities	9,062	8,049
Total	(123,945)	123,128

During the period, there was no occurrence of credit events related to those set forth in agreements.

According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect on the calculation of the Required Referential Equity amounts to R$ 91,751 at December 31, 2011 (R$ 255,726 at December 31, 2010).

V -	Accounting hedge

a)	The purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at December 31, 2011 ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2012 and 2017 in the amount of R$ 30,948,192 (R$ 20,357,388 at December 31, 2010). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at December 31, 2011 ITAÚ UNIBANCO HOLDING negotiated SWAP contracts with maturity in 2015 in the amount of R$ 737,324 (R$ 654,937 at December 31, 2010). These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of R$ (168,455) (R$ (28,252) at December 31, 2010), of which R$ (151,774) (R$ (17,081) at December 31, 2010) refers to CDB and (R$ 16,681) (R$ (11,171) at December 31, 2010) refers to Redeemable Preferred shares. The hedged items total R$ 31,672,085 (R$ 20,419,986 at December 31, 2010), of which R$ 30,934,761 (R$ 19,765,049 at December 31, 2010) are CDB with maturities between 2012 and 2017 and R$ 737,324 (R$ 654,937 at December 31, 2010) are SWAPS of Redeemable Preferred Shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (179,954) (R$ (83,757) at December 31, 2010).

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

In the first quarter of 2011, ITAÚ UNIBANCO HOLDING carried out a repurchase of subordinated CDBs, giving rise to an effect in stockholders’ equity of R$ 3,210.

b)	The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 40,545 (R$ 103,439 at December 31, 2010) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

VI - Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 12/31/2011	01/01 to 12/31/2010
Swap	(475,822)	169,239
Forwards	(139,496)	28,689
Futures	(872,682)	1,247,597
Options	311,738	695,155
Credit derivatives	184,836	82,605
Other	791,322	(301,594)
Foreign exchange variation on investments abroad	2,776,810	(1,065,833)
Total	2,576,706	855,858

VII - Clearing agreements

Derivative operations on the over-the-counter market are carried out under derivative agreements which provide for clearing of amounts payable and receivable resulting from such derivatives, pursuant to article three of paragraph two, of CMN Resolution No. 3,263 of 02/24/2005.

i)	Changes in adjustment to market value for the period

	01/01 to 12/31/2011	01/01 to 12/31/2010
Opening balance	1,407,096	615,862
Adjustments with impact on:
Results	(1,605,804)	658,631
Trading securities	(225,647)	(72,650)
Derivative financial instruments	(1,380,157)	731,281
Stockholders’ equity	38,365	132,603
Available-for-sale	264,850	38,464
Accounting Hedge – Derivative Financial Instruments	(226,485)	94,139
Futures	(216,530)	119,363
Swap	(9,955)	(25,224)

Closing balance	(160,343)	1,407,096
Adjustment to market value	(160,343)	1,407,096
Trading securities	26,698	252,344
Available-for-sale securities	718,599	453,749
Derivative financial instruments	(905,640)	701,003
Trading securities	(628,111)	752,047
Accounting hedge	(277,529)	(51,044)
Futures	(247,391)	(30,861)
Swap	(30,138)	(20,183)

For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	12/31/2011	12/31/2010
Adjustment of available-for-sale securities – stockholders’ equity	718,599	453,749
Adjustment to held-to-maturity securities (*)	607,617	617,098
Total unrealized gain	1,326,216	1,070,847

(*)	Includes the amount of R$ 10,771 (R$ 12,681 at December 31, 2010) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

In compliance with CVM Instruction No. 475 of December 17, 2008, Itaú Unibanco carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed. Each market risk factor was subject to a sensitivity level, with shock applications of 25% and 50%, both for growth and fall. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the Itaú Unibanco exposure under exceptional scenarios.

In accordance with the operations classification criteria set forth in CMN Resolution No. 3,464 of June 26, 2007 and BACEN Circular No. 3,354 of June 27, 2007, and the New Capital Accord – Basel II, the financial instruments, including all transactions with derivatives, are segregated into Trading and Banking portfolios. The market risk measurement is made according to this segregation.

The sensitivity analyses shown in this report are an evaluation of an instant position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including derivatives, which are held with the intention of being traded in the short term and intended for hedging other financial instruments of this portfolio or locking of the arbitrage results.

Amount in R$ (000)

Trading portfolio	Exposures	12/31/2011 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(1,118)	(27,821)	(55,369)
Foreign exchange	Rates of foreign currency coupon	246	(6,207)	(12,531)
Foreign currency	Exchange variation	(7,486)	(187,152)	(374,305)
Price indices	Rates of price index coupon	(163)	(4,060)	(8,083)
Reference rate	Rate of TR coupon	367	(9,267)	(18,706)
Shares	Share price	525	(13,121)	(26,243)
	Total without correlation	(7,629)	(247,628)	(495,236)
	Total with correlation	(5,501)	(178,532)	(357,049)

(*) Amounts net of tax effects

The banking portfolio comprises transactions that do not fit into the trading portfolio. It consists of transactions held with the intention of being traded in the medium and long terms, and their respective hedges, as well as transactions intended for the active management of financial risks, which may or may not be carried out with derivative financial instruments.

Amount in R$ (000)

Trading and Banking portfolios	Exposures	12/31/2011 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(4,343)	(108,226)	(215,754)
Foreign exchange	Rates of foreign currency coupon	(1,068)	(26,420)	(52,268)
Foreign currency	Exchange variation	(1,960)	(49,009)	(98,018)
Price indices	Rates of price index coupon	(1,021)	(25,313)	(50,197)
Reference rate	Rate of TR coupon	(3,355)	(82,061)	(160,429)
Shares	Share price	1,381	(34,523)	(69,046)
	Total without correlation	(10,366)	(325,552)	(645,712)
	Total with correlation	(7,474)	(234,712)	(465,538)

(*) Amounts net of tax effects

The following scenarios are used to measure the sensitivity:

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Andima, etc).

Scenario II: Shocks at 25 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Scenario III: Shocks at 50 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments contracted by Itaú Unibanco are shown in the item Derivative Financial Instruments in this note.

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	12/31/2011										12/31/2010
Risk levels	AA	A	B	C	D	E	F	G	H
Loan operations	104,011,016	99,360,447	26,212,747	15,307,490	13,234,918	2,903,159	2,458,183	1,824,200	9,224,454	274,536,614	220,560,307
Loans and discounted trade receivables	45,824,837	49,086,216	14,979,238	12,394,717	11,598,879	2,126,145	1,957,545	1,505,531	8,234,652	147,707,760	121,832,381
Financing	38,421,370	42,816,554	10,076,213	2,609,186	1,263,106	652,964	484,580	301,037	925,638	97,550,648	76,997,354
Farming and agribusiness financing	4,777,708	606,165	167,077	37,321	228,427	93,022	173	127	28,810	5,938,830	5,424,948
Real estate financing	14,987,101	6,851,512	990,219	266,266	144,506	31,028	15,885	17,505	35,354	23,339,376	16,305,624

Lease operations	4,605,233	14,571,725	3,543,091	1,436,557	889,950	394,980	318,479	258,387	703,189	26,721,591	37,764,648

Credit card operations	-	31,531,377	1,436,327	1,869,329	858,933	520,045	433,703	369,902	3,160,635	40,180,251	33,685,363

Advance on exchange contracts (1)	2,657,957	923,474	228,154	35,208	68,418	8,539	-	2,915	10,721	3,935,386	2,860,760

Other sundry receivables (2)	1,288	29,497	6,239	23,690	12,310	3,606	7,478	970	23,862	108,940	181,766

Total operations with credit granting characteristics	111,275,494	146,416,520	31,426,558	18,672,274	15,064,529	3,830,329	3,217,843	2,456,374	13,122,861	345,482,782	295,052,844
Endorsements and sureties (3)										51,529,592	38,373,987

Total with endorsements and sureties	111,275,494	146,416,520	31,426,558	18,672,274	15,064,529	3,830,329	3,217,843	2,456,374	13,122,861	397,012,374	333,426,831
TOTAL – 12/31/2010	49,370,286	142,580,785	56,024,916	16,120,094	11,169,103	4,580,021	2,868,243	1,781,222	10,558,174	295,052,844

 (1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);

(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;

(3) Recorded in Memorandum Accounts.

II - By maturity and risk level

	12/31/2011										12/31/2010
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	3,417,783	3,279,619	2,818,553	1,603,786	1,324,479	1,020,744	4,223,906	17,688,870	11,754,878
01 to 30	-	-	206,281	215,961	161,529	74,863	58,602	49,154	406,496	1,172,886	636,712
31 to 60	-	-	115,116	114,312	113,858	60,643	54,699	42,237	205,335	706,200	621,905
61 to 90	-	-	114,292	112,769	103,699	59,693	49,531	42,138	197,779	679,901	546,108
91 to 180	-	-	329,188	311,942	300,053	170,169	174,931	116,865	536,219	1,939,367	1,522,926
181 to 365	-	-	605,243	568,856	553,828	312,724	260,225	214,513	915,109	3,430,498	2,581,308
Over 365	-	-	2,047,663	1,955,779	1,585,586	925,694	726,491	555,837	1,962,968	9,760,018	5,845,919

Overdue installments	-	-	546,294	688,980	1,214,593	1,015,932	1,034,946	944,154	6,675,077	12,119,976	10,269,107
01 to 14	-	-	28,013	76,267	65,269	33,478	25,760	21,116	102,923	352,826	278,195
15 to 30	-	-	466,902	110,771	184,235	62,467	40,073	29,875	164,050	1,058,373	1,063,084
31 to 60	-	-	51,379	444,602	308,051	156,009	162,535	61,302	287,161	1,471,039	1,362,933
61 to 90	-	-	-	42,429	599,822	191,134	157,918	88,349	321,611	1,401,263	1,024,027
91 to 180	-	-	-	14,911	57,216	540,131	606,291	700,985	1,324,238	3,243,772	2,668,409
181 to 365	-	-	-	-	-	32,713	42,369	42,527	4,268,987	4,386,596	3,624,643
Over 365	-	-	-	-	-	-	-	-	206,107	206,107	247,816
SUBTOTAL	-	-	3,964,077	3,968,599	4,033,146	2,619,718	2,359,425	1,964,898	10,898,983	29,808,846	22,023,985
SPECIFIC ALLOWANCE	-	-	(39,640)	(119,058)	(403,315)	(785,915)	(1,179,713)	(1,375,429)	(10,898,983)	(14,802,053)	(11,217,317)
SUBTOTAL - 12/31/2010	-	-	2,963,550	2,781,866	2,697,374	2,144,336	1,655,290	1,393,423	8,388,146	22,023,985
	NON-OVERDUE OPERATIONS
Falling due installments	110,471,028	145,430,455	27,233,846	14,282,454	10,819,500	1,176,575	828,410	476,225	2,173,999	312,892,492	271,070,610
01 to 30	9,723,156	24,712,809	4,858,581	4,654,475	3,364,234	175,198	111,245	60,050	574,576	48,234,324	40,375,447
31 to 60	9,395,845	13,507,877	1,914,979	1,084,983	640,673	67,823	45,625	30,940	232,417	26,921,162	23,426,165
61 to 90	5,690,180	8,731,428	1,602,619	889,309	513,289	82,203	41,334	19,025	135,668	17,705,055	17,087,370
91 to 180	12,746,155	16,051,071	2,904,421	1,655,287	1,103,358	117,661	58,833	43,480	244,987	34,925,253	31,636,386
181 to 365	15,718,621	20,708,001	4,552,891	1,905,820	1,673,551	153,994	109,509	72,570	258,290	45,153,247	41,707,644
Over 365	57,197,071	61,719,269	11,400,355	4,092,580	3,524,395	579,696	461,864	250,160	728,061	139,953,451	116,837,598

Overdue up to 14 days	804,466	986,065	228,635	421,221	211,883	34,036	30,008	15,251	49,879	2,781,444	1,958,249
SUBTOTAL	111,275,494	146,416,520	27,462,481	14,703,675	11,031,383	1,210,611	858,418	491,476	2,223,878	315,673,936	273,028,859
GENERIC ALLOWANCE	-	(732,082)	(274,625)	(441,111)	(1,103,138)	(363,183)	(429,209)	(344,033)	(2,223,878)	(5,911,259)	(6,269,506)
SUBTOTAL - 12/31/2010	49,370,286	142,580,785	53,061,366	13,338,228	8,471,729	2,435,685	1,212,953	387,799	2,170,028	273,028,859
GRAND TOTAL	111,275,494	146,416,520	31,426,558	18,672,274	15,064,529	3,830,329	3,217,843	2,456,374	13,122,861	345,482,782	295,052,844
EXISTING ALLOWANCE	-	(732,082)	(314,265)	(560,169)	(4,419,271)	(1,914,781)	(2,252,169)	(2,456,129)	(13,122,861)	(25,771,727)	(22,018,218)
Minimum allowance required (3)	-	(732,082)	(314,265)	(560,169)	(1,506,453)	(1,149,098)	(1,608,922)	(1,719,462)	(13,122,861)	(20,713,312)	(17,486,823)
Additional allowance (4)	-	-	-	-	(2,912,818)	(765,683)	(643,247)	(736,667)	-	(5,058,415)	(4,531,395)
GRAND TOTAL 12/31/2010	49,370,286	142,580,785	56,024,916	16,120,094	11,169,103	4,580,021	2,868,243	1,781,222	10,558,174	295,052,844
EXISTING ALLOWANCE	-	(712,904)	(560,250)	(759,198)	(3,349,614)	(2,289,552)	(2,007,483)	(1,781,043)	(10,558,174)	(22,018,218)
Minimum allowance required (3)	-	(712,904)	(560,250)	(483,603)	(1,116,910)	(1,374,006)	(1,434,121)	(1,246,855)	(10,558,174)	(17,486,823)
Additional allowance (4)	-	-	-	(275,595)	(2,232,704)	(915,546)	(573,362)	(534,188)	-	(4,531,395)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 20,448,398 (R$ 14,850,519 at 12/31/2010);
(3)	The policy of not using "AA" ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;
(4)	According to BACEN’s request, it is classified into risk level to show the additional amounts calculated to maintain the strength necessary for absorbing possible increases in default expected in history of scenarios of losses incurred.

III – By business sector

	12/31/2011%		12/31/2010%

PUBLIC SECTOR	2,010,353	0.6	1,165,860	0.5
Generation, transmission and distribution of electric energy	411,774	0.1	565,373	0.2
Chemical and petrochemical	613,367	0.2	272,565	0.1
Other	985,212	0.3	327,922	0.1
PRIVATE SECTOR	343,472,429	99.4	293,886,984	99.5
COMPANIES	188,118,136	54.4	161,561,353	54.6
INDUSTRY AND COMMERCE	99,862,499	28.9	85,113,228	28.8
Food and beverage	16,588,060	4.8	14,344,592	4.9
Autoparts and accessories	4,776,173	1.4	3,867,481	1.3
Agribusiness capital assets	1,021,056	0.3	847,518	0.3
Industrial capital assets	5,642,929	1.6	5,172,365	1.8
Pulp and paper	2,330,319	0.7	2,361,801	0.8
Distribution of fuels	2,195,430	0.6	1,893,279	0.6
Electrical and electronic	6,977,488	2.0	6,945,799	2.4
Pharmaceuticals	2,768,508	0.8	2,098,890	0.7
Fertilizers, insecticides and crop protection	1,650,528	0.5	1,313,974	0.4
Tobacco	275,434	0.1	373,160	0.1
Import and export	1,894,570	0.5	1,996,909	0.7
Hospital care materials and equipment	1,035,369	0.3	918,736	0.3
Construction material	5,299,718	1.5	4,398,567	1.5
Steel and metallurgy	7,534,425	2.2	6,876,259	2.3
Wood and furniture	3,060,849	0.9	2,710,836	0.9
Chemical and petrochemical	7,051,031	2.0	5,330,789	1.8
Supermarkets	1,640,950	0.5	1,088,887	0.4
Light and heavy vehicles	7,653,253	2.2	5,942,477	2.0
Clothing	9,062,054	2.6	7,682,679	2.6
Other - Commerce	5,858,663	1.7	4,940,944	1.7
Other - Industry	5,545,692	1.6	4,007,286	1.4
SERVICES	70,649,267	20.4	60,313,047	20.4
Heavy construction (constructors)	3,737,145	1.1	3,317,358	1.1
Financial	5,273,058	1.5	5,331,036	1.8
Generation, transmission and distribution of electric energy	5,281,264	1.5	5,216,304	1.8
Holding company	3,264,627	0.9	3,037,021	1.0
Real estate agents	11,367,739	3.3	9,568,362	3.2
Media	3,092,746	0.9	2,697,881	0.9
Service companies	4,752,916	1.4	4,487,883	1.5
Health care	1,730,067	0.5	1,953,773	0.7
Telecommunications	1,175,256	0.3	1,058,677	0.4
Transportation	15,961,549	4.6	11,931,044	4.0
Other services	15,012,900	4.3	11,713,708	4.0
PRIMARY SECTOR	16,109,347	4.7	13,948,391	4.7
Agribusiness	13,729,411	4.0	11,742,958	4.0
Mining	2,379,936	0.7	2,205,433	0.7
Other companies	1,497,023	0.4	2,186,687	0.7
INDIVIDUALS	155,354,293	45.0	132,325,631	44.9
Credit cards	39,801,064	11.5	33,892,494	11.5
Consumer loans/overdraft	38,640,877	11.2	27,518,496	9.3
Real estate financing	16,819,163	4.9	10,790,484	3.7
Vehicles	60,093,189	17.4	60,124,157	20.4

GRAND TOTAL	345,482,782	100.0	295,052,844	100.0

b) Credit concentration

	12/31/2011		12/31/2010
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	3,099,722	0.8	2,313,377	0.7
10 largest debtors	21,999,582	5.5	18,099,197	5.4
20 largest debtors	36,715,537	9.3	29,008,782	8.7
50 largest debtors	59,376,674	15.0	48,566,953	14.5
100 largest debtors	77,454,351	19.5	64,956,470	19.4

	12/31/2011		12/31/2010
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total
Largest debtor	4,516,385	1.0	4,436,216	1.2
10 largest debtors	30,722,398	7.0	28,567,215	7.6
20 largest debtors	49,679,952	11.3	44,697,920	11.9
50 largest debtors	80,560,182	18.4	69,990,469	18.7
100 largest debtors	104,000,316	23.7	92,206,387	24.6

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 12/31/2011	01/01 to 12/31/2010
Opening balance	(22,018,218)	(23,702,735)
Net increase for the period	(19,911,948)	(14,120,560)
Required by Resolution No. 2,682/99	(19,384,928)	(15,693,165)
Additional allowance (3)	(527,020)	1,572,605
Write-Off	16,158,439	15,805,077
Closing balance	(25,771,727)	(22,018,218)
Required by Resolution No. 2,682/99	(20,713,312)	(17,486,823)
Specific allowance (1)	(14,802,053)	(11,217,317)
Generic allowance (2)	(5,911,259)	(6,269,506)
Additional allowance (3)	(5,058,415)	(4,531,395)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation;
(3)	As from the first quarter of 2011, refers to the provision in excess of the minimum percentage required by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

In 2010, the need for additional allowance for loan losses was reduced in view of the new Basel III guidelines, which determined that the counter-cyclical effects be buffered in the base of capital.

At December 31, 2011, the balance of the allowance in relation to the loan portfolio is equivalent to 7.5% (7.5% at 12/31/2010).

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to 12/31/2011	01/01 to 12/31/2010
Expenses for allowance for loan losses	(19,911,948)	(14,120,560)
Income from recovery of credits written off as loss	5,488,194	4,209,205
Result of allowance for loan losses	(14,423,754)	(9,911,355)

II - Renegotiated credits

	12/31/2011	12/31/2010
Renegotiated credits	14,570,189	9,032,483
Allowance for loan losses	(6,105,115)	(4,214,187)
(%)	41.9	46.7

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	12/31/2011				01/01 to 12/31/2011
	0 - 30	31 - 180	181 - 365	Total	Income (expenses)
Restricted operations on assets
Loan operations	480	110,569	26,261	137,310	22,740
Liabilities - restricted operations on assets
Foreign borrowings through securities	480	110,569	26,261	137,310	(22,715)
Net revenue from restricted operations					25

At December 31, 2011, there were no balances in default.

f) Sales operations or transfers of financial assets

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of sales operations or transfers of financial assets where the entity significantly retained the risks and benefits is R$ 554,290, composed exclusively of real estate financing R$ 534,193 and farming financing R$ 20,097, assigned with joint obligation.

g) Credit assignment

In 2011, credits were assigned without joint obligation, supported by the provisions of CMN Resolution No. 2,836, of May 30, 2001; with the Related Parties amounting to R$ 318,776, without effect on consolidated income; and those with Non-Related Parties amounting to R$ 2,271,369, with an effect of R$ 546 on income.

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	12/31/2011	12/31/2010
ASSETS – OTHER RECEIVABLES	26,449,799	21,592,818
Exchange purchase pending settlement – foreign currency	15,486,310	10,649,825
Exchange sale rights – local currency	11,277,758	11,204,440
(Advances received) – local currency	(314,269)	(261,447)
LIABILITIES – OTHER LIABILITIES (Note 2a)	26,181,570	22,034,954
Exchange sales pending settlement – foreign currency	11,130,675	10,924,697
Liabilities from purchase of foreign currency – local currency	15,046,806	11,106,115
Other	4,089	4,142
MEMORANDUM ACCOUNTS	1,143,965	588,785
Outstanding import credits – foreign currency	1,129,766	550,378
Confirmed export credits – foreign currency	14,199	38,407

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a) Summary

	12/31/2011						12/31/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	127,685,624	19,849,754	11,920,160	83,180,884	242,636,422	41.9	202,688,057	39.8
Deposits received under securities repurchase agreement	59,279,439	11,396,283	11,137,676	107,005,139	188,818,537	32.5	199,656,353	39.1
Funds from acceptance and issuance of securities	4,862,330	15,756,393	8,840,626	22,097,865	51,557,214	8.9	25,591,719	5.0
Borrowings and onlending	4,025,673	12,771,562	12,212,552	27,592,273	56,602,060	9.8	47,337,964	9.3
Subordinated debt (*)	59,547	8,157,341	2,501,565	28,996,734	39,715,187	6.9	34,487,665	6.8
TOTAL	195,912,613	67,931,333	46,612,579	268,872,895	579,329,420		509,761,758
% per maturity term	33.9	11.7	8.0	46.4
TOTAL – 12/31/2010	194,833,143	56,868,707	47,631,276	210,428,632	509,761,758
% per maturity term	38.2	11.2	9.3	41.3

(*) Includes R$ 740,703 (R$ 657,794 at 12/31/2010) of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b) Deposits

	12/31/2011						12/31/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	28,932,523	-	-	-	28,932,523	11.9	25,537,134	12.6
Savings accounts	67,169,544	-	-	-	67,169,544	27.7	57,899,455	28.6
Interbank	666,096	682,565	444,847	272,115	2,065,623	0.9	1,929,417	1.0
Time deposits	30,917,461	19,167,189	11,475,313	82,908,769	144,468,732	59.5	116,416,375	57.4
Other deposits	-	-	-	-	-	0.0	905,676	0.4
TOTAL	127,685,624	19,849,754	11,920,160	83,180,884	242,636,422		202,688,057
% per maturity term	52.6	8.2	4.9	34.3
TOTAL – 12/31/2010	100,018,287	17,549,791	21,980,529	63,139,450	202,688,057
% per maturity term	49.3	8.7	10.8	31.2

ITAÚ UNIBANCO’s portfolio is composed of interbank deposits in the amount of R$ 4,832,444 (R$ 3,344,008 at 12/31/ 2010 with maturity over 365 days) with maturity of 181 to 365 days.

c)	Deposits received under securities repurchase agreements

	12/31/2011						12/31/2010
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	22,744,688	11,393,389	9,333,011	92,576,432	136,047,520	72.0	164,896,376	82.5
Government securities	14,151,360	296,240	55,840	41,372	14,544,812	7.7	49,038,804	24.6
Own issue	2,912,640	10,267,326	9,277,155	91,698,285	114,155,406	60.4	101,284,273	50.7
Foreign	5,680,688	829,823	16	836,775	7,347,302	3.9	14,573,299	7.2
Third-party portfolio	36,534,751	2,894	-	-	36,537,645	19.4	23,069,503	11.6
Free portfolio	-	-	1,804,665	14,428,707	16,233,372	8.6	11,690,474	5.9
TOTAL	59,279,439	11,396,283	11,137,676	107,005,139	188,818,537		199,656,353
% per maturity term	31.4	6.0	5.9	56.7
TOTAL – 12/31/2010	89,009,486	21,368,715	12,066,794	77,211,358	199,656,353
% per maturity term	44.6	10.7	6.0	38.7

d)	Funds from acceptance and issuance of securities

	12/31/2011						12/31/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
FUNDS FROM BILLS:	2,095,437	11,817,298	4,561,344	15,113,364	33,587,443	65.2	14,277,689	55.8
of real estate loans	1,832,885	10,311,381	2,326,128	1,280,813	15,751,207	30.5	8,736,478	34.1
Financial	-	600,719	1,943,400	11,763,592	14,307,711	27.8	2,465,749	9.7
Bill of credit related to agribusiness	253,798	894,371	274,329	1,862,017	3,284,515	6.4	2,773,523	10.8
Mortgage notes	8,754	10,827	17,487	206,942	244,010	0.5	301,939	1.2
DEBENTURES	-	27,583	1,011,150	63	1,038,796	2.0	1,384,093	5.4
FOREIGN SECURITIES	2,766,893	3,911,512	3,268,132	6,984,438	16,930,975	32.8	9,929,937	38.8
Trade Related – issued abroad - Structure Note Issued	-	-	-	-	-	-	1,668,412	6.5
Non-Trade Related – Issued abroad	2,766,893	3,911,512	3,268,132	6,984,438	16,930,975	32.8	8,261,525	32.3
Euro Certificates of Deposits	2,649,835	2,238,669	1,870,582	37,874	6,796,960	13.2	1,327,943	5.2
Structure Note Issued	66,257	1,281,649	1,093,844	2,453,464	4,895,214	9.5	336,113	1.3
Brazil Risk Note Programme	18,705	288,724	238,506	2,667,112	3,213,047	6.2	4,162,533	16.3
Bonds	6,127	13,708	19,467	1,037,424	1,076,726	2.1	-	-
Fixed Rate Notes	1,351	60,587	22,970	463,379	548,287	1.1	279,036	1.1
Euro Medium Term Note Programme	709	3,225	1,229	272,035	277,198	0.5	417,680	1.6
Medium Term Note	23,103	24,594	21,210	43,481	112,388	0.2	125,798	0.5
Eurobonds	-	356	324	9,669	10,349	0.0	1,600,668	6.3
Other	806	-	-	-	806	0.0	11,754	0.0
TOTAL	4,862,330	15,756,393	8,840,626	22,097,865	51,557,214		25,591,719
% per maturity term	9.4	30.6	17.1	42.9
TOTAL – 12/31/2010	3,408,341	9,508,486	1,664,945	11,009,947	25,591,719
% per maturity term	13.3	37.2	6.5	43.0

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity from 31 days to 180 days in the amount of R$ 5,542 (R$ 5,542 at 12/31/2010) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 12/31/2010), totaling R$ 505,542 (R$ 505,542 at 12/31/2010).

e)	Borrowings and onlending

	12/31/2011						12/31/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	3,183,594	8,780,342	6,008,422	3,170,360	21,142,718	37.3	15,648,854	33.0
Domestic	1,308,292	1,582,450	1,615	6,264	2,898,621	5.1	1,797,094	3.8
Foreign (*)	1,875,302	7,197,892	6,006,807	3,164,096	18,244,097	32.2	13,851,760	29.2
ONLENDING	842,079	3,991,220	6,204,130	24,421,913	35,459,342	62.7	31,689,110	67.0
Domestic - official institutions	842,079	3,986,835	6,199,817	23,849,081	34,877,812	61.7	31,615,059	66.8
BNDES	242,170	1,189,945	1,261,187	7,435,745	10,129,047	17.9	10,366,702	21.9
FINAME	561,493	2,691,039	4,835,687	16,166,482	24,254,701	42.9	20,742,484	43.8
Other	38,416	105,851	102,943	246,854	494,064	0.9	505,873	1.1
Foreign	-	4,385	4,313	572,832	581,530	1.0	74,051	0.2
TOTAL	4,025,673	12,771,562	12,212,552	27,592,273	56,602,060		47,337,964
% per maturity term	7.1	22.6	21.6	48.7
TOTAL - 12/31/2010	2,369,403	8,384,114	11,024,448	25,559,999	47,337,964
% per maturity term	5.0	17.7	23.3	54.0

(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of 02/28/2007, and amendments established by CMN Resolution No. 3,532, of 01/31/2008, is as follows:

	12/31/2011						12/31/2010
	0-30	31-180	181-365	Over 365	Total	%	Total	%
CDB	-	8,124,645	2,498,487	12,600,411	23,223,543	58.5	25,859,401	75.0
Financial Treasury Bills	-	-	-	10,254,003	10,254,003	25.8	2,570,272	7.4
Euronotes	59,547	26,167	-	5,136,238	5,221,952	13.1	4,295,636	12.5
Bonds	-	3,150	3,078	293,096	299,324	0.8	299,624	0.9
Eurobonds	-	-	-	-	-	-	845,583	2.4
(-) Transaction costs incurred (Note 4b)	-	-	-	(24,338)	(24,338)	(0.1)	(40,645)	(0.1)
TOTAL OTHER LIABILITIES	59,547	8,153,962	2,501,565	28,259,410	38,974,484		33,829,871
Redeemable preferred shares	-	3,379	-	737,324	740,703	1.9	657,794	1.9
GRAND TOTAL	59,547	8,157,341	2,501,565	28,996,734	39,715,187		34,487,665
% per maturity term	0.1	20.5	6.3	73.0
TOTAL - 12/31/2010	27,626	57,601	894,560	33,507,878	34,487,665
% per maturity term	0.1	0.2	2.6	97.2

Description
Name of security	Issue	Maturity	Return p.a.	Principal R$

Subordinated CDB
	2007	2012	103.5% to 104% of CDI	4,969,704
			100% of CDI + 0.35% to 0.45%	731,836
			IGPM + 7.31 to 7.35%	278,350
	2002	2012	102.5% of CDI	200,000
	2008	2013	100% of CDI + 0.50% to 0.6%	1,558,200
			106% to 107% of CDI	48,401
	2003	2013	102% of CDI	40,000
	2007	2014	100% of CDI + 0.35% to 0.6%	1,864,500
	2007	2014	IGPM + 7.35%	33,200
	2008	2014	112% of CDI	1,000,000
	2008	2015	119.8% of CDI	400,000
	2010	2015	113% of CDI	50,000
	2006	2016	100% of CDI + 0.47% (*)	465,835
	2010	2016	110% to 114% of CDI	2,719,268
	2010	2016	IPCA + 7.33%	122,500
	2010	2017	IPCA + 7.45%	366,830
			TOTAL	14,848,624

Subordinated financial bills
	2010	2016	100% of CDI + 1.35% to 1.36%	365,000
	2010	2016	112% to 112.5% of CDI	1,874,000
	2010	2016	IPCA + 7%	30,000
	2010	2017	IPCA + 6.95% to 7.2%	206,000
	2011	2017	108% to 112% of CDI	3,223,500
	2011	2017	IPCA + 6.15% to 7.8%	352,400
	2011	2017	IGPM + 6.55% to 7.6%	138,000
	2011	2017	100% of CDI + 1.29% to 1.52%	3,650,000
	2011	2018	IGPM + 7%	42,000
	2011	2018	IPCA + 7.53% to 7.7%	30,000
	2011	2019	109% to 109.7% of CDI	2,000
	2011	2021	109.25 to 110.5% of CDI	6,000
			TOTAL	9,918,900

Subordinated euronotes
	2010	2020	6.200%	1,730,600
	2010	2021	5.750%	1,694,200
	2011	2021	5.750%	418,350
	2011	2021	6.200%	780,550
			TOTAL	4,623,700

Subordinated bonds
	2005	2015	1.42%	193,834
	2008	2033	3.5% to 4.5%	141,127
			TOTAL	334,961

Preferred shares
	2002	2015	3.04%	1,388,841

(*)	Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of subordinated euronotes with maturity of up to 30 days in the amount of R$ 59,547 (R$ 26,081 at December 31, 2010), with maturity from 91 to 180 days in the amount of R$ 26,167 (R$ 21,809 at December 31, 2010) and over 365 days in the amount of R$ 5,111,734 (R$ 3,304,889 at December 31, 2010), totaling R$ 5,197,448 (R$ 3,352,779 at December 31, 2010).

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)	Composition of the technical provisions per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Mathematical provision of benefits to be granted and benefits granted	27,913	30,411	61,953,126	50,072,553	-	-	61,981,039	50,102,964
Unearned premiums	3,025,552	2,456,817	-	-	-	-	3,025,552	2,456,817
Unsettled claims	2,297,299	2,161,939	-	-	-	-	2,297,299	2,161,939
Financial surplus	1,528	1,572	475,297	459,452	-	-	476,825	461,024
IBNR	712,416	585,627	10,083	9,615	-	-	722,499	595,242
Premium deficiency	312,950	271,953	-	-	-	-	312,950	271,953
Insufficient contribution	-	296	691,816	603,073	-	-	691,816	603,369
Mathematical provision for redemptions	-	-	-	-	2,783,686	2,553,163	2,783,686	2,553,163
Raffle contingency	-	-	-	-	16,269	20,420	16,269	20,420
Other	1,242,735	1,117,722	165,579	176,472	38,215	29,682	1,446,529	1,323,876
TOTAL	7,620,393	6,626,337	63,295,901	51,321,165	2,838,170	2,603,265	73,754,464	60,550,767

b)	Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Interbank investments – money market	968,945	1,284,608	793,227	822,598	1,053,841	1,238,731	2,816,013	3,345,937
Securities and derivative financial instruments	2,905,087	1,849,988	62,811,907	50,711,040	1,794,240	1,407,015	67,511,234	53,968,043
PGBL/VGBL FUND QUOTAS (1)	-	-	57,733,857	46,050,748	-	-	57,733,857	46,050,748
Government securities - Domestic	-	-	37,539,235	32,408,482	-	-	37,539,235	32,408,482
National Treasury Bills	-	-	20,107,159	20,296,305	-	-	20,107,159	20,296,305
National Treasury Notes	-	-	14,627,549	10,527,858	-	-	14,627,549	10,527,858
Financial Treasury Bills	-	-	2,804,527	1,584,319	-	-	2,804,527	1,584,319
Corporate securities	-	-	20,131,251	12,960,448	-	-	20,131,251	12,960,448
Bank deposit certificates	-	-	6,734,938	6,481,482	-	-	6,734,938	6,481,482
Debentures	-	-	4,671,648	4,433,813	-	-	4,671,648	4,433,813
Shares	-	-	1,661,648	1,998,819	-	-	1,661,648	1,998,819
Fund quotas	-	-	-	43,175	-	-	-	43,175
Promissory Notes	-	-	-	1,672	-	-	-	1,672
Credit note	-	-	562,403	-	-	-	562,403	-
Financial Treasury Bills	-	-	6,498,043	-	-	-	6,498,043	-
Securitized real estate loans	-	-	2,571	1,487	-	-	2,571	1,487
PGBL/VGBL fund quotas	-	-	49,544	620,665	-	-	49,544	620,665
Derivative financial instruments	-	-	34,796	36,462	-	-	34,796	36,462
Accounts receivable / (payable)	-	-	(20,969)	24,691	-	-	(20,969)	24,691
Other assets	2,905,087	1,849,988	5,078,050	4,660,292	1,794,240	1,407,015	9,777,377	7,917,295
Government	877,820	731,291	3,799,809	3,457,809	143,922	133,844	4,821,551	4,322,944
Private	2,027,267	1,118,697	1,278,241	1,202,483	1,650,318	1,273,171	4,955,826	3,594,351
Receivables from insurance and reinsurance operations (2)	4,019,679	3,526,850	-	-	-	-	4,019,679	3,526,850
Credit rights	891,600	827,525	-	-	-	-	891,600	827,525
Commercial – Extended guarantee	1,256,753	1,103,875	-	-	-	-	1,256,753	1,103,875
Reinsurance	1,871,326	1,595,450	-	-	-	-	1,871,326	1,595,450
Escrow deposits for loss	25,364	36,510	-	-	-	-	25,364	36,510
TOTAL	7,919,075	6,697,956	63,605,134	51,533,638	2,848,081	2,645,746	74,372,290	60,877,340

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Recorded under Other receivables and Other assets.

c)	Financial and operating income per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2011	12/31/2010	1/0/1900	1/0/1900	1/0/1900	1/0/1900	1/0/1900	1/0/1900
Financial income from insurance, pension plan and capitalization operations	315,472	231,960	227,307	265,888	147,387	86,677	690,166	584,525
Financial income	372,237	292,072	5,224,135	3,982,106	333,253	238,494	5,929,625	4,512,672
Financial expenses	(56,765)	(60,112)	(4,996,828)	(3,716,218)	(185,866)	(151,817)	(5,239,459)	(3,928,147)
Operating income from insurance, pension plan and capitalization operations	2,177,054	1,707,602	35,199	54,244	502,156	338,038	2,714,409	2,099,884
Premiums and contributions	5,366,322	4,904,457	11,802,283	8,732,815	1,891,485	1,626,773	19,060,090	15,264,045
Changes in technical provisions	(615,724)	(368,831)	(11,748,552)	(8,643,688)	610	11,947	(12,363,666)	(9,000,572)
Expenses for claims, benefits, redemptions and raffles	(1,512,273)	(1,607,993)	(17,661)	(27,941)	(1,400,081)	(1,289,164)	(2,930,015)	(2,925,098)
Selling expenses	(981,676)	(977,539)	(2,246)	(14,436)	(4,624)	(11,441)	(988,546)	(1,003,416)
Other operating revenues and expenses	(79,595)	(242,492)	1,375	7,494	14,766	(77)	(63,454)	(235,075)
Total result from insurance, pension plan and capitalization operations	2,492,526	1,939,562	262,506	320,132	649,543	424,715	3,404,575	2,684,409

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and Contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. The bank is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 602.601; the main natures of these lawsuits are as follows:

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly by the moving average of payments in relation to lawsuits settled in the last 12 months, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed;

There are no labor claims falling under the category of possible loss.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVC (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 12/31/2011				01/01 to 12/31/2010
	Civil	Labor	Other	Total	Total
Opening balance	2,973,630	3,985,877	173,140	7,132,647	5,734,330
(-) Contingencies guaranteed by indemnity clauses (Note 4o I)	(308,810)	(1,112,816)	-	(1,421,626)	(671,889)
Subtotal	2,664,820	2,873,061	173,140	5,711,021	5,062,441
Restatement/Charges	113,236	110,288	-	223,524	218,341
Changes in the period reflected in results (Notes 13f and 13i)	1,503,150	783,972	(7,837)	2,279,285	1,772,978
Increase (*)	1,980,677	992,237	12,279	2,985,193	2,503,136
Reversal	(477,527)	(208,265)	(20,116)	(705,908)	(730,158)
Payment	(1,252,300)	(683,281)	-	(1,935,581)	(1,342,740)
Subtotal	3,028,906	3,084,040	165,303	6,278,249	5,711,020
(+) Contingencies guaranteed by indemnity clauses (Note 4o I)	136,688	929,875	-	1,066,563	1,421,627
Closing balance (Note 13c)	3,165,594	4,013,915	165,303	7,344,812	7,132,647
Closing balance at 12/31/2010 (Note 13c)	2,973,630	3,985,877	173,140	7,132,647
Escrow deposits at 12/31/2011 (Note 13a)	2,022,939	2,409,272	-	4,432,211
Escrow deposits at 12/31/2010 (Note 13a)	1,619,055	2,318,091	-	3,937,146

(*)	Civil provisions include the provision for economic plans amounting to R$ 431,068 (R$ 708,194 from January 1 to December 31, 2010) (Note 22k).

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 12/31/2011			01/01 to 12/31/2010
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	5,091,341	2,232,315	7,323,656	7,886,402
(-) Contingencies guaranteed by indemnity clauses	-	(44,474)	(44,474)	(35,331)
Subtotal	5,091,341	2,187,841	7,279,182	7,851,071
Restatement/Charges	479,562	68,385	547,947	400,433
Changes in the period reflected in results	719,151	198,313	917,464	1,072,995
Increase	750,096	296,389	1,046,485	1,727,495
Reversal (*)	(30,945)	(98,076)	(129,021)	(654,500)
Payment (*)	(17,041)	(140,438)	(157,479)	(2,045,318)
Subtotal	6,273,013	2,314,101	8,587,114	7,279,181
(+) Contingencies guaranteed by indemnity clauses	-	57,438	57,438	44,475
Closing balance (Note 13c)	6,273,013	2,371,539	8,644,552	7,323,656

(*) ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. In 2010 the program included the debits administered by the Federal Reserve Service of Brazil and the main proposition included in this program was the increase in the PIS and COFINS calculation basis, as set forth by paragraph 1 of article 3 of Law 9,718 of November 27, 1998.

	01/01 to 12/31/2011			01/01 to 12/31/2010
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	3,664,570	1,011,558	4,676,128	5,076,412
Appropriation of income	274,703	90,269	364,972	295,927
Changes in the period	40,213	97,000	137,213	(696,211)
Deposited	152,343	113,115	265,458	496,247
Withdrawals	(99,207)	(15,308)	(114,515)	(1,145,900)
Conversion into income	(12,923)	(807)	(13,730)	(46,558)
Closing balance	3,979,486	1,198,827	5,178,313	4,676,128
Closing balance at 12/31/2010	3,664,570	1,011,558	4,676,128

The main discussions related to Legal Obligations are described as follows:

•	PIS and COFINS – Calculation basis – R$ 2,885,721: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 1,043,433.

•	CSLL – Isonomy – R$ 1,346,413, as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 230,873.

•	IRPJ and CSLL –Taxation of profits earned abroad – R$ 491,236: We discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-01 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 491,236.

•	PIS – R$ 374,938 - Principles of anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 128,986.

Off-balance sheet contingencies – The amounts related to Tax and Social Security Lawsuits considered to be possible loss, which total estimated risk is R$ 5,930,276, are the following:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,097,097: cases in which the liquidity and the offset credit certainty are discussed.

•	INSS – Non-compensatory amounts – R$ 631,715: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ/CSLL - Losses and discounts on receipt of credits – R$ 458,899: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 449,835: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arise from activities not listed under Supplementary Law.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 372,211: we discuss the adequate accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

•	IRPJ/CSLL - Interest on capital - R$ 358,023: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) levied on the stockholders’ equity for the year and for prior years.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 626,309 (R$ 903,306 at 12/31/2010) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

d)	Assets pledged as Contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies that are restricted or deposited are presented below:

	12/31/2011	12/31/2010
Securities (basically Financial Treasury Bills – Note 7b)	1,511,043	1,515,750
Deposits in guarantee	3,232,718	3,291,504

According to the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiary companies are not involved in any other administrative proceedings or legal lawsuits that may significantly impact the results of its operations. The combined evaluation of all existing provisions for all contingent liabilities and legal liabilities, which are recognized through the adoption of statistical models for claims involving small amounts, and individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 12, 2010.

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	12/31/2011	12/31/2010
Deferred tax assets (Note 14b I)	28,282,922	24,729,304
Social contribution for offset (Note 14b I)	714,602	847,216
Taxes and contributions for offset	3,411,936	3,381,336
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	8,411,031	7,967,632
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,432,211	4,818,101
Escrow deposits for foreign fund raising program	573,465	1,837,020
Receivables from reimbursement of contingent liabilities (Note 12c)	626,309	22,351
Sundry domestic debtors	861,292	1,094,767
Sundry foreign debtors	113,142	88,150
Retirement plan assets (Note 19)	1,785,428	1,536,518
Recoverable payments	34,076	33,182
Salary advances	47,072	58,431
Amounts receivable from related companies	16,089	9,704
Operations without credit granting characteristics	344,913	161,824
Securities and credits receivable	654,913	451,574
(Allowance for loan losses)	(310,000)	(289,750)
Other	139,557	114,944
Total	49,794,045	46,700,480

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 291,271 (R$ 483,584 at December 31, 2010) and Deferred Tax Assets of R$ 332,572 (R$ 226,835 at December 31, 2010) (Note 14b I).

b)	Prepaid expenses

	12/31/2011	12/31/2010
Commissions	3,283,177	2,600,340
Related to vehicle financing	1,047,336	817,747
Related to insurance and pension plan	1,340,063	1,275,925
Restricted to commissions/partnership agreements	571,863	310,345
Other	323,915	196,323
Fundo Garantidor de Crédito (*)	339,536	526,721
Advertising	490,593	502,820
Other	200,782	191,245
Total	4,314,088	3,821,126

(*)	Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

c)	Other sundry liabilities

	12/31/2011	12/31/2010
Provisions for contingent liabilities (Note 12b)	9,716,351	9,364,962
Provisions for sundry payments	2,122,805	2,099,122
Personnel provision	1,113,025	1,040,136
Sundry creditors - local	1,312,455	896,087
Sundry creditors - foreign	617,854	631,498
Liabilities for official agreements and rendering of payment services	1,506,856	735,484
Related to insurance operations	914,384	813,428
Liabilities for purchase of assets and rights	217,638	16,137
Creditors of funds to be released	1,100,942	886,472
Funds from consortia participants	80,819	77,835
Provision for Retirement Plan Benefits (Note 19)	374,180	228,716
Provision for health insurance (*)	622,930	606,364
Expenses for lease interests (Note 4i)	338,989	210,289
Other	51,607	119,354
Total	20,090,835	17,725,884

(*)	Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

d)	Banking service fees

	01/01 to 12/31/2011	01/01 to 12/31/2010
Asset management	2,607,734	2,486,010
Funds management fees	2,505,919	2,427,132
Consortia management fee Consortia management fee	101,815	58,879
Current account services	675,646	582,922
Credit cards	6,111,133	5,284,056
Relationship with stores	5,693,572	4,927,756
Credit card processing	417,561	356,300
Sureties and credits granted	1,761,944	1,460,334
Loan operations	1,028,504	888,144
Guarantees provided	733,440	572,189
Receipt services	1,332,789	1,324,525
Collection fees	1,053,162	1,075,349
Collection services	279,627	249,176
Other	1,423,080	1,202,936
Custody services and management of portfolio	214,307	178,299
Economic and financial advisory	352,873	300,244
Foreign exchange services	83,117	71,430
Other services	772,783	652,963
Total	13,912,326	12,340,783

e)	Income from bank charges

	01/01 to 12/31/2011	01/01 to 12/31/2010
Loan operations/registration	1,526,972	1,350,533
Credit cards – annual fees and other services (*)	1,385,556	1,088,920
Deposit account	147,546	180,279
Transfer of funds	132,721	124,223
Income from securities brokerage (*)	422,249	461,294
Service package fees and other	1,520,327	1,554,622
Total	5,135,371	4,759,871

(*) In compliance with BACEN Circular Letter No. 3,490.

f)	Personnel expenses

	01/01 to 12/31/2011	01/01 to 12/31/2010
Compensation	(5,960,616)	(5,911,910)
Charges	(2,035,402)	(1,973,750)
Welfare benefits	(1,607,445)	(1,673,300)
Training	(258,437)	(223,859)
Labor claims and termination of employees (Note 12b)	(1,181,516)	(481,064)
Stock Option Plan	(162,663)	(131,660)
Total	(11,206,079)	(10,395,543)
Employees’ profit sharing	(2,150,555)	(2,056,028)
Total with Employees’ profit sharing	(13,356,634)	(12,451,571)

g)	Other administrative expenses

	01/01 to 12/31/2011	01/01 to 12/31/2010
Data processing and telecommunications	(3,494,837)	(3,278,980)
Depreciation and amortization	(1,419,141)	(1,355,070)
Installations	(2,348,513)	(2,401,691)
Third-party services	(3,265,955)	(2,872,258)
Financial system services	(415,978)	(382,902)
Advertising, promotions and publication	(956,725)	(1,129,235)
Transportation	(583,074)	(595,708)
Materials	(459,891)	(456,022)
Security	(482,164)	(450,656)
Travel expenses	(188,915)	(166,925)
Other	(484,554)	(508,447)
Total	(14,099,747)	(13,597,894)

h)	Other operating revenues

	01/01 to 12/31/2011	01/01 to 12/31/2010
Reversal of operating provisions	91,766	72,246
Recovery of charges and expenses	73,743	76,600
Other	227,019	379,787
Total	392,528	528,633

i)	Other operating expenses

	01/01 to 12/31/2011	01/01 to 12/31/2010
Provision for contingencies (Note 12b)	(1,677,868)	(1,461,568)
Civil lawsuits	(1,503,150)	(1,183,325)
Tax and social security contributions	(182,555)	(290,234)
Other	7,837	11,991
Selling - Credit cards	(1,652,723)	(1,616,829)
Claims	(662,372)	(508,476)
Provision for health insurance (Note 13c)	(16,565)	(10,373)
Refund of interbank costs	(212,371)	(192,510)
Other	(969,727)	(625,589)
Total	(5,191,626)	(4,415,345)

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

	01/01 to	01/01 to
Due on operations for the period	12/31/2011	12/31/2010
Income before income tax and social contribution	18,480,788	20,335,869
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(7,392,315)	(8,134,348)

Increase/decrease to income tax and social contribution charges arising from:
Permanent additions (exclusions)	3,651,879	1,622,239
Investments in affiliates	58,203	125,566
Foreign exchange variation on investments abroad	1,096,927	(372,239)
Interest on capital	1,662,326	1,495,913
Dividends, interest on external debt bonds and tax incentives	281,254	297,655
Other (*)	553,169	75,344
Temporary (additions) exclusions	(2,394,910)	2,079,860
Allowance for loan losses	(2,320,453)	(972,969)
Excess (insufficiency) of depreciation of leased assets	(742,079)	720,289
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	(519,551)	245,114
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	(383,572)	571,615
Realization of goodwill on purchase of investments	1,689,552	1,707,713
Other	(118,807)	(191,902)
(Increase) offset of tax losses/social contribution loss carryforwards	(894,252)	304,592
Expenses for income tax and social contribution	(7,029,598)	(4,127,657)
Related to temporary differences
Increase (reversal) for the period	3,289,162	(2,384,453)
Increase (reversal) for prior periods	885,008	626,067
Income (expenses) from deferred taxes	4,174,170	(1,758,386)
Total income tax and social contribution	(2,855,428)	(5,886,043)

(*) It includes the effect arising from the Program for Cash or Installment Payment for Federal Taxes – Law No. 11,941/09 (Note 22k).

II -	Composition of tax expenses:

	01/01 to 12/31/2011	01/01 to 12/31/2010
PIS and COFINS	(3,103,082)	(3,255,874)
ISS	(640,970)	(617,445)
Other	(347,926)	(295,103)
Total (Note 4p)	(4,091,978)	(4,168,422)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 184,843 (R$ 176,906 from 01/01 to 12/31/2010).

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	12/31/2010	12/31/2011	12/31/2010	Realization / Reversal	Increase	12/31/2011
Reflected in income and expense accounts
Related to income tax and social contribution loss carryforwards			2,998,746	(1,325,152)	2,530,257	4,203,851
Related to disbursed provisions			14,186,050	(5,864,503)	7,515,709	15,837,256
Allowance for loan losses			8,859,857	(4,318,154)	6,948,442	11,490,145
Adjustment to market value of securities and derivative financial instruments(assets/liabilities)			38,789	(38,789)	527,127	527,127
Allowance for real estate			97,538	(25,101)	2,692	75,129
Goodwill on purchase of investments			5,042,680	(1,440,414)	-	3,602,266
Other			147,186	(42,045)	37,448	142,589
Related to non-disbursed provisions (*)	20,488,090	22,212,855	7,428,040	(2,222,110)	2,912,450	8,118,380
Related to the operation	15,956,695	17,154,440	5,887,366	(2,222,110)	2,733,263	6,398,519
Legal liabilities – tax and social security	2,254,255	2,583,708	1,313,554	(39,691)	144,365	1,418,228
Provision for contingent liabilities	7,721,774	7,220,399	2,417,799	(1,022,847)	1,370,562	2,765,514
Civil lawsuits:	2,668,275	2,996,792	1,038,062	(348,394)	495,161	1,184,829
Labor claims	2,349,996	2,607,421	883,981	(607,817)	708,045	984,209
Tax and social security contributions	2,618,848	1,565,401	462,671	(53,088)	167,356	576,939
Other	84,655	50,785	33,085	(13,548)	-	19,537
Adjustments of operations carried out in futures settlement market	149,244	30,051	54,693	(45,006)	1,931	11,618
Provision related to health insurance operations	606,364	622,930	242,546	-	6,626	249,172
Other non-deductible provisions	5,225,058	6,697,352	1,858,774	(1,114,566)	1,209,779	1,953,987
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	4,531,395	5,058,415	1,540,674	-	179,187	1,719,861

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	307,371	345,745	116,468	(66,653)	73,620	123,435
Total	20,795,461	22,558,600	24,729,304	(9,478,418)	13,032,036	28,282,922
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			847,216	(132,614)	-	714,602

(*)	From a financial point of view, rather than recording the provision of R$ 22,212,855 (R$ 20,488,090 at 12/31/2010) and deferred tax assets of R$ 8,118,380 (R$ 7,428,040 at 12/31/2010), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 28,282,922 (R$ 24,729,304 at 12/31/2010) to R$ 20,164,542 (R$ 17,301,264 at 12/31/2010).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 332,572 (R$ 226,835 at 12/31/2010) and are basically represented by legal liabilities – tax and social security of R$ 303,019 (R$ 208,758 at 12/31/2010), which expected realization is dependent upon the progress of the lawsuit.

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2010	Realization / Reversal	Increase	12/31/2011
Reflected in income and expense accounts	10,119,317	(2,934,213)	2,397,919	9,583,023
Depreciation in excess – leasing	8,295,516	(2,365,220)	1,629,790	7,560,086
Restatement of escrow deposits and contingent liabilities	804,109	(156,773)	287,904	935,240
Adjustment to market value of securities and derivative financial instruments	340,340	(340,340)	178,124	178,124
Provision for Pension Plan Benefits	458,093	-	135,710	593,803
Adjustments of operations carried out in future settlement market	56,993	(2,725)	47,242	101,510
Taxation of results abroad - capital gains	42,477	-	20,974	63,451
Other	121,789	(69,155)	98,175	150,809
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	260,511	(35,518)	70,904	295,897
Total	10,379,828	(2,969,731)	2,468,823	9,878,920

At ITAÚ UNIBANCO, the Provision for deferred income tax and social contribution totals R$ 3,896 (R$ 3,051 at 12/31/2010), basically represented by Restatement of escrow deposits and contingent liabilities.

III-	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2011, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets				Provision for deferred
	Temporary differences	Tax loss/social contribution loss carryforwards	Total	Social contribution for offset	income tax and social contribution	Net deferred taxes
2012	8,346,247	820,827	9,167,074	158,602	(2,251,959)	7,073,717
2013	5,101,217	1,062,898	6,164,115	94,471	(2,950,695)	3,307,891
2014	3,373,662	1,488,784	4,862,446	238,512	(2,077,600)	3,023,358
2015	2,516,543	706,055	3,222,598	223,017	(962,204)	2,483,411
2016	1,713,417	52,714	1,766,131	-	(601,144)	1,164,987
Over 2016	3,027,985	72,573	3,100,558	-	(1,035,318)	2,065,240
Total	24,079,071	4,203,851	28,282,922	714,602	(9,878,920)	19,118,604
Present value (*)	21,055,903	3,744,080	24,799,983	632,638	(8,663,398)	16,769,223

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -	In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 991,823 is unrecorded (R$ 1,630,738 at December 31, 2010).

c)	Tax and social security contributions

	12/31/2011	12/31/2010
Taxes and contributions on income payable	2,654,966	1,490,310
Taxes and contributions payable (*)	1,217,207	5,404,769
Provision for deferred income tax and social contribution (Note 14b II)	9,878,920	10,379,828
Legal liabilities – tax and social security	6,273,013	5,091,341
Total	20,024,106	22,366,248

(*) At June 30, 2011, the amounts subject to installment payment under the Program for Cash or Installment Payment of Federal Taxes, introduced by Law No. 11,941 of May 27, 2009 were settled.

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 821,107 (R$ 601,218 at December 31, 2010) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 816,213 (R$ 573,869 at December 31, 2010), whose nature refers to PIS and COFINS – Revenue x Gross Revenue. We request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98.

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	12/31/2011	12/31/2010
Taxes paid or provided for	14,542,246	11,768,825
Taxes withheld and collected from third parties	12,071,088	8,644,923
Total	26,613,334	20,413,748

NOTE 15 – PERMANENT ASSETS

a)	Investments

I -	Change of investments

Companies		Balances at 12/31/2010	Amortization of goodwill	Dividends and interest on capital paid/provided for (1)	Equity in earnings of subsidiaries and affiliates (2)	Adjustments in marketable securities of subsidiaries and affiliates and Other	Corporate restructuring	Balances at 12/31/2011	Equity in earnings of subsidiaries and affiliates from 01/01 to 12/31/2010
Domestic		61,007,900	(6,336)	(12,916,200)	9,819,233	(160,547)	(4,019,157)	53,724,893	9,899,565
Itaú Unibanco S.A.	(3a)(4a)(5a)(6)	45,678,429	(6,336)	(6,310,742)	5,845,294	(202,477)	-	45,004,168	5,743,086
Banco Itaú BBA S.A.	(4b)(5b)(9)(7a)(8)	6,265,960	-	(2,867,054)	1,970,623	59,179	1,339,614	6,768,322	1,743,026
Banco Itaucard S.A.	(4c)(5c)(9)	2,907,164	-	(3,033,862)	1,336,358	1,426	-	1,211,086	1,577,169
Itaú Corretora de Valores S. A.	(9)	472,033	-	(92,150)	313,303	7	-	693,193	157,960
Itaú-BBA Participações S.A.	(10)	1,750,799	-	(612,392)	266,001	(16,670)	(1,339,614)	48,124	462,231
Itauseg Participações S.A.	(11)	3,933,515	-	-	87,654	(2,012)	(4,019,157)	-	216,093
Foreign		2,022,024	(51,409)	(22,563)	473,797	4,002	157,750	2,583,601	148,938
Itaú Chile Holding, INC.	(3b)(7b)(12)	1,686,391	(45,242)	-	372,167	4,142	157,750	2,175,208	112,325
Banco Itaú Uruguay S.A.	(3c)	225,982	(4,712)	-	48,792	(140)	-	269,922	13,381
OCA S.A.	(3d)	75,184	(1,252)	(22,563)	47,116	(1)	-	98,484	22,482
OCA Casa Financiera S.A.	(3e)	32,168	(182)	-	5,357	-	-	37,343	811
ACO Ltda.	(3f)	2,299	(21)	-	365	1	-	2,644	(61)
GRAND TOTAL		63,029,924	(57,745)	(12,938,763)	10,293,030	(156,545)	(3,861,407)	56,308,494	10,048,503

(1) Dividends approved and not paid are recorded as Dividends receivable;

(2) At December 31, 2011, includes foreign exchange variation in the amount of R$ 265,783;

(3) At December 31, 2011, includes goodwill in the amounts of: (a) R$ 43,293; (b) R$ 226,206; (c) R$ 23,563; (d) R$ 6,261; (e) R$ 909; (f) R$ 106;

(4) At December 31, 2011, includes Adjustments of unrealized results in the results of operations and in investments, respectively, in the amounts of: (a) R$ 1,881 and R$ (6,443); (b) R$ 88 and R$ 0; (c) R$ 47,062 and R$ (53,308);

(5) At December 31, 2011, includes adjustments to standardize procedures under the scope of the investor in the results of operations and investments, respectively, in the amounts of: (a) R$ (9,531) and R$ (2,492); (b) R$ 13,700 and R$ (63,469); and

(c) R$ 135,573 and R$ 13;

(6) At December 31, 2011, includes installment of dividends provided for in the amount of R$ 49,145;

(7) At December 31, 2011, Equity in earnings includes adjustment of securities arising from variation in interest during the period in the amount of: (a) R$ (20,740) and (b) R$ 4;

(8) Equity in earnings does not reflect the current interest in results of subsidiary company, due to variation in interest for the period.

(9) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;

(10) At September 30, 2011 the reduction of capital of Itaú BBA Participações S.A. was determined, delivering the respective investment in Banco Itaú BBA S.A. to the parent company ITAÚ UNIBANCO;

(11) Investment sold to Banco Itaucard S.A. at April 11, 2011;

(12) Capital increase made on 06/08/2011.

			Net income for	Number of shares/quotas owned by ITAÚ UNIBANCO			Equity share in voting	Equity share in
Companies	Capital	Stockholders’ equity	the period	Common	Preferred	Quotas	capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	39,676,320	44,920,665	5,852,938	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	6,831,791	2,219,441	5,284,526	5,284,526	-	99.99	99.99
Banco Itaucard S.A.	15,553,776	17,241,019	1,275,906	3,592,433,657	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A.	1,046,841	1,858,014	346,778	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	25,196	48,124	266,002	12,953	25,906	-	100.00	100.00
Foreign							-	-
Itaú Chile Holding, INC.	524,209	1,949,002	146,464	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	155,320	246,359	23,241	1,639,430,739	-	-	100.00	100.00
OCA S.A.	14,232	92,223	36,787	1,502,176,740	-	-	100.00	100.00
OCA Casa Financiera S.A.	18,366	36,434	1,432	646	-	-	100.00	100.00
ACO Ltda.	13	2,557	87	-	-	131	99.24	99.24

II - Composition of investments

	12/31/2011	12/31/2010
Investment in affiliates	1,684,423	2,058,988
Domestic	1,464,935	1,376,262
Serasa S.A.	271,636	254,379
Porto Seguro Itaú Unibanco Participações S.A.	1,155,677	1,079,773
Tecnologia Bancária S.A.	37,534	42,009
Other	88	101
Foreign	219,488	682,726
Banco BPI, S.A. (BPI) (*)	218,763	682,346
Other	725	380
Other investments	1,235,566	1,379,070
Investments through tax incentives	166,946	160,575
Equity securities	11,800	9,903
Shares and quotas	310,735	395,717
Interest in Instituto de Resseguros do Brasil - IRB	227,170	227,170
Other	518,915	585,705
(Allowance for loan losses)	(203,348)	(188,270)
Total	2,716,641	3,249,788

(*)	In 2011 an impairment of the investment was recognized in the amount of R$ 276,794, which was calculated based on market value in relation to its book value.

III- Equity in earnings of affiliates and other investments

	01/01 to 12/31/2011	01/01 to 12/31/2010
Investment in affiliates - Domestic	275,875	272,783
Investment in affiliates – Foreign (Note 15a II)	(342,744)	72,153
Dividends received from Other investments	119,363	84,820
Other	(12,997)	(6,663)
Total	39,497	423,093

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

			CHANGES
	Annual depreciation/ amortization rates (%)	Balance at 12/31/2010	Acquisitions	Depreciation and amortization expenses	Impairment	Disposals	Exchange variation	Other	Balance at 12/31/2011
REAL ESTATE IN USE (1)
REAL ESTATE IN USE (2)(3)		1,769,523	247,438	(95,787)	-	(57,856)	(9,750)	16,210	1,869,778
Land		971,170	166,779	-	-	(17,222)	2,483	(9,839)	1,113,371
Buildings		798,353	80,659	(95,787)	-	(40,634)	(12,233)	26,049	756,407
Cost		2,320,572	80,659	-	-	(67,268)	(10,516)	16,362	2,339,809
Accumulated depreciation	4	(1,522,219)	-	(95,787)	-	26,634	(1,717)	9,687	(1,583,402)
OTHER FIXED ASSETS (3)		2,954,268	1,655,491	(1,087,709)	(14,784)	(82,541)	15,295	(22,800)	3,417,220
Improvements		625,257	228,682	(241,708)	-	(3,889)	(4,373)	33,641	637,610
Cost		1,108,895	228,682	-	-	(129,939)	(856)	32,007	1,238,789
Accumulated depreciation	10	(483,638)	-	(241,708)	-	126,050	(3,517)	1,634	(601,179)
Installations		266,520	179,411	(52,982)	-	(743)	8,564	(9,866)	390,904
Cost		769,685	179,411	-	-	(17,871)	5,153	954	937,332
Accumulated depreciation	10 to 20	(503,165)	-	(52,982)	-	17,128	3,411	(10,820)	(546,428)
Furniture and equipment		428,408	220,303	(63,152)	(14,784)	(17,089)	(18,886)	(47,735)	487,065
Cost		843,615	220,303	-	(14,784)	(145,732)	(13,037)	(42,343)	848,022
Accumulated depreciation	10 to 20	(415,207)	-	(63,152)	-	128,643	(5,849)	(5,392)	(360,957)
EDP systems (4)		1,404,459	941,865	(676,532)	-	(55,898)	27,922	3,042	1,644,858
Cost		4,746,283	941,865	-	-	(670,513)	38,925	(68,327)	4,988,233
Accumulated depreciation	20 to 50	(3,341,824)	-	(676,532)	-	614,615	(11,003)	71,369	(3,343,375)

Other (communication, security and transportation)		229,624	85,230	(53,335)	-	(4,922)	2,068	(1,882)	256,783
Cost		530,420	85,230	-	-	(65,661)	2,351	(2,836)	549,504
Accumulated depreciation	10 to 20	(300,796)	-	(53,335)	-	60,739	(283)	954	(292,721)
TOTAL REAL ESTATE IN USE		4,723,791	1,902,929	(1,183,496)	(14,784)	(140,397)	5,545	(6,590)	5,286,998
Cost		11,290,640	1,902,929	-	(14,784)	(1,114,206)	24,503	(74,022)	12,015,060
Accumulated depreciation		(6,566,849)	-	(1,183,496)	-	973,809	(18,958)	67,432	(6,728,062)

(1) There is the contractual commitment for the purchase of fixed assets in the amount of R$ 166,315 thousand;

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 12b);

(3) Includes the amount of R$ 2,203 thousand related to attached real estate; fixed assets under construction in the amount of R$ 130,958 thousand, consisting of R$ 56,139 thousand in real estate in use; R$ 50,965 thousand in improvements, and R$ 23,855 thousand in equipment;

(4) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance lease. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopt for own assets. These contracts amount to R$ 302,531 thousand at December 31, 2011.

II) Goodwill

		CHANGES
	Balance at 12/31/2010	Acquisitions	Other	Balance at 12/31/2011
GOODWILL (Notes 2b and 4k) (*)	67,617	52,169	(24,095)	95,691

(*) At August 1, 2011, ITAÚ UNIBANCO HOLDING acquired 50% plus 1 share of capital of MCC Securities Inc (Cayman Islands) for R$ 50,748, of which R$ 48,415 for the equity interest and R$ 2,333 for the exclusivity right to act on the sale of MCC Securities business. The transaction gave rise to a goodwill of R$ 52,169 and this interest was proportionally consolidated in the financial statements of ITAÚ UNIBANCO HOLDING.

III) Intangible assets

			CHANGES
	Annual depreciation/ amortization rates (%) (2)	Balance at 12/31/2010	Acquisitions	Depreciation and amortization expenses (3)	Impairment (5)	Disposals	Exchange variation	Other	Balance at 12/31/2011
INTANGIBLE ASSETS (1)
RIGHTS FOR ACQUISITION OF PAYROLL (4)		1,129,854	366,311	(602,502)	(24,113)	(112,181)	-	(5,921)	751,448
Cost		2,414,697	366,311	-	(24,113)	(1,097,031)	-	(12,316)	1,647,548
Accumulated amortization	until 9	(1,284,843)	-	(602,502)	-	984,850	-	6,395	(896,100)
OTHER INTANGIBLE ASSETS		1,804,003	1,589,576	(380,565)	(5,816)	(27,449)	27,797	50,818	3,058,364
Association for the promotion and offer of financial products and services		1,115,272	303,526	(113,670)	(5,816)	(27,449)	839	3,480	1,276,182
Cost		1,171,228	303,526	-	(5,816)	(93,672)	1,025	10,408	1,386,699
Accumulated amortization	until 5	(55,956)	-	(113,670)	-	66,223	(186)	(6,928)	(110,517)
Expenditures on acquisition of software		532,147	981,414	(207,737)	-	-	10,171	22,639	1,338,634
Cost		1,014,957	981,414	-	-	(115,904)	15,713	(24,561)	1,871,619
Accumulated amortization	20	(482,810)	-	(207,737)	-	115,904	(5,542)	47,200	(532,985)
Other intangible assets		156,584	304,636	(59,158)	-	-	16,787	24,699	443,548
Cost		270,793	304,636	-	-	(6,692)	25,038	24,693	618,468
Accumulated amortization	10 to 20	(114,209)	-	(59,158)	-	6,692	(8,251)	6	(174,920)
TOTAL INTANGIBLE ASSETS		2,933,857	1,955,887	(983,067)	(29,929)	(139,630)	27,797	44,897	3,809,812
Cost		4,871,675	1,955,887	-	(29,929)	(1,313,299)	41,776	(1,776)	5,524,334
Accumulated amortization		(1,937,818)	-	(983,067)	-	1,173,669	(13,979)	46,673	(1,714,522)

 (1) There are no contractual commitments for purchase of new intangible assets;

(2) All intangible assets have defined useful lives, except for goodwill on acquisition;

(3) Amortization expenses of the rights for acquisition of payrolls and partnerships are disclosed in the expenses on financial operations.

(4) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;

(5) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

NOTE 16 – STOCKHOLDERS’ EQUITY

a)	Shares

At the Extraordinary Stockholders Meeting held on April 25, 2011 homologated by the Brazilian Central Bank on August 22, 2011, the stockholders approved a 1-to-100 reverse stock split and simultaneously a 100-to-1 stock split. Said operation required cancellation of 75 common shares and 44 preferred shares, all of which are book-entry shares of Company’s own issue and existing in treasury, with no capital reduction.

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at December 31, 2010), of which R$ 31,551,752 (R$ 31,546,933 at December 31, 2010) refers to stockholders domiciled in the country and R$ 13,448,248 (R$ 13,453,067 at December 31, 2010) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of Shares – ESM of 04/25/2011 – Approved at 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 12/31/2011	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 12/31/2011	2,283,888,835	921,023,218	3,204,912,053
Residents abroad at 12/31/2011	5,397,565	1,360,626,482	1,366,024,047
Treasury shares at December 31, 2010 (*)	2,202	26,566,015	26,568,217	(628,577)
Purchase of shares	-	40,970,900	40,970,900	(1,302,638)
Exercised options - Granting of stock options – Simple and Bonus options	-	(5,977,962)	(5,977,962)	117,034
Disposals – Stock option plan	(27)	(4,264,938)	(4,264,965)	150,619
(-) Cancellation of Shares – ESM of 04/25/2011	(75)	(44)	(119)	-
Treasury shares at December 31, 2011 (*)	2,100	57,293,971	57,296,071	(1,663,562)
Outstanding shares at December 31, 2011	2,289,284,300	2,224,355,729	4,513,640,029
Outstanding shares at December 31, 2010	2,289,284,273	2,255,083,729	4,544,368,002

(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of shares purchased in the period, as well as the average cost of treasury shares and their market price at December 31, 2011:

Cost/Market value	Common	Preferred
Minimum	-	26.20
Weighted average	-	31.79
Maximum	-	37.40
Treasury shares
Average cost	9.65	29.03
Market value	27.01	33.99

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share will be maintained according to resolution adopted at the A/ESM held on April 24, 2009, so that total amounts monthly paid by the Company to stockholders will be increased by 10%, from October 1, 2009, date the bonus shares are included in the share position.

I - Calculation

Net income	11,890,196
Adjustments:
(-) Legal reserve	(594,510)
Dividend calculation basis	11,295,686
Mandatory minimum dividend	2,823,922
Mandatory paid/provided for	4,393,807	38.9%

II - Payments/Provision for interest on capital and dividends

	Gross	WTF	Net
Paid / Prepaid	1,820,516	(183,313)	1,637,203
Dividends - 11 monthly installments of R$ 0,012 per share paid from February to December 2011	598,427	-	598,427
Interest on capital - R$ 0,2706 per share, paid on August 22, 2011	1,222,089	(183,313)	1,038,776

Declared until December 31, 2011 (Recorded in Other Liabilities – Social and Statutory)	1,386,584	(199,865)	1,186,719
Dividends - 1 monthly installment of R$ 0,012 per share, paid on January 2, 2012	54,151	-	54,151
Interest on capital - R$ 0,2880 per share, credited on December 29, 2011 to be paid until April 30, 2012	1,299,882	(194,982)	1,104,900
Interest on capital - R$ 0,0072 per share to be paid until April 30, 2012	32,551	(4,883)	27,668

Declared after December 31, 2011 (Recorded in Revenue Reserve - Unrealized profits) (*)	1,846,923	(277,038)	1,569,885
Interest on capital - R$ 0,4092 per share to be paid until April 30, 2012	1,846,923	(277,038)	1,569,885

Total from 01/01 to 12/31/2011 - R$ 0.9727 net per share	5,054,023	(660,216)	4,393,807
Total from 01/01 to 12/31/2010- R$ 0,8607 net per share	4,482,550	(574,436)	3,908,114

(*) In compliance with BACEN Circular Letter nº 3.516, of july 21, 2011.

c)	Capital and revenue reserves

	12/31/2011	12/31/2010
CAPITAL RESERVES	763,413	594,734
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638	478,796	310,117
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	34,422,444	25,661,505
Legal	3,848,025	3,253,516
Statutory:	28,727,496	22,407,989
Dividends equalization (1)	8,576,671	6,718,349
Working capital increase (2)	8,749,186	6,917,094
Increase in capital of investees (3)	11,401,639	8,772,546
Unrealized profits (4)	1,846,923	-
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to Interest on Capital declared after December 31, 2011, in compliance with BACEN Circular Letter nº 3.516, of july 21, 2011.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 12/31/2011	01/01 to 12/31/2010	12/31/2011	12/31/2010
ITAÚ UNIBANCO HOLDING	11,890,196	10,272,015	78,383,153	70,644,790
Amortization of goodwill	2,779,263	2,999,772	(7,035,820)	(9,815,083)
Unrealized income (loss) and Other	(48,838)	51,176	-	48,838
ITAÚ UNIBANCO HOLDING CONSOLIDATED	14,620,621	13,322,963	71,347,333	60,878,545

e)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	12/31/2011	12/31/2010	01/01 to 12/31/2011	01/01 to 12/31/2010
Unibanco Participações Societárias S.A. (1)	-	1,190,343	(36,476)	(85,213)
Itau Bank, Ltd. (2)	740,703	657,794	-	-
Redecard S.A.	793,779	700,064	(705,252)	(699,728)
Biu Participações S.A.	103,659	109,108	(34,510)	(25,236)
Itaú Gestão de Ativos S.A.	62,390	60,041	(3,034)	(6)
Biogeração de Energia S.A.	11,440	25,077	9,083	1,290
Investimentos Bemge S.A.	18,738	17,485	(1,266)	(1,049)
Investment funds	397,679	741,455	(35,341)	(54,655)
Other	10,516	11,536	(6,020)	(1,326)
Total	2,138,904	3,512,903	(812,816)	(865,923)

(1)	On July 28, 2011, Dibens Leasing S.A. Arrendamento Mercantil, subsidiary of ITAÚ UNIBANCO HOLDING, acquired minority interest in subsidiary Unibanco Participações Societárias for the amount of R$ 1,226,847.
(2)	Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

f)	Stock Option Plan

I – Purpose and Guidelines of the Plan

The Group has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the Programs

II.I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-Merger Program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the grating date or alternatively, subject to the positive or negative adjustments of up to 20% in the period of at least one. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II.II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partner Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

Summary of Changes in the Plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Weighted average	Weighted average	Prior balance			Forfeited (*) /	To be exercised
NO.	Date	until	until	price (R$ 1)	exercise price	market price	12/31/2010	Granted	Exercised	Cancelled	at 12/31/2011

Simple Options
10th	2/16/2004	12/31/2008	12/31/2011	13.46	13.23	35.17	712,942	-	712,942	-	-
27th	2/1/2005	5/5/2009	1/31/2011	16.52	16.42	39.50	12,650	-	12,650	-	-
11th	2/21/2005	12/31/2009	12/31/2012	18.94	18.39	34.88	2,877,600	-	1,912,825	27,500	937,275
11th	8/1/2005	12/31/2009	12/31/2012	18.94	18.39	34.88	27,500	-	27,500	-	-
11th	8/6/2007	12/31/2009	12/31/2012	18.94	-	-	11,357	-	-	-	11,357
27th	2/1/2005	2/1/2010	1/31/2011	16.52	16.42	39.50	16,389	-	16,389	-	-
34th	3/21/2007	3/21/2010	3/20/2011	35.34	-	-	75,901	-	-	75,901	-
35th	3/22/2007	3/22/2010	3/21/2011	35.31	-	-	29,518	-	-	29,518	-
30th	7/4/2006	7/4/2010	7/3/2011	28.49	28.45	36.48	52,710	-	52,710	-	-
29th	9/19/2005	9/19/2010	9/18/2011	21.77	21.30	38.45	12,650	-	12,650	-	-
12th	2/21/2006	12/31/2010	12/31/2013	28.18	27.30	36.42	8,025,250	-	1,110,385	60,500	6,854,365
12th	8/6/2007	12/31/2010	12/31/2013	28.18	-	-	15,867	-	-	-	15,867
16th	8/10/2009	12/31/2010	12/31/2014	32.05	-	-	874,167	-	-	-	874,167
34th	3/21/2007	3/21/2011	3/20/2012	36.85	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2011	3/21/2012	36.80	-	-	29,518	-	-	-	29,518
36th	5/14/2008	5/14/2011	5/13/2012	45.79	-	-	25,301	-	-	-	25,301
30th	7/4/2006	7/4/2011	7/3/2012	29.21	-	-	52,707	-	-	-	52,707
33rd	8/30/2006	8/30/2011	8/29/2012	32.34	-	-	21,083	-	-	-	21,083
13th	2/14/2007	12/31/2011	12/31/2014	35.89	34.82	36.93	8,546,975	-	507,375	306,625	7,732,975
13th	8/6/2007	12/31/2011	12/31/2014	35.89	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	35.89	-	-	45,954	-	-	-	45,954
Total options to be exercised					21.84	35.62	21,572,589	-	4,365,426	500,044	16,707,119

34th	3/21/2007	3/21/2012	3/20/2013	36.85	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2012	3/21/2013	36.80	-	-	29,514	-	-	-	29,514
36th	5/14/2008	5/14/2012	5/13/2013	45.79	-	-	25,300	-	-	-	25,300
17th	9/23/2009	9/23/2012	12/31/2014	37.02	-	-	29,551	-	-	-	29,551
14th	2/11/2008	12/31/2012	12/31/2015	41.37	-	-	10,846,487	-	-	1,580,421	9,266,066
14th	5/5/2008	12/31/2012	12/31/2015	41.37	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	41.37	-	-	45,954	-	-	-	45,954
36th	5/14/2008	5/14/2013	5/13/2014	45.79	-	-	25,300	-	-	-	25,300
15th	3/3/2009	12/31/2013	12/31/2016	27.06	26.97	33.88	15,067,330	-	804,770	147,620	14,114,940
15th	10/28/2009	12/31/2013	12/31/2016	27.06	-	-	45,954	-	-	-	45,954
18th	4/17/2010	12/31/2014	12/31/2017	43.95	-	-	6,126,609	-	-	74,386	6,052,223
18th	5/11/2010	12/31/2014	12/31/2017	43.95	-	-	1,206,340	-	-	42,421	1,163,919
37th	4/19/2011	12/31/2015	12/31/2018	42.93	-	-	-	9,863,110	-	93,678	9,769,432
Total options outstanding					26.97	33.88	33,544,865	9,863,110	804,770	1,938,526	40,664,679
Total simple options					22.64	35.35	55,117,454	9,863,110	5,170,196	2,438,570	57,371,798

Partner Options
04th	3/3/2008	3/3/2011	-	-	-	37.22	416,487	-	376,581	-	39,906
05th	9/3/2008	9/3/2011	-	-	-	28.83	490,624	-	431,185	12,729	46,710
Total options to be exercised						37.22	907,111	-	807,766	12,729	86,616
06th	3/6/2009	3/6/2012	-	-	-	-	740,362	-	-	21,339	719,023
07th	6/19/2009	3/6/2012	-	-	-	-	79,446	-	-	-	79,446
01st	9/3/2007	9/3/2012	-	-	-	-	329,181	-	-	19,673	309,508
03rd	2/29/2008	9/3/2012	-	-	-	-	33,474	-	-	-	33,474
04th	3/3/2008	3/3/2013	-	-	-	-	415,930	-	-	27,498	388,432
08th	8/17/2010	8/16/2013	-	-	-	-	376,916	-	-	37,284	339,632
09th	8/30/2010	8/16/2013	-	-	-	-	359,991	-	-	30,280	329,711
11th	9/30/2010	8/16/2013	-	-	-	-	17,717	-	-	-	17,717
05th	9/3/2008	9/3/2013	-	-	-	-	490,126	-	-	40,684	449,442
10th	9/30/2010	9/29/2013	-	-	-	-	1,940,987	-	-	78,578	1,862,409
12th	2/28/2011	2/28/2014	-	-	-	-	-	1,585,541	-	26,957	1,558,584
06th	3/6/2009	3/6/2014	-	-	-	-	739,608	-	-	35,004	704,604
07th	6/19/2009	3/6/2014	-	-	-	-	79,445	-	-	-	79,445
14th	11/4/2011	8/18/2014					-	509	-	-	509
13th	8/19/2011	8/19/2014	-	-	-	-	-	706,397	-	-	706,397
08th	8/17/2010	8/16/2015	-	-	-	-	376,876	-	-	37,953	338,923
09th	8/30/2010	8/16/2015	-	-	-	-	359,962	-	-	30,810	329,152
11th	9/30/2010	8/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	9/30/2010	9/29/2015	-	-	-	-	1,940,951	-	-	82,433	1,858,518
12th	2/28/2011	2/28/2016	-	-	-	-	-	1,585,497	-	28,282	1,557,215
13th	8/19/2011	8/19/2016	-	-	-	-	-	706,338	-	-	706,338
14th	11/4/2011	8/18/2016	-	-	-	-	-	508	-	-	508
Total options outstanding					-	-	8,298,684	4,584,790	-	496,775	12,386,699
Total Partner Options					-	37.22	9,205,795	4,584,790	807,766	509,504	12,473,315
TOTAL SIMPLE AND PARTNER OPTIONS					22.84	32.92	64,323,249	14,447,900	5,977,962	2,948,074	69,845,113

 (*) Refers to the non-exercise due to the beneficiary’s option.

III - Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for partner options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the Underlying Asset: the share price of Itaú Unibanco Holding (ITUB4) used for calculation is the closing price at BOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BOVESPA, adjusted by the IGP-M variation.

Granting		Vesting period	Exercise	Price of underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility
Simple Options
37th	4/19/2011	12/31/2015	12/31/2018	37.26	11.02	2.97%	5.80%	30.53%

Partner Options (*)
12th	2/28/2011	2/28/2014	-	37.00	33.85	2.97%	-	-
12th	2/28/2011	2/28/2016	-	37.00	31.83	2.97%	-	-
13th	8/19/2011	8/19/2014	-	26.65	24.39	2.97%	-	-
13th	8/19/2011	8/19/2016	-	26.65	22.98	2.97%	-	-
14th	11/4/2011	8/18/2014	-	32.62	30.04	2.97%	-	-
14th	11/4/2011	8/18/2016	-	32.62	28.30	2.97%	-	-

 (*) The fair value of Partner option is measured based on the fair value of Itaú Unibanco share at the granting date.

IV - Accounting Effects Arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to December 31, 2011 was R$ 162,663 (R$ 131,660 from January 1 to December 31, 2010), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16 c).

In the Stockholders’ Equity, the effect was as follows:

Amount received for the sale of shares – exercised options	353,036
(-) Cost of treasury shares sold	(267,653)
(+) Write-off of cost recognized of exercised options	(6,016)
Effect on sale (*)	79,367

 (*) Recorded in revenue reserves.

NOTE 17 – RELATED PARTIES

a)	Transactions between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A.(IUPAR) and ITAÚSA, parents company of ITAÚ UNIBANCO HOLDING.

•	Its non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and Banco BPI, S.A.

Additionally, there are operations with jointly controlled entities, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento e Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)		ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)
	12/31/2011	12/31/2010	01/01 to 12/31/2011	01/01 to 12/31/2010	12/31/2011	12/31/2010	01/01 to 12/31/2011	01/01 to 12/31/2010
Interbank investments	26,289,384	10,418,693	2,310,797	918,826	1,836,298	725,505	189,841	112,010
Itaú Unibanco S.A.	26,289,384	10,418,693	2,310,797	918,826	-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	618,853	426,710	56,483	35,089
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	235,967	282,172	31,097	17,769
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	981,478	-	102,261	59,123
Other	-	-	-	-	-	16,623	-	29
Derivative financial instruments	-	-	(183)	(1,509)	-	-	-	-
Itaú Unibanco S.A.	-	-	(183)	(1,509)	-	-	-	-
Deposits	(4,832,444)	(3,344,008)	(445,936)	(269,784)	(76,573)	(92,623)	-	-
Itaú Unibanco S.A.	(4,832,444)	(3,344,008)	(445,936)	(269,784)	-	-	-	-
Duratex S.A.	-	-	-	-	(1,596)	(46,415)	-	-
Elekeiroz S.A.	-	-	-	-	-	(30,621)	-	-
Itautec S.A.	-	-	-	-	-	(8,364)	-	-
Porto Seguro S.A.	-	-	-	-	-	(1,514)	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	(56,804)	(248)	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	(18,055)	(277)	-	-
Ponto Frio Leasing S.A. Arrendamento Mercantil	-	-	-	-	-	(5,184)	-	-
Banco Investcred Unibanco S.A.	-	-	-	-	(15)	-	-	-
Other	-	-	-	-	(103)	-	-	-
Repurchase agreements	-	-	-	-	(100,494)	(104,272)	(20,865)	(18,692)
Itaúsa Empreendimentos S.A.	-	-	-	-	-	(51,989)	-	-
Duratex S.A.	-	-	-	-	-	(8,454)	(4,031)	(2,309)
Elekeiroz S.A.	-	-	-	-	-	-	(3,214)	(1,556)
Itautec S.A.	-	-	-	-	-	(17,789)	-	-
FIC Promotora de Venda Ltda.	-	-	-	-	(6,078)	(6,216)	(782)	(442)
Facilita Promotora S.A.	-	-	-	-	(7,373)	-	(717)	-
Olimpia Promoção e Serviços S.A.	-	-	-	-	(2,319)	(9,496)	(450)	-
Banco Investcred Unibanco S.A.	-	-	-	-	(14,271)	(9,335)	(1,421)	(1,117)
Maxfácil Participações S.A	-	-	-	-	(63,753)	-	(6,662)	-
Porto Seguro S.A.	-	-	-	-	-	-	(32)	(11,577)
Other	-	-	-	-	(6,700)	(993)	(3,556)	(1,691)
Amounts receivable from (payable to) related companies	(3,939)	(384)	-	-	(95,680)	(80,877)	-	-
Itaú Unibanco S.A.	(3,557)	-	-	-	-	-	-	-
Itaú Corretora de Valores S. A.	(382)	(384)	-	-	-	-	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	-	82	-	-	-
Porto Seguro S.A.	-	-	-	-	10,925	38,540	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	(4)	6,007	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	(1,098)	(1,372)	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-	(173)	(130)	-	-
Banco Investcred Unibanco S.A.	-	-	-	-	-	10	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	(520)	(25,229)	-	-
Fundação Itaubanco	-	-	-	-	1,254	-	-	-
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	279	-	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-	(8,688)	-	-	-
Fundação BEMGEPREV	-	-	-	-	(3,193)	(13,303)	-	-
UBB Prev Previdência Complementar	-	-	-	-	(18,712)	(17,364)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-	(76,110)	(79,222)	-	-
Other	-	-	-	-	278	11,186	-	-
Banking services fees (expenses)	-	-	(4,824)	(4,520)	-	-	(15,673)	3,807
Itaú Corretora de Valores S. A.	-	-	(4,782)	(4,520)	-	-	-	-
Fundação Itaubanco	-	-	-	-	-	-	21,160	9,537
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	4,863	3,012
UBB Prev Previdência Complementar	-	-	-	-	-	-	1,358	2,764
Itaúsa Investimentos S.A.	-	-	-	-	-	-	1,141	1,324
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	-	-	(20,133)	1,939
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	-	-	(2,292)	-
Porto Seguro S.A.	-	-	-	-	-	-	(25,889)	(18,404)
Other	-	-	(42)	-	-	-	4,119	3,635
Rent revenues (expenses)	-	-	(226)	(410)	-	-	(37,422)	(28,773)
Itaúsa Investimentos S.A.	-	-	(16)	(29)	-	-	-	(1,353)
Itaú Seguros S.A.	-	-	(161)	-	-	-	-	-
Fundação Itaubanco	-	-	-	-	-	-	(26,536)	(15,400)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(9,566)	(7,563)
Other	-	-	(49)	(381)	-	-	(1,320)	(4,457)
Donation expenses	-	-	-	-	-	-	(57,110)	(44,673)
Instituto Itaú Cultural	-	-	-	-	-	-	(56,400)	(44,000)
Fundação Itaú Social	-	-	-	-	-	-	(280)	(273)
Associação Clube "A"	-	-	-	-	-	-	(430)	(400)
Data processing expenses	-	-	-	-	-	-	(314,651)	(296,053)
Itautec S.A.	-	-	-	-	-	-	(314,651)	(296,053)
Non-operating income	-	-	-	-	-	-	48,088	-
Itaúsa Investimentos S.A.	-	-	-	-	-	-	48,088	-

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of Itaú Unibanco, recorded in Other Administrative Expenses the amount of R$ 7,983 (R$ 16,645 from 01/01 to 12/31/2010) in view of the use of common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding made regular donations to Fundação Itaú Social, a philanthropic foundation which objectives are: to create "Programa Itaú Social", aimed at coordinating activities that are of the community’s interest, support and develop social, scientific and cultural projects, mainly in the elementary education and health areas; support projects or initiatives in progress, maintained or sponsored by entities qualifying to work, according to "Programa Itaú Social". In addition, Itaú Unibanco is the founding partner and sponsor of Instituto Itaú Cultural - IIC, an entity which objective is to promote and preserve the Brazilian cultural heritage.

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	12/31/2011	12/31/2010
Compensation	270,993	294,207
Board of Directors	4,798	3,399
Management members	266,195	290,808
Profit sharing	191,923	261,282
Board of Directors	1,000	2,500
Management members	190,923	258,782
Contributions to pension plans	5,018	8,092
Board of Directors	163	589
Management members	4,855	7,503
Stock option plan – Management members	149,629	128,239
Total	617,563	691,820

Information related to the granting of stock option plan, benefits to employees and post-employment benefits are detailed in Notes 16f IV and 19, respectively.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Interbank deposits	27,820,434	14,834,851	27,848,688	14,842,100	28,254	7,249	28,254	7,249
Securities and derivative financial instruments	187,880,424	186,562,415	188,477,270	187,166,832	1,326,216	1,070,847	596,846	604,417
Adjustment of available-for-sale securities					718,599	453,749	-	-
Adjustment of held-to-maturity securities					607,617	617,098	596,846	604,417
Loan, lease and other credit operations	319,711,055	273,034,626	320,341,022	273,225,632	629,967	191,006	629,967	191,006
Investments (2)
BM&FBovespa	58,107	58,107	441,205	591,124	383,098	533,017	383,098	533,017
BPI (3)	218,763	682,346	218,763	524,136	(413,087)	(382,138)	-	(158,210)
Cetip S.A.	291	34,682	12,235	520,740	11,944	486,058	11,944	486,058
Porto Seguro Itaú Unibanco Participações S.A. (4)	1,155,677	1,079,773	2,093,631	2,781,678	937,954	1,701,905	937,954	1,701,905
Serasa S.A.	271,636	254,379	1,252,447	869,057	980,811	614,678	980,811	614,678
Parent company	179,701	168,285	1,160,512	782,963	980,811	614,678	980,811	614,678
Minority stockholders (5)	91,935	86,094	91,935	86,094	-	-	-	-
Fundings and borrowings (6)	219,234,287	159,586,365	219,425,572	159,737,232	(191,285)	(150,867)	(191,285)	(150,867)
Subordinated debt (Note 10f)	39,715,187	34,487,665	39,879,597	34,568,948	(164,410)	(81,283)	(164,410)	(81,283)
Treasury shares	1,663,562	628,577	1,947,479	1,057,130	-	-	283,917	428,553
Total unrealized					3,529,462	3,990,472	3,497,096	4,176,523

(1) It does not consider the corresponding tax effects.

(2) Starting December 2011, Redecard is no longer disclosed since it is an investment in subsidiary;

(3) In unrealized result, considers adjustment to market value of available-for-sale securities.

(4) Parent company of Porto Seguro S.A.;

(5) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING;

(6) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings;

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&F at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held-to-Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans, based on the net present value of future cash flows, discounted at interest rates practiced in the market at the balance sheet date, also taking into account the effects of hedges (swap contracts);

•	Investments - in companies BPI, BM&FBovespa, CETIP and Porto Seguro at the share value in stock exchanges and Serasa S.A. based on the historical average of Price/Income ratio of its parent company.
•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&F on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – BENEFITS TO EMPLOYEES

Pursuant to CVM Resolution No. 600, dated October 7, 2009, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco CD Plan (3) (4)

Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)

Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)

Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2) Redecard Supplementary Plan (3) (5)

Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

UBB-PREV - Previdência Complementar	Unibanco Pension Plan (3)
Basic Plan (1)
IJMS Plan (1)

Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

(4) The Itaubanco Defined Contribution Plan was set up as a result of the partial spin-off of the Supplementary retirement plan - PAC, and is being offered to former participants of the latter, which are not receiving supplementary retirement by the PAC. The participants who have not joined the Itaubanco Defined Contribution Plan, as well as those contributing to the PAC, will remain in this latter, without any continuity, and will have their vested rights guaranteed. As set forth in the Itaubanco Defined Contribution Plan regulation, the transaction and novation period ended on May 8, 2010;

(5) Redecard Pension Plan was changed in January 2011 from Defined Benefit - BD to Defined Contribution - CD, with adhesion of 95% of employees. This plan enables the employee to contribute monthly with a defined percentage to be deducted from the monthly compensation and, additionally, the company contributes with 100% of the option chosen by the employees, limited to 9% of their income.

b) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	2011	2010
Discount rate	9,72% p.a.	9.72% p.a.
Expected return rate on assets	11.32 % p.a.	12.32% p.a.
Mortality table (1)	AT-2000	AT-2000
Turnover (2)	Itaú Exp. 2008/2010	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (3)	Projected Unit Credit	Projected Unit Credit

(1) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(2) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4% p.a. based on the 2008/2010 experience;

(3) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II – Management of defined benefit plan assets

The purpose of the management of the funds from the closed-end private pension entities is the long-term balance between social security assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatching assets and liabilities by pension plan.

At December 31, 2011 the allocation of plan assets and the allocation target for 2012, by type of asset, are as follows:

			% Allocation
Types	At 12/31/2011	At 12/31/2010	12/31/2011	12/31/2010	2012 Target
Fixed income securities	10,341,420	9,769,060	87.85%	87.47%	53% to 100%
Variable income securities	1,051,130	992,733	8.93%	8.89%	0% to 25%
Structured investments	13,511	10,570	0.11%	0.09%	0% to 10%
Foreign investments	-	3,988	0.00%	0.04%	0% to 3%
Real estate	344,012	368,515	2.92%	3.30%	0% to 6%
Loans to participants	22,854	22,962	0.19%	0.21%	0% to 5%
Total	11,772,927	11,167,828	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 530,721 (R$ 542,233 at 12/31/2010), and real estate rented to Group companies with a fair value of R$ 298.169 (R$ 308,819 at 12/31/2010).

The expected income from defined benefit plan assets is based on projections of returns for each of the segments detailed above. For the fixed-income segment, the adopted interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the closing of the balance sheet. For the variable-income segment, conservative expectations of annual returns were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III- Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	12/31/2011	12/31/2010
1 - Net assets of the plans	11,772,927	11,167,828
2 - Actuarial liabilities	(10,413,448)	(9,815,180)
3- Surplus (1-2)	1,359,479	1,352,648
4- Asset restriction (*)	(1,262,610)	(1,108,678)
5 - Net amount recognized in the balance sheet (3-4)	96,869	243,970
Amount recognized in Assets	342,241	367,351
Amount recognized in Liabilities	(245,372)	(123,381)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of CVM Resolution No. 600.

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 12/31/2011 were recognized in Results under “Personnel expenses”.

IV - Change in net assets, actuarial liabilities, and surplus

	12/31/2011			12/31/2010
	Net assets	Actuarial liabilities	Surplus	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	11,167,828	(9,815,180)	1,352,648	14,757,268	(11,180,214)	3,577,054
Effects of the partial spin-off of PAC (1);	-	-	-	(5,147,142)	2,709,982	(2,437,160)
Inclusion of Redecard Plan	60,817	(55,897)	4,920	-	-	-
Inclusion of Itaú Defined Contribution Plan	11,748	(13,181)	(1,433)
Effects of partial spin-off of Redecard (2)	(43,595)	42,357	(1,238)
Expected return on assets (4)	1,341,662	-	1,341,662	1,334,336	-	1,334,336
Cost of current service	-	(929,862)	(929,862)	-	(936,710)	(936,710)
Cost of interest	-	(91,529)	(91,529)	-	(84,043)	(84,043)
Benefits paid	(600,493)	600,493	-	(567,438)	567,438	-
Contributions of sponsor	41,920	-	41,920	39,677	-	39,677
Contributions of participants	9,300	-	9,300	40,910	-	40,910
Actuarial gain/(loss) (3) (4)	(216,260)	(150,649)	(366,909)	710,217	(891,633)	(181,416)
Present value – end of the period	11,772,927	(10,413,448)	1,359,479	11,167,828	(9,815,180)	1,352,648

(1) Corresponds to the effect of the partial spin-off of the PAC and creation of the Itaúbanco Defined Contribution Plan, which migration process resulted in the reduction and partial settlement of PAC payables. The reduction which implied a decrease in payables and thus in actuarial liabilities, made on December 31, 2009, is already adjusted in the opening balance (January 1, 2010). At March 31, 2010, the PAC participants who opted for the voluntary migration to Itaubanco CD Plan had all of their amounts payable settled by PAC through the initial contribution of the assets previously held by PAC for individuals accounts corresponding to the Itaubanco CD Plan. PAC is no longer responsible for any retirement benefit at the PAC level related to these participants. After the partial termination of PAC, assets were transferred from PAC to Itaúbanco CD Plan.

(2) During 2010, the Bank carried out the process of migrating participants of the Redecard Retirement Plan, structured as a defined benefit plan and subject to this disclosure of results, to the Redecard Pension Plan, structured as a defined contribution plan. For those participants migrating to the Redecard Pension Plan, the future benefits started to be accumulated under the defined contribution model and, therefore, there was no replacement by a benefit of a similar nature.

(3) Gains/losses recorded in Net Assets correspond to the income earned above/below the expected return rate of assets.

(4) The actual return on assets amounted to R$ 1,125,402 (R$ 2,044,553 at 12/31/2010).

The history of actuarial gains and losses is as follows:

	12/31/2011	12/31/2010
Net assets of the plans	11,772,927	11,167,828
Actuarial liabilities	(10,413,448)	(9,815,180)
Surplus	1,359,479	1,352,648
Experience adjustments in net assets	(216,260)	710,217
Experience adjustments in actuarial liabilities	(150,649)	(891,633)

V-	Total revenue (expenses) recognized in income for the year

Total expenses recognized in defined benefit plans include components, as follows:

	12/31/2011	12/31/2010
Cost of current service	(929,862)	(936,710)
Cost of interest	(91,529)	(84,043)
Expected return on the plan assets	1,341,662	1,334,336
Effects of the partial spin-off of Redecard	(1,238)	-
Effects of the partial spin-off of PAC	-	(2,437,160)
Effect on asset restriction	(153,931)	1,990,397
Gain/(loss) for the year	(366,909)	(181,416)
Contributions of participants	9,300	40,910
V- Total revenue (expenses) recognized in income for the year	(192,507)	(273,686)

During the period, contributions made totaled R$ 41,920 (R$ 39,677 at December 31, 2010). The contribution rate increases based on the beneficiary’s salary.

In 2012, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 38,870.

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2012	645,780
2013	673,231
2014	697,244
2015	721,382
2016	746,311
2017 to 2021	4,118,739

c)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

At December 31, 2011 the amount recognized in assets is R$ 1,443,186 (R$ 1,169,166 at 12/31/2010).

Total revenue recognized in defined contribution plans includes the following components:

	12/31/2011	12/31/2010
Effect of the partial spin-off of PAC	-	1,476,743
Contributions	(143,553)	(110,423)
Actuarial gain/(loss)	149,850	256,246
Effect on asset restriction	267,722	(581,098)
Total revenue recognized in income for the year	274,019	1,041,468

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 12/31/2011 were recognized in Results under “Personnel expenses”.

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 192,631 (R$ 153,170 at 12/31/2010), of which R$ 143,553 (R$ 110,423 at 12/31/2010) arising from pension funds.

d)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries.

I-	Changes

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding are as follows:

	12/31/2011	12/31/2010
At the beginning of the year	(105,335)	(100,280)
Cost of interest	(9,968)	(9,995)
Benefits paid	5,892	5,218
Actuarial loss	(10,743)	(278)
At the end of the year	(120,154)	(105,335)

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 12/31/2011 were recognized in Results under “Personnel expenses”.

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2012	6,366
2013	6,852
2014	7,362
2015	7,854
2016	8,363
2017 to 2021	50,248

II-	Assumptions and sensitivities 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19b l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on service cost and cost of interest	1,609	(1,321)
Effects on present value of obligation	16,559	(13,563)

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Itaú Argentina Consolidated (2)		Itaú Europa Consolidated (3)		Cayman Consolidated (4)		Chile Consolidated (5)		Uruguay Consolidated (6)		Banco Itaú Paraguay		Other foreign companies (7)		Foreign consolidated (8)
	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Assets
Current assets and long-term receivables
Cash and cash equivalents	1,742,219	1,854,460	162,197	107,681	399,289	1,028,679	3,732,507	2,162,500	892,932	409,999	828,153	380,289	369,102	170,737	1,472,131	1,305,758	4,595,382	4,407,432
Interbank investments	16,006,563	8,601,130	249,457	183,488	2,690,641	3,135,597	6,357,842	4,835,807	56,573	299,580	816,640	544,708	32,851	57,919	252,388	21,512	17,684,723	10,375,327
Securities	40,283,158	33,269,475	227,815	258,751	1,729,838	1,295,038	4,711,182	5,109,620	1,891,145	1,831,224	308,663	881,257	344,029	260,718	6,973	919	48,913,877	41,464,960
Loan, lease and other credit operations	34,637,723	24,536,298	2,117,572	1,322,766	7,407,031	5,374,224	296,104	259,855	12,307,646	9,066,002	2,092,680	1,352,734	2,304,880	1,404,898	6,407	4,836	61,077,226	43,242,378
Foreign exchange portfolio	21,503,413	21,612,033	20,355	55,379	2,220,248	1,186,232	554,360	561,799	306,398	193,915	21,401	4,909	127,977	53,017	-	-	24,097,405	23,252,906
Other assets	1,129,576	1,252,526	530,249	319,870	159,266	186,947	767,173	2,255,453	923,661	300,364	720,298	385,144	513,215	312,377	137,672	132,754	4,822,472	5,086,166
Permanent assets
Investments	21,984	27,338	2,102	2,158	111,023	336,799	46,317	38,784	2,925	1,111	751	470	880	748	116,467	355,447	256,132	722,658
BPI (Note 15a II)	-	-	-	-	107,194	334,350	-	-	-	-		-	-	-	111,569	347,997	218,763	682,726
Other investments	21,984	27,338	2,102	2,158	3,829	2,449	46,317	38,784	2,925	1,111	751	470	880	748	4,898	7,450	37,369	39,932
Fixed and intangible assets	24,280	20,569	106,341	92,423	177,411	176,250	2,678	2,295	287,996	210,867	26,085	22,623	32,221	20,512	38,788	44,421	695,796	589,960
Total	115,348,916	91,173,829	3,416,088	2,342,516	14,894,747	12,719,766	16,468,163	15,226,113	16,669,276	12,313,062	4,814,671	3,572,134	3,725,155	2,280,926	2,030,826	1,865,647	162,143,013	129,141,787

LIABILITIES
Current and long-term liabilities
Deposits	43,356,785	24,477,809	2,598,633	1,783,186	6,192,719	6,352,683	2,416,346	1,414,787	10,654,802	7,661,939	3,691,100	2,748,669	2,665,151	1,724,553	-	-	58,883,455	36,946,695
Demand deposits	8,298,986	4,404,196	618,347	495,541	2,480,885	2,403,725	1,093,902	775,356	1,658,829	1,331,334	2,177,917	1,527,082	920,216	664,433	-	-	12,245,652	8,560,345
Savings deposits	-	-	580,095	494,490	-	-	-	-	-	-	1,289,019	877,345	1,127,196	781,401	-	-	2,996,310	2,153,236
Interbank deposits	1,573,226	3,077,211	64,523	10,452	1,503,552	2,568,377	-	416,242	-	1,242	7,532	9,483	-	-	-	-	2,520,833	1,540,906
Time deposits	33,484,573	16,996,402	1,335,668	782,703	2,208,282	1,380,581	1,322,444	223,189	8,995,973	6,329,363	216,632	334,759	617,739	278,719	-	-	41,120,660	24,692,208
Deposits received under securities repurchase agreements	6,538,738	14,752,992	70,772	99,183	-	-	1,844,753	1,785,560	105,704	157,091	-	-	-	2,354	-	-	7,404,766	15,585,589
Funds from acceptance and issuance of securities	8,909,700	3,311,035	-	-	3,386,604	2,488,408	2,895,861	2,952,541	1,320,737	1,088,509	-	-	-	-	-	-	16,508,555	9,816,115
Borrowings	14,343,973	9,763,083	96,051	32,929	561,044	625,577	39,590	89,037	1,304,344	860,070	29,854	32,698	322,203	112,454	31,058	27,866	16,697,060	11,517,597
Derivative financial instruments	1,435,218	1,712,751	372	(3,644)	699,537	257,447	620,175	1,168,232	184,275	165,077	1,035	2,285	-	-	-	-	2,421,775	1,993,690
Foreign exchange portfolio	21,492,533	21,623,597	20,361	55,636	2,223,737	1,199,411	547,446	550,829	305,630	193,752	21,395	4,931	131,866	51,028	-	-	24,086,221	23,264,806
Other liabilities	6,035,232	5,814,763	318,394	191,592	478,248	379,689	864,520	912,178	836,897	770,331	689,943	484,904	148,739	71,940	127,189	147,168	9,378,919	8,662,496
Deferred income	48,222	38,093	-	-	23,410	20,330	99	209	5,502	1,207	3,767	-	154	46	3,108	2,436	84,262	62,321
Minority interest in subsidiaries	-	-	8,717	34,592	63	36	-	27	172	143	-	-	-	-	4	6	272	282
Stockholders’ equity
Capital and reserves	11,163,788	8,422,399	276,795	147,742	1,433,568	1,299,281	7,177,436	6,428,298	1,802,538	1,246,464	316,031	244,535	310,426	224,439	2,052,613	1,660,946	24,489,444	19,670,311
Net income for the period	2,024,727	1,257,307	25,993	1,300	(104,183)	96,904	61,937	(75,585)	148,675	168,479	61,546	54,112	146,616	94,112	(183,146)	27,225	2,188,284	1,621,885
Total	115,348,916	91,173,829	3,416,088	2,342,516	14,894,747	12,719,766	16,468,163	15,226,113	16,669,276	12,313,062	4,814,671	3,572,134	3,725,155	2,280,926	2,030,826	1,865,647	162,143,013	129,141,787
Statement of Income
Income from financial operations	2,630,283	1,955,113	349,548	236,224	264,674	240,506	353,217	147,512	920,740	759,034	178,202	145,236	294,625	176,410	13,202	(20,553)	4,878,691	3,594,253
Expenses of financial operations	(810,930)	(661,375)	(105,767)	(67,639)	(106,974)	(135,523)	(197,766)	(195,588)	(476,266)	(259,519)	(12,577)	(10,245)	(61,451)	(31,253)	(3,417)	(4,994)	(1,661,723)	(1,301,950)
Result of loan losses	188,798	(70,516)	(18,063)	(11,034)	2,606	18,277	-	-	(57,178)	(114,306)	(25,351)	(16,780)	(31,214)	(4,588)	(3,333)	(2,962)	56,265	(201,909)
Gross income from financial operations	2,008,151	1,223,222	225,718	157,551	160,306	123,260	155,451	(48,076)	387,296	385,209	140,274	118,211	201,960	140,569	6,452	(28,509)	3,273,233	2,090,394
Other operating revenues (expenses)	24,182	46,089	(223,809)	(166,013)	(224,648)	16,954	(92,243)	(26,674)	(217,758)	(175,141)	(45,046)	(42,644)	(39,458)	(35,497)	(166,456)	62,994	(972,266)	(339,804)
Operating income	2,032,333	1,269,311	1,909	(8,462)	(64,342)	140,214	63,208	(74,750)	169,538	210,068	95,228	75,567	162,502	105,072	(160,004)	34,485	2,300,967	1,750,590
Non-operating income	(7,499)	(11,783)	40,345	8,277	1,360	(2,563)	297	266	3,124	(6,675)	100	(29)	(1,206)	(626)	1,705	6,275	35,438	(6,858)
Income before taxes on income and profit sharing	2,024,834	1,257,528	42,254	(185)	(62,982)	137,651	63,505	(74,484)	172,662	203,393	95,328	75,538	161,296	104,446	(158,299)	40,760	2,336,405	1,743,732
Income tax	(108)	(221)	(7,943)	488	(34,276)	(36,203)	-	(61)	(23,947)	(34,894)	(33,782)	(21,426)	(14,680)	(10,334)	(24,849)	(13,538)	(139,584)	(116,240)
Statutory participation in income	-	-	-	-	(6,925)	(4,545)	(1,568)	(1,044)	(14)	-	-	-	-	-	-	-	(8,507)	(5,589)
Minority interest in subsidiaries	-	-	(8,318)	997	-	1	-	4	(26)	(20)	-	-	-	-	2	3	(30)	(18)
Net income (loss)	2,024,727	1,257,307	25,993	1,300	(104,183)	96,904	61,937	(75,585)	148,675	168,479	61,546	54,112	146,616	94,112	(183,146)	27,225	2,188,284	1,621,885

(1)	Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo, and Nassau branches; Banco Itaú-BBA S.A - Nassau Branch; Itaú Unibanco Holding S.A - Grand Cayman branch and Unibanco Grand Cayman branch; only at 12/31/2010 Banco Itaú BBA S.A. Uruguay branch.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I and Itaú Sociedad de Bolsa S.A.
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itau BBA International, S.A , Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., BIE Directors Ltd, BIE Nominees, Lda, Federal Director International Services, S.A., Bay State Corporation Limited and Banco Itau Suisse S.A; only at 12/31/2010, BIEL Holdings AG, Fin Trade, BIEL Fund Management Company S.A., Itaú Europa Luxembourg Advisory Hold. Company S.A, Itaú Madeira Investimentos SGPS Ltda., Kennedy Director International Services S.A. and Cape Ann Corporation Limited.
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Unibanco Cayman Bank Ltd., Itaú Bank & Trust Cayman Ltd., Itau USA Asset Management, Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd. and UBT Finance S.A.; only at 12/31/2010, BFB Overseas N.V, BFB Overseas Cayman, Ltd., UBB Delaware I LLC. and Unibanco Securities Inc.
(5)	Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda and Itaú Chile Compañia de Seguros de Vida S.A; only at 12/31/2011, MCC Asesorias Limitada (50%) and MCC Securites INC. (50%).
(6)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A;
(7)	Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Topaz Holding Ltd., United Corporate Services Inc (new company name of Itaú USA Inc), Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited (new company name of Itaú Middle East Securities Limited), Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V, Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd. Itaú (Beijing) Investment Consultancy Limited; only at 12/31/2011: Itaú UK Asset Management Limited, Itaú BBA SAS and Itaú Asia Asset Management Limited; only at 12/31/2010: Zux SGPS Lda., Agate SARL, Amethyst Holding Ltd., Spinel Corporation and Tanzanite Corporation.
(8)	Foreign consolidated information presents balances net of eliminations from consolidation.

NOTE 21 – RISK MANAGEMENT

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on income, capital and liquidity of the Bank.

Risk management is considered by Itaú Unibanco Holding an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk-return ratio.

At Itaú Unibanco Holding, Risk Management is the process in which:

•	The existing and potential risks from the bank operations are identified and measured;
•	Policies, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and the bank’s strategies are approved;
•	The bank’s risk portfolio is managed considering the best risk-return ratio;

This process interweaves the whole institution, with full involvement of top management that, through committees, defines the global objectives that are measured as goals and limits to the risk management units. Control units, in turn, support the bank’s management by monitoring and analyzing risk.

Itaú Unibanco’s risk management organizational structure is in accordance with the Basel Accord’s recommendations. The control structure of Market, Credit, Liquidity, Operational and Underwriting risks is centralized at Itaú Unibanco Holding aiming at assuring that the conglomerate risks are being managed in accordance with established policies and procedures. The purpose of centralizing control is to provide top management with an overview of conglomerate’s risk exposure, so as to optimize and speed up corporate decision-making.

The purpose of that structure is to follow up the regulatory requirements issued by the conglomerate’s lead institution. Itaú Unibanco manages proprietary IT systems to fully meet the applicable rules on capital reserve in connection with the capital portions, pursuant to determinations and models issued by the Central Bank (BACEN). It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement. Further information on risk management can be found on the Investor Relations website www.itau-unibanco.com.br/ri, in the section Corporate Government/Risk Management – Circular 3,477.

Aiming at complying with Resolution No. 3,988 of June 30, 2011 of the National Monetary Council (CMN), Itaú Unibanco is in the process of defining and implementing its capital management structure. The Board of Directors has recently approved the appointment of a director in charge and the definition of the required structure to meet the resolution requirements, applicable to the whole financial group and the other companies included in the economic-financial consolidated.

I – Market Risk

Market risk is the possibility of incurring losses arising from variations in market values of positions held by a financial institution, including the risks of transactions subject to the variations in foreign exchange and interest rates, and equities and commodity prices.

The market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values, aiming at optimizing the risk-return ratio, by using an appropriate structure of management limits, models and tools.

The scope of the market risk control carried out by Itaú Unibanco Holding is extended to all the financial instruments included in the portfolios of companies under its responsibility. In this sense, the Itaú Unibanco’s Market Risk Management Policy is in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, issued by the National Monetary Council (CMN), being a set of principles that drive the institution’s strategy towards control and management of market risk of all business units and legal entities of the Itaú Unibanco Group.

The document that details the guidelines set out by this internal policy on market risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

The control of market risk is carried out by an area independent from the business ones, and is responsible for carrying out daily measurement, assessment and report activities by way of control units set in the legal entities of Itaú Unibanco group. The independent area also performs the monitoring, assessment and consolidated reporting of market risk information, including possible extrapolation of risk limits, reporting the event to the business unit in charge and monitoring the actions required to adjust the position and/or risk level. For this purpose, the bank relies on a structured communication and information process, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and abroad.

The market risk control and management process is submitted to periodic reviews, aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at Itaú Unibanco Holding.

The process for managing market risks of Itaú Unibanco occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk, of granular limits, assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each legal entity, which are defined in terms of risk measures used by management. Limits are monitored daily and excesses are reported and discussed in the corresponding committees.

The market risk analyses are conducted based on the following metrics:

•	Statistical Value at Risk (VaR): Statistical measure that estimates the expected maximum potential economic loss in normal market conditions, considering a defined holding period and confidence level;
•	Losses in Stress Scenarios: simulation technique to assess the behavior of assets and liabilities of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);
•	Stop Loss Alert: effective losses added to the maximum potential loss in bullish and bearish scenarios;
•	P&L To Be Realized (RaR): assessment of the difference between the appropriated interest amount and the market value on a certain date, in an usual scenario and stressed scenarios, reflecting accounting asymmetries and P&L expected to be realized. This is one of the risk measures used to managerially assess the risk of the banking portfolio.
•	Earnings at Risk (EaR): measure that quantifies the impact in P& L in the balance sheet for adverse conditions of variation in interest rates;

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. Among them, the following is included:

•	Mismatching (gap) analysis: graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV1): impact on the market value of cash flows, when submitted to an increase in 1 basis point per year in the future interest rate curve; Applied to risk factors;
•	Sensitivity to Several Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the price of the underlying asset, implied volatility, interest rate and time.
•	Stop Loss: the maximum loss that a certain portfolio classified in the trading portfolio is authorized to reach.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity.

In December 2011, Itaú Unibanco recorded a Total Global VaR of R$ 151 million (R$ 163 million in September 2011).

II – Credit Risk

Credit risk is the possibility of incurring losses in connection with the breach by the borrower or counterparty of the respective agreed-upon financial obligations, devaluation of loan agreement due to downgrading of the borrower’s risk rating, reduction in gains or compensation, advantages given upon renegotiation and recovery costs.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, Itaú Unibanco has a structure for and a policy on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

The objective of Itaú Unibanco’s credit risk management is to maximize the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders so as to give rise to returns at levels higher than the minimum return value adjusted to the risk of each business.

Itaú Unibanco establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation and consumption increase/decrease.

Itaú Unibanco’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are made based on scoring models that are continuously followed up by an independent structure, evaluating the result of their application in groups to which credits were granted. In wholesale, the credit proposals are analyzed on a case by case basis, through an approval-level mechanism that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of their approval.

To protect the institution against losses arising from loan operations, Itaú Unibanco considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account.

Itaú Unibanco recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery of transactions.

III – Operational Risk

The operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. That definition does not include the strategic risk and reputation risk.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this risk class, which management is not a new practice, but now requires a specific structure, different from those traditionally adopted for credit and market risks. Therefore, operational risk management becomes important since, it assures the identification, assessment/measurement, response, monitoring and reporting of the exposure to the organization’s operational risk.

In line with the principles of CMN Resolution No. 3,380 of June 29, 2006, Itaú Unibanco Holding formulated a policy on operational risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to operational risk management, in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, mitigation, monitoring and communications related to operational risks, as well as the roles and responsibilities of the bodies that participate in this structure. A summarized version of such policy is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational Risk.

The BACEN’s legislation compelling financial institutions to allocate capital for operational risk came into effect as from July 1, 2008. Itaú Unibanco opted for the use of the Alternative Standardized Approach.

IV – Liquidity Risk

Liquidity risk is the occurrence of imbalances between tradable assets and falling due liabilities - mismatching between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and their rights and obligations.

Management of liquidity risk seeks to adopt best practices to avoid having insufficient cash available and to avoid difficulties in meeting obligations due.

Itaú Unibanco has a structure dedicated to monitoring, controlling and analyzing liquidity risk, through models of variables projections that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, the institution establishes guidelines and limits whose compliance is periodically analyzed in technical committees and whose purpose is providing safety margin in addition to the minimum projected needs. Liquidity management policies and associated limits are established based on prospective scenarios that are regularly reviewed and on top management definitions.

V - Underwriting Risk

Underwriting risk is the risk arising from an adverse economic situation, which is contrary to the insurance company’s expectations when it establishes its underwriting policy, and uncertainties existing in the estimate of reserves.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

The centralized control of underwriting risk is conducted by the risk control area that is separate from the business units and internal audit department. That area’s role is to design internal models for measuring underwriting risk and create the conditions necessary to validate and control these models. Another role of the risk control area is to examine changes in policies and follow up the performance of insurance, pension plans and capitalization portfolios.

NOTE 22 – ADDITIONAL INFORMATION

a)	Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee itsr valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to the foreign currency were:

	12/31/2011	12/31/2010
Permanent foreign investments	26,677,728	21,292,196
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(42,093,627)	(36,878,785)
Net foreign exchange position	(15,415,899)	(15,586,589)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Investment funds	320,179,652	284,363,470	320,179,652	284,363,470	3,065	1,793
Fixed income	305,242,003	252,737,578	305,242,003	252,737,578	2,415	1,495
Shares	14,937,649	31,625,892	14,937,649	31,625,892	650	298
Managed portfolios	161,077,902	146,745,380	83,726,157	79,454,761	15,225	16,804
Customers	89,886,443	80,889,823	72,478,230	64,767,226	15,128	16,732
Itaú Group	71,191,459	65,855,557	11,247,927	14,687,535	97	72
TOTAL	481,257,554	431,108,850	403,905,809	363,818,231	18,290	18,597
(*)	It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d) Funds of consortia

	12/31/2011	12/31/2010
Monthly estimate of installments receivable from participants	77,097	52,465
Group liabilities by installments	6,206,775	3,662,270
Participants – assets to be delivered	5,830,775	3,427,044
Funds available for participants	492,514	350,377
(In units)
Number of managed groups	755	679
Number of current participants	204,668	162,841
Number of assets to be delivered to participants	121,573	102,071

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program); and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 280 (R$ 273 at December 31, 2010) in the period, and the Foundation’s social net assets totaled R$ 3,052,977 (R$ 3,080,923 at December 31, 2010). The income arising from its investments will be used to achieve the Foundation's social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 56,400 (R$ 44,000 from January 1 to December 31, 2010).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)  Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to December 31, 2011, the consolidated companies made donations to Clube “A” in the amount of R$ 400 (R$ 1,707 from January 1 to December 31, 2010).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	ITAÚ UNIBANCO HOLDING
	01/01 to 12/31/2011	01/01 to 12/31/2010
Additional allowance for loan losses (Note 8c)	-	1,037,919
Program for Settlement or Installment Payment of Federal Taxes - Law No. 11,941/09 (Notes 12b and 14)	508,993	144,712
Provision for contingencies – economic plans (Note 12)	(284,665)	(847,355)
Market value based on the share price – BPI (Note 15a II)	(244,697)	-
Benefits to Employees (Note 19)	-	(34,961)
Total	(20,369)	300,315

l)	Reclassifications for comparison purposes – The Company carried out reclassifications in the balances of December 31, 2010, for financial statements comparison purposes, in view of the change in the percentage used for financial statements consolidation purposes (Note 2b) and regrouping of the following headings: In the Balance Sheet, the reclassification of the Reward Program from Other Liabilities - Credit Card Operations to Deferred Income, and the reclassification of Technical Provision for Insurance, Pension Plan and Capitalization to Other Receivables – Receivables from Insurance and Reinsurance Operations. In Statement of Income, the reclassification of Provision for Tax and Social Security from Other Operating Expenses to Other Operating Revenues, the reclassification of the Reward Program from Other Operating Expenses to Banking Service Fees, in compliance with CVM Resolution No. 597, of September 15, 2009 and the reclassification of Income from Credit Cards and Securities Brokerage from Banking Service Fees to Income from Bank Charges.

	Prior disclosure	Reclassification/ deconsolidation	Adjusted balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	744,600,668	(4,136,610)	740,464,058
CASH AND CASH EQUIVALENTS	10,493,161	(396,621)	10,096,540
INTERBANK INVESTMENTS	85,925,793	432,928	86,358,721
Money market	68,181,744	(3,811)	68,177,933
Interbank deposits	14,398,112	436,739	14,834,851
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	188,852,602	(2,290,187)	186,562,415
Own portfolio	49,370,391	(725,806)	48,644,585
Derivative financial instruments	8,313,742	(6,553)	8,307,189
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	46,320,761	(270,013)	46,050,748
Assets guaranteeing technical provisions – other securities	9,205,110	(1,287,815)	7,917,295
INTERBANK ACCOUNTS	86,513,111	(2)	86,513,109
Central Bank deposits	85,776,472	(2)	85,776,470
INTERBRANCH ACCOUNTS	10,543	(112)	10,431
LOAN, LEASE AND OTHER CREDIT OPERATIONS	274,809,552	(1,774,926)	273,034,626
Operations with credit granting characteristics	297,101,886	(2,049,042)	295,052,844
(Allowance for loan losses)	(22,292,334)	274,116	(22,018,218)
OTHER RECEIVABLES	94,851,106	(1,289,545)	93,561,561
Income receivable	1,031,793	60,426	1,092,219
Receivables from insurance and reinsurance operations	3,660,803	(624,968)	3,035,835
Sundry	47,425,483	(725,003)	46,700,480
OTHER ASSETS	3,144,800	1,181,855	4,326,655
Assets held for sale	181,707	(31,358)	150,349
Prepaid expenses	2,607,913	1,213,213	3,821,126
PERMANENT ASSETS	10,511,659	467,393	10,979,052
INVESTMENTS	2,134,713	1,115,075	3,249,788
Investments in affiliates	937,105	1,121,883	2,058,988
Other investments	1,389,620	(10,550)	1,379,070
(Allowance for loan losses)	(192,012)	3,742	(188,270)
REAL ESTATE IN USE	5,020,757	(296,966)	4,723,791
Real estate in use	4,577,762	(1,286,020)	3,291,742
Other fixed assets	7,179,007	819,891	7,998,898
(Accumulated depreciation)	(6,736,012)	169,163	(6,566,849)
INTANGIBLE ASSETS	3,284,573	(350,716)	2,933,857
Other intangible assets	2,839,135	(382,157)	2,456,978
(Accumulated amortization)	(1,969,259)	31,441	(1,937,818)
TOTAL ASSETS	755,112,327	(3,669,217)	751,443,110
CURRENT AND LONG-TERM LIABILITIES	689,903,664	(3,617,867)	686,285,797
DEPOSITS	202,738,135	(50,078)	202,688,057
Demand deposits	25,531,744	5,390	25,537,134
Interbank deposits	1,984,960	(55,543)	1,929,417
Time deposits	116,416,300	75	116,416,375
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	199,640,802	15,551	199,656,353
Own portfolio	164,880,825	15,551	164,896,376
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	25,608,838	(17,119)	25,591,719
Real estate, mortgage, credit and similar notes	14,294,810	(17,121)	14,277,689
INTERBANK ACCOUNTS	799,030	(387,128)	411,902
Correspondents	510,728	(387,128)	123,600
INTERBRANCH ACCOUNTS	3,256,185	(15)	3,256,170
Internal transfer of funds	35,001	(15)	34,986
BORROWINGS AND ONLENDING	47,411,730	(73,766)	47,337,964
Borrowings	15,722,620	(73,766)	15,648,854
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	61,364,916	(814,149)	60,550,767
OTHER LIABILITIES	143,379,193	(2,291,163)	141,088,030
Collection and payment of taxes and contributions	695,045	(686)	694,359
Social and statutory	4,507,448	(44,914)	4,462,534
Tax and social security	23,130,156	(697,005)	22,433,151
Credit card operations	38,120,842	(1,246,009)	36,874,833
Sundry	17,961,530	(302,549)	17,658,981
DEFERRED INCOME	598,894	166,971	765,865
MINORITY INTEREST IN SUBSIDIARIES	3,731,224	(218,321)	3,512,903
TOTAL LIABILITIES	755,112,327	(3,669,217)	751,443,110

STATEMENT OF INCOME	Prior disclosure	Reclassification/ deconsolidation	Adjusted balances
INCOME FROM FINANCIAL OPERATIONS	80,325,961	(699,039)	79,626,922
Loan, lease and other credit operations	51,747,503	(432,881)	51,314,622
Securities and derivative financial instruments	18,772,105	(58,085)	18,714,020
Financial income from insurance, pension plan and capitalization operations	4,720,741	(208,069)	4,512,672
Foreign exchange operations	979,910	2	979,912
Compulsory deposits	4,105,702	(6)	4,105,696
EXPENSES OF FINANCIAL OPERATIONS	(35,066,002)	86,678	(34,979,324)
Money market	(30,083,417)	1,030	(30,082,387)
Financial expenses on technical provisions for pension plan and capitalization	(4,013,637)	85,490	(3,928,147)
Borrowings and onlending	(968,948)	158	(968,790)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	45,259,959	(612,361)	44,647,598
RESULT OF LOAN LOSSES	(10,087,727)	176,372	(9,911,355)
Expenses for allowance for loan losses	(14,363,636)	243,076	(14,120,560)
Income from recovery of credits written off as loss	4,275,909	(66,704)	4,209,205
GROSS INCOME FROM FINANCIAL OPERATIONS	35,172,232	(435,989)	34,736,243
OTHER OPERATING REVENUES (EXPENSES)	(14,726,901)	245,933	(14,480,968)
Banking service fees	14,252,929	(1,912,146)	12,340,783
Asset management	2,526,235	(40,225)	2,486,010
Current account services	605,330	(22,408)	582,922
Credit cards	6,605,156	(1,321,100)	5,284,056
Sureties and credits granted	1,462,078	(1,744)	1,460,334
Receipt services	1,325,137	(612)	1,324,525
Other	1,728,993	(526,057)	1,202,936
Income from bank charges	3,209,658	1,550,213	4,759,871
Result from insurance, pension plan and capitalization operations	2,658,435	(558,551)	2,099,884
Personnel expenses	(12,822,261)	370,690	(12,451,571)
Other administrative expenses	(14,038,409)	440,515	(13,597,894)
Tax expenses	(4,295,742)	127,320	(4,168,422)
Equity in earnings of affiliates and other investments	224,216	198,877	423,093
Other operating revenues	561,228	(32,595)	528,633
Other operating expenses	(4,476,955)	61,610	(4,415,345)
OPERATING INCOME	20,445,331	(190,056)	20,255,275
NON-OPERATING INCOME	79,825	769	80,594
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	20,525,156	(189,287)	20,335,869
INCOME TAX AND SOCIAL CONTRIBUTION	(6,017,002)	130,959	(5,886,043)
Due on operations for the period	(4,230,036)	102,379	(4,127,657)
Related to temporary differences	(1,786,966)	28,580	(1,758,386)
PROFIT SHARING	(261,282)	342	(260,940)
Management members - Statutory - Law No. 6,404 of 12/15/1976	(261,282)	342	(260,940)
MINORITY INTEREST IN SUBSIDIARIES	(923,909)	57,986	(865,923)
NET INCOME	13,322,963	-	13,322,963

m)	Transaction with Carrefour

On April 14, 2011, Itaú Unibanco Holding and Carrefour Comércio e Indústria Ltda. (“Carrefour Brazil”), entered into an Agreement for Purchase and Sale of Shares in order to purchase 49% of Banco CSF S.A. (“Banco Carrefour”) for R$ 725 million, corresponding to a multiple Price/Profit for 2010 of 11.6. The completion of the transaction depends on the approval from the Central Bank of Brazil.

Independent Auditor’s Report

To the Board of Directors and Stockholders Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of Itaú Unibanco Holding S.A. (the “Bank”) standing alone, which comprise the balance sheet as at December 31, 2011 and the statements of income, changes in equity and cash flows for the year and six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2011 and the consolidated statements of income and cash flows for the year and six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2011, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other matters

Statement of value added

We also have audited the Bank’s and the consolidated statements of value added for the year and six-month period ended December 31, 2011, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, February 6, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

According to its Charter (available on website www.itau-unibanco.com/ir), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent and the internal auditors, and for the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Committee Activities

The Committee met fifteen times in the period from August 2011 to February 2012, a total of 19 days. In addition, in a session on February 6th, the Committee analyzed the financial statements as of December 31, 2011 as well as examined and approved the Audit Committee Report and this Summary on the activities performed in the semester up to that baseline date.

Risk Management and Internal Controls

The Committee examined, during meetings in 2011 with Officers responsible for Risk Control and Finance, aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity and market risks. Through meetings with the Officer in charge of the internal control and compliance, the Committee also monitored the implementation and application of the framework for operational risk management.

The Committee has also been monitoring the efforts of Itaú Unibanco to converge to Basel II recommendations in relation to the development of the Company’s internal risk management models, which should result in better controls in the integrated management of the businesses.

Based on the information brought to its attention, the Audit Committee considers the efforts that have been made to ensure the effectiveness of the existing internal controls and risk management systems to be positive. It also considers that the approach that the Organization has adopted to prepare itself for the use of internal models as required by Basel II is firmly established and properly focused.

Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

The Audit Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be adopted in accordance with the corporate guidelines. Based on the information brought to its attention from the areas in charge, on the work carried out by the Internal Audit and on the reports prepared by the external auditors, the Audit Committee concludes that no deficiencies were identified in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee’s members to form a well-based opinion as to the integrity of the financial accounting statements and of the financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements. The Committee did not identify situations that could affect the objectivity and independence of the external auditors.

Internal Audit

The Audit Committee approves the annual working plan of the Internal Audit and the revised version of this plan for the second half of the year and, on a quarterly basis, monitors its compliance, making itself aware of work performed that was not planned and providing an opinion on the cancellation of works envisaged in the plan. The Committee evaluates positively the coverage and quality of the work performed by the internal auditors. The results presented during the Committee’s meetings did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published together with the consolidated financial statements. It discussed this subject with PricewaterhouseCoopers and with Senior Management of the Conglomerate. An evaluation was also made of the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles applicable to institutions that have authorization to carry out operations from the Banco Central do Brasil or subject to regulation by the Superintendência de Seguros Privados.

Recommendations

Regular meetings were held with the Chairman of the Board of Directors and with the Chief Executive Officer of Itaú Unibanco. During those meetings, the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

Conclusion

This Audit Committee, with due consideration to its responsibilities and to the natural limitations due to the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., as of December 31, 2011.

São Paulo, February 6th, 2012.

The Audit Committee

Gustavo Jorge Laboissière Loyola – President

Alkimar Ribeiro Moura

Eduardo Augusto de Almeida Guimarães

Guy Almeida Andrade – Financial Expert

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Public company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., by exercising the legal and statutory powers conferred to them, have reviewed the management report and the financial statements of the Company for the fiscal year ended December 31, 2011. Based on the analysis carried out and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, they understand that these documents fairly reflect the Company’s financial and equity position and are eligible to the submitted to the appreciation and approval of the Stockholders.

São Paulo, February 6, 2012.

IRAN SIQUEIRA LIMA

Member

ALBERTO SOZIN FURUGUEM	ARTEMIO BERTHOLINI
Member	Member